FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press release regarding first nine-months of 2009 results.

2	Financial report for January to September 2009.

3	Financial data for the first nine-months of 2009.

4	Webcast presentation for the first nine-months of 2009.

Item 1

Press Release
Banco Santander’s net attributable profit,
with no extraordinary items, declines 3%
to EUR 6.740 billion in the first nine months
The Bank reinforces its balance sheet by assigning net capital gains of EUR 2,247 million to generic provisions (EUR 1,400 million ), to provisions for acquired properties (EUR 600 million) and to other provisions.
Santander maintains its dividend policy and sticks to its commitment of distributing EUR 4,812 million to shareholders.
•	Profit was driven by growth in revenues (up 16%) double that of costs (up 8%). Excluding acquisitions and exchange rate effects, revenues were up 11% and costs flat.
•	Loans rose by 11% and deposits by 21%. Continental Europe contributed 49% of Group profit, Brazil 20%, the rest of Latin America 15% and the U.K. 16%.
•	Continental Europe registered attributable profit of EUR 3,986 million, an increase of 16%. Loans grew by 1% and deposits by 14%.
•
In Latin America, attributable profit stood at $3,816 million (+6%) or EUR 2,798 million (down 2%), with loans falling 4% and deposits growing by 3%, excluding the sale of Banco de Venezuela and the exchange rate effect.

•	Attributable profit in the U.K. totalled £1,164 million (up 58%) or EUR 1,314 million, up 39%. Loans grew by 43% and deposits by 46% in pounds following the integration of Alliance & Leicester.
•
The non-performing loan ratio was 3.03% and the coverage rate was 73%. NPLs in Spain stood at 2.98% and is expected to end the year below 3.5%. Growth in the non-performing loan ratio slowed down for a second consecutive quarter, while the coverage rate increased for the first time since 2006.

•	The Bank has made provisions of EUR 7,200 million, an increase of +54%, against the earnings of the first nine months. Generic loan-loss reserves come to EUR 7,469 million.
•	The efficiency ratio stands at 41.3%, improving three points from the year before, despite the integrations of A&L, B&B and Sovereign, with higher costs than the Group average.
•	The capital ratios underline Banco Santander’s solvency, with a BIS ratio of 14.3% and core capital of 8.4% following the capital increase in Brazil.
•	Banco Santander expects to match in 2009 the ordinary net profit of EUR 8,876 million registered in 2008 and to maintain shareholder remuneration at EUR 4,812 million.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, October 28th, 2009 — Banco Santander registered net attributable profit of EUR 6,740 million in the first nine months of 2009, a decline of 3% from a year earlier. Third quarter profit amounted to EUR 2,221 million, slightly above the same quarter of 2008 (EUR 2,205 million), which hadn’t been the case in the first two quarters of the year. This performance allows Banco Santander to maintain its goal of matching 2008’s net attributable profit (EUR 8,876 million) and to maintain shareholder remuneration at EUR 4,812 million.
Against a difficult market backdrop, Banco Santander was able to continue generating high recurrent results — approximately EUR 2,200 million of ordinary profit every quarter — and to strengthen its balance sheet and capital base. Results are not driven by capital gains, which will be fully used for extraordinary provisions which will allow the Bank to strengthen its balance sheet. Moreover, organic capital generation and the Bank’s capital increase in Brazil place core capital at 8.4%, the highest level in the Group’s history, and among the highest in international banking, achieved through the full support of shareholders.
In the third quarter, capital gains amounted to EUR 823 million through the debt exchange offers, the buyback of securitised bonds plus EUR 1,424 million realized in October through the capital increase in Brazil. Capital gains are being used for generic provisioning (EUR 987 million), provisions for acquired real estate (EUR 420 million) and the remaining 840 million to pre-retirements, amortisation of restructuring costs and other funds.
Results
The nine-month results show qualitative improvements. For a third consecutive quarter, basic revenues grew 11% year-on-year, excluding acquisitions and exchange rate effects, while cost growth slowed to 0% in the third quarter. At the same time, the growth in provisions for non-performing loans decelerated from 68% in the first quarter to 47% for the first nine months of the year.
Performance in costs and revenues allowed Banco Santander’s efficiency ratio to improve 3 points from a year earlier to 41.3%, positioning the Bank among the best in the world. The improvement in efficiency was possible despite the integration this year of A&L, B&B and Sovereign, where the cost structure was worse than the Group’s average. The efficiency ratio of the units within Continental Europe was 35.4%, improving 2.9 points from a year earlier. Latin America’s stood at 37%, improving 6.3 points since September 2008, and the U.K. progressed 5.5 points, to 40.7%. Sovereign has the worst efficiency ratio, standing at 62.8%, but showed the best progress. In the first quarter the efficiency ratio stood at 74.5%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The slowdown in provisions for insolvencies also reflects slower growth in non-performing loans, with a ratio of 3.03% at the close of September, 0.21 point higher than the previous quarter. This increase is the lowest in the last five quarters. At the same time, the coverage rate stands at 73%, one point higher than the previous quarter, marking a change in recent trends as coverage had fallen every quarter since September 2006.
Grupo Santander’s NPL and coverage rates are significantly better than its competitors’ in all markets. In Spain, Santander’s NPL rate amounted to 2.98%, below the 4.9% average of banks and savings banks in August. The same applies to the U.K. and Latin America. The Group has reserves for loan losses of EUR 16,619 million, of which EUR 10,550 million are specific provisions and EUR 6,069 million are generic provisions. Following the use of capital gains generated by the Brazilian unit’s capital increase, these generic provisions will amount to EUR 7,469 million.
Increasing revenues together with a slowdown in growth of costs and provisions is reflected in earnings, which fell 5% in the first quarter, by 4% in the first half and by less than 3% in the first nine months of the year.
By geographical areas, Continental Europe recorded attributable profit of EUR 3,986 million (up 16%), while Santander’s branch network, the main unit, registered EUR 1,541 million (up 10%.) U.K. profit grew 58% in pounds sterling, to £1,164 million (EUR 1,314 million, up 39%.) In Latin America, attributable profit stood at $3,816 million in dollars, its operating currency. In euros, attributable profit was EUR 2,798 million, down 2%. The greatest contribution came from Brazil, which generated a profit of EUR 1,589 million, followed by Chile, which contributed EUR 391 million and Mexico, with EUR 352 million.
These results highlight the advantages of geographical and business diversification, the recurrence of revenues and profit and their contribution to the strength of the balance sheet, anticipating provisions. This was accomplished in a very difficult environment in international banking, owing to economic contraction and market volatility.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Continental Europe accounts for 49% of Grupo Santander’s profits, Latin America 35% (20% Brazil and 15% the rest of the region) and U.K. 16%. The Group has two units (Santander branch network and Brazil) which are generating profits of EUR 500 million a quarter, while the U.K. is coming close to this amount.
Business
Growth continued to be more focused on deposits than loans, whose growth was affected by lower demand resulting from the global crisis. Deposits grew by 21% and loans by 11%, driven by the incorporation of A&L and Sovereign and not including the Banco de Venezuela portfolio, which was sold in early July.
Santander ended September, 2009, with managed funds of EUR 1.211 trillion, an increase of 6%. Of this amount, EUR 1.082 trillion are on the balance sheet, an increase of 8%.
Santander net lending came to EUR 670,059 million at the end of the third quarter, an increase of 11% in euros. In Continental Europe, lending to customers increased 1% to EUR 324,563 million. In Spain, lending by the Santander branch network and Banesto declined slightly. In Portugal, Santander Totta rose by nearly 2%. Santander Consumer increased lending by 6%.
In Latin America, loan volume was EUR 93,885 million, a decrease of 9% in euros. The impact of the sale of Banco de Venezuela and the exchange rate effect, the decline would have been 4%. In local currencies, Brazil rose 2%, Chile fell by 2% and Mexico by 13%, affected by the decline in credit cards.
The U.K. closed the quarter with loan volume of EUR 215,569 million, an increase of 24% in euros and 43% in pounds. Mortgage lending rose by 2%, bringing the portfolio to £164,300 million. The Group’s market share was 18% of gross new mortgage lending.
In savings, customer funds under management rose by 5% in euros to EUR 866,879 million at the end of September, 2009. Customer deposits, excluding repos, grew by 9%, while the decline in mutual funds and pensions began to level off, even as savings and investment insurance grew by 37%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer deposits in Continental Europe rose 12% to EUR 174,208 million. In Spain, the Santander branch network increased deposits by 20% and Banesto by 1%. In Portugal, deposits grew by 3%. Santander Consumer Finance increased deposits by 34%.
Deposits in Latin America fell by 10% to EUR 105,246 million, affected by the sales of Banco de Venezuela and the depreciation of local currencies against the euro. Without these factors, deposits net of repos rose by 3%, with an increase in Brazil of 2%, in Mexico of 6% and in Chile a decline of 6%, in local currencies.
In the United Kingdom, deposits rose by 24% (43% in pounds) to EUR 159,094 million. Without A&L, whose balance sheet was consolidated this year, growth in deposits, net of repos, was 19%.
At the close of September, Continental Europe accounted for 49% of lending and 40% of funds; the U.K. 32% and 31%, respectively, Latin America 14% of lending and 23% of funds and Sovereign (U.S.A) 5% and 6%, respectively.
The share and the dividend
Banco Santander’s eligible capital at the close of the third quarter came to EUR 74,737 million, with a surplus of EUR 30,765 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 13.6%, Tier I to 9.2% and core capital 7.7%. In the quarter, the Group generated organically 0.2 point of core capital. However, the Bank’s current core capital is 8.4%, due to the completion in October of the capital increase of the unit in Brazil, which added 0.6 point to core capital, and to the completion of the scrip dividend program, which added around 0.1 point to basic capital.
This program allowed Banco shareholders to receive in cash or in shares an amount equivalent to the second dividend against 2009 earnings, EUR 0.12 per share.
The Santander share ended September at EUR 11, up 63% during the year. At this level, Santander’s market value exceeds EUR 90,000 million, placing it among the eight top banks in the world and making it the largest company in Spain.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

At the close of the third quarter, Santander had 3,079,125 shareholders. During the third quarter, Banco de Venezuela, with 5,600 employees and 285 branches, left the Group. Total employment in the Group at the end of September was 170,156, serving around 90 million customers in 13,696 branches, making Santander the international financial group with the most shareholders and the largest branch network.
Más información en: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Income statement
Million euros

			Variation
	9M ’09	9M ’08	Amount	%

Net interest income	19,478	15,674	3,804	24.3

Dividends	335	402	(67)	(16.8)
Income from equity-accounted method	(2)	96	(98)	—
Net fees	6,828	6,885	(57)	(0.8)
Gains (losses) on financial transactions	2,617	2,153	464	21.6
Other operating income/expenses	115	191	(76)	(39.9)

Gross income	29,371	25,401	3,970	15.6

Operating expenses	(12,139)	(11,242)	(897)	8.0
General administrative expenses	(10,948)	(10,209)	(738)	7.2
Personnel	(6,260)	(5,901)	(359)	6.1
Other general administrative expenses	(4,688)	(4,308)	(380)	8.8
Depreciation and amortisation	(1,192)	(1,033)	(159)	15.4

Net operating income	17,232	14,159	3,073	21.7

Net loan-loss provisions	(7,200)	(4,667)	(2,533)	54.3
Impairment losses on other assets	(307)	(41)	(266)	646.3
Other income	(929)	(314)	(615)	195.9

Profit before taxes (w/o capital gains)	8,796	9,137	(341)	(3.7)

Tax on profit	(1,801)	(1,974)	173	(8.8)

Profit from continuing operations (w/o capital gains)	6,995	7,163	(168)	(2.3)

Net profit from discontinued operations	53	174	(120)	(69.2)

Consolidated profit (w/o capital gains)	7,049	7,337	(288)	(3.9)

Minority interests	309	402	(93)	(23.2)

Attributable profit to the Group (w/o capital gains)	6,740	6,935	(195)	(2.8)

Net extraordinary capital gains and allowances*	—	—	—	—

Attributable profit to the Group	6,740	6,935	(195)	(2.8)

EPS (euros) (1)	0.7907	0.9695	(0.1789)	(18.4)

Diluted EPS (euros) (1)	0.7875	0.9654	(0.1780)	(18.4)

Pro memoria:
Average total assets	1,098,907	950,688	148,219	15.6
Average shareholders’ equity	64,169	51,051	13,117	25.7

(1).-	9M’08 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	In 9M’09 extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.
Customer loans
Million euros

			Variation
	30.09.09	30.09.08	Amount	%	31.12.08

Public sector	9,118	6,073	3,045	50.1	7,668
Other residents	224,904	229,545	(4,641)	(2.0)	230,783
Commercial bills	9,884	14,733	(4,849)	(32.9)	14,874
Secured loans	124,104	124,274	(170)	(0.1)	123,566
Other loans	90,917	90,538	378	0.4	92,343
Non-resident sector	452,200	380,469	71,731	18.9	400,903
Secured loans	274,599	209,833	64,766	30.9	229,761
Other loans	177,601	170,636	6,965	4.1	171,142

Gross customer loans	686,223	616,088	70,135	11.4	639,354

Loan-loss allowances	16,163	11,615	4,548	39.2	12,466

Net customer loans	670,059	604,473	65,587	10.9	626,888

Pro memoria: Doubtful loans	22,349	11,470	10,880	94.9	13,968
Public sector	40	1	40	—	1
Other residents	8,986	4,636	4,350	93.8	6,208
Non-resident sector	13,323	6,833	6,490	95.0	7,759

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer funds under management
Million euros

			Variation
	30.09.09	30.09.08	Amount	%	31.12.08

Public sector	14,917	15,016	(99)	(0.7)	13,720
Other residents	116,180	110,205	5,975	5.4	117,776
Demand deposits	57,689	51,016	6,673	13.1	51,300
Time deposits	43,842	43,404	438	1.0	46,783
REPOs	14,649	15,785	(1,136)	(7.2)	19,693
Non-resident sector	340,165	278,688	61,478	22.1	288,734
Demand deposits	181,906	135,827	46,079	33.9	151,774
Time deposits	137,136	115,549	21,587	18.7	115,620
REPOs	16,556	24,482	(7,927)	(32.4)	17,187
Public Sector	4,567	2,829	1,738	61.4	4,153

Customer deposits	471,263	403,909	67,354	16.7	420,229

Debt securities	213,566	238,488	(24,922)	(10.4)	236,403
Subordinated debt	37,752	36,345	1,406	3.9	38,873

On-balance-sheet customer funds	722,581	678,742	43,839	6.5	695,506

Mutual funds	100,265	109,880	(9,615)	(8.8)	90,306
Pension funds	11,081	11,172	(92)	(0.8)	11,128
Managed portfolios	17,426	18,260	(833)	(4.6)	17,289
Savings-insurance policies	15,526	11,260	4,266	37.9	12,338

Other customer funds under management	144,298	150,572	(6,274)	(4.2)	131,061

Customer funds under management	866,879	829,314	37,564	4.5	826,567

Shareholders’ equity and minority interests

Million euros

			Variation
	30.09.09	30.09.08	Amount	%	31.12.08

Capital stock	4,078	3,127	951	30.4	3,997
Additional paid-in surplus	29,309	20,370	8,939	43.9	28,104
Reserves	31,868	28,069	3,799	13.5	28,024
Treasury stock	(360)	(77)	(283)	369.0	(421)

Shareholders’ equity (before profit and dividends)	64,895	51,490	13,406	26.0	59,704

Attributable profit	6,740	6,935	(195)	(2.8)	8,876
Interim dividend distributed	(1,103)	(846)	(257)	30.4	(1,711)
Interim dividend not distributed	—	—	—	—	(3,102)

Shareholders’ equity (after retained profit)	70,533	57,579	12,954	22.5	63,768

Valuation adjustments	(3,575)	(3,779)	205	(5.4)	(8,300)
Minority interests	2,628	2,637	(9)	(0.4)	2,415

Total equity (after retained profit)	69,586	56,436	13,149	23.3	57,883

Preferred shares and securities in subordinated debt	7,668	7,649	19	0.2	8,673

Total equity and capital with the nature of financial liabilities	77,254	64,085	13,168	20.5	66,555

Computable capital and BIS II ratio
Million euros

	30.09.09	31.12.08

Core capital	42,387	38,968
Basic capital	50,568	46,894
Supplementary capital	26,041	25,225
Deductions	(1,872)	(3,816)

Computable capital	74,737	68,302

Risk-weighted assets	549,647	514,003

BIS II ratio	13.6	13.3

Tier I (before deductions)	9.2	9.1

Core capital	7.7	7.5

Shareholders’ equity surplus (BIS II ratio)	30,765	27,182

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Financial Report January — September09
Item 2

Financial Report

Santander

January - September 09

C91550 Page 11 of 229

January — September 2009
CONTENTS

Key consolidated data	3

Highlights of the period	5

Consolidated financial report	6

Income statement	7

Balance sheet	11

Risk management	17

The Santander share	19

Information by principal segments	20

Continental Europe	24

United Kingdom	30

Latin America	32

Corporate Activities	40

Information by secondary segments	42

Retail Banking	42

Global Wholesale Banking	44

Asset Management and Insurance	46

Information about Sovereign	48

Corporate Governance and Material facts	50

Corporate Social Responsibility	51
2     Financial Report

January — September 2009
Key consolidated data
Preliminary note:
•
The financial information for 2009 has been drawn up in accordance with the accounting criteria set out in Bank of Spain 4/2004 Circular and the modifications made to the same under Circular 6/2008. The 2008 figures were restated with the same criteria.

•
In order to provide like-for-like comparisons for the two periods, a proforma statement (not audited) for 2008 was drawn up in which Banco Real is consolidated by global integration for the whole period. Capital gains and extraordinary allowances are shown separately as “net of capital gains and extraordinary allowances”.

KEY CONSOLIDATED DATA	9M’09	9M’08	Amount	(%)	2008

Balance sheet (Million euros)
Total assets	1,082,370	1,000,486	81,884	8.2	1,049,632
Net customer loans	670,059	604,473	65,587	10.9	626,888
Customer funds under management	866,879	829,314	37,564	4.5	826,567
Shareholders’ equity	70,533	57,579	12,954	22.5	63,768
Total managed funds	1,211,142	1,139,799	71,344	6.3	1,168,355

Income statement (Million euros)
Net interest income	19,478	15,674	3,804	24.3	20,945
Gross income	29,371	25,401	3,970	15.6	33,489
Net operating income	17,232	14,159	3,073	21.7	18,540
Profit from continuing operations	6,995	7,163	(168)	(2.3)	9,030
Attributable profit to the Group	6,740	6,935	(195)	(2.8)	8,876

EPS, profitability and efficiency (%)
EPS (euro) (1)	0.7907	0.9695	(0.1789)	(18.4)	1.2207
Diluted EPS (euro) (1)	0.7875	0.9654	(0.1780)	(18.4)	1.2133
ROE	14.01	18.11			17.07
ROA	0.86	1.03			0.96
RoRWA	1.74	1.94			1.86
Efficiency ratio (with amortisations)	41.3	44.3			44.6

BIS II ratios and NPL ratios (%)
Core capital	7.7	6.7			7.5
Tier I	9.2	8.3			9.1
BIS ratio	13.6	12.4			13.3
NPL ratio	3.03	1.71			2.04
NPL coverage	73.32	105.24			90.64

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,156	6,254	1,901	30.4	7,994
Share price (euros)	11.000	9.790	1.210	12.4	6.75
Market capitalisation (million euros)	89,712	65,670	24,042	36.6	53,960
Book value (euro) (1)	8.20	8.02			7.58
Price / Book value (X) (1)	1.34	1.22			0.89
P/E ratio (X)	10.43	7.57			5.53

Other data
Number of shareholders	3,079,125	2,251,033	828,092	36.8	3,034,816
Number of employees	170,156	165,676	4,480	2.7	170,961
Continental Europe	50,041	49,143	898	1.8	48,467
o/w: Spain	33,658	34,629	(971)	(2.8)	34,492
United Kingdom	23,046	17,947	5,099	28.4	24,379
Latin America	86,267	96,856	(10,589)	(10.9)	96,405
Sovereign	9,082	—	9,082	—	—
Corporate Activities	1,720	1,730	(10)	(0.6)	1,710
Number of branches	13,696	13,034	662	5.1	13,390
Continental Europe	5,888	6,000	(112)	(1.9)	5,998
o/w: Spain	4,877	5,027	(150)	(3.0)	5,022
United Kingdom	1,331	1,047	284	27.1	1,303
Latin America	5,754	5,987	(233)	(3.9)	6,089
Sovereign	723	—	723	—	—

(1).-	Data adjusted to the capital increase with preemptive rights at the end of 2008.

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October 26 2009, following a favourable report from the Audit and Compliance Committee on October 21 2009. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”

Financial Report     3

January — September 2009
GROSS INCOME NET OPERATING INCOME Million euros Million euros +15.6%* +21.7%* 17,232 29,371 25,401 14,159 10,599 19,450 9M’07 9M’08 9M’09 9M’07 9M’08 9M’09 (*).- Excluding exchange rate impact: +22.0% (*).- Excluding exchange rate impact: +28.8% ATTRIBUTABLE PROFIT _____ EARNINGS PER SHARE (EPS)* Million euros _____ Euros -2.8%* -18.4% 6,935 0.9695 6,740 5,990 0.8950 0.79079M’07** 9M’08 9M’09** 9M’07** 9M’08 9M’09** EFFICIENCY RATIO _____ CORE CAPITAL % % -3.0 p.p. +1.0 p.p. 7.7 45.5 6.7 44.3 6.2 41.3 9M’07 9M’08 9M’09 9M’07* 9M’08 9M’09
(*).- BIS I DISTRIBUTION OF ATTRIBUTABLE DISTRIBUTION OF ATTRIBUTABLE PROFIT BY GEOGRAPHIC PROFIT BY BUSINESS SEGMENTS _____ SEGMENTS 9M’09 9M’09 Asset Management Other and Insurance: 4% Latin America: 15% Retail Spain: Retail Spain: 27% Global Wholesale 27% Continental Banking: 27% Brazil: 20% Europe Retail 49% Banking: Other Retail Other Retail
69%
Europe: 10% Europe: 10%
United Kingdom: 16% Global businesses Retail Latin America: Retail United Kingdom: Europe: 12% 20% 12%

GROSS INCOME
Million euros

+15.6%*

19,450
25,401
29,371
9M'07
9M'08
9M'09

(*).- Excluding exchange rate impact: +22.0%

NET OPERATING INCOME
Million euros

+21.7%*

10,599
14,159
17,232
9M'07
9M'08
9M'09

(*).- Excluding exchange rate impact: +28.8%

ATTRIBUTABLE PROFIT
Million euros

-2.8%*

5,990
6,935
6,740
9M'07**
9M'08
9M'09**

(*).- Excluding exchange rate impact: +2.5%
(**).- W/o capital gains and extraordinary allowances

EARNINGS PER SHARE (EPS)*
Euros

-18.4%

0.8950
0.9695
0.7907
9M'07**
9M'08
9M'09**

(*).- 9M'07 and 9M'08 adjusted to the capital preferential subscription rights at the close of 2008
(**).- W/o capital gains and extraordinary allowances

EFFICIENCY RATIO
%

-3.0 p.p.

CORE CAPITAL
%

+1.0 p.p.

6.2
6.7
7.7
9M'07*
9M'08
9M'09

(*).- BIS I

DISTRIBUTION OF ATTRIBUTABLE PROFIT BY GEOGRAPHIC SEGMENTS
9M'09

Other Latin America: 15%
Retail Spain: 27%
Continental Europe 49%
Brazil: 20%
Other Retail Europe: 10%
United Kingdom: 16%
Global businesses Europe: 12%

Asset Management and Insurance: 4%
Global Wholesale Banking: 27%
Retail Spain: 27%
Retail Banking: 69%
Other Retail Europe: 10%
Retail Latin America: 20%
Retail United Kingdom: 12%

4     Financial Report

January — September 2009

Highlights of the period
HIGHLIGHTS OF THE PERIOD
Income statement: (pages 6 a 10)
•
The Group continued to show its capacity to generate recurring profits in an environment of low economic growth. Ordinary attributable profit was EUR 2,221 million in the third quarter, 0.7% more than in the same period of 2008 and improving the trend of previous quarters (Q109:-5%; Q209:-4%).

•	The profit for the first nine months was EUR 6,740 million, 2.8% lower than in the same period of 2008.
•
The extraordinary capital gains of EUR 2,247 million from exchange operations relating to capital securities and the IPO in Brazil (the latter in the fourth quarter) played no part as they will be all assigned to strengthen the balance sheet. Specifically, EUR 1,400 million will go to generic loan-loss provisions.

•	The income statement lines reflect the Group’s focal points of management:
•	Net interest income continued to drive revenues: +24.3%.

•	Operating expenses increased 8.0% (flat without perimeter and exchange-rate impact).

•	Net operating income rose 21.7%, a faster pace than in the first half, and the efficiency ratio improved by 3.0 p.p. to 41.3%.

•	Provisions were higher because of the environment (+54.3% year-on-year), but on a downward trend (6.5% more than the second quarter).
Strong balance sheet: (pages 11 a 16)
•
Solid capital ratios. Applying BIS II rules, core capital was 7.7% at the end of September and the BIS ratio 13.6%. These ratios do not incorporate the favourable impact of Santander Brasil’s capital increase (core capital: +0.6 p.p.).

•
The Group’s non-performing loans ratio of 3.03% and coverage ratio of 73% compare very well by international standards. Spain’s NPL ratio (2.98%) and the UK’s (1.65%) also compare very well with the situation and evolution in each market.

•	Generic loan-loss provisions amounted to EUR 6,069 million and will be strengthened with the allocation of the aforementioned capital gains.
The Santander share: (page 19)
•	The share price at the end of September was EUR 11.000 (+63.0% since the end of 2008).
•	The first interim dividend charged to 2009’s earnings of EUR 0.1352 was paid on 1 August, the same amount as in 2008.
•
In November the new shareholder remuneration framework (“Santander Dividendo Elección”) will be applied. This scheme allows shareholders to receive the second dividend payment in cash (EUR 0.12 per share) or in shares.

Business areas: (greater detail on pages 20-49)
•
Continental Europe: gross income rose 16.3%, double the growth of 7.7% in expenses. The efficiency ratio improved further, and net operating income rose 21.6%. Attributable profit was EUR 3,986 million (+16.1% year-on-year).

•
United Kingdom: strong growth throughout the income statement, thanks to the good evolution of Abbey’s retail and wholesale businesses, and the positive perimeter impact of the incorporations of Alliance & Leicester and Bradford & Bingley. Attributable profit was sterling 1,164 million (EUR 1,314 million), 57.9% higher and +28.2% on a like-for-like basis.

•
Latin America: excluding the exchange-rate impact, gross income rose 14.8% and expenses declined 2.2%. As a result, the efficiency ratio improved. Net operating income rose 27.9% and attributable profit was EUR 2,798 million (+6.1% in local currency; -2.1% in euros).

Material facts: (greater detail on pages 50-51)
•	Banco Santander Brasil increased its capital by EUR 4,760 million in October through an IPO. All the estimated capital gains of EUR 1,424 million will be assigned to provisions.
•	The sale of Banco de Venezuela to Banco de Desarrollo Económico y Social, a public institution of the Bolivarian Republic of Venezuela, for $1,050 million went through in July.
•
Grupo Santander conducted during the third quarter exchange operations relating to capital securities and acquired securitisation bonds. The capital gains of EUR 823 million were all assigned to provisions.

Financial Report     5

January — September 2009
Consolidated financial report
General background
The global economy has been showing clear signs of improvement since April, leaving behind the sharp falls in activity at the end of 2008 and early 2009. The exceptional measures taken by governments and central banks managed to stabilise the situation, although still within an environment of contraction. The financial markets have reflected the improved expectations: sharp rises in stock markets, notable reduction in risk premiums and, in general, a more fluid functioning of the money and capital markets, although they have yet to achieve full normalisation.
The US economy declined in the second quarter but less than expected (-0.7% annualised compared to -6.4% in the first quarter). GDP composition and other recent indicators point to positive growth in the third quarter. The factors behind this include an end to the price adjustment in the property market, the partial recovery of the external sector and the rebuilding of stocks by companies. Inflation has moved on from its lows but is still not a risk for the Federal Reserve holding its key rate at 0-0.25%, while the expansive fiscal policy will push the budget deficit above 10% of GDP.
Latin America’s profile was also better in the second quarter. The better fundamentals in a large part of the region during the last few years have enabled it to withstand the global crisis. Brazil’s GDP grew 1.9% in the second quarter over the first, fuelled by private consumption and the external sector. Year-on-year growth, however, remained negative (-1.2% vs. -1.6% in the first quarter).
Chile’s performance was worse than expected in the second quarter (-4.2% year-on-year vs. -2.2% in the first). This could be the low point of the cycle. Data was more positive in the third quarter, reflecting the expansive monetary and fiscal policies. Mexico is suffering the worst: GDP fell 10.3% year-on-year in the second quarter, pulled down by all components except public consumption. The recovery in the US is expected to begin to benefit Mexico as of the third quarter.
The euro zone’s evolution was in line with that of the US, unlike in previous cycles, thanks to the exceptional monetary and fiscal measures adopted at the start of the crisis. GDP fell slightly in the second quarter (-0.5% annualised vs. -9.2% in the first), backed by the recovery underway in Germany and France. Moreover, available indicators point to positive growth in the third quarter for the whole of the zone.
Despite slightly negative inflation rates in the summer, there is little risk of sustained deflation and substantial risk is not expected. As a result, the European Central Bank held its repo rate at 1% and changes are not expected in the coming months. The good tone of the euro zone’s recovery helped the euro to strengthen against the dollar and against sterling (EUR 1=$1.46 = sterling 0.91).
Spain’s recession was less intense in the second quarter (-4.2% annualised vs. -6.2% in the first quarter). Property prices continued to decline, while exports have been doing surprisingly well. Unemployment has also been rising at a slower pace and the slower growth in the working population exerted less pressure on the jobs market. Inflation remained negative (-1% year-on-year in September) although the evolution of energy prices at the end of 2008 will mean positive inflation at the end of this year.
The UK economy is still fragile. The annualised shrinkage of GDP in the second quarter of 2.6% compared to -9.3% in the first quarter did not bring the expected return to the positive growth in the third quarter (-1.6% according to the first estimate). However, indicators point to a stronger position in coming quarters and a better tone in the property sector. Inflation is falling but still close to 2%, party because of sterling’s slide. In this context, the Bank of England held the base rate at 0.5%.

EXCHANGE RATES: 1
EURO / CURRENCY	Average (income statement)		Period-end (balance sheet)
PARITY	9M’09	9M’08	30.09.09	31.12.08	30.09.08
US$	1.3638	1.5200	1.4643	1.3917	1.4303
Pound sterling	0.8856	0.7814	0.9093	0.9525	0.7903
Brazilian real	2.8262	2.5600	2.6050	3.2436	2.7525
New Mexican peso	18.6104	15.9826	19.7454	19.2333	15.7126
Chilean peso	779.1439	732.6705	801.7775	886.8608	785.5923
Argentine peso	5.0380	4.7380	5.6280	4.8041	4.4611
Grupo Santander results
The consistency of recurring results was maintained in the third quarter.
•	Backed by the strength and diversification of the operating areas, and

•	Reflecting management’s focal points:
•	Resilience of revenues to the cycle.

•	Flexible expenses and generation of synergies.

•	Active management of risks / recoveries.
In addition, capital gains will be used to strengthen the balance sheet (basically generic).
As well as the global recession, other aspects need to be taken into account in order to interpret the results appropriately:
•	In order to facilitate comparisons with the 2008 quarters, a proforma statement for 2008 was drawn up that consolidates 12 months of Banco Real by global integration in Brazil.
•
There is some perimeter impact on profits of EUR 282 million compared with 2008 from the businesses incorporated in the UK (Alliance & Leicester and Bradford & Bingley), in Santander Consumer Finance and from Sovereign’s consolidation by global integration as of February 2009.

•
The sale of Banco de Venezuela led to its results being eliminated from various lines and recorded in discontinued operations. In order to produce a like-for-like comparison, the same was done for the bank’s results in 2008.

6     Financial Report

January — September 2009
Consolidated financial report
Income statement

			Variation
Million euros	9M’09	9M’08	Amount	(%)

Net interest income	19,478	15,674	3,804	24.3

Dividends	335	402	(67)	(16.8)
Income from equity-accounted method	(2)	96	(98)	—
Net fees	6,828	6,885	(57)	(0.8)
Gains (losses) on financial transactions	2,617	2,153	464	21.6
Other operating income/expenses	115	191	(76)	(39.9)

Gross income	29,371	25,401	3,970	15.6

Operating expenses	(12,139)	(11,242)	(897)	8.0
General administrative expenses	(10,948)	(10,209)	(738)	7.2
Personnel	(6,260)	(5,901)	(359)	6.1
Other general administrative expenses	(4,688)	(4,308)	(380)	8.8
Depreciation and amortisation	(1,192)	(1,033)	(159)	15.4

Net operating income	17,232	14,159	3,073	21.7

Net loan-loss provisions	(7,200)	(4,667)	(2,533)	54.3
Impairment losses on other assets	(307)	(41)	(266)	646.3
Other income	(929)	(314)	(615)	195.9

Profit before taxes (w/o capital gains)	8,796	9,137	(341)	(3.7)

Tax on profit	(1,801)	(1,974)	173	(8.8)

Profit from continuing operations (w/o capital gains)	6,995	7,163	(168)	(2.3)

Net profit from discontinued operations	53	174	(120)	(69.2)

Consolidated profit (w/o capital gains)	7,049	7,337	(288)	(3.9)

Minority interests	309	402	(93)	(23.2)

Attributable profit to the Group (w/o capital gains)	6,740	6,935	(195)	(2.8)

Net extraordinary capital gains and allowances*	—	—	—	—

Attributable profit to the Group	6,740	6,935	(195)	(2.8)

EPS (euros) (1)	0.7907	0.9695	(0.1789)	(18.4)

Diluted EPS (euros) (1)	0.7875	0.9654	(0.1780)	(18.4)

Pro memoria:
Average total assets	1,098,907	950,688	148,219	15.6
Average shareholders’ equity	64,169	51,051	13,117	25.7

(1).-	9M’08 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	In 9M’09 results include extraordinary capital gains and extraordinary allowances for the same amount, and thus the net amount is zero.
•
In the third quarter, capital gains of EUR 823 million were obtained from exchange operations relating to capital securities and the purchase of securitisation bonds. These gains were fully assigned to strengthening the balance sheet and so had no bearing on profits. A fund pending distribution at the end of the year was established for them. In order to facilitate the view of the ordinary evolution of the income statement, these capital gains and the fund aformentioned are not included in the various lines but in “Net extraordinary capital gains and allowances”.

•
In the fourth quarter, and therefore not included in the results for the first nine months, Santander Brasil increased its capital via an IPO and therefore the Group obtained EUR 1,424 million of estimated capital gains. They will be also assigned to strengthening the balance sheet.

•
Lastly, the comparison of revenues and expenses is negatively affected by the average exchange rates of sterling and of the main Latin American currencies against the euro. The impact with regard to the euro was: -6/-7 p.p. for the whole Group, -15 p.p. in the United Kingdom and -10 p.p. in Latin America.

Ordinary attributable profit was EUR 6,740 million, 2.8% lower than in the first nine months of 2008. Eliminating the perimeter and exchange-rate impact, attributable profit was 1.6% lower. In the first half it was 4.5% lower.
Financial Report     7

January — September 2009
Consolidated financial report
Quarterly

	2008				2009
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest income	4,935	5,257	5,482	5,271	6,039	6,617	6,822

Dividends	62	257	84	150	87	153	94
Income from equity-accounted method	101	51	(56)	21	(13)	10	1
Net fees	2,287	2,251	2,347	2,135	2,164	2,374	2,291
Gains (losses) on financial transactions	756	817	579	444	862	977	777
Other operating income/expenses	83	79	29	66	80	16	19

Gross income	8,225	8,713	8,464	8,088	9,221	10,147	10,004

Operating expenses	(3,707)	(3,729)	(3,806)	(3,707)	(3,967)	(4,087)	(4,086)
General administrative expenses	(3,363)	(3,386)	(3,460)	(3,371)	(3,587)	(3,681)	(3,679)
Personnel	(1,952)	(1,971)	(1,979)	(1,856)	(2,059)	(2,106)	(2,095)
Other general administrative expenses	(1,411)	(1,416)	(1,481)	(1,514)	(1,529)	(1,575)	(1,583)
Depreciation and amortisation	(343)	(343)	(347)	(337)	(379)	(405)	(407)

Net operating income	4,518	4,984	4,657	4,381	5,254	6,060	5,918

Net loan-loss provisions	(1,281)	(1,599)	(1,787)	(1,934)	(2,209)	(2,417)	(2,574)
Impairment losses on other assets	(13)	(16)	(13)	(50)	(25)	(241)	(42)
Other income	(241)	(110)	37	(112)	(278)	(232)	(418)

Profit before taxes (w/o capital gains)	2,984	3,259	2,895	2,284	2,742	3,171	2,883

Tax on profit	(699)	(658)	(617)	(417)	(614)	(629)	(559)

Profit from continuing operations (w/o capital gains)	2,284	2,601	2,278	1,867	2,128	2,542	2,325

Net profit from discontinued operations	58	61	56	145	67	(6)	(7)

Consolidated profit (w/o capital gains)	2,342	2,662	2,333	2,012	2,195	2,536	2,318

Minority interests	136	138	128	71	99	113	97

Attributable profit to the Group (w/o capital gains)	2,206	2,524	2,205	1,941	2,096	2,423	2,221

Net extraordinary capital gains and allowances*	—	—	—	—	—	—	—

Attributable profit to the Group	2,206	2,524	2,205	1,941	2,096	2,423	2,221

EPS (euros) (1)	0.3086	0.3533	0.3076	0.2512	0.2472	0.2846	0.2588

Diluted EPS (euros) (1)	0.3066	0.3522	0.3066	0.2479	0.2460	0.2831	0.2584

(1).-	9M’08 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	In Q4’08, Q2’09 and Q3’09 extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.
The Group’s results continued to be solid and recurring. The attributable profit of the operating areas in the third quarter was EUR 2,748 million, almost the same as in the second quarter and 15.3% more than in the same period of 2008. Attributable profit for the first nine months was EUR 8,069 million (+11.6% year-on-year).
However, this growth did not wholly feed through to the Group’s total profit because of the reduced revenues of Corporate Activities (gains on financial transactions, dividends, income accounted for by the equity method and net interest income) and the provision made in the first quarter of 2009 for Metrovacesa (EUR 195 million).
This performance was achieved in a complex environment, which made the Group prioritise its management focus for 2009:
•	Management of spreads, particularly in lending.
•	Management of the growth differential between revenues and expenses, with strict control of the latter.
•	Risk management against a backdrop of a sharp deterioration of the macroeconomic environment.
•	Focus on recoveries.
•	Disciplined financial management.
•	Discipline in capital.
The main developments in the income statement compared with the proforma for 2008, which includes Banco Real by global integration, are now set out.
8     Financial Report

January — September 2009
Consolidated financial report
Net fees

			Variation
Million euros	9M’09	9M’08	Amount	(%)

Commissions from services	3,957	3,589	369	10.3
Mutual & pension funds	888	1,266	(378)	(29.8)
Securities services	588	560	28	4.9
Insurance	1,395	1,470	(75)	(5.1)

Net fees	6,828	6,885	(57)	(0.8)

Net interest income continued to be the main driver of the growth in revenues. It increased 24.3% year-on-year to EUR 19,478 million. The strong year-on-year growth was due to larger volumes (benefiting from the acquisitions) and appropriate management of spreads in all units. The spreads on loans were notably better (for the whole Group they increased from 2.61% to 3.27%), although they began to ease in the second quarter, while spreads on deposits were affected by lower interest rates.
In relation to 2008, the rise in net interest income benefited, like other items of the income statement, from incorporations, basically Sovereign, Alliance & Leicester and specialised consumer credit companies (+14 p.p. in revenue growth). On the other hand, the evolution of exchange rates reduced growth by 7 p.p. Excluding both effects, net interest income was 17.6% higher than in the first nine months of 2008.
Gains on financial transactions increased 21.6%, due to the good performance of revenues from wholesale businesses, mostly customer operations, which comfortably offset the decline in Corporate Activities.
The rest of revenue lines declined over 2008, partly because of reduced activity and partly because of the Group’s strategy in certain businesses and non-strategic assets.
Fee income was flat, affected by lower activity and the reduced demand for some fee-generating products. Both factors mainly hit revenues from mutual funds and insurance. On the other hand, fee income from services and securities increased.
Income accounted for by the equity method was EUR 2 million negative compared with EUR 96 million positive in the first nine months of 2008, as a result of the sale of Cepsa and Sovereign’s consolidation by global integration. The contribution of dividends also declined (from EUR 402 million to EUR 335 million) because of the those received in 2008 from RBS and Fortis.
Gross income increased 15.6% year-on-year to EUR 29,371 million and 11.1% excluding the perimeter and exchange-rate impact (+13.7% in the operating areas).
Operating expenses rose 8.0% (zero excluding the perimeter and exchange-rate effects). In the current weak environment, control of expenses is paramount. All geographic and global units reflect changes consistent with their efficiency objectives.
The stronger growth in revenues than in expenses produced a further improvement in the efficiency ratio to 41.3% (including amortisations) from 44.3% in the first nine months of 2008. Without amortisations, the ratio was 37.3%. This improvement in all units, occurred in both Continental Europe and, particularly, in Latin America and in the United Kingdom. It should be noted that, as with other ratios, the evolution of efficiency is on a like-for-like basis in this report and with that published in the first quarters of 2009, but not with that recorded in previous reports, because of the incorporation of Banco Real in all the quarters of 2008 by global integration and the changes made to the income statement model at the beginning of 2009.
Net operating income increased 21.7% to EUR 17,232 million, all due to the operating areas. Eliminating the perimeter and exchange-rate impact, growth for the Group was 19.9% and 24.0% for the operating areas.
These growth rates underscored the Group’s strong capacity to keep on generating revenues in the current difficult environment and absorb the larger provisions.
Financial Report     9

January — September 2009
Consolidated financial report
Operating expenses

			Variation
Million euros	9M’09	9M’08	Amount	(%)

Personnel expenses	6,260	5,901	359	6.1
General expenses	4,688	4,308	380	8.8
Information technology	572	513	60	11.6
Communications	475	478	(3)	(0.5)
Advertising	431	467	(36)	(7.7)
Buildings and premises	1,048	846	202	23.9
Printed and office material	137	128	9	7.0
Taxes (other than profit tax)	232	185	48	25.9
Other expenses	1,792	1,691	100	5.9

Personnel and general expenses	10,948	10,209	738	7.2

Depreciation and amortisation	1,192	1,033	159	15.4

Total operating expenses	12,139	11,242	897	8.0

This capacity increased in relative terms in the first nine months, as net operating income annualised represented 3.4% of loans, up from 3.2% in the same period of 2008.
Net loan-loss provisions increased 54.3% to EUR 7,200 million. Their growth is still high, but lower than in previous quarters.
This sharp year-on-year rise reflects the impact of the incorporation of new units (approximately 18 p.p. of the increase) and the organic increase in most of the business units for various reasons. The first and most important one is the macroeconomic environment which has deteriorated significantly. The second, and to a lesser extent, is the change of mix of the portfolio in previous years toward more profitable products with a higher risk premium.
The increase in the impairment losses on other assets was EUR 266 million over 2008, basically because of the EUR 195 million provision for Metrovacesa in the first quarter of 2009 which in the second quarter was reclassified from gains on financial transactions to impairment losses on other assets.
Other income and allowances for possible contingencies was EUR 929 million negative (EUR 314 million negative in the first nine months of 2008). Part of this growth is reflected in operating businesses, as a result of the larger allowances and the rest on a centralised basis. Of note were the amounts needed for the initial allowances of real estate assets in Spain.
Profit before tax was EUR 8,796 million. After the tax charge, the results from discontinued operations and minority interests, attributable profit (before capital gains and extraordinary allowances) was EUR 6,740 million, 2.8% less than in the first nine months of 2008.
Earnings per share until September were EUR 0.7907, 18.4% lower than in the same period of 2008 because of the capital increases in 2008 and the beginning of 2009. The third quarter figure was EUR 0.2588 per share.
Net loan-loss provisions

			Variation
Million euros	9M’09	9M’08	Amount	(%)

Non performing loans	8,005	5,118	2,887	56.4
Country-risk	(140)	118	(258)	—
Recovery of written-off assets	(665)	(569)	(96)	16.8

Total	7,200	4,667	2,533	54.3

10     Financial Report

January — September 2009
Consolidated financial report
Balance sheet

			Variation
Million euros	30.09.09	30.09.08	Amount	(%)	31.12.08
Assets
Cash on hand and deposits at central banks	25,316	56,306	(30,990)	(55.0)	45,781
Trading portfolio	132,905	124,363	8,542	6.9	151,817
Debt securities	48,212	48,758	(546)	(1.1)	43,896
Customer loans	4,528	3,159	1,369	43.3	684
Equities	7,914	6,922	993	14.3	6,272
Trading derivatives	66,893	61,806	5,087	8.2	95,815
Deposits from credit institutions	5,358	3,719	1,639	44.1	5,150
Other financial assets at fair value	38,742	31,079	7,663	24.7	25,817
Customer loans	12,100	9,743	2,357	24.2	8,973
Other (deposits at credit institutions, debt securities and equities)	26,642	21,336	5,305	24.9	16,844
Available-for-sale financial assets	83,085	49,285	33,800	68.6	48,920
Debt securities	75,125	42,465	32,660	76.9	42,548
Equities	7,959	6,819	1,140	16.7	6,373
Loans	719,676	665,123	54,553	8.2	699,615
Deposits at credit institutions	49,114	72,046	(22,932)	(31.8)	64,731
Customer loans	653,431	591,571	61,860	10.5	617,231
Other	17,132	1,506	15,626	—	17,653
Investments	156	4,419	(4,263)	(96.5)	1,323
Intangible assets and property and equipment	11,147	12,638	(1,491)	(11.8)	10,289
Goodwill	23,474	21,306	2,168	10.2	18,836
Other	47,869	35,967	11,902	33.1	47,233

Total assets	1,082,370	1,000,486	81,884	8.2	1,049,632

Liabilities and shareholders’ equity
Trading portfolio	114,240	96,328	17,912	18.6	136,620
Customer deposits	4,793	10,098	(5,306)	(52.5)	4,896
Marketable debt securities	1,408	5,845	(4,437)	(75.9)	3,570
Trading derivatives	65,046	58,517	6,529	11.2	89,167
Other	42,993	21,868	21,126	96.6	38,987
Other financial liabilities at fair value	32,750	33,166	(417)	(1.3)	28,639
Customer deposits	7,841	10,316	(2,475)	(24.0)	9,318
Marketable debt securities	3,249	7,727	(4,479)	(58.0)	5,191
Deposits at credit institutions	21,661	15,123	6,537	43.2	14,130
Financial liabilities at amortized cost	802,056	758,841	43,215	5.7	770,008
Due to central banks and credit institutions	77,643	94,292	(16,648)	(17.7)	79,795
Customer deposits	458,630	383,495	75,135	19.6	406,015
Marketable debt securities	208,909	224,916	(16,006)	(7.1)	227,642
Subordinated debt	37,752	36,345	1,406	3.9	38,873
Other financial liabilities	19,122	19,793	(672)	(3.4)	17,681
Insurance liabilities	22,325	16,581	5,744	34.6	16,850
Provisions	18,137	18,691	(554)	(3.0)	17,736
Other liability accounts	23,278	20,443	2,835	13.9	19,777

Total liabilities	1,012,784	944,050	68,735	7.3	989,630

Shareholders’ equity	70,533	57,579	12,954	22.5	65,887
Capital stock	4,078	3,127	951	30.4	3,997
Reserves	60,818	48,362	12,455	25.8	55,707
Attributable profit to the Group	6,740	6,935	(195)	(2.8)	8,876
Less: dividends	(1,103)	(846)	(257)	30.4	(2,693)
Equity adjustments by valuation	(3,575)	(3,779)	205	(5.4)	(8,300)
Minority interests	2,628	2,637	(9)	(0.4)	2,415

Total equity	69,586	56,436	13,149	23.3	60,001

Total liabilities and equity	1,082,370	1,000,486	81,884	8.2	1,049,632

Financial Report     11

January — September 2009
Consolidated financial report
Customer loans

			Variation
Million euros	30.09.09	30.09.08	Amount	(%)	31.12.08

Public sector	9,118	6,073	3,045	50.1	7,668
Other residents	224,904	229,545	(4,641)	(2.0)	230,783
Commercial bills	9,884	14,733	(4,849)	(32.9)	14,874
Secured loans	124,104	124,274	(170)	(0.1)	123,566
Other loans	90,917	90,538	378	0.4	92,343
Non-resident sector	452,200	380,469	71,731	18.9	400,903
Secured loans	274,599	209,833	64,766	30.9	229,761
Other loans	177,601	170,636	6,965	4.1	171,142

Gross customer loans	686,223	616,088	70,135	11.4	639,354

Loan-loss allowances	16,163	11,615	4,548	39.2	12,466

Net customer loans	670,059	604,473	65,587	10.9	626,888

Pro memoria: Doubtful loans	22,349	11,470	10,880	94.9	13,968
Public sector	40	1	40	—	1
Other residents	8,986	4,636	4,350	93.8	6,208
Non-resident sector	13,323	6,833	6,490	95.0	7,759
Consolidated balance sheet
Activity reflected the current market context:
•	Lower demand for loans intensified: lending increased 11% year-on-year (-1% on a like-for-like basis and excluding the exchange-rate impact).
•	Greater focus on liquidity: deposits excluding repos rose 21% (+9% on a like-for-like basis and excluding the exchange-rate impact).
Capital generation in the quarter increased core capital to 7.7%.
Total managed funds at the end of September amounted to EUR 1,211,142 million, of which EUR 1,082,370 million (89%) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
In order to correctly interpret this information, it is necessary to take into account two factors. On the one hand, a positive net perimeter effect from the incorporation of Alliance & Leicester at the end of 2008, Sovereign in 2009 and the consumer business units acquired. This more than offset the exit of Venezuela. On the other hand, the negative impact of the depreciation against the euro on the basis of period-end exchange rates of 2% for dollar, 13% for sterling, 20% the Mexican peso and 2% the Chilean peso. However, the Brazilian real appreciated 6%.
The net impact of both factors on the changes in customer balances was 12 p.p. positive in loans and 8 p.p. also positive in funds.
The incorporation of Banco Real does not affect comparisons as a pro forma statement at September 2008 consolidating by global integration was drawn up, instead of by the equity accounted method as was the case for the first three quarters of 2008.
12     Financial Report

January — September 2009
Consolidated financial report
The Group’s gross lending amounted to EUR 686,223 million, 11% higher than in September 2008. Deducting the perimeter effects (contribution of 16 p.p.) and exchange rates (subtraction of 4 p.p.) there was a slight fall of 1%.
Lending to the public sector increased 50% year-on-year and loans to other resident sectors dropped 2%, in line with the deceleration in the market. Secured loans, the main component, hardly changed, while other credits declined 4%, mainly due to the commercial portfolio (-33%), given its reduced maturities and more direct relation with business activity. Loans to the nonresident sector rose 19%, affected by perimeter changes and exchange rates.
Continental Europe’s total lending increased 1%. In Spain, the combined lending of the Santander Branch Network and Banesto dropped a little, following the pattern in the resident sector.
Santander Consumer Finance increased its lending 6%, because of the integration of the assets acquired from Royal Bank of Scotland and GE, while Portugal’s lending was 2% higher. Lending to individuals increased 1%; to SMEs 7% and to companies 1%.
In the United Kingdom, lending grew 24% year-on-year to EUR 215,569 million (+43% in sterling). Excluding the balances of Alliance & Leicester, and in local currency, Abbey’s balances were 4% higher because of residential mortgages (+4%), while personal loans, with a small relative share in total lending dropped 14%, in line with the Group’s strategy.
Lending in Latin America declined 9%, hit by exchange rates and the sale of Banco de Venezuela (excluding both effects lending declined 4%). Of note was the increase of 2% in Brazil, which offered the largest growth in loans to individuals in bank’s branches (+13%) and reduction in non-global companies. Chile and Mexico decreased 2% and 13% respectively, the latter affected by cards business.
Sovereign recorded EUR 34,409 million, with a downward trend in the balances of non-strategic segments.
The Group’s lending in the third quarter was 1% less than in the second quarter, excluding perimeter impact and exchange rates.
At 30 September, Continental Europe accounted for 49% of total lending (36% Spain), the UK 32%, Latin America 14% (8% Brazil) and Sovereign 5%. The respective figures a year earlier were 54% for Continental Europe, 29% for the UK and 17% for Latin America.
Total customer funds under management by Grupo Santander at the end of September were 5% higher year-on-year at EUR 866,879 million (perimeter effect of +12 p.p. and exchange rate impact of -4 p.p.).
Excluding both effects in order to produce a better analysis of management, of note was the 9% rise in deposits excluding repos. This reflected the focus on capturing customer balances in the Group’s various units over the last few quarters. Marketable securities dropped 21%, repos 19% and subordinated debt 4%. The volume of mutual funds was 6% lower year-on-year and pension funds 1% (a smaller fall than in previous quarters), while insurance savings-investment increased 37%.
Continental Europe increased its deposits excluding repos 14% year-on-year.
In Spain, where around 80% of Continental Europe’s deposits are concentrated, deposits without repos increased 11%. Savings-investment insurance has become an additional source of financing (+38%). Mutual and pension funds declined 18% (less than in previous quarters). This reduction was notably affected, on the one hand, by customers’ preference for time deposits and, on the other, by the impact on portfolios of the markets’ evolution over the last 12 months, the mix of funds and the revaluation of portfolios.
Santander Consumer Finance increased its deposits excluding repos 34%, backed by organic growth in Germany and the contribution from the businesses acquired.
There was also a greater focus in Portugal on deposits (+3% without repos), coupled with the improved trend of mutual funds in recent quarters.
In the UK, deposits excluding repos increased 46% in sterling (27 p.p. was due to incorporating Alliance & Leicester). Mutual funds increased 32%.
Financial Report     13

January — September 2009
Consolidated financial report
Customer funds under management

			Variation
Million euros	30.09.09	30.09.08	Amount	(%)	31.12.08

Public sector	14,917	15,016	(99)	(0.7)	13,720
Other residents	116,180	110,205	5,975	5.4	117,776
Demand deposits	57,689	51,016	6,673	13.1	51,300
Time deposits	43,842	43,404	438	1.0	46,783
REPOs	14,649	15,785	(1,136)	(7.2)	19,693
Non-resident sector	340,165	278,688	61,478	22.1	288,734
Demand deposits	181,906	135,827	46,079	33.9	151,774
Time deposits	137,136	115,549	21,587	18.7	115,620
REPOs	16,556	24,482	(7,927)	(32.4)	17,187
Public Sector	4,567	2,829	1,738	61.4	4,153

Customer deposits	471,263	403,909	67,354	16.7	420,229

Debt securities	213,566	238,488	(24,922)	(10.4)	236,403
Subordinated debt	37,752	36,345	1,406	3.9	38,873

On-balance-sheet customer funds	722,581	678,742	43,839	6.5	695,506

Mutual funds	100,265	109,880	(9,615)	(8.8)	90,306
Pension funds	11,081	11,172	(92)	(0.8)	11,128
Managed portfolios	17,426	18,260	(833)	(4.6)	17,289
Savings-insurance policies	15,526	11,260	4,266	37.9	12,338

Other customer funds under management	144,298	150,572	(6,274)	(4.2)	131,061

Customer funds under management	866,879	829,314	37,564	4.5	826,567

In Latin America, bank savings increased 2% excluding the perimeter effect and exchange-rate impact: deposits without repos grew 3% and mutual funds 2%. Deposits without repos rose 2% in Brazil (+12% in demand deposits and -0.4% in time deposits) and 6% in Mexico and dropped by 6% in Chile because of time deposits, as demand deposits increased 13%.
Sovereign’s customer funds amounted to EUR 44,187 million, falling EUR 4,093 million in the third quarter due to the policy of reducing high cost balances.
Continental Europe accounted for 40% of customer funds under management (32% Spain), the UK 31%, Latin America 23% (Brazil 13%) and Sovereign 6%. The respective figures a year earlier were 43% for Continental Europe, 30% for the United Kingdom and 27% for Latin America.
Deposits without repos in the third quarter remained virtually the same, excluding perimeter and exchange rate impacts, while mutual funds increased 6%.
As a result of the evolution of deposits and the lower growth trend in lending, the need for recourse to medium and long-term public markets has diminished.
However, given the strategic importance for the Group of maintaining a strong presence in international institutional investor markets, various units issued during the first nine months EUR 7,604 million and EUR 4,327 million of senior debt and covered bonds. Of particular note were Banco Santander’s covered bond operations during the second quarter, as they signified the reopening of this market for Spanish issuers. In the Spanish retail market, two issues of preferred shares were made by Banco Santander and Banesto (EUR 2,000 million and EUR 500 million, respectively).
Issues of senior debt, covered bonds and subordinated debt that matured had countervalues of EUR 21,432 million, EUR 727 million and EUR 1,379 million, respectively, and EUR 2,411 million of preferred shares were amortised.
In addition, various exchange offers relating to capital securities were made (see page 50).
All these measures bolstered the Group and gave us a comfortable liquidity position.
Mutual funds

			Variation
Million euros	30.09.09	30.09.08	(%)

Spain	40,646	51,984	(21.8)
Portugal	3,825	3,943	(3.0)
United Kingdom	9,821	8,541	15.0
Latin America	45,973	45,412	1.2

Total	100,265	109,880	(8.8)

Pension funds

			Variation
Million euros	30.09.09	30.09.08	(%)

Spain	9,753	9,819	(0.7)
Portugal	1,328	1,354	(1.9)

Total	11,081	11,172	(0.8)

14     Financial Report

January — September 2009
Consolidated financial report
Total equity and capital with the nature of financial liabilities

			Variation
Million euros	30.09.09	30.09.08	Amount	(%)	31.12.08

Capital stock	4,078	3,127	951	30.4	3,997
Additional paid-in surplus	29,309	20,370	8,939	43.9	28,104
Reserves	31,868	28,069	3,799	13.5	28,024
Treasury stock	(360)	(77)	(283)	369.0	(421)

Shareholders’ equity (before profit and dividends)	64,895	51,490	13,406	26.0	59,704

Attributable profit	6,740	6,935	(195)	(2.8)	8,876
Interim dividend distributed	(1,103)	(846)	(257)	30.4	(1,711)
Interim dividend not distributed	—	—	—	—	(3,102)

Shareholders’ equity (after retained profit)	70,533	57,579	12,954	22.5	63,768

Valuation adjustments	(3,575)	(3,779)	205	(5.4)	(8,300)
Minority interests	2,628	2,637	(9)	(0.4)	2,415

Total equity (after retained profit)	69,586	56,436	13,149	23.3	57,883

Preferred shares and securities in subordinated debt	7,668	7,649	19	0.2	8,673

Total equity and capital with the nature of financial liabilities	77,254	64,085	13,168	20.5	66,555

Goodwill, including that corresponding to the banks that consolidate by global integration and to equity stakes, was EUR 23,483 million at the end of September, EUR 1,145 million higher than a year earlier. This increase is the net difference between the entry of the businesses acquired, the exit of Cepsa and the impact of exchange rates from the depreciation of Latin American currencies and sterling against the euro.
Total shareholders’ equity stood at EUR 70,533 million (+EUR 12,954 million and +22% year-on-year). This large increase was mainly due to last December’s capital increase with preferential subscription rights and the EUR 4,064 million of retained 2008 earnings.
Total equity and capital with the nature of financial liabilities amounted to EUR 77,254 million, after incorporating minority interests, preferred shares and valuation adjustments. Regarding the latter in respect of September 2008, the variation was positive (EUR 205 million). Since the end of December, valuation adjustments improved by EUR 4,725 million.
As regards capital ratios, Grupo Santander’s eligible shareholders’ equity, in accordance with the criteria of the Bank for International Settlements (BIS II), amounted to EUR 74,737 million at the end of September (EUR 30,765 million surplus and 70% above the minimum requirement). The BIS II ratio was 13.6% and core capital 7.7% (+20 p.p.) compared with 7.5% in June and 7.3% in March, with a positive impact in the third quarter from profits and the slight decline in risk-weighted assets. In the current environment, the Group is able to generate free capital of 10/15 b.p. each quarter.
These ratios do not incorporate the positive effect of 60 b.p. on the Group’s core capital resulting from Santander Brasil’s capital increase in October.
This level of core capital is in quality and quantity terms very high and compares very well with our peers, particularly because Grupo Santander’s business is basically retail and is broadly diversified by geographic areas and products. Furthermore, this ratio reflects the impact of valuation adjustments of portfolios available for sale and does not include the Group’s large generic on-balance sheet loan-loss provisions.
Computable capital and BIS II ratio

Million euros	30.09.09	31.12.08

Core capital	42,387	38,968
Basic capital	50,568	46,894
Supplementary capital	26,041	25,225
Deductions	(1,872)	(3,816)

Computable capital	74,737	68,302

Risk-weighted assets	549,647	514,003

BIS II ratio	13.6	13.3

Tier I (before deductions)	9.2	9.1

Core capital	7.7	7.5

Shareholders’ equity surplus (BIS II ratio)	30,765	27,182

Financial Report     15

January — September 2009
Consolidated financial report
Given that Grupo Santander has a plain vanilla balance sheet and of retail business, our capital ratios are high in terms of tangible common equity over tangible assets.
Meanwhile, the capacity to generate retained profits, after deducting dividends according to the Group’s pay-out policy, is high and constant as shown by the evolution of shareholders’ equity per share of EUR 8.2. This increased 21 euro cents in the third quarter and 62 euro cents since the end of 2008. This indicator has risen continuously in the last three years. A further indication of the Group’s financial strength is the similar evolution of the net asset value (NAV) per share, defined as equity less valuation adjustments, goodwill and other intangible assets.
Recorded revenues and expenses statement

Million euros	9M’09	9M’08

Net consolidated profit	7,081	7,320

Other recorded revenues/expenses	4,791	(4,565)

Available-for-sale financial assets	1,165	(2,733)
Cash flow hedges	185	(148)
Hedges of net investments in businesses abroad	(613)	257
Exchange rates differences	3,877	(1,826)
Other revenues/expenses	112	(50)
Recorded in minority interests	66	(63)

Total recorded revenues/expenses	11,872	2,755

Attributale to the Parent Bank	11,495	2,434
Attributale to the minority interests	377	321
Rating agencies
In June, Fitch Ratings affirmed Banco Santander’s ‘AA’ ratings and removed the Ratings Watch Negative. A stable outlook was assigned. These changes were due to the good management of the integration of the recent acquisitions in Brazil, the UK, Europe and the US, which will provide revenues and cost synergies. Another factor was the increase in core capital to 7.3% at the end of the first quarter.
This agency also pointed out the Group’s good position in the current complex environment given the diversification of its businesses, its capacity to generate recurring commercial revenues and the policy of strict control of costs.
S&P said Banco Santander was overcoming the crisis well, but in April changed its outlook from stable to negative because of the deterioration of credit conditions in some of the Group’s markets.

	Long	Short	Financial
	term	term	strength

Standard & Poor’s	AA	A1 +
Fitch Ratings	AA	F1 +	A/B
Moody’s	Aa2	P1	B-
DBRS	AA	R1(high)
Lastly, Moody’s, as part of its look at all countries, put our long-term rating at Aa2, with negative outlook and financial strength at B-. The reasons for this were the exposure to the Spanish, British and American markets, although in the case of the latter two it said they would provide profits in the long term.
Moody’s indicated that Santander is one of the global banks with the best rating.
16     Financial Report

January — September 2009
Risk management
Credit risk management *

			Variation
Million euros	30.09.09	30.09.08	Amount		(%)	31.12.08

Non-performing loans	22,666	11,685	10,982		94.0	14,191
NPL ratio (%)	3.03	1.71	1.32 p.			2.04
Loan-loss allowances	16,619	12,297	4,321		35.1	12,863
Specific	10,550	5,825	4,724		81.1	6,682
Generic	6,069	6,472	(403)		(6.2)	6,181
NPL coverage (%)	73.32	105.24	(31.92 p.	)		90.64
Credit cost (%) **	1.56	0.97	0.59 p.			1.16

Ordinary non-performing and doubtful loans ***	16,009	8,947	7,062		78.9	10,626
NPL ratio (%) ***	2.16	1.32	0.84 p.			1.53
NPL coverage (%) ***	103.80	137.45	(33.65 p.	)		121.05

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets
Risk management
Financial markets were more positive in the third quarter, with lower volatility and reduced risk aversion. However, although liquidity tensions in money markets eased, Grupo Santander continued to pay special attention to managing structural liquidity.
Santander has no exposure to subprime mortgages and has a low volume of activity in structured products. Its exposure to hedge funds, asset-backed securities, monolines and conduits, etc is also very limited. The exposure to structured financial products shows a low level of complexity and is subject to strict supervision by the Group’s Senior Management.
Credit risk management
The global recession pushed up the ratio of non-performing loans (NPLs), linked to the Group’s bad and doubtful loans and to the slower growth of lending.
The Group’s NPL ratio stood at 3.03% at the end of September, 132 b.p. more than a year earlier and 21 b.p. more in the quarter, comparing favourably with our international peers. The same goes for coverage which, while lower than a year ago, was 73%, increasing 1 p.p. in the third quarter. It also compares very well with our international peers.
Net loan-loss provisions after deducting the recovery of bad debts, in the first nine months amounted to EUR 8,163 million, 1.56% of the average credit risk of the last twelve months, up from EUR 4,977 million and 0.97%, respectively, in the same period of 2008. This higher credit cost is offset by higher spreads on loans, reflected in the growth in net interest income and by the greater recovery in some units of generic provisions. Net loan-loss provisions represented 1.4% of credit risk, well below the Group’s net operating income as a percentage of credit risk (3.4%).
The Group’s level of non-performing loans in Spain is well below the banking sector’s and increasingly so because of our better relative performance in recent years. The NPL ratio was 2.98% at the end of September, +26 b.p. in the quarter and 148 b.p. higher than a year earlier, and coverage was 67%.
In the UK, the NPL ratio was 1.65%, 11 b.p. more than in June and 89 b.p. above that of September 2008. Coverage was 48%, 3 p.p. more than in June and 9 p.p. lower than a year ago.
Financial Report     17

January — September 2009
Risk management
Non-performing loans by quarter

	2008				2009
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Balance at beginning of period	6,179	8,047	9,677	11,685	14,191	18,968	21,752
Net additions	2,304	2,847	3,509	4,340	5,290	4,877	4,170
Increase in scope of consolidation	1,156	—	—	933	1,033	—	—
Exchange differences	(108)	94	(86)	(770)	211	370	(302)
Write-offs	(1,484)	(1,310)	(1,415)	(1,997)	(1,758)	(2,463)	(2,954)

Balance at period-end	8,047	9,677	11,685	14,191	18,968	21,752	22,666

Of note, because of their importance in Grupo Santander’s total credit risk, were Spain’s and the UK’s portfolios of residential mortgages which together represented 33% of the Group’s global lending (predominantly first home).
In Spain, the balances of residential mortgages accounted for 25% of credit risk, with an average LTV of 52% and an affordability rate in admission of 31%. In the UK, the quality of the mortgage portfolio is also high in LTV terms, with an average value of 53%, and an affordability rate of 33%. Mortgages with a higher risk profile (buy-to-let) accounted for only 1% of the total portfolio.
All of these factors give the mortgage portfolio high intrinsic quality, with a medium low risk profile and an also low final expected loss.
Santander Consumer Finance’s NPL ratio was 5.46%, +32 b.p. in the quarter (+159 b.p. in 12 months) and coverage 92% (+5 p.p. in 12 months).
The NPL ratio in Portugal increased by 39 b.p. since September 2008 to 2.04%, while coverage dropped to 68%.
Latin America’s NPL was 4.20%, +23 b.p. in the quarter (+155 b.p. in 12 months). Coverage was 103%, +6 p.p. in the quarter and 13 p.p. lower than in September 2008.
Market risk management
The risk of trading activity in the third quarter, measured in terms of VaR, averaged around EUR 31.1 million. It fluctuated between EUR 27.0 million and EUR 38.8 million. VaR rose in the middle of the quarter, mainly because of the increased VaR in Brazil’s treasury, due to the greater exposure to interest rates and exchange rates. It then declined because of risk reduction in Brazil (fixed income and exchange rates).
Trading portfolios*. VaR by region

Third quarter	2009		2008
Million euros	Average	Latest	Average

Total	31.1	31.4	35.2

Europe	15.6	16.7	17.7
USA	3.9	2.0	1.2
Latin America	21.2	19.3	26.0

(*).-	Trading activity
Trading portfolios*. VaR by product

Third quarter		2009
Million euros	Min	Avg	Max	Latest
Total trading
VaR total	27.0	31.1	38.8	31.4

Diversification effect	(10.2)	(13.0)	(16.7)	(10.2)
Fixed income VaR	17.0	20.4	23.6	18.4
Equity VaR	5.5	7.0	10.7	7.4
Fx VaR	13.5	16.6	23.1	15.8

(*).-	Trading activity
18     Financial Report

January — September 2009
The share
The Santander share
Shareholder remuneration
Santander paid on 1 August its first interim dividend of EUR 0.1352 per share charged to 2009’s earnings.
Under the new remuneration programme for 2009 (Santander Dividendo Elección), shareholders can opt to receive in cash or in shares the amount equivalent to the second interim dividend that the Bank usually pays in November. Under this scheme, each shareholder received a free allotment right of new shares for each share they owned. Shareholders can sell these rights to the Bank at a fixed price (EUR 0.12 per right), sell them on the stock market between the 16th and 30th of October at their quotation price or receive new shares in the proportion of one new share for every 91 rights. There is no Spanish withholding(*) applicable to the last two options.
In order to tend to shareholders who choose the latter option, a free of charge capital increase up to a maximum of EUR 44,812,436 represented by 89,624,872 shares will be carried out. On 4 November shareholders are due to receive new shares or the corresponding amount in cash if they opted to sell the rights to the Bank.
Share price performance
The better growth forecasts by various international institutions and improved confidence indicators were reflected in markets, which ended the third quarter substantially higher after reaching lows for the year in March.
The Santander share ended September at EUR 11.000, outperforming the main indices both for the first nine months (+63.0%) as well as between September 2008 and September 2009 (+12.4%) compared to +7.0% for the Ibex-35, -6.9% for the DJ Stoxx 50 and -10.2% for DJ Stoxx Banks.
Market capitalisation
At 30 September, Santander was the largest bank in the euro zone by market capitalisation and the eighth in the world (EUR 89,712 million).
The share’s weighting in the DJ Stoxx 50 index was 3.7%, 10.8% in the DJ Stoxx Banks and 22.3% in the Ibex-35, at the end of September.
Trading
A total of 23,060 million shares were traded during the first nine months for an effective value of EUR 169,522 million, the largest figure among the DJ Stoxx 50. The liquidity ratio was 283%. The average daily turnover was 121 million shares for an effective value of EUR 887.6 million.
Shareholders
There were 3,079,125 shareholders at 30 September, of which 2,813,757 were European (84.84% of the capital) and 249,615 from the Americas (14.89%).
Excluding the Board which holds 3.36% of the Bank’s capital, individual shareholders own 35.24% of the capital and institutional ones 61.40%.
The Santander share. September 2009

Shareholders and trading data

Shareholders (number)	3,079,125
Shares outstanding (number)	8,155,605,723
Average daily turnover (nº. of shares)	120,732,681
Share liquidity (%)	283
(Number of shares traded during the year / number of shares)

Dividend per share(1)	euros	%

Second interim dividend 2008 (01.11.08)	0.126086	10.0
Third interim dividend 2008 (01.02.09)	0.122940	7.3
Fourth interim dividend 2008 (01.05.09)	0.257373	(2.1)
First interim dividend 2009 (01.08.09)	0.135234	7.3
Santander Dividendo Elección (04.11.09)	0.120000	(4.8)

Price movements during the year

Beginning (30.12.08)	6.750
Highest	11.280
Lowest	3.920
Last (30.09.09)	11.000
Market capitalisation (millions) (30.09.09)	89,712

Stock market indicators

Price / Book value (2) (X)	1.34
P/E ratio (X)	10.43
Yield (3) (%)	8.32

(1)	Adjusted to capital increase with preemptive right in December 2008 and variation o/ equivalent previous year

(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”

(3)	Last three dividends paid + one announced / 9M’09 average share price
Capital stock ownership distribution

September 2009	Shares	%

The Board of Directors	273,675,621	3.36
Institutional investors	5,007,690,869	61.40
Individuals	2,874,239,233	35.24

Total	8,155,605,723	100.00

(*)	The options, terms and procedures indicated above may not be the same as those applicable to shareholders holding Santander shares on the different foreign Stock Exchanges where the Bank is listed.
Financial Report     19

January — September 2009
Information by segments
Description of the segments
Grupo Santander maintained in 2009 the general criteria used in 2008, with the following exceptions:
•
The system for calculating the financing cost of the Santander Branch Network was changed. The spread is now calculated on the basis of comparing the interest rate of each operation with the relevant Euribor rate instead of doing it at one month Euribor for the gap between assets and liabilities. This system is more appropriate for the current volatility and interest rates.

•	The cost of renting the offices sold in the Group’s lease-back operation is assigned to the Santander Branch Network.

•
The Global Customer Relation Model was reviewed and 208 new customers incorporated in net terms. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group and do not alter its figures. The figures for 2008 were restated and include the changes in the affected areas.
In addition, and in order to better monitor the performance in 2009, a pro forma statement was drawn up in 2008 for twelve months of Banco Real in Brazil by global integration (in the published accounts, Banco Real’s contribution was nine months by the equity accounted method, in corporate activities, and in the fourth quarter by global integration in the income statement of the country).
Sovereign was consolidated during the first quarter of 2009, after its sale to Santander went through. This means that the Group’s and the operating segments’ figures for the period incorporate eight months of Sovereign’s balance sheet and income statement (February to September).
Due to the agreement to sale Banco de Venezuela, this bank’s results for 2009 were eliminated from the various lines of the income statement and are recorded in discontinued operations. In order to provide like-for-like comparisons, the same was done for 2008’s results.
The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (Drive included) and Portugal is also set out.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America) and Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (GBM). This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
20     Financial Report

January — September 2009
Information by principal segments
Key data by principal segments

	Net operating income				Attributable profit to the Group
Income statement (million euros)	9M’09	9M’08	Amount	(%)	9M’09	9M’08	Amount	(%)

Continental Europe	7,994	6,575	1,419	21.6	3,986	3,432	554	16.1

o/w: Santander Branch Network	2,496	2,434	62	2.6	1,541	1,397	144	10.3
Banesto	1,172	1,089	83	7.6	609	584	25	4.2
Santander Consumer Finance	2,272	1,727	545	31.6	483	561	(78)	(13.9)
Portugal	555	516	39	7.5	412	411	1	0.3

United Kingdom	2,447	1,521	926	60.9	1,314	943	371	39.3

Latin America	8,181	7,029	1,153	16.4	2,798	2,857	(59)	(2.1)

o/w: Brazil	5,333	4,269	1,064	24.9	1,589	1,439	151	10.5
Mexico	1,227	1,398	(171)	(12.2)	352	544	(192)	(35.4)
Chile	895	842	53	6.3	391	418	(27)	(6.5)

Sovereign	393		393		(29)		(29)

Operating areas	19,014	15,124	3,890	25.7	8,069	7,232	837	11.6

Corporate Activities	(1,782)	(965)	(817)	84.7	(1,329)	(297)	(1,032)	347.6

Total Group	17,232	14,159	3,073	21.7	6,740	6,935	(195)	(2.8)

	Efficiency ratio(1)		ROE		NPL ratio*		NPL coverage*
Ratios (%)	9M’09	9M’08	9M’09	9M’08	9M’09	9M’08	9M’09	9M’08

Continental Europe	35.4	38.3	19.79	20.04	3.41	1.89	71	109

o/w: Santander Branch Network *	38.7	39.2	26.92	22.32	3.86	1.92	52	102
Banesto	39.8	41.5	18.94	19.44	2.62	1.18	70	146
Santander Consumer Finance	27.3	28.0	9.35	19.57	5.46	3.87	92	87
Portugal	42.2	43.7	25.60	27.29	2.04	1.65	68	82

United Kingdom	40.7	46.2	29.97	29.91	1.65	0.76	48	57

Latin America	37.0	43.3	23.72	25.55	4.20	2.65	103	116

o/w: Brazil	36.8	45.6	27.00	24.05	5.09	3.35	95	109
Mexico	32.8	33.3	17.12	24.90	2.45	2.06	221	134
Chile	33.1	35.7	29.45	36.68	3.38	2.45	94	111

Sovereign	62.8		—		4.82		68

Operating areas	37.8	41.5	21.64	22.96	3.06	1.71	74	104

Total Group	41.3	44.3	14.01	18.11	3.03	1.71	73	105

(1)	Efficiency ratio with amortisations

(*).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2009 stood at 2.82% (1.40% in September 2008) and NPL coverage was 63% (138% in September 2008).

	Employees		Branches(1)
Operating means	9M’09	9M’08	9M’09	9M’08

Continental Europe	50,041	49,143	5,888	6,000

o/w: Santander Branch Network	19,303	19,319	2,933	2,924

Banesto	9,904	10,651	1,784	1,927
Santander Consumer Finance	9,023	8,548	308	289
Portugal	6,333	6,608	773	768

United Kingdom	23,046	17,947	1,331	1,047

Latin America	86,267	96,856	5,754	5,987

o/w: Brazil	50,697	53,584	3,609	3,567
Mexico	12,869	13,769	1,087	1,096
Chile	11,920	12,463	502	502

Sovereign	9,082		723

Operating areas	168,436	163,946	13,696	13,034

Corporate Activities	1,720	1,730
Total Group	170,156	165,676	13,696	13,034

(1).-	Including traditional branches and banking services points.
Financial Report     21

January — September 2009
Information by principal segments
Income statement and balance sheet of principal segments

	Operating business areas(1)			Continental Europe
Million euros	9M’09	9M’08	Var (%)	9M’09	9M’08	Var (%)
Income statement
Net interest income	21,183	17,168	23.4	8,710	6,737	29.3

Net fees	6,828	6,859	(0.4)	2,917	3,133	(6.9)
Gains (losses) on financial transactions	2,215	1,439	53.9	499	453	10.1
Other operating income*	327	407	(19.5)	256	324	(21.1)

Gross income	30,554	25,873	18.1	12,382	10,648	16.3

Operating expenses	(11,540)	(10,748)	7.4	(4,388)	(4,073)	7.7
General administrative expenses	(10,447)	(9,849)	6.1	(3,970)	(3,698)	7.4
Personnel	(6,033)	(5,718)	5.5	(2,479)	(2,355)	5.3
Other general administrative expenses	(4,414)	(4,132)	6.8	(1,491)	(1,343)	11.0
Depreciation and amortisation	(1,092)	(899)	21.5	(418)	(375)	11.5

Net operating income	19,014	15,124	25.7	7,994	6,575	21.6

Net loan-loss provisions	(7,173)	(4,593)	56.2	(2,377)	(1,755)	35.5
Other income	(681)	(480)	41.8	(98)	(39)	152.6

Profit before taxes	11,161	10,052	11.0	5,518	4,781	15.4

Tax on profit	(2,839)	(2,590)	9.6	(1,435)	(1,269)	13.1

Profit from continuing operations	8,322	7,462	11.5	4,083	3,513	16.3

Net profit from discontinued operations	57	174	(67.4)	(33)	—	—

Consolidated profit	8,378	7,636	9.7	4,051	3,513	15.3

Minority interests	309	404	(23.4)	65	81	(19.3)

Attributable profit to the Group	8,069	7,232	11.6	3,986	3,432	16.1

	Operating business areas(1)			Continental Europe
Million euros	9M’09	9M’08	Var (%)	9M’09	9M’08	Var (%)
Balance sheet
Customer loans**	668,426	598,359	11.7	324,563	321,400	1.0
Trading portfolio (w/o loans)	118,826	114,200	4.1	51,655	60,247	(14.3)
Available-for-sale financial assets	55,735	32,951	69.1	19,205	11,034	74.0
Due from credit institutions**	124,256	96,787	28.4	71,504	55,711	28.3
Intangible assets and property and equipment	9,818	11,750	(16.4)	4,588	4,507	1.8
Other assets	83,099	79,833	4.1	24,022	16,711	43.7

Total assets/liabilities & shareholders’ equity	1,060,160	933,881	13.5	495,537	469,611	5.5

Customer deposits**	470,182	401,645	17.1	174,208	156,133	11.6
Marketable debt securities**	127,534	127,554	(0.0)	53,398	58,390	(8.5)
Subordinated debt**	17,630	13,742	28.3	2,026	1,763	14.9
Insurance liabilities	22,325	16,581	34.6	16,646	13,350	24.7
Due to credit institutions**	193,586	147,667	31.1	108,960	79,476	37.1
Other liabilities	177,992	183,605	(3.1)	113,482	136,326	(16.8)
Shareholders’ equity	50,911	43,086	18.2	26,817	24,172	10.9

Other customer funds under management	144,298	150,572	(4.2)	75,607	84,119	(10.1)

Mutual funds	100,265	109,880	(8.8)	44,471	55,928	(20.5)
Pension funds	11,081	11,172	(0.8)	11,081	11,172	(0.8)
Managed portfolios	17,426	18,260	(4.6)	4,995	5,776	(13.5)
Savings-insurance policies	15,526	11,260	37.9	15,061	11,243	34.0

Customer funds under management	759,645	693,514	9.5	305,239	300,406	1.6

*	Including dividends, income from equity-accounted method and other operating income/expenses.

**	Including all on-balance sheet balances for this item.

(1)	Including Sovereign (more details on pages 48 and 49).
22     Financial Report

January — September 2009
Information by principal segments
Income statement and balance sheet of principal segments

	United Kingdom			Latin America
Million euros	9M’09	9M’08	Var (%)	9M’09	9M’08	Var (%)
Income statement
Net interest income	2,932	1,776	65.1	8,734	8,655	0.9

Net fees	759	681	11.5	2,870	3,045	(5.7)
Gains (losses) on financial transactions	413	326	26.8	1,255	659	90.3
Other operating income*	22	44	(49.3)	132	39	238.4

Gross income	4,126	2,826	46.0	12,991	12,399	4.8

Operating expenses	(1,679)	(1,305)	28.6	(4,810)	(5,370)	(10.4)
General administrative expenses	(1,504)	(1,183)	27.1	(4,395)	(4,968)	(11.5)
Personnel	(874)	(723)	20.9	(2,331)	(2,640)	(11.7)
Other general administrative expenses	(630)	(460)	36.8	(2,063)	(2,328)	(11.4)
Depreciation and amortisation	(176)	(122)	43.6	(415)	(402)	3.3

Net operating income	2,447	1,521	60.9	8,181	7,029	16.4

Net loan-loss provisions	(655)	(264)	148.0	(3,715)	(2,574)	44.3
Other income	(3)	6	—	(561)	(447)	25.4

Profit before taxes	1,789	1,263	41.6	3,905	4,007	(2.5)

Tax on profit	(475)	(320)	48.4	(953)	(1,001)	(4.8)

Profit from continuing operations	1,314	943	39.3	2,953	3,006	(1.8)

Net profit from discontinued operations	—	—	—	89	174	(48.6)

Consolidated profit	1,314	943	39.3	3,042	3,180	(4.3)

Minority interests	0	—	—	244	323	(24.5)

Attributable profit to the Group	1,314	943	39.3	2,798	2,857	(2.1)

Pro memoria:

	Million sterling			Million dollars
Gross income	3,654	2,209	65.4	17,718	18,846	(6.0)

Net operating income	2,167	1,189	82.3	11,158	10,684	4.4

Attributable profit to the Group	1,164	737	57.9	3,816	4,343	(12.1)

	United Kingdom			Latin America
Million euros	9M’09	9M’08	Var (%)	9M’09	9M’08	Var (%)
Balance sheet
Customer loans**	215,569	173,549	24.2	93,885	103,410	(9.2)
Trading portfolio (w/o loans)	44,785	31,616	41.7	22,182	22,338	(0.7)
Available-for-sale financial assets	874	1,303	(32.9)	26,557	20,613	28.8
Due from credit institutions**	27,027	19,121	41.3	24,958	21,955	13.7
Intangible assets and property and equipment	1,317	4,325	(69.5)	3,514	2,918	20.4
Other assets	24,854	32,538	(23.6)	31,313	30,584	2.4

Total assets/liabilities & shareholders’ equity	314,427	262,452	19.8	202,409	201,818	0.3

Customer deposits**	159,094	128,474	23.8	105,246	117,038	(10.1)
Marketable debt securities**	56,592	61,235	(7.6)	7,804	7,929	(1.6)
Subordinated debt**	8,569	7,843	9.3	4,669	4,137	12.9
Insurance liabilities	3	4	(27.7)	5,676	3,227	75.9
Due to credit institutions**	53,716	40,067	34.1	30,393	28,117	8.1
Other liabilities	30,820	20,640	49.3	32,304	26,639	21.3
Shareholders’ equity	5,632	4,191	34.4	16,316	14,731	10.8

Other customer funds under management	9,821	8,541	15.0	58,423	57,912	0.9

Mutual funds	9,821	8,541	15.0	45,973	45,412	1.2
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	11,984	12,483	(4.0)
Savings-insurance policies	—	—	—	465	17	—

Customer funds under management	234,077	206,092	13.6	176,142	187,016	(5.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses.

**	Including all on-balance sheet sheet balance sheets for this item.
Financial Report     23

January — September 2009
Information by principal segments
Continental Europe
•	In a scenario of economic downturn, further advance in revenues due to net interest income.
•	Flat growth in expenses on a like-for-like basis and improvement of 3 p.p. in the efficiency ratio.
•	Higher provisions because of the environment, partly limited by using generic provisions.
•	Commercial networks continue to withstand the cycle and surge in GBM results.
Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.
Attributable profit in the first nine months was EUR 3,986 million (49% of the Group’s total from its operating areas). Gross income increased 16.3%, net operating income 21.6% and attributable profit 16.1%.
Growth was mainly due to revenues and net operating income from the incorporation of the acquired consumer businesses (mainly GE in the first quarter of 2009). On a like-for-like basis, the increases were also very good: gross income rose 9.9%; net operating income 16.0% and profit 14.3%, because of the resilience of business units and the excellent evolution of Global Banking and Markets, strongly backed by customer revenues.
The area’s growth was due to the favourable performance of revenues (mainly net interest income) and control of expenses. As a result, the efficiency ratio (with amortisations) was 2.8 p.p. better at 35.4%.
Net interest income increased 29.3% to EUR 8,710 million, thanks to active management of spreads which offset the slowdown in volumes, in line with the market trend. Of note were the Santander Branch Network, whose net interest income rose 19.3% year-on-year, Santander Consumer Finance (+40.2%, aided by the latest acquisitions) and GBM with a sharp rise in spreads.
Net fee income amounted to EUR 2,917 million, 6.9% lower, because of the decline in asset management and in the main business units, due to the market’s situation.
Gains on financial transactions were 10.1% higher at EUR 499 million, mainly due to GBM.
Operating expenses increased 7.7% (-0.1% excluding SCF’s acquisitions). The growth differential between gross income and expenses was 8.6 p.p, and produced the further gain in the efficiency ratio.
Net operating income grew 21.6%, or 16.0% excluding the perimeter impact (high growth rates in the current environment). Of even greater note was that all units increased, more moderately in the Santander Branch Network, Banesto and Portugal and more strongly Santander Consumer Finance and GBM (at double digits).
This absorbed the increase in loan-loss provisions and maintained the rise in the profits of the Santander Branch Network, Banesto (recurring), Portugal and GBM. Only the earnings of Santander Consumer Finance declined, mainly because of Spain and discontinued operations.
Lending rose 1%, continuing the slowdown of previous quarters, the result of lower growth in Spain, mainly loans linked to mortgage guarantees and discount loans.
Deposits, on the other hand, increased 14% excluding repos. Time deposits registered the highest growth. The volume of mutual funds declined 20% and pension funds 1%, rates not as low as in previous quarters as in both cases balances increased in the third quarter.
Insurance savings increased 34% in the year to September and continued to be an additional source of capturing liquidity.
24     Financial Report

January — September 2009
Information by principal segments
Continental Europe. Main units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	9M’09	Var. (%)	9M’09	Var. (%)	9M’09	Var. (%)	9M’09	Var. (%)

Income statement
Net interest income	3,066	19.3	1,317	10.4	2,467	40.2	600	8.3

Net fees	904	(27.7)	453	(2.7)	648	18.5	259	(4.6)
Gains (losses) on financial transactions	112	(30.0)	129	3.3	(7)	—	64	22.4
Other operating income*	(9)	—	49	(37.8)	16	(49.9)	36	(5.3)

Gross income	4,074	1.8	1,948	4.6	3,125	30.2	960	4.7

Operating expenses	(1,578)	0.7	(776)	0.4	(853)	26.8	(405)	1.2
General administrative expenses	(1,460)	0.8	(683)	(0.3)	(775)	25.8	(351)	1.4
Personnel	(949)	(1.0)	(516)	(0.3)	(379)	26.8	(238)	2.6
Other general administrative expenses	(511)	4.2	(167)	(0.2)	(396)	24.8	(113)	(0.9)
Depreciation and amortisation	(118)	0.0	(94)	5.6	(77)	37.4	(54)	(0.2)

Net operating income	2,496	2.6	1,172	7.6	2,272	31.6	555	7.5

Net loan-loss provisions	(364)	(29.0)	(268)	30.3	(1,511)	64.4	(62)	—
Other income	(20)	256.7	(5)	—	(29)	—	2	—

Profit before taxes	2,112	10.3	899	0.9	732	(9.2)	494	0.8

Tax on profit	(569)	10.0	(238)	0.0	(206)	(12.9)	(81)	3.8

Profit from continuing operations	1,543	10.4	660	1.2	526	(7.7)	413	0.3

Net profit from discontinued operations	—	—	—	—	(33)	—	—	—

Consolidated profit	1,543	10.4	660	1.2	493	(13.4)	413	0.3

Minority interests	2	234.9	52	(24.6)	10	18.6	1	(12.0)

Attributable profit to the Group	1,541	10.3	609	4.2	483	(13.9)	412	0.3

Balance sheet
Customer loans**	116,523	(0.4)	73,427	(0.6)	56,136	6.1	32,875	1.5
Trading portfolio (w/o loans)	—	—	6,112	69.6	267	(46.8)	1,477	32.0
Available-for-sale financial assets	30	708.7	7,591	71.3	173	28.3	3,331	216.7
Due from credit institutions**	122	(50.0)	18,873	(28.6)	8,491	81.4	4,665	3.5
Intangible assets and property and equipment	1,228	(0.1)	1,409	3.8	869	(5.9)	478	(2.2)
Other assets	606	85.0	6,862	14.4	3,174	55.4	4,606	(2.3)

Total assets/liabilities & shareholders’ equity	118,509	(0.2)	114,274	(1.2)	69,110	12.9	47,432	7.1

Customer deposits**	65,310	19.5	54,114	1.1	20,809	34.0	14,727	2.5
Marketable debt securities**	—	—	29,466	(2.7)	11,102	(31.2)	10,983	11.6
Subordinated debt**	—	—	1,339	30.5	413	(6.0)	270	(8.4)
Insurance liabilities	—	—	—	—	—	—	4,706	13.9
Due to credit institutions**	303	(11.6)	12,941	(28.0)	26,452	20.8	13,153	10.7
Other liabilities	45,531	(18.1)	12,098	37.1	2,867	29.3	1,608	(14.6)
Shareholders’ equity	7,364	(10.8)	4,317	7.9	7,468	49.9	1,987	6.2

Other customer funds under management	35,645	(15.7)	10,689	3.4	335	(7.1)	10,034	9.4

Mutual funds	21,572	(27.4)	7,145	(4.3)	279	(6.9)	3,825	(3.0)
Pension funds	6,295	(0.6)	1,421	(2.5)	56	(8.1)	1,328	(1.9)
Managed portfolios	—	—	95	49.2	—	—	264	34.4
Savings-insurance policies	7,778	25.2	2,028	50.2	—	—	4,618	25.4

Customer funds under management	100,955	4.2	95,608	0.4	32,659	0.6	36,013	6.9

*	Including dividends, income from equity-accounted method and other operating income/expenses.

**	Including all on-balance sheet balances for this item.
Financial Report     25

January — September 2009
Information by principal segments
Santander Branch Network
•	Growth in gross income, backed by management of spreads.
•	Flat expenses for seven straight quarters. Further improvement in the efficiency ratio.

•	Provisions stabilised in the last quarters.
•	Non-performing loans better than the sector’s average because of the early measures taken and the focus on recoveries.
Despite the current market conditions and the downturn in banking activity, the Santander Branch Network generated attributable profit of EUR 1,541 million in the first nine months, 10.3% more than in the same period of 2008 and slightly better than the 9.0% rise in the first half.
This was due to revenue generation derived from the modest recovery in lending and the growth in deposits, appropriate management of spreads, containment of expenses and management of non-performing loans, whose impact on provisions remained in line with forecasts.
Net interest income was 19.3% higher year-on-year at EUR 3,066 million, due to the 20% rise in deposits while lending remained virtually unchanged since the start of the year. This was accompanied by a notable improvement in the spread on loans which rose 0.90 p.p. year-on-year and, on the other hand, a drop in that on deposits due to the result of accommodating the cost of funds to the downward trend in market interest rates.
The rest of revenues were more affected by market conditions. Total fee income and gains on customers’ financial transactions declined 28.0%. The main reasons for this were mutual funds, structured insurance and hedging of interest rates and exchange rates.
Gross income was up 1.8% year-on-year at EUR 4,074 million.
Operating expenses and amortisations (+0.7%) have been stable for seven straight quarters. Net operating income increased 2.6% year-on-year to EUR 2,496 million, and the efficiency ratio (with amortisations) improved from 39.2% to 38.7%.
The Santander Branch Network continued to strictly manage risk, reflected in a lower pace of growth than the market and a NPL ratio of 3.86%, which compares well with the banking sector and even more so given that as it is a retail network it does not include the balances of wholesale banking whose bad loans are clearly lower. Taking them into account, the NPL ratio of Banco Santander parent bank at the end of September was 2.82%. The coverage for the Santander Branch Network is 52% and 63% for Banco Santander.
Net loan-loss provisions were EUR 364 million, down 29.0% over the first nine months of 2008, due to efficient management of the Recoveries Area, formed this year, and the availability of generic provisions established in previous years when lending growth was higher.
Profit before tax was EUR 2,112 million, 10.3% more than in the first nine months of 2008, and attributable profit was EUR 1,541 million.
The “We Want to be your Bank” strategic plan, now in its fourth year, continued to be the central plank of business activity. It continued to provide good levels of capturing and customer linkage.
In the first nine months 245,000 new credit contracts were signed for a total value of EUR 38,000 million. Of them, 34,000 were loans with mortgage guarantee (EUR 6,500 million), 97,000 consumer credits (close to EUR 1,000 million) and almost 100,000 loans to companies, SMEs, microcompanies, shops, the self-employed and professionals (EUR 26,000 million).
A large part of these loans were arranged via programmes with the Official Credit Institute (ICO) and regional governments. The Santander Branch Network’s share of these operations is more than 20%.
Customer funds grew 4% year-on-year, with deposits (+20%) receiving the largest part of savings. This offset the exit from mutual funds (-27%) and pension plans (-1%) and the more moderate growth in savings-investment insurance (+25%).
26     Financial Report

January — September 2009
Information by principal segments
Banesto
•	Higher revenues due to management of spreads and transaction banking.
•	Strongly controlled expenses, with a further gain in the efficiency ratio.

•	Provisions in line with previous quarters.
•	Good evolution of credit quality, better than our competitors.
Against an unfavourable background, Banesto’s financial soundness, business model focused on customer growth and linkage of quality customers, together with its capacity to manage expenses and risks, enabled the bank to continue to achieve positive results and consolidate the pace of revenue generation.
As in the rest of segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 20 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.
Net interest income was 10.4% higher year-on-year at EUR 1,317 million. The drivers were the business derived from the capturing and linking of customers and continuous management of spreads and of the balance sheet.
Net fees were 2.7% lower year-on-year at EUR 453 million, but better than that registered at the end of June (-4.1%). The fall in the volume of mutual and pension funds during 2008 produced a year-on-year decline in fee income. That from services and insurance, on the other hand, propelled by linkage and transaction banking, amounted to EUR 379 million (+6.8% year-on-year).
Gains on financial transactions, largely from the distribution of treasury products to customers, increased 3.3 % year-on-year to EUR 129 million.
Gross income in the year to September was 4.6% higher at EUR 1,948 million.
In the current environment, control of expenses is a key element, something that Banesto has always stressed. Its early measures are enabling it to develop its business model efficiently. Operating expenses only rose 0.4%, producing a further gain in the efficiency ratio to 39.8% from 41.5% in the first nine months of 2008.
As a result of increased revenues and control of expenses, net operating income increased 7.6% to EUR 1,172 million.
Net loan-loss provisions rose 30.3% to EUR 268 million, due to the rise in non-performing loans which at Banesto increased at a slower pace than the banking system’s as a whole.
Ordinary profit before tax was EUR 899 million. Attributable profit (once taxes and minority interest were deducted) was EUR 609 million, 4.2% more than in the first nine months of 2008. These figures do not include the extraordinary provisions of EUR 115.5 million, net of taxes, made by Banesto which at Group level were offset by part of the capital gains obtained.
The low demand for loans intensified throughout 2009. In this environment, Banesto maintained its policy of selective growth in lending. The balance of loans at the end of September was EUR 73,427 million, 1% lower than a year earlier but a better evolution than that of economic activity.
The recession is pushing up the level of non-performing loans including Banesto’s, although its situation is relatively better. Its NPL ratio at the end of September was 2.62% and coverage 70%.
On-balance sheet customer funds amounted to EUR 84,919 million, virtually the same as in September 2008. Off-balance sheet funds consolidated the recovery begun in the second quarter after falling throughout 2008, and at the end of September they stood at EUR 10,689 million, 3% more than a year ago. Total managed funds were EUR 95,608 million (+1% year-on-year).
Financial Report     27

January — September 2009
Information by principal segments
Santander Consumer Finance
•	Solid revenues from improved spreads, the lower cost of financing and the rise in fee income.
•	Strict management of expenses and reduction in structures.
•	Larger provisions led to a moderate fall in recurring profit.
•	Active management of the business portfolio, with the entry of new units/portfolios and discontinuation of others.
Attributable profit was EUR 483 million in the first nine months compared to EUR 561 million in the same period of 2008, affected by the global recession. The third quarter profit of EUR 176 million was 13% more than the average of the preceding four quarters. There were three factors behind this:
•
Solid revenues (+30.2% year-on-year), backed by incorporations and, above all, the organic growth in net interest income and fee income (+18% on a like-for-like basis). The latter reflects the active management of spreads, more adjusted to the rise in risk premiums in various markets, lower expenses of wholesale financing and the rise in cross-selling.

•
Strong containment of expenses: flat growth on a like-for-like basis. Including incorporations, they rose 26.8% (+34% in the first half). The efficiency ratio was around 27% and net operating income grew 31.6% (+19% without incorporations).

•
High cost of credit because of the deterioration of the environment and of credit quality. Net loan-loss provisions rose 64.4% year-on-year and 49% excluding incorporations. Better performance in the third quarter with more stable provisions (+10% over the average of the preceding four quarters), reflecting the efforts in admission and in recoveries in all units. The NPL ratio was in line with that expected (5.46% against 3.87% in September 2008) and coverage was higher at 92%, 5 p.p. more than in September 2008.

The results varied from country to country. Of note was Germany, which generates the largest profits, whose contribution to the Group rose slightly because the good evolution of revenues and expenses offset the higher provisions. Coverage was above 115%.
Santander Consumer Finance USA registered the largest rise in attributable profit (+41.4% in dollars) and made the area’s second largest contribution. This was due to the drive in revenues via commercial agreements, both from the acquisition of portfolios with significant discounts as well as management of others, combined with its experience in expenses and agility in recoveries.
As regards other units, Spain’s weak performance was due to the sector’s deterioration. This led to larger provisions and stable revenues, which were not offset by declining expenses. Better evolution of the rest of European units, with the contribution of Nordic countries increasing 6.2%.
New lending amounted to EUR 17,000 million, 6% less than in September 2008 and reflecting the consumer downturn in the countries where we operate. Larger fall in auto finance (-10%) in line with the drop in the European motor sector (-7% in total new car sales, with sales in Spain, Portugal and Nordic countries declined by close to 30%, despite the improvement in the last few months), and 28% in the US.
Of note was Germany whose new loans rose 17%, spurred by incorporations and the government’s scrapping programme, which accelerated growth to 26% in new car sales. Total loans in the US increased 15%, due to greater requirements in admission and new commercial agreements.
Managed assets were 11% higher than in September 2008 at EUR 60,000 million, excluding exchange rate impact. Customer deposits increased 34% year-on-year thanks to the good organic evolution of Germany, to which is added the contribution of new units.
Lastly, Santander Consumer Finance continued to integrate the units from GE Money in Germany, Austria, Finland and the United Kingdom, while discontinuing businesses in Hungary and the Czech Republic. Active management of businesses and their efficient integration reinforces and consolidates our presence in key countries and enables the first synergies to be attained.
In July, Santander Consumer Finance and American International Group (AIG) agreed to combine their consumer finance businesses in Poland. After this operation, pending regulatory approval, Santander will have 70% of the resulting company and will assume management of the business: more than EUR 3,000 million of loans, EUR 750 million of deposits and 250 branches. They are leaders in new auto finance (30% market share), personal loans and credit cards.
28     Financial Report

January — September 2009
Information by principal segments
Portugal
•	Growth in gross income, driven by the rise in net interest income.

•	In expenses, continued excellent management.

•	Provisions increased because of recession.

•	Greater increase in deposits and loans to SMEs (high market shares in programmes promoted by the Portuguese government).
Santander Totta’s attributable profit in the first nine months was EUR 412 million, 0.3% higher than a year earlier. Despite the adverse economic and financial environment, and reflecting the management strategy, revenues grew, expenses were controlled and risks and recoveries were actively managed.
Santander Totta’s business model remained very customer-focused in order to provide the best solutions for the return on savings. The campaigns to attract funds started in 2008 continued and the “Super Conta Ordenado” and “Poupança Cresce Mais” campaigns were launched.
Net interest income was 8.3% higher at EUR 600 million and remained the main engine of revenue growth. This was due to prudent management of spreads which offset the lower business volumes, particularly in lending, coupled with appropriate coverage of net interest income sensitivity and a comfortable liquidity position, which limited the impact of the higher cost of institutional funding.
Net fee income was 4.6% lower at EUR 259 million. Of note was the fee income from GBM, means of payment, lending and services, although this still does not offset the lower revenues from mutual funds and financial insurance. Gains on financial transactions amounted to EUR 64 million, 22.4% more than in the first nine months of 2008.
Gross income increased 4.7% year-on-year to EUR 960 million and operating expenses, thanks to strict control, only rose 1.2%. As a result, the efficiency ratio improved 1.5 p.p. to 42.2%.
Net operating income increased 7.5% to EUR 555 million and attributable profit was 0.3% higher, after deducting EUR 60 million of loan-loss provisions and other results, double that in the first nine months of 2008 due to the worsening economic environment, although keeping moderate levels (11% of net operating income). The NPL ratio at the end of September was 2.04% and coverage 68%.
Deposits without repos rose 3% and mutual funds recovered with another quarter-on-quarter increase. The volume of lending at the end of September was 2% higher than the same month of 2008, due to the sharp drop in mortgages, the main component of loans to individual customers, which was offset by growth in loans to SMEs (+7%) and companies (+1%).
Other
The rest of businesses (wholesale banking, asset management, insurance and Banif) generated attributable profit of EUR 941 million, double that in the first nine months of 2008. This figure is the net for businesses that performed very differently.
GBM Europe, which represents almost 90% of the profits of the businesses included here, increased its profit by 118.7% because of the strong rise in revenues, spurred by net interest income as a result of the improvement in spreads, and lower expenses (-0.8%). Net operating income was 90.3% higher year-on-year.
Asset Management and Insurance’s revenues and profits were lower because of the fall in the volume of mutual funds in year-on-year terms, although there has been a change of trend.
Banif’s increase on profit was strongly supported by the big rise in net interest income.
Financial Report     29

January — September 2009
Information by principal segments
United Kingdom
•	Strong business maintained, with positive contributions from (A&L) and (B&B).

•	Spreads management and balanced growth boost core segments’ profitability.

•	NPLs better than expected in the third quarter.

•	Business integration on schedule: the expansion of B&B’s products via Partenón already includes current accounts, cards and mortgages; A&L began to offer mortgages and cards.

•	Santander brand unification in 2010, as envisaged.
Grupo Santander’s UK businesses include Abbey (since 2004), the deposits and branches of Bradford & Bingley (acquired in September 2008) and Alliance & Leicester (acquired in October 2008). They are hence referred to as Santander UK.
The three businesses are an integral part of the growth strategy in the UK and speed up the goal of making Santander UK a universal retail bank.
Furthermore, the acquisitions improve the balance sheet structure significantly, with a loans/deposits ratio of 128% compared to 143% in the third quarter of 2008. The Santander UK portfolio largely consists of retail loans with real guarantees, without exposure to self-certified mortgages or subprime and with only 1% in buy-to-let loans.
In the third quarter of 2009, Santander UK maintained the favourable trend shown during the first half of the year, particularly in retail banking, which set a new record in all revenue items and profits. Gross income increased in the quarter and expenses were further reduced.
Santander UK’s attributable profit in the first nine months was EUR 1,314 million, 39.3% higher than in the same period of 2008. This performance was impacted by sterling’s slide against the euro, as attributable profit in sterling was 1,164 million, 57.9% higher than in 2008. This reflects the positive contribution of Bradford & Bingley and Alliance & Leicester (£219 million). Excluding their results, Santander UK’s performance was still very solid (28% more than the first nine months of 2008).
All figures are in sterling, and as with the other segments, figures have been restated according to the criteria on page 20 of this report. This means that the figures given below may not coincide with those published by Santander UK on the basis of local criteria.
The performance underscored the good evolution of Abbey’s retail and wholesale businesses and the positive contribution of the banks acquired in 2008. The joint effect was an increase of 65.4% in gross income and 45.8% in operating expenses, delivering an improvement in the efficiency ratio of 5.5 p.p. to 40.7% (46.2% in the first nine months of 2008). Attributable profit grew 57.9%, after deducting provisions and taxes.
Without the acquisitions effect, gross income increased 24.3%, mainly due to net interest income growth of 36.2% as a result of the continued focus on spreads on new and existing mortgages, coupled with effective management of spreads on customer deposits. The impact on the reduction of spreads was offset by a balanced mix of products and pro-active hedging strategies.
30     Financial Report

January — September 2009
Information by principal segments
Furthermore, the performance of Santander Global Banking and Markets was very positive, as customer revenues continued to increase and profits from the global model for wholesale business continued to be delivered. Gains on financial transactions rose 53.3%.
In contrast, net fee income was 13.1% lower than in the first nine months of 2008, impacted by lower fees from current accounts, a reduction in mortgage redemptions and in unsecured lending. These factors were partially offset by the good evolution of revenues from investment products.
Operating expenses rose 0.9% on a like-for-like basis. This rise does not incorporate the synergies obtained from the integration of new businesses, which in A&L’s case involves a decline on its 2008 cost base of 14%.
Net loan-loss provisions increased significantly because of recession. However, in previous quarters there was a downward trend in specific provisions for mortgages and a rise in generic provisions.
The NPL ratio was 1.65% at the end of September (June 2009: 1.54% and September 2008: 0.76%). The stock of properties in possession remained at only 0.06% of the total portfolio, while the mortgage NPL ratio was 1.34% (the same as in June). Its evolution continued to be much better than the rest of the sector, according to the latest figures from the Council of Mortgage Lenders.
NPL coverage was 48% (45% in June 2009 and 57% in September 2008). Coverage of secured loans remained at 22%, higher than the average of UK peers and coverage of unsecured loans remained at over 100%.
With respect to activity (local criteria and excluding businesses acquired), loans to customers were £137,500 million, 4% higher than in September 2008. Including A&L, the total volume of loans was £187,600 million.
Abbey’s market share of gross mortgage lending in the first nine months was 14.6% (16.0% in the third quarter) and 18.0% including A&L (20.5% in the quarter), higher than the stock share. The focus continued to be on the quality of new lending based on lower affordability and loan-to-value (LTV) segments. The average LTV in new loans has remained virtually flat at around 60% in the last three quarters, while in the stock the LTV remained at 53%.
The market share of early cancellation of mortgages in the first nine months was 10.3% for Abbey and 14.2% for the whole Group in the UK, in both cases with significantly lower shares than those for gross lending. The volume of early cancellations in 2009 was 39% less than in the first nine months of 2008. This improvement was achieved in an environment of stiff competition in the segments of low LTVs, underlining the success of our retention strategy applied in key segments.
Santander UK continued mortgage lending in these difficult times, resulting in a strong increase in the market share of net mortgage lending since September 2008.
As regards personal loans (UPLs), Abbey’s stock decreased by 14% in the last 12 months, while A&L’s declined by 30% (joint impact of 24%). Santander UK continued its strategy of managing value, focusing on specific segments where it can increase volumes and profitability and minimise risk.
In companies / SMEs, segments to be targeted for future growth were identified, mainly those aligned with the commercial strategy and a risk profile consistent with the Group’s risk appetite. Its evolution is satisfactory, in line with the objective of increasing the business base and for which we are investing in commercial development and expanding the product range.
The rest of assets are being managed under Santander’s deleveraging strategy and positions will be closed as opportunities arise. A&L’s treasury portfolio has been reduced by close to 27% since the end of 2008. The portfolio of securities performed in line with expectations, consistent with the level of provisions made at the time of acquisition.
Deposits were 19% higher than in September 2008. Including A&L and B&B, balances increased 44%.
The excellent performance of net customer deposit flows in the first nine months benefited from the marketing of products and the pricing strategy in all brands. Santander UK continued to offer value products in key segments. In addition, investment products increased 32% year-on-year in the three businesses.
The pace of opening new current accounts increased 40% in Abbey. Including A&L, the rise was 23%. The goal of opening one million new accounts in 2009 is maintained.
As regards integration of the three businesses, the initial calendar has not been changed. As a result of the installation of the Partenón IT platform, the range of products in B&B was increased to include current accounts, cards and mortgages. The migration of A&L to Partenón is underway and the first phase has been completed.
Unification of brands under Santander in 2010 is also on schedule. This will create significant benefits for customers (access to Santander via its more than 1,300 branches) and employees (integrated IT platform and belonging to Grupo Santander).
Financial Report     31

January — September 2009
Information by principal segments
Latin America
•	In the current context, refocus of the business model with greater emphasis on customer linkage, transaction banking, risk management and investment optimisation.

•	Sound revenues thanks to the moderate increase in business activity, improved spreads on assets and GBM’s contribution.

•	Lower expenses resulting from a more selective growth policy.

•	Strong net operating income which after absorbing the larger provisions increased 9.8% (excluding the exchange-rate impact).
Santander generated attributable profit of EUR 2,798 million in the first nine months including the results of Banco Real in Brazil. As mentioned in other parts of this report, the 2008 figures have been restated to include Banco Real by global integration in order to provide like-for-like comparisons. Venezuela’s results are included in discontinued operations for 2008 and 2009.
The region’s main economies showed signs in the second quarter of emerging from the recession which began in the fourth quarter of 2008. Some of them registered positive quarter-on-quarter growth. Although the region’s average GDP will probably decline this year, expansion in the second quarter is expected to be positive and lay the foundations for growth in 2010.
The firm economic policy measures which continue to be implemented in each country are helping to ease the negative effects of the global financial crisis on the real economy. Central banks have accommodated monetary stimuli with interest rate cuts which this year have varied between a maximum of 775 b.p. in Chile, 525 b.p. in Peru, 500 b.p. in Brazil, 550b.p. in Colombia and 375 b.p. in Mexico.
The fiscal packages are also important. Governments have announced that the contra-cyclical measures in revenues and expenses will be temporary. Most countries that have presented their draft budgets for 2010 plan to cut their deficits and return to fiscal stability in the long term. Equally, central banks have indicated they will end monetary policy stimuli when they are no long necessary and will closely monitor inflation and inflation expectations.
In any case, inflation has been low this year and the latest figures indicate rates in line with central banks’ targets. In some countries, such as Chile and Colombia, inflation is below the lower limit of the target range. Weak economic growth and currencies that either strengthened against the dollar or remained stable during the third quarter kept inflation low.
In the countries where Santander operates – Brazil, Mexico, Chile, Argentina, Colombia, Puerto Rico, Uruguay and Peru – the pace of bank lending slowed sharply (11% in the last 12 months excluding the exchange-rate impact). Overall, loans to individuals (+8%) continued to decelerate, especially non-mortgage products (cards:-1%; consumer: +10%), while credit to companies and institutions also slowed (+12%).
Savings (deposits and mutual funds) increased 13% year-on-year, changing the deceleration trend. In general terms, and based on the main financial systems, Brazil’s growth was the strongest and Mexico’s slowed the most.
Given the economic downturn and the greater degree of uncertainty in the markets the strategy continued to consist of fully focusing on customer management (based on linkage), admission and tracking of loans, strengthening loan loss recoveries, maximum attention on liquidity, enhanced quality of service, strict monitoring of expenses and investments and deepening businesses that consume less capital.
32     Financial Report

January — September 2009
Information by principal segments
Main management focus
1	Customer management focused on linkage.

2	Rigorous risk management. Strengthening recoveries, as an integral part of customer management.

3	Optimal management of spreads on assets

4	Focus on liquidity, with greater emphasis on growth in deposits, combined with a more selective rise in lending.

5	Greater transaction banking services and better service quality.

6	Deepening of businesses that consume less capital or have lower risk levels.
In Brazil, Banco Real’s consolidation gave the strategy some features that differentiated it from other countries. Of note was Banco Santander Brasil’s recent IPO, the proceeds of which will finance the strategic plan and enable the bank to increase its market share.
Grupo Santander had 5,754 branches at the end of September (including traditional ones and points of banking attention and in companies), while the number of ATMs was 26,964.
The total number of customers was 35.8 million, 1.0 million more than in September 2008 on a like-for-like basis. The Group’s strategic focus in the last few quarters has been more on linkage than on capturing customers. The number of linked customers increased by 0.4 million (+4%) in the last twelve months.
The main developments in the first nine months (all year-on-year percentage changes exclude the perimeter impact and the exchange-rate impact) were:
•
The pace of lending continued to decline to –4% year-on-year, with consumer loans and cards down 4%, mortgage loans up 11% and commercial credit (all range of companies and institutions) 4%. Loans to individuals continued to decelerate (+2%). The total market share in loans in the countries where the Group operates is 11.8%.

•
Savings increased 2% year-on-year. After slowing for most of the year, until June, growth has begun to pick up. The recovery is more marked in demand deposits and the most retail segments than in wholesale banking which declined in line with the objective of capturing cheaper deposits. The market share in deposits and mutual funds is 9.8% (9.3% in demand deposits). The overall market share (loans, deposits and mutual funds) is 10.6%.

•
Due to the weak economic situation, the Group is placing less emphasis on market shares in retail lending, while in wholesale business the focus is on providing traditional services and hedging risks (exchange rates, interest rates) and active participation in restructurings.

The main features of the income statement were:
•
Net interest income increased 10.7% year-on-year, almost the same rise as in the first half. The rise in spreads on loans this year is due to the measures taken to increase entry prices and try to offset the higher cost of financing in the markets and the higher risk premium. The rise in spreads (with differences by countries) stopped in the third quarter after reaching a high in June, but they remain above those of 2008. As regards spreads on deposits, they stabilised in the third quarter after falling below those in 2008. However, rates were lower in some countries than in the second quarter (Brazil and Colombia: -50 b.p.; Mexico and Chile: — 25 b.p.).

•
Net fee income rose 2.9% in the first nine months. That from mutual funds dropped 13%, while that from foreign trade and, to a lesser extent, cards and insurance grew. Income from the administration of accounts remained virtually unchanged from 2008. The slower pace of business also eroded fee income.

•	Gains on financial transactions increased 109.2% because of the good results in customer activity and capital gains.

•	As a result, gross income grew 14.8% year-on-year.

•
Growth in operating expenses showed signs of slowing down quarter-on-quarter. On a year-on-year basis they were 2.2% lower, due to the strong adjustments made in Puerto Rico, Chile, Mexico and Colombia. This was as a result of containing the expansion of installed capacity, streamlining structures and processes and more restrictive criteria in relation to commercial expenses.

•	The efficiency ratio improved by 6.3 p.p. to 37.0% and net operating income was 27.9% higher (faster growth than in the first half).

•
The economic downturn generally eroded credit quality. Net loan-loss provisions increased 59.1% year-on-year, lower than the rise of 64.8% in the first half. The NPL ratio was 4.20% at the end of September (2.65% a year earlier), while coverage was 103%.

•
Retail Banking’s net operating income was 22.8% higher, while attributable profit declined 16.0%, impacted by the slower growth in lending and the increase in net loan-loss provisions. In both cases, these rates are better than those of the first half of 2009. Global Wholesale Banking’s gross income increased 34.1% year-on-year and combined with lower expenses (-12.2%) enabled profit to be 75.7% higher.

Financial Report     33

January — September 2009
Information by principal segments
The following factors regarding the impact of interest rates and exchange rates on business and converting figures into euros should be taken into account when analysing the financial information:
•
The weighted average of the region’s medium- and short-term interest rates fell between the third quarter of 2008 and the same period of 2009. In general terms, interest rates tended to increase during 2008 but have fallen sharply in 2009.

•
Earnings in euros are impacted by average exchange rates. Latin American currencies have either appreciated against the dollar or remained stable, consolidating the appreciations of the second quarter. The dollar, the currency used to manage business in Latin America, strengthened against the euro by 11%. The Brazilian real slid against the euro from 2.56 to 2.83, the Mexican peso from 15.98 to 18.61 and the Chilean peso from 733 to 779.

Latin America. income statement

	Gross income		Net operating income		Attributable profit
Million euros	9M’09	Var (%)	9M’09	Var (%)	9M’09	Var (%)

Brazil	8,444	7.6	5,333	24.9	1,589	10.5
Mexico	1,827	(12.9)	1,227	(12.2)	352	(35.4)
Chile	1,338	2.1	895	6.3	391	(6.5)
Puerto Rico	248	(0.1)	121	4.2	26	—
Colombia	113	0.2	45	2.5	25	18.2
Argentina	545	26.4	328	49.2	162	2.2
Uruguay	101	185.8	46	275.4	36	279.8
Rest	161	155.9	56	—	106	(23.4)

Subtotal	12,776	5.2	8,051	17.1	2,685	(1.6)

Santander Private Banking	215	(16.2)	130	(16.0)	112	(13.0)

Total	12,991	4.8	8,181	16.4	2,798	(2.1)

Brazil
•	Progress in the integration process with impact on synergies.

•	Revenues rose 19% thanks to activity growth and spreads.

•	Expenses declined 4%. Growth difference between revenues and expenses: 23 p.p.

•	Net operating income increasing 13.0% after loan-loss provisions.

•	Faster year-on-year rise in profits: +22% against +12% in the first half and +1% in the first quarter.

•	Capital increase in October of EUR 4,760 million through an IPO in order to finance expansion plans in the coming years.
Grupo Santander Brazil, is the country’s third largest private sector bank, with a market share of 10% in overall banking business, 3,609 branches, 18,081 ATMs and 21 million customers, of which more than 10 million have current accounts.
The economy continued to stand up well against the global crisis. The second quarter GDP expanded 1.9% over the previous one, mainly due to domestic demand as the improvement in the external sector is still very limited. Of note was the increase in household consumption (+2.1% quarter-on-quarter), stimulated by a stable unemployment rate in the last three months (7.7% in September). These signs of recovery for the second half coupled with inflation that is controlled and below the target (4.4% in August) led the central bank to hold its key rate at 8.75% at its last meetings. Moody’s Ratings ratified in September Brazil’s investment grade status.
Banking business remained strong backed by public-sector banking. Total lending by the financial system continued to grow at around 20%, spurred by directed credit (+34%) and ordinary lending to individuals (+18%), the latter with a better recent performance in personal loans and payrolls. Loans to companies increased at a slower pace of 10%, impacted by lower investment and by the appreciation of the Brazilian real on foreign currency operations. Non-performing loans remained stable (6.8%) after rising in the first half. The volume of funds captured grew 13%, with a larger rise in time deposits and savings accounts and a smaller recovery in mutual funds.
In this environment, Banco Santander Brasil completed in October a flotation of 16.2% of its prior capital for EUR 4,760 million. Its shares have been trading on the New York and the São Paulo stock exchanges since 7 October. The IPO brought Banco Santander Brasil’s free-float to 15.6% and its capitalisation to around EUR 34,000 million at the time of its listing.
The capital increase is part of Santander’s strategic plan for Brazil. The proceeds from the IPO will be used to finance the bank’s growth, improve its financing structure and strengthen its capital ratios. The bank aims to increase its share of the Brazilian market through significant investments in installed capacity (600 new branches and expanding the network of ATMs).
34     Financial Report

January — September 2009
Information by principal segments
Latin America. Main units

	Brazil		Mexico		Chile
Million euros	9M’09	Var (%)	9M’09	Var (%)	9M’09	Var (%)

Income statement
Net interest income	5,921	6.6	1,150	(21.4)	869	(12.8)

Net fees	1,792	(5.2)	389	(16.4)	262	(2.1)
Gains (losses) on financial transactions	619	60.6	302	63.4	181	793.8
Other operating income*	112	559.2	(15)	(13.4)	25	0.3

Gross income	8,444	7.6	1,827	(12.9)	1,338	2.1

Operating expenses	(3,111)	(13.0)	(600)	(14.1)	(443)	(5.3)
General administrative expenses	(2,853)	(14.4)	(535)	(14.8)	(393)	(6.9)
Personnel	(1,459)	(14.2)	(288)	(15.3)	(239)	(8.3)
Other general administrative expenses	(1,394)	(14.6)	(248)	(14.2)	(154)	(4.7)
Depreciation and amortisation	(258)	6.4	(65)	(8.2)	(50)	10.2

Net operating income	5,333	24.9	1,227	(12.2)	895	6.3

Net loan-loss provisions	(2,536)	65.1	(621)	2.9	(342)	33.6
Other income	(539)	15.0	(24)	—	16	71.5

Profit before taxes	2,258	(0.2)	582	(27.8)	569	(4.5)

Tax on profit	(643)	(19.1)	(113)	35.6	(87)	20.1

Profit from continuing operations	1,615	10.0	469	(35.1)	483	(7.8)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,615	10.0	469	(35.1)	483	(7.8)

Minority interests	26	(13.6)	117	(34.3)	92	(13.2)

Attributable profit to the Group	1,589	10.5	352	(35.4)	391	(6.5)

Balance sheet
Customer loans**	50,512	7.5	11,431	(30.9)	17,552	(3.6)
Trading portfolio (w/o loans)	7,800	18.6	7,767	(31.3)	3,241	32.3
Available-for-sale financial assets	17,186	50.3	3,268	(25.8)	2,601	51.2
Due from credit institutions**	14,535	21.7	6,377	(25.3)	1,895	20.5
Intangible assets and property and equipment	2,613	52.5	355	(26.7)	316	(3.2)
Other assets	20,045	(0.6)	3,268	(4.0)	1,394	(31.2)

Total assets/liabilities & shareholders’ equity	112,690	14.0	32,467	(27.3)	27,000	2.7

Customer deposits**	59,112	6.9	15,002	(31.5)	12,880	(11.2)
Marketable debt securities**	4,222	7.6	699	(48.8)	2,614	8.8
Subordinated debt**	3,660	16.2	51	(2.5)	776	2.2
Insurance liabilities	5,302	80.3	189	14.6	167	63.7
Due to credit institutions**	12,810	10.1	8,538	(33.0)	5,032	25.8
Other liabilities	18,521	27.6	5,492	3.2	3,922	25.7
Shareholders’ equity	9,064	23.0	2,494	(20.0)	1,609	14.1

Other customer funds under management	35,233	14.0	7,978	(22.0)	4,492	31.1

Mutual funds	31,947	6.4	7,925	(22.6)	4,463	30.6
Pension funds	—	—	—	—	—	—
Managed portfolios	2,902	225.8	—	—	—	—
Savings-insurance policies	384	—	53	—	28	254.5

Customer funds under management	102,227	9.6	23,731	(29.3)	20,761	(1.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses.

**	Including all on-balance sheet balances for this item.
Financial Report     35

January — September 2009
Information by principal segments
This operation reaffirms Santander’s commitment to the Brazilian economy, its financial system and, in particular, the franchise it is building following the integration of Santander Brasil and Banco Real.
The integration process, begun at the end of 2008, continues to be on schedule. So far this year the support areas, global businesses and specialists have been unified, except for some activities which are still underway. The legal merger has been completed and headcounts unified, while on the operational side there is already a basic common system available to the customers of both banks in all branches and ATMs (Interoperability project) and common call centres.
Of note among the measures taken during the summer and until October was unification of cards business, broker-dealers and the launch of programmes of benefits and common products for both banks’ customers. Particularly striking is the new overdraft facility (“cheque especial”) Santander Master and Realmaster launched in August which combines two of the most successful features among customers of Santander and Real: Banco Real’s 10 days a month free of interest and the possibility of postponing half of Santander’s monthly interest payment.
As a result, cost savings were achieved, while the emphasis is kept on strengthening the quality of attention, innovation in products and services and the commercial structure in Brazil.
Total lending rose 2% in local currency, largely due to the 13% rise in loans to individuals granted in branches. Of note were lending via credit cards (+22%) and mortgages (+42%). Loans to SMEs increased 2% and to non-global companies they declined 13%. The market share in total non-regulated lending is 13.0% and 14.1% in loans to individuals.
Savings rose 2%, with deposits without repos increasing 2% (+12% in demand deposits and -0.4% in time deposits) and mutual funds year-on-year rose 1%. The market share in total savings is 8.4%.
The main note in the third quarter was that gross income, net operating income (before and after provisions) and profits (EUR 628 million) set new quarterly records.
Gross income in local currency increased 18.8% in the first nine months, mainly due to net interest income which grew 17.7% and gains on financial transactions as well as two good quarters in wholesale banking compared to a weak third quarter in 2008. Additionally, the capital gain from Visanet’s green shoe (EUR 95 million) was registered in the third quarter and had no impact on profits as it was assigned to generic provisions for loan losses in the quarter.
Net fee income, however, was still weak (+4.7%), because of the impact of markets on those from mutual funds and securities at the start of the year, as well as regulatory changes which meant a reduction in the fees and services charged.
Operating expenses continued to decline (-4.0% in the first nine months and -5.3% over the third quarter of 2008), spurred by a 5.5% year-on-year fall in personnel and general expenses as against a 17.5% rise in amortisations.
As a result, net operating income was 37.9% higher year-on-year and the efficiency ratio improved by 8.8 p.p. to 36.8%. The higher net operating income absorbed the still large volume of loan-loss provisions (+82.2% y-o-y). Net operating income after loan-loss provisions was 13.0% higher.
Attributable profit of EUR 1,589 million was 22.0% more than in the first nine months 2008 for both banks in local currency (+10.5% in euros).
Retail Banking’s profit increased 6.7% due mainly to higher provisions and other results, as net operating income grew 38.4%. The revenues generated in Wholesale Banking, much less demanding in provisions, fed through to profits (+54.7%), as also happened in Asset Management and Insurance (+41.5%) because of the increasing weight of insurance business.
The recurrency ratio was 62.8% (improvement of 6.1 p.p.) and ROE 27.0%. The NPL ratio was 5.09% and coverage 95%.
36     Financial Report

January — September 2009
Information by principal segments
Mexico
•	In the face of the much slower pace of banking business:
•	Emphasis on deposits, selective growth in lending and better spreads on loans;

•	Integral risk management strengthened, particularly in credit cards;

•	Expenses slowing down, a trend that will be maintained in coming quarters.
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 14.2% and 15.9% in savings. It has 1,087 branches and 8.6 million customers.
GDP contracted (1.1%) in the second quarter for the third quarter running, much more moderate than in the first quarter (-5.9%). If we eliminate the negative effect of swine flu and the emergency health measures decreed by the government, GDP growth in the second quarter could have been positive. The monthly indicators published in the third quarter indicate that recession has touched bottom and the economy is gradually returning to growth. With these expectations, the central bank concluded its cutting of the key interest rate last July and since then has held it at 4.5%.
The pace of banking business decelerated sharply. Lending in the last twelve months has been negative (consumer credit and cards: -18%), while savings grew 5%.
The Group’s strategy is focused more on linking than capturing customers, with particular emphasis on high and medium income segments of individuals and SMEs. In banking business, the focus is on boosting deposits and selective growth in lending, with very rigorous criteria in new operations. The structure for the recovery of past-due loans, both in the network and the Contact Centre, was strengthened. The aim is to guarantee selective and profitable growth in retail business, combined with strict management of investments and spending.
In accordance with this strategy, the number of linked customers rose by 116,000 (+8%) in the last twelve months (19% of the total). In mortgages, the Group captured 22% of new ones in the medium-high income customer segment. Business with SMEs, transaction banking with companies and wholesale banking remained a priority.
Less emphasis, on the other hand, is being placed on consumer credit and cards, which declined 27%, partly for market reasons and partly due to very strict criteria in lending. Mortgages, however, grew 9%. Total lending declined 13%. Deposits without repos increased 6% and mutual funds declined 3%.
Among anchor products, the number of insurance policies was 3.5 million (+1 million year-on-year) and payroll cheques amounted to 2.4 million.
In local currency, gross income increased 1.5% and net interest income declined 8.5%, in line with the slower pace of growth in the financial system and in the bank. Rising interest rates in 2008 and declining in 2009 reduced the spread on deposits by 49 b.p in the quarter, while that on loans began to fall a little after rising in the first part of the year.
The lower level of activity also affected fee income (-2.6%). Of note were insurance and foreign trade finance.
Gains on financial transactions were EUR 302 million (EUR 185 million in 2008). A large part of this growth was due to customer transactions and hedging.
Operating expenses hardly rose (inflation of 4.9%), with the third quarter’s lower than in the same quarter of 2008.
Net operating income rose 2.2% after falling 1.0% in the first half.
Net loan-loss provisions in the third quarter amounted to EUR 169 million, lower than in the previous five quarters. The year-on-year rise dropped from 47.4% in the first half to 19.8%.
Attributable profit was 24.7% lower at EUR 352 million (-35.4% in euros). Retail Banking’s profit declined 64.8%. Global Wholesale Banking’s was 135.9% higher.
The efficiency ratio was 32.8%, the recurrence ratio 72.7% and ROE 17.1%. The NPL ratio was 2.45% and coverage 221%, continuing the high levels of quality.
Financial Report     37

January — September 2009
Information by principal segments
Chile
•	Solid revenues, although affected by inflation’s negative impact on the UF portfolio.

•	Growth in operating expenses continued slowing down (negative growth rates in the third quarter).

•	Risk management strengthened (human and technological resources), particularly credit cards and consumer loans. Standardised risks model.
Santander is the largest financial group in Chile in terms of the number of customers (3.2 million), business and earnings. Its market shares are: 20.0% in loans and 19.1% in savings. It has 502 branches.
The Chilean economy shrank 0.4% in the second quarter, intensifying the year-on-year fall (-4.2%). The weakness of second quarter activity was largely due to a sharp decumulation of stocks, which knocked 5.4 p.p. off GDP, while the contribution of external demand was positive. The decline was concentrated in April and, since May, the IMAEC, the monthly GDP indicator, began to register a small expansion. It rose 1.5% in May-July, pointing to a better GDP performance in the second half. Inflation remained low (-1.1% year-on-year to September).

Growth in the financial system’s lending was significantly lower (2%), with a marked slowdown in consumer and commercial credit, both virtually flat. Bank savings continued to decelerate (+10% in the last 12 months).
Santander Chile is focusing on customer linkage and higher profitability. Given the recession, strict management of risks is particularly important as well as recovery activity and selective growth in lending, while in savings the focus is on transaction banking. Meanwhile, investments and spending are being tightly controlled.
Insurance, a risk-free product and generator of fee income, reached 4.1 million policies, consumer credit 862,000 million and cards 1.5 million. Payrolls, a highly binding product, rose 9% and helped to increase the quality of the customer base and future business prospects.
The density of the branch network and the improvements in the quality of service helped to increase the number of customers by 172,000 during the last twelve months, but the main strategic focus is on boosting those linked (649,000).
Lending declined 2%, with that to individuals up 5%, that to companies down 13% and loans to SMEs hardly changed. Savings rose 2%, with deposits down 6% because of time deposits (demand: +13%) and mutual funds up 33%.
In results (and always in local currency), gross income increased 8.6%. Net interest income fell 7.2% year-on-year, impacted by deflation which affected the long position of UF-indexed assets and liabilities. Furthermore, the rise in customer spreads continued to decelerate in line with the slower pace of business and the fall in interest rates.
Net fee income increased 4.1% and gains on financial transactions jumped to EUR 181 million from EUR 20 million in the first nine months of 2008, due to capital gains as well as results linked to customers.
Operating expenses hardly changed (+0.7%; deflation of 1.1%), a pace which has been declining. Net operating income grew 13.0% in the first nine months of the year.
Net loan-loss provisions were lower for the second straight quarter, although the year-on-year increase of 42.0% was still high (+62.8% in the first half).
Attributable profit was 0.6% lower at EUR 391 million (-6.5% in euros), because of provisions and taxes. Retail Banking’s profit, which dropped 14.5%, accounted for 59% of the total, while that of Global Wholesale Banking rose 38.9%.
The efficiency ratio improved to 33.1%, the recurrence ratio was 66.7% and ROE 29.5%. The NPL ratio was 3.38% and coverage 94%.
38     Financial Report

January — September 2009
Information by principal segments
Other countries
Argentina
Attributable profit was EUR 162 million (+8.7% in local currency).
Santander Río is one of the country’s leading banks, with market shares of 10.0% in lending and 9.9% in savings. It has 298 branches and 2.0 million customers, of which 43% are linked (+6 p.p. in the last twelve months).
Santander Río announced during the third quarter the acquisition of a portfolio of 30,000 individual customers, 900 companies and 17 branches relating to the retail operation of BNP Paribas Argentina. This transaction increased the bank’s market share by around 0.3 p.p. in loans and deposits. Completion of the transaction and the transfer of the business are subject to approval by the country’s central bank.
The economy showed clear signs of downturn in the first half, with expectations of shrinkage for the year. Interest rates remained low (Badlar rate at around 12% compared to 20% at the end of 2008). The peso depreciated 10% against the dollar in the first nine months of 2009.
The pace of growth in savings and loans in the financial system slowed down in the last few quarters and the quality of its balance sheet continued to improve, with high levels of liquidity.
The Group’s strategy in 2009 is focusing on lifting the return on its business franchise, with greater importance attached to customer linkage and transaction banking, as well as applying selective criteria in lending, carefully managing the whole risk cycle and maintaining high levels of liquidity. The lower growth in business requires more restrictive criteria in spending.
Loans decreased 1% year-on-year, while savings increased 9% (deposits: +8%).
Gross income rose 34.4% in local currency and net operating income 58.7%. Attributable profit was only 8.7% higher, due to the sharp rise in loan-loss provisions and taxes. The efficiency ratio was 39.8% (49.0% in September 2008) and the recurrence ratio 95.2%. The NPL ratio was 2.60% and coverage 151%.
Uruguay
Santander is the largest private sector bank in the country in terms of profits (EUR 36 million), number of branches (42) and business (market share of 17.6% in lending and 18.0% in savings).
The economy returned to positive growth in the second quarter (0.5%), after shrinking in just one quarter. Inflation was at 6.9% year-on-year in September.
In recent quarters, growth in the financial system’s deposits and lending slowed to 11% and 6%, respectively, in current dollars.
The strategy this year is to increase customer loyalty and strengthen attention to the high income segment via the Van Gogh project. Under a strategy of selective growth, the aim is to link SME and company clients and foster greater use of our transaction products. Lending rose 72% and deposits 192%.
Progress is also being made in IT integration in order to obtain synergies, following the merger with ABN.
Gross income tripled and expenses increased 148.4% (in both cases because of the new perimeter), and loan loss provisions very small.
The efficiency ratio was 54.7% and recurrence 31.4%. The NPL ratio was 0.45% and coverage reached very high levels, underscoring another of the strengths of the new bank.
Puerto Rico
Santander Puerto Rico generated an attributable profit of EUR 26 million (zero a year ago) because of lower expenses and provisions.
It is one of the island’s largest financial groups, with 130 branches, 429,000 customers (23% of them linked) and market shares of 8.6% in loans, 11.2% in deposits and 23.8% in mutual funds.
The economy remained in recession, affecting both the growth of the financial system and its profitability, pressured by lower activity and higher risk premiums. In this environment, the Group continued to strengthen the recovery of loans in default and pursue selective growth in business with individuals and companies. Likewise, our strategy is focused on cutting expenses.
The efficiency ratio was 51.1%, the recurrence ratio 41.0%, the NPL ratio 9.57% and coverage 58%.
Colombia
Attributable profit was 26.4% higher in local currency at EUR 25 million. The Group has 78 branches and 465,000 customers. The market shares are 3.0% in both loans and in deposits plus mutual funds.
The economy was weak in the first half, but is expected to gradually pick up in the second half. The central bank reduced to 4% its key rate (-550 b.p. this year). Inflation of 3.2% in September was below the target range.
The Group is focusing on selective growth in lending and maintaining appropriate levels of liquidity. Transaction banking is being strengthened and particular attention paid to reducing the growth in expenses. In line with this strategy, lending declined 3% and savings increased 12%. The NPL ratio was 1.60% and coverage 217%.
Peru
Activity was focused on companies and tending to the Group’s global customers. Attributable profit was EUR 4 million which, while modest, shows a favourable trend as before earnings were either zero or there was a small loss.
Venezuela
The Group sold Banco de Venezuela to the state-owned Banco de Desarrollo Económico y Social in July. Its results are therefore included in discontinued operations for 2008 and 2009.
Financial Report     39

January — September 2009
Information by principal segments
Corporate activities

			Variation
Million euros	9M’09	9M’08	Amount	(%)

Income statement
Net interest income	(1, 705)	(1, 494)	(211)	14.1

Net fees	0	26	(26)	(99.8)
Gains (losses) on financial transactions	402	714	(312)	(43.7)
Dividends	102	180	(78)	(43.5)
Income from equity-accounted method	(11)	80	(91)	—
Other operating income/expenses (net)	29	23	7	30.3

Gross income	(1, 183)	(471)	(711)	150.8

Operating expenses	(600)	(494)	(106)	21.5
General administrative expenses	(500)	(360)	(141)	39.1
Personnel	(227)	(184)	(43)	23.4
Other general administrative expenses	(274)	(176)	(98)	55.5
Depreciation and amortisation	(99)	(134)	35	(25.9)

Net operating income	(1, 782)	(965)	(817)	84.7

Net loan-loss provisions	(27)	(74)	47	(63.9)
Other income	(555)	125	(680)	—

Profit before taxes (w/o capital gains)	(2, 364)	(914)	(1, 450)	158.6

Tax on profit	1, 038	616	422	68.6

Profit from continuing operations (w/o capital gains)	(1, 326)	(299)	(1, 028)	344.0

Net profit from discontinued operations	(3)	—	(3)	—

Consolidated profit (w/o capital gains)	(1, 330)	(299)	(1, 031)	345.1

Minority interests	(0)	(2)	1	(73.1)

Attributable profit to the Group (w/o capital gains)	(1, 329)	(297)	(1, 032)	347.6

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(1, 329)	(297)	(1, 032)	347.6

Balance sheet
Trading portfolio (w/o loans)	4, 194	3, 288	906	27.5
Available-for-sale financial assets	27, 349	16, 334	11, 015	67.4
Investments	31	4, 310	(4, 279)	(99.3)
Goodwill	23, 474	21, 306	2, 169	10.2
Liquidity lent to the Group	56, 506	75, 779	(19, 273)	(25.4)
Capital assigned to Group areas	50, 911	43, 086	7, 825	18.2
Other assets	68, 225	84, 229	(16, 004)	(19.0)

Total assets/liabilities & shareholders’ equity	230, 691	248, 332	(17, 641)	(7.1)

Customer deposits*	1, 081	2, 264	(1, 183)	(52.2)
Marketable debt securities*	86, 032	110, 934	(24, 902)	(22.4)
Subordinated debt*	20, 121	22, 603	(2, 482)	(11.0)
Other liabilities	58, 562	61, 042	(2, 480)	(4.1)
Group capital and reserves	64, 895	51, 490	13, 406	26.0

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	107, 234	135, 800	(28, 566)	(21.0)

*	Including all on-balance sheet balances for this item.
40     Financial Report

January — September 2009
Information by principal segments
Corporate Activities
•	This area’s results were more negative than in the first nine months of 2008 because of:
•	Lower income by the equity accounted method from Cepsa and Sovereign (the latter has been consolidated by global integration since the first quarter of 2009).

•	Lower net interest income and reduced dividends.

•	Higher expenses from rentals.

•	Provisions for Metrovacesa
Corporate Activities covers a series of centralised activities and acts as the Group’s holding. It manages all capital and reserves and allocations of capital and liquidity with the rest of businesses on the basis of the criteria set out on page 20 of this report.
The area made a loss of EUR 1,329 million in the first nine months compared to a loss of EUR 297 million in the same period of 2008. This was mainly due to the lower revenues in almost all business lines and higher operating expenses.
The main developments were:
•	Net interest income was EUR 1,705 million negative compared to EUR 1,494 million also negative in the first nine months of 2008, because of the higher financing cost.
•
Income accounted for by the equity accounted method was EUR 11 million negative compared to EUR 80 million positive in the same 2008 period. The difference was largely due to the sale of the stake in Cepsa and Sovereign’s consolidation by global integration.

•
Gains on financial transactions were EUR 402 million, down from EUR 714 million in the first nine months of 2008, basically due to the lower revenues from hedging of exchange rates and those from the management of on-balance sheet interest rates risk. The charge made in the first quarter for Metrovacesa was transferred in the second quarter to “other income and provisions”.

•	Dividends received dropped from EUR 180 million in the first nine months of 2008 (including those from the stakes in RBS and Fortis) to EUR 102 million.
•
Operating expenses increased by EUR 106 million, mainly because of higher general costs which were partly offset by lower amortisations. The sale of buildings and of Grupo Santander City in Spain meant greater spending on rentals and lower amortisations.

•	Net loan-loss provisions were slightly less than in 2008.
•
“Other income” covers various provisions and writedowns. The figure for the first nine months of 2009 was EUR 555 million negative compared to EUR 125 million positive in the same period of 2008. The difference was mainly due to the EUR 195 million charge for Metrovacesa, transferred to this line in the second quarter as previously mentioned, to the initial provisions for real estate assets and to the temporary mismatch of various provisions and allowances for contingencies anticipated at the global level and not recorded in the results of the various units until their materialisation.

•	Lastly, in tax on profits the recovery was EUR 422 million more than in the first nine months of 2008, because of higher negative results in the current year.
As regards the area’s sub segments:
•	Equity Stakes: this centralises the management of equity stakes in financial and industrial companies.

In 2008 and 2009, the Equity Stakes line recorded a sharp fall to almost zero because of the integration by the global method of Banco Real and Sovereign, and the exit from Cepsa.
•
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk and the liquidity risk. The latter is conducted through issues and securitisations. It also manages the Group’s shareholders’ equity.

This sub segment includes the cost of hedging the capital of the Group’s non-euro denominated subsidiaries, in the face of exchange-rate fluctuations.

As regards the book value, the current policy is aimed at covering the excess capital of each subsidiary on 7% of their risk weighted assets, either through direct term positions in most cases or through a strategy of option “tunnels” that limit the losses in scenarios of significant currency depreciation.

The year’s results in currencies other than the euro are also hedged, using in each case the aforementioned strategies. In 2008 and the first nine months of 2009 the main units with exchange-rate risk remained hedged.

The results of interest rate risk management, which is actively conducted by taking positions in the market, are also reflected. This management seeks to cushion the impact of changes in market interest rates on the bank’s net interest income and value, and is done via bonds and derivatives of high credit quality, high liquidity and low capital consumption.

As regards liquidity risk, needs in the current environment are less than those in previous years.

This subsegment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. This means that the contribution to earnings is usually negative.

Financial Report     41

January — September 2009
Information by secondary segments
Retail Banking
•	Moderate business growth and management of spreads produced net interest income growth.

•	Net fees showed signs of recovery in the last two quarters.

•	Rigorous discipline in expenses, which remained flat on a like-for-like basis, and a further gain in efficiency.

•	Higher provisions, due to the environment.
The Group’s Retail Banking generated 85% of the operating areas’ total gross income in the first nine months of 2009 and 69% of attributable profit (EUR 5,566 million). Profit was 1.8% lower than in the same period of 2008, due to the reduced volume of activity, the higher total risk cost and the negative impact of exchange rates.
Gross income was EUR 25,821 million, 16.6% higher than the first nine months of 2008 and faster year-on-year growth than in the first half (+15.3%). Net interest income increased 23.4% year-on-year, spurred by moderate business growth and better customer spreads. Net fees were 2.0% lower year-on-year because of lower activity than in 2008, although there are signs of a recovery in recent quarters. These year-on-year variations were positively impacted by the perimeter and negatively by exchange rates. Excluding them, total revenues were 10.2% higher than in the first nine months of 2008.
Operating expenses rose 9.9% year-on-year, but remained flat without perimeter and forex impact. As a result, the efficiency ratio improved from 43.0% in September 2008 to 40.5%. Net operating income was 21.7% higher at EUR 15,367 million (+18.9% in the first half).
Net loan-loss provisions increased 59.8%, but were at the same levels as in the second quarter.
Total lending rose 14% year-on-year and customer deposits 24%, benefiting from the latest acquisitions. Growth with regard to the second quarter was -3% and -1%, respectively, mainly due to the exchange rate impact.
•
Retail Banking in Continental Europe, favoured by the acquisitions, continued the good growth trends in volumes and results. Net interest income rose 27.9% year-on-year, net operating income 16.2% and attributable profit 5.2%, after deducting provisions.

Income statement and business volumes. secondary segments

	Operating		Retail		Global		Asset Management
	business areas(1)		Banking(1)		Wholesale Banking		and Insurance
Million euros	9M’09	(%)	9M’09	(%)	9M’09	(%)	9M’09	(%)

Income statement
Net interest income	21,183	23.4	19,190	23.4	1,842	25.6	152	4.0

Net fees	6,828	(0.4)	5,627	(2.0)	872	23.2	329	(19.0)
Gains (losses) on financial transactions	2,215	53.9	1,047	38.4	1,146	75.9	23	(27.2)
Other operating income*	327	(19.5)	(43)	—	110	7.7	260	18.6

Gross income	30,554	18.1	25,821	16.6	3,970	35.6	763	(4.9)

Operating expenses	(11,540)	7.4	(10,454)	9.9	(860)	(12.3)	(226)	(11.3)
General administrative expenses	(10,447)	6.1	(9,445)	8.5	(796)	(11.5)	(206)	(14.9)
Personnel	(6,033)	5.5	(5,418)	8.0	(509)	(12.7)	(107)	(11.0)
Other general administrative expenses	(4,414)	6.8	(4,028)	9.1	(288)	(9.3)	(99)	(18.7)
Depreciation and amortisation	(1,092)	21.5	(1,008)	25.2	(64)	(21.0)	(20)	55.0

Net operating income	19,014	25.7	15,367	21.7	3,110	59.7	537	(1.9)

Net loan-loss provisions	(7,173)	56.2	(7,183)	59.8	10	—	(0)	—
Other income	(681)	41.8	(622)	42.8	(24)	(31.2)	(34)	279.3

Profit before taxes	11,161	11.0	7,562	(1.8)	3,095	70.6	503	(6.6)

Tax on profit	(2,839)	9.6	(1,766)	(2.8)	(901)	48.3	(171)	3.6

Profit from continuing operations	8,322	11.5	5,796	(1.5)	2,194	81.8	332	(11.1)

Net profit from discontinued operations	57	(67.4)	57	(67.4)	—	(100.0)	—	—

Consolidated profit	8,378	9.7	5,853	(3.3)	2,194	81.8	332	(11.1)

Minority interests	309	(23.4)	286	(26.0)	9	—	14	(19.9)

Attributable profit to the Group	8,069	11.6	5,566	(1.8)	2,185	80.9	318	(10.7)

Business volumes
Total assets	1,060,160	13.5	778,714	12.2	253,294	15.7	28,152	33.2
Customer loans	668,426	11.7	599,146	13.6	68,675	(3.2)	605	270.1
Customer deposits	470,182	17.1	426,592	23.9	43,115	(24.5)	475	106.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1)	Including Sovereign (more details on pages 48 and 49)
42     Financial Report

January — September 2009
Information by secondary segments

The main drivers were business volumes, whose quarter-on-quarter growth moderated, good management of spreads in an environment of a sharp fall in interest rates and control of expenses (flat on a like-for-like basis). The efficiency ratio (with amortisations) improved from 38.4% to 36.9%.

•
Retail Banking in the United Kingdom was conditioned by the wider perimeter following the incorporation of A&L and B&B. This, coupled with Abbey’s good performance, produced a 46.3% rise in attributable profit in sterling. The drivers were the same as for other units: higher revenues spurred by net interest income, a smaller rise in expenses, which made the efficiency ratio 4.1 p.p. better at 43.6%, and higher loan-loss provisions.

•
The results of Retail Banking in Latin America came from growth in customer business, the good performance of net interest income, within the region’s environment of lower economic growth, and control of expenses compatible with business development. Net interest income rose 9.7%, gross income was 11.7% higher and operating expenses 1.2% lower (all without the exchange-rate impact).

As a result, the efficiency ratio (with amortisations) improved from 46.1% in September 2008 to 40.7% a year later, while net operating income was 22.8% higher year-on-year (faster rise than for the first half).

As a result of the big rise in net loan-loss provisions, attributable profit was 16.0% lower than in the first nine months of 2008 (-23.2% in the June 2009).
The Global Private Banking division includes institutions that specialise in financial advice and asset management for high income clients (Banif in Spain, Cater Allen, James Hay, Abbey Sharedealing and Abbey International in the UK and Santander Private Banking in Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.
This division’s attributable profit was EUR 255 million, 4.6% lower year-on-year. Gross income fell 6.9% as net interest income (with good management of spreads) partly offset the lower fee revenue (hit by the performance of markets in off-balance sheet volumes). Operating expenses dropped 6.2%, thanks to the containment policy in personnel and general expenses (-9.1%).
Managed assets amounted to around EUR 97,000 million, 7% less than in September 2008, improving the -14% year-on-year of June 2009. The recovery of markets in the last quarters, combined with capturing customer business, were the main factors behind the improved trends.
The division continued to adapt its business model to the various units, with special emphasis on the common IT platform for management of clients (Santander Private Banking Italy already has the same platform as the one used in Spain, and Mexico will be the next one). This will enhance the quality of service and obtain significant synergies.
Retail Banking. income statement

	Gross income		Net operating income		Attributable profit
Million euros	9M’09	Var (%)	9M’09	Var (%)	9M’09	Var (%)

Continental Europe	10,500	13.6	6,621	16.2	3,006	5.2

o/w: Spain	6,642	2.7	4,043	4.5	2,171	4.0
Portugal	812	2.6	433	2.9	325	(4.3)

United Kingdom	3,593	48.0	2,028	59.6	985	29.1

Latin America	10,673	2.0	6,326	11.7	1,604	(21.7)

o/w: Brazil	7,096	7.3	4,215	25.3	918	(3.4)
Mexico	1,434	(21.4)	902	(24.8)	125	(69.8)
Chile	1,098	0.2	706	2.7	232	(19.6)

Sovereign	1,055		393		(29)

Total Retail Banking	25,821	16.6	15,367	21.7	5,566	(1.8)

Financial Report     43

January — September 2009
Information by secondary segments
Global Wholesale Banking
•	Rigorous management of risk, liquidity and capital.

•	Strong growth in earnings and gain in market share, occupying the space left by competitors.

•	High share of customer revenues, which grew strongly because of greater activity and increased spreads.

•	Lower expenses thanks to structure adjustments made in 2008.
This segment, managed by Santander Global Banking & Markets, contributed 13% of total gross income and 27% of attributable profit (EUR 2,185 million, 80.9% more than in the first nine months of 2008 and a third quarter profit 54.6% more than the same quarter of 2008).
This performance was backed by a customer-focused business model, the area’s global reach and its connection with local units, combined with a strict control of expenses and risks. Another decisive factor is the strength of the Group’s capital and liquidity which, within rigorous control of both variables, is enabling us to maintain a high level of unrestricted activity and embark on new operations, occupying the space left by other players.
All of this was clearly reflected in results. Gross income increased 35.6% year-on-year, spurred by all components. Of note was net interest income (+25.6%), thanks to the strong activity and higher spreads, and fee income (+23.2%). Gains on financial transactions surged 75.9%, comparing with the three weaker quarters of the 2008.
Operating expenses dropped 12.3% year-on-year, reflecting the structure adjustments made in the second half of 2008. The efficiency ratio improved by 12 p.p. to 21.7% and net operating income was 59.7% higher at EUR 3,110 million.
All of this growth and the lower level of provisions fed through to attributable profit (+80.9% year-on-year).
From a management standpoint, the results are supported by client revenues which increased 37%: the third quarter’s were 15% higher than the same period of 2008. All geographic areas increased their revenues: Continental Europe (+47% year-on-year), United Kingdom (+39%) and Latin America (+27%) with strong growth in all countries.
These growth rates were achieved with strict management of volumes and risks. The area’s risk weighted assets at the end of September were lower than in 2008.
In order to maintain the trend in client revenues, we are continuing to deepen the global focus of business, increasing the Global Customer Relation Model and fostering inter-relation between the product areas and specialised units. The Model, which concentrates management of global corporations and institutions, increased its revenues 37% year-on-year.
The product areas also made progress in their increasingly global business vision which is adapted to the changing needs of markets and clients. Their performance was the following:
1) Global Transaction Banking
This area, which includes Cash Management, Trade Finance and Basic Financing, increased its client revenues 46% year-on-year, backed by a solid position in its natural markets where it provides local and regional solutions for corporate and institutional clients.
Trade Finance revenues jumped 80%, with rises in all geographic areas, particularly Brazil (main engine of growth), Mexico and Chile. Basic Financing’s revenues rose 69%, the result of repricing in previous quarters in order to adapt spreads to the current liquidity and risk conditions. This process is almost completed. Brazil and Spain were responsible for half of the increase in revenue from this activity.
Lastly, moderate growth in Cash Management (+6% in constant euros), due to the fall in benchmark interest rates.
2) Corporate Finance
This area (including Mergers and Acquisitions and Asset & Capital Structuring, -A&CS-) reduced its client revenues 42% year-on-year, due to the decline in the number and size of corporate operations and the high revenues from a particular operation in the third quarter of 2008. Excluding this, the accrual of already completed operations and the stability of A&CS business put revenue above that generated in 2008.
44     Financial Report

January — September 2009
Information by secondary segments
In Mergers and Acquisitions, the Group maintained solid positions (second in the ranking in Spain and Portugal) with a large number of operations underway which are expected to be closed during the fourth quarter.
Of note in Asset & Capital Structuring, whose revenues increased 14%, were several wind-power projects in Spain and advisory services for investors in solar energy in Spain and Italy. “Tonnage” business (EUR 140 million of structured operations of ship financing) also performed well, and the R+D+i segment (EUR 40 million of structured operations), which optimises the Industry Ministry’s development funds.
3) Credit Markets
Credit Markets, which include origination activities, risk management and distribution of both bank loans — corporate or structured finance — as well as bonds and structured credit products, almost doubled client revenues (+85%), backed by all products and countries.
In loans, Santander held a reference position in Europe and managed to extend its predominance in Latin America after attaining leadership in the first half by issuance volume and number of operations closed (12% market share). Also noteworthy was the financing of one of the world’s largest desalination plants in Australia (EUR 2,000 million total).
In bonds, Santander led one of the largest operations in the European capital markets: an issue for a total amount of EUR 6,500 million. Santander continued to scale positions in league tables and be a major player in primary markets.
4) Rates
The client revenues of this area (including trading activities and distribution of bonds and interest rate and currency derivatives for the Group’s wholesale and retail clients) increased 41% year-on-year. This was due to a larger market share in the distribution of government bonds and simple derivatives to large companies and financial institutions, wider spreads because of the market’s lower depth and prudent risk management in all geographic areas.
Of note in Europe were the increased sales in the wholesale segment in Spain and the UK. The latter with still low volumes but with expected growth, both in large companies and in the retail segment. Of note in Latin America was the sales performance in Brazil, (both in large companies and retail segments), which after Banco Real’s integration of teams and clients, is already ranking second in terms of revenues and almost reaching the levels in Spain.
5) Equities
Global Equities (activities related to the equity markets including settlement and custody) consolidated in the third quarter the signs of stabilisation shown in the second quarter. Markets strongly recovered, with indices rising by around 50% since the end of the first quarter. Client revenues increased 13% year-on-year in the first nine months compared to a 2% rise in the first half and a 45% fall in the first quarter.
This improvement was most clearly visible in brokerage in core markets, one of the hardest hit segments. Its revenues were 20% higher in the third quarter than in the same period of 2008. However, the weak start to the year meant that revenues for the first nine months were 11% lower than in 2008.
The performance was also better in primary markets where the Group consolidated its leadership position in Latin America and Spain. As a result of our strong presence in the main operations, revenues for the year to September almost double those of the first nine months of 2008 (+90%).
Meanwhile, the more stable equity markets continued to spur sales of investment solutions and hedging of market risks by derivatives. Revenues were 22% higher year-on-year. However, recovery of brokerage of equity derivatives in organised markets has been slower (-28% year-on-year) and in custody of securities (-16% year-on-year).
Lastly, Securities Financing in the UK made another solid contribution and doubled its revenues in sterling. The narrowing of brokerage margins from the stabilisation of markets points to a likely slowdown in business and to normalised returns.
Financial Report     45

January — September 2009
Information by secondary segments
Asset Management and Insurance
•	Revenues accounted for 9% of the Group’s total operating areas.

•	Preference for deposits / liquidity reduced the sale of investment funds and insurance and their revenues.

•	Investment funds: recovery of volumes underway in the last two quarters

•	Insurance: continued strengthening of its global management model and development of new products
Attributable profit was EUR 318 million, 10.7% less than in the first nine months of 2008 (-4.8% excluding the exchange-rate impact) and 4% of the operating areas’ total.
Gross income fell 4.9% year-on-year, as the higher revenues from insurance did not offset the fall in asset management, particularly fee income. A key factor was the sharp decline in the managed volumes of mutual funds, particularly in Spain.
Operating expenses were 11.3% lower, reflecting the area’s efforts to adapt its structures to the new environment of revenues. Net operating income declined 1.9%, a trend that fed through to attributable profit mainly because of negative extraordinary results and the higher tax rate.
Total revenues contributed to the Group by asset management and insurance activities, including those recorded by the distribution networks, amounted to EUR 2,709 million, 9% of the Group’s total.
Asset Management
Santander Asset Management generated total revenues of EUR 888 million, 29.8% lower than in the first nine months of 2008 because of the impact of the markets on average portfolios in previous quarters and financial agents’ preference for liquidity.
Total revenues in the third quarter were 2.0% higher than in the second and broke the downward trend during four straight quarters. This was due to the gradual recovery of investment funds’ markets, begun in Latin America and now underway in Europe. Total managed assets stood at EUR 111,000 million at the end of September, 10% more than at the end of 2008 but 8% below September of last year.
Attributable profit was EUR 49 million (-59.6%), after deducting operating expenses and fees paid to the commercial networks (-17.4% as a result of structure adjustments).
The main elements by units and countries were as follows:
•
In traditional management of assets, mutual fund business continued to recover gradually, with the incorporation of more markets and increased interest by customers and distributors. To Latin America, the UK and Portugal, which attained positive figures of capturing in the first half, was added Spain whose net reimbursements were reduced in the third quarter to less than one-third since the begining of the year. This pointed to net positive flows in coming quarters. Stock markets picked up around the world and the global volume managed increased substantially.

At the end of September, the Group administered EUR 105,000 million in mutual funds, investment companies and pension plans, 12% more than at the end of 2008. Spain is the main market, followed by Brazil and the UK. These three countries account for more than 80% of the managed volume.

In Spain, Santander Asset Management’s growth was focused on higher value-added products, such as mixed funds, which are being well received by branch networks and their customers in the low interest rate environment. This gradual assumption of risk is being accompanied by success in guaranteed equity funds, which have benefited from the rise in stock markets.

Despite the positive evolution in the past few months, the volume of managed assets in Spain, including pension funds, was EUR 44,000 million, 6% below that at the end of 2008 and very much in line with the performance of the industry as a whole (-2%).

Of note in Brazil was the restructuring of a range of products, enabling us to take advantage of the expansion possibilities in a market which is already responding very well to our innovative offers. The total volume managed at the end of September was EUR 32,000 million, 8% more than at the end of 2008, excluding the exchange rate impact.

Retail balances in the third quarter in the UK were also good, thanks to sustained sales in branches and the positive performance of markets. Assets under management rose 31% (in sterling) in the first nine months to EUR 10,000 million.

Asset Management and Insurance. income statement

	Gross income		Net operating income		Attributable profit
Million euros	9M’09	Var (%)	9M’09	Var (%)	9M’09	Var (%)

Mutual funds	185	(35.9)	77	(50.8)	37	(65.3)
Pension funds	23	(13.0)	16	(15.7)	11	(10.0)
Insurance	555	13.9	444	19.5	269	14.2

Total Asset Management and Insurance	763	(4.9)	537	(1.9)	318	(10.7)

46     Financial Report

January — September 2009
Information by secondary segments

Lastly, at the global level, Santander Asset Management continued to streamline the range of funds and merge them in various markets. The first mutual fund share classes were launched in Spain. The purpose of these processes is to ensure the Group’s networks have simple and well known products, with high average volumes and the full focus of management teams.

•
In real estate fund management, we continued the ordered sale of the assets of Santander Banif Inmobiliario in a very demanding environment. The aim is to achieve, in the best interest of investors, the best combination of agility, price optimisation and the largest possible turnout of investors.

•
In alternative management, we are reorganising funds and the structures of Optimal Investment Services, in line with the current scant demand for this type of products and its consequent reduction in its managed assets.

•	In venture capital funds, an investment segment specialised in unlisted companies and over the very long-term, assets amounted to more than EUR 300 million, slightly more than at the end of 2008.
Insurance
Santander Insurance generated attributable profit of EUR 269 million, 14.2% more than in the first nine months of 2008. Higher net interest income and insurance activity, coupled with reduced operating expenses, offset lower fee income.
From a management standpoint, total revenues (the area’s gross income plus fee income paid to the networks) were EUR 1,821 million, 0.3% higher than the first nine months of 2008 (+4.9% excluding the exchange-rate impact), representing 6.0% of the operating areas’ total. The total contribution to the Group’s results (profit before tax of the insurance companies and brokers and fees received by networks) was EUR 1,690 million, in line with the first nine months of 2008 (+4.3% excluding the exchange-rate impact).
Santander Insurance continued to progress in its global business model and foster the development of new products via its distribution channels. It also consolidated its position with the acquisition of 50% of the insurer Real Tokio Marine Vida e Previdencia in Brazil, which the Group did not have, and the integration of the businesses of Alliance & Leicester, GE Money and Sovereign.
Premium income was 21% lower, eroded by the Group’s reduced lending (affecting insurance products related to credits) and customers’ greater preference for liquidity, which reduced the demand for savings insurance.
Continental Europe, which contributed 50% of the total, was affected by both of these factors, mainly in Spain and Portugal.
Spain’s contribution (excluding SCF business) was EUR 307 million (-35% year-on-year) and reflects to a greater extent the impact of slower business and the change of mix in savings insurance products (-43%). Of note were the rise in insured products (“rentas” and “planes de ahorro”) and the decline in term insurance. In protection insurance, the slower pace of lending reduced total sales as this could not be offset by non-credit linked insurance sales.
Of note in Portugal was the growth in revenues from protection insurance and the lower contribution of savings products. Its total contribution was EUR 99 million (-17%).
Santander Consumer Finance, on the other hand, maintained a strong pace in insurance sales, particularly in Germany due to the government’s scrapping scheme in the car sector and the incorporation of new units. Its total contribution was 10% higher at EUR 430 million.
The UK’s total contribution was EUR 171 million, 42% more in sterling than in the first nine months of 2008, due to the incorporation of new banking networks and the new business of cards. These offset the decline in payment protection insurance (PPI), due to changes in the UK regulatory environment and the fall in new mortgages.
Latin America, with EUR 657 million, increased 26% year-on-year excluding the exchange-rate impact and contributed 39% of the total. The greater efficiency in selling via bank branch networks and other channels such as telemarketing, coupled with the development of simple and transparent products not linked to lending, pushed up the results of the main countries. Of note was Brazil (+35% in reales), spurred by its business plan and the new businesses acquired during the first quarter.
The incorporation of Sovereign contributed EUR 26 million (fee income from the distribution of savings insurance).
Financial Report     47

January — September 2009
Information about Sovereign
Sovereign
•	In the third quarter, the bank continued its integration into the Group.

•	Increased revenues, spurred by net interest income (spreads and ALCO management).

•	Cost savings on line to surpass the goals for 2009.

•	The provisions to loans target rate announced at the acquisition was surpassed: 3.6% at September.

•	Decline in non-strategic assets and in higher cost funding liabilities.
Description of the bank and its environment
Banco Santander completed on 30 January the acquisition of 75.65% of Sovereign that it did not already own, making it a fully-owned subsidiary of Grupo Santander. As a result of this transaction, Banco Santander exchanged 0.3206 ordinary shares for every ordinary share of Sovereign. A total of 161,546,320 ordinary shares were issued for an effective amount (nominal plus premium) of EUR 1,302 million.
Sovereign gives Grupo Santander the possibility to operate in the northeast of the US, one of the country’s most attractive and stable areas and less prone to cyclical changes and where six of the 26 largest cities are located.
Sovereign has 723 branches, 2,357 ATMs and close to $100,000 million of loans and deposits (almost equally divided). Its business model, focused on retail customers and small companies, fits Santander’s profile perfectly and offers a notable growth potential in earnings in coming years, both via business as well as through synergies.
The economic environment in which Sovereign conducts its business is conditioned by recession (-3.8% year-on-year in June) after four straight quarters of shrinkage. Of note, however, was the strong moderation in the pace of quarter-on-quarter growth and the forecast that it could be positive in the third quarter.
The process of household deleveraging continued. The rate of household savings picked up in recent quarters, in line with the fall in consumption. Residential investment is still registering sharp falls (-25% year-on-year), needed to absorb the excess supply and correct overpricing. Although both adjustments are not completed, and more time is needed to recover pre-crisis growth rates, the latest indicators point to a moderate pick up in consumption and residential investment in coming quarters.
As a result, banking business in the US reflects the weak environment. Lending continued to fall in the second quarter (-2% over March), bringing the year-on-year fall to 6%, while deposits increased slightly in the quarter (+7.5% year-on-year). The year-on-year fall in lending was concentrated in industrial and commercial companies (-8%), followed by mortgages (-3%) and consumer loans excluding credit cards (-5%). The sharp fall in time deposits (-6% since December) was offset by the 5% rise in core deposits.
The business performance in the area where Sovereign develops its activity was still affected by the environment. Growth in lending in the second quarter dropped 1% over the first but remained flat in year-on-year terms. The decline in loans to industrial and commercial companies (-2% y-o-y) was less intense while that for mortgages was positive (+3%). Deposits grew faster (+12%), particularly core ones (+18%) as time deposits only rose 3%.
Integration of Sovereign in Grupo Santander
Sovereign continued in the third quarter to stabilise its banking business and make progress in strategic alignment in order to lay the foundations of its short-term development. This consisted of:
•
Development of a “customers’ bank” as opposed to the “product bank” in the past. The first steps were taken to establish an appropriate segmentation based on individual customers, SMEs and corporations and focused on customers in our zone of influence.

•
The creation of a range of products in line with the needs of each targeted segment. The synergies from combining knowledge of Sovereign’s local market and the Group’s global reach will be a very important competitive advantage.

•	Deepen the advances achieved in risks and control of expenses. Progress in both areas has been notable and laid the groundwork for the next phases of development.

The risk teams completed their reorganisation and are already working under the Santander model. The headcount for this function has increased.

In expenses, the objectives in savings for the whole of 2009 are in line to be achieved and we are now working on 2010’s. Of note are the efforts in headcount optimisation and in using the Group’s global reach to renegotiate framework agreements with suppliers and internalise certain processes in outsourcing.

In business, Sovereign continued to improve the mix and boost revenues.
•
On the assets side, management is focused on two key aspects: first, improve the spreads on new loans and on renewals, incorporating the higher cost of liquidity and the risk of the environment; second, build up a pipeline of operations in attractive segments of individual customers and companies which counters the market’s deleveraging trend, and the internal process of reducing lending to non-core segments and businesses.

•
On the liabilities side, prices have been sharply reduced in line with benchmark market rates, particularly in high cost products. This improved the bank’s financing cost without affecting the volume of core deposits (+7% since the end of 2008).

48     Financial Report

January — September 2009
Information about Sovereign
Balance sheet and income statement
As in other businesses, Sovereign’s income statement and ratios have been restated in accordance with the criteria set out on page 20 of this report, and so the figures shown here do not coincide with those published locally.
The income statement incorporates the eight months from the bank’s consolidation into the Group in February. Gross income amounted to $1,439 million and,net operating income was $535 million. Attributable profit, however, was $39 million negative (-EUR 29 million).
The quarterly evolution showed that we are quickly reaching the break-even point. Revenues were boosted by net interest income, expenses were reduced and loan-loss provisions were under control.
Net interest income was $1,101 million in the first nine months (77% of gross income). In the third quarter, and despite seasonal factors, net interest income was 2.0% more than in the second quarter. This was due to repricing of loans and the lower cost of customer deposits, coupled with ALCO management that offset the lower volume of lending.
Operating expenses amounted to $904 million and remain on a downward trend. They were 2.7% lower in the third quarter than in the second and 13.7% below those of February-March at a quarterly rate. This trend and that in revenues improved the efficiency ratio from 74.5% in February-March to 57.6% in the third quarter, although it is still far from the Group’s average (41.3%).
Net loan-loss provisions amounted to $580 million becoming more stable in the quarter, once the target level of provisions as a percentage of loans stated in the acquisition was surpassed: at the end of September it was 3.6% of gross lending.
Revenues coupled with expenses and provisions in the third quarter produced positive net operating income after provisions.
Lending and deposits both declined 6% in the third quarter. In lending, this was due to the trend of deleveraging and the policy of reducing Sovereign’s non-strategic assets (-11% in auto finance and -6% in commercial and industrial). In deposits, the reduction was due to the strategy of cutting the cost of financing which particularly affected the most expensive ones (-13% time deposits). Sovereign still has an excellent lending/deposits ratio (113%).
The NPL ratio was 4.82% and coverage 68%.
Sovereign

Million euros	9M’09
Income statement
Net interest income	807

Net fees	282
Gains (losses) on financial transactions	47
Other operating income*	(82)

Gross income	1,055

Operating expenses	(663)
General administrative expenses	(579)
Personnel	(349)
Other general administrative expenses	(230)
Depreciation and amortisation	(84)

Net operating income	393

Net loan-loss provisions	(426)
Other income	(19)

Profit before taxes	(52)

Tax on profit	24

Profit from continuing operations	(29)

Net profit from discontinued operations	—

Consolidated profit	(29)

Minority interests	—

Attributable profit to the Group	(29)

Balance sheet
Customer loans**	34,409
Trading portfolio (w/o loans)	203
Available-for-sale financial assets	9,100
Due from credit institutions**	767
Intangible assets and property and equipment	399
Other assets	2,910

Total assets/liabilities & shareholders’ equity	47,788

Customer deposits**	31,634
Marketable debt securities**	9,740
Subordinated debt**	2,366
Insurance liabilities	—
Due to credit institutions**	516
Other liabilities	1,386
Shareholders’ equity	2,146

Other customer funds under management	447

Mutual funds	—
Pension funds	—
Managed portfolios	447
Savings-insurance policies	—

Customer funds under management	44,187

*	Including dividends, income from equity-accounted method and other operating income/expenses.

**	Including all on-balance sheet balances for this item.
Financial Report     49

January — September 2009
Corporate governance and material facts
Corporate Governance
Transparency
On 30 June, 2009 Banco Santander’s 20-F report for 2008 was registered with the US Securities and Exchange Commission for the first time without having to reconcile the Group’s attributable profit and shareholders’ equity to US GAAP (Generally Accepted Accounting Principles).
This new advance in transparency, which provides shareholders and investors throughout the world with financial information under the same accounting criteria, is the result of the US supervisory body announcing at the end of 2007 the elimination of the reconciliation requirement for those institutions listed in the US, who present financial statements under the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
Dow Jones Sustainability Index
The Dow Jones Sustainability Index (DJSI), one of the best known international socially responsible indices, was published in September.
Once again, and since the year 2000, Santander remained in this index comprising a small number of companies and the assessment of it was better than in 2008. The DJSI evaluates companies on the basis of three large categories — economic, environmental and social — and combines general and specific criteria for the sector in which each company operates.
Santander achieved a total score of 80%, well above the average of 51% and close to the highest score (90%). It occupies leading positions in Corporate Governance, Codes of Conduct/Compliance/Corruption and Bribery and Anti-Crime Policy/Measures. Its respective scores were 74%, 86% and 94% compared to the respective averages of 69%, 62% and 67%.
Material facts of the quarter and subsequent ones
IPO of Banco Santander Brasil
Banco Santander Brasil increased its capital by 16.2% (excluding “green shoe” allocations) through an initial public offering (IPO). The total amount of the operation was EUR 4,760 million. The shares have been listed on the New York and São Paulo stock exchanges since 7 October. After the offering, the free-float of Banco Santander Brazil reached 15.6% with a market capitalisation of around EUR 34,000 million at the time of its listing.
The capital increase is part of Santander’s strategic plan for Brazil for the coming years. The proceeds from the IPO will be used to finance the bank’s growth, improve its financing structure and strengthen its capital ratios. The bank aims to increase its share of the Brazilian market through significant investments in installed capacity. Specifically, 600 new branches will be opened and the network of ATMs expanded.
This operation reaffirms Santander’s commitment to the Brazilian economy, its financial system and, in particular, the franchise it is building following the integration of Santander Brasil and Banco Real.
At Group level, the operation will strengthen the balance sheet in the fourth quarter (it was closed in October and so was not incorporated to the third quarter accounts) in two ways. On the one hand, the EUR 1,424 million of estimated capital gains will be fully assigned to strengthening the balance sheet and, on the other, the increase in Santander Brasil’s capital will have a positive impact of 60 b.p. on the Group’s core capital.
Venezuela
The sale of Banco de Venezuela to Banco de Desarrollo Económico y Social, a state Venezuelan bank, for $1,050 million went through in July.
Exchange of eligible securities and offering of securitisation bonds
In order to improve the equity structure and strengthen its balance sheet, Grupo Santander conducted in the third quarter in international markets exchange offers relating to capital securities issued by Santander and its subsidiaries with a notional amount of approximately EUR 9,100 million, for new securities issued in line with current market standards and regulatory requirements in order to receive capital treatment at consolidated level. As a result of this exchange, subordinated debt for a countervalue of approximately EUR 1,617 million was issued and preference shares with a countervalue of EUR 1,593 million.
The level of acceptance was 49.8%, generating EUR 724 million of capital gains which were used to strengthen the balance sheet.
In addition, an offer to buy securitisation bonds relating to 27 different series was made in August for specific securitisation funds managed by Santander de Titulización S.G.F.T. The nominal amount for the group of series to which the offer was directed was EUR 16,489 million, of which EUR 609 million accepted. The capital gain of EUR 99 million will also be assigned to provisions.
50     Financial Report

January — September 2009
Corporate Social Responsibility
Dividends
Of note among the agreements adopted at the last Shareholders’ Meeting was the new remuneration framework for shareholders, which enables them to opt to receive the amount equivalent to the second interim dividend in cash or in new shares. This measure is in response to suggestions made by shareholders and is a practice among banks internationally. The three other dividends will be paid in cash.
The first interim dividend for the amount of EUR 0.1352 per share charged to 2009’s earnings was paid on 1 August, the same amount as the first interim dividend charged to 2008’s earnings.
Under this new remuneration framework for 2009, the Bank announced the conditions of its “Santander Dividendo Elección” flexible remuneration programme , which replaces the second interim dividend usually paid in November. Under this scheme, each shareholder received a free allotment right of new shares for each share of Santander held.
Shareholders can sell these rights to the Bank at a fixed price (EUR 0.12 per right), sell them on the stock market between the 16th and 30th of October at their quotation price or receive new shares in the proportion of one new share for every 91 rights. There is no Spanish whithholding(1) appliable to the last two options. In order to tend to shareholders who choose the latter option, a free of charge capital increase up to a maximum of EUR 44,812,436, represented by 89,624,872 shares will be carried out.
On 4 November shareholders are due to receive new shares or the corresponding amount in cash if they opted to sell the rights to the Bank.

(1)	The options, terms and procedures indicated above may not be the same as those applicable to shareholders holding Santander shares on the different foreign Stock Exchanges where the Bank is listed.
Corporate Social Responsibility
Grupo Santander continued to develop new initiatives in the sphere of corporate social responsibility. The main ones are set out below.
Santander Universities
Santander continued in the third quarter to step up its commitment to universities through new agreements supporting higher education and research, such as the one with the University of Valladolid which includes, among other initiatives, a new programme to strengthen the international travel of Latin American and Asian students, promotion of a scientific park and development of the Intelligent University Card.
In Latin America, Santander sponsored in Chile, for the second year running, the Second Meeting of Young University Graduates (“How to lead the 21st Century”), which was attended by the country’s best graduates and was organised by the economic daily Diario Financiero. In Argentina, a new branch was opened in the Catholic University of Cuyo, adding to the more than 40 branches the bank has in various Argentinian academic institutions.
As part of its effort to foster the internationalisation of education, Santander promoted, with China’s Shanghai Jiaotong University and 10 of Brazil’s best universities, the Top China programme. This pioneering programme fosters cultural and academic exchanges and has more than 100 Brazilian and Chinese students involved in training and research activities in the sphere of the environment and climate change.
Social and cultural actions
The closing ceremony of the “Santander Eres Tú” week was held in Grupo Santander City in July and was attended by the CEO and representatives of the five NGOs who received the funds collected (UNICEF, Fundación Ciudad de la Alegría y la Esperanza, the Spanish Association against Cancer, Fundación También and Fundación Apadrina un Árbol). The “Santander Eres Tú” week held in June in all countries where Santander operates was part of the programme to strengthen pride in belonging to the Group and solidarity among employees.
The Group’s commitment to social actions was also reflected in many local projects which encouraged employee participation. An example of this was “Un Techo para Chile”, under which employees in Chile delivered EUR 260,000 so that some poor families have access to housing.
The Banco Santander Foundation continues to support art and culture through various activities such as sponsoring the exhibition “The Evolution of Darwin” at Madrid’s National Museum of Natural Sciences, which lasts until 2010. This exhibition was part of the international commemoration of the 150th anniversary of the publication of Darwin’s The Origin of the Species.
The environment
Santander‘s social and environmental policy is available on the Group’s website. This document sets out Santander’s main actions in the social and environmental spheres, particularly project finance.
As part of its commitment to the environment, the Bank and SEO-Bird Life (the Spanish Society of Ornithology) jointly participated in restoring the zone of the river Salobre in Teruel, Spain, in order to rehabilitate degraded natural areas of high interest for the local community.
Santander Brasil launched an on-line course to make employees more aware of effectively managing natural resources.
Prizes and Recognitions
In Chile, Banco Santander was recognised as one of the 10 most socially responsible companies in the RSE 2009 national ranking, drawn up by Fundación Prehumana and the Qué Pasa magazine with the sponsorship of the Confederación de la Producción y del Comercio.
Financial Report     51

Item 3
www.santander.com Investor Relations Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain) Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com Legal Head Office: Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Key consolidated data

			Variation
	9M ’09	9M ’08	Amount	%	2008
Balance sheet (million euros)
Total assets	1,082,370	1,000,486	81,884	8.2	1,049,632
Net customer loans	670,059	604,473	65,587	10.9	626,888
Customer funds under management	866,879	829,314	37,564	4.5	826,567
Shareholders’ equity	70,533	57,579	12,954	22.5	63,768
Total managed funds	1,211,142	1,139,799	71,344	6.3	1,168,355

Income statement (million euros)
Net interest income	19,478	15,674	3,804	24.3	20,945
Gross income	29,371	25,401	3,970	15.6	33,489
Net operating income	17,232	14,159	3,073	21.7	18,540
Profit from continuing operations	6,995	7,163	(168)	(2.3)	9,030
Attributable profit to the Group	6,740	6,935	(195)	(2.8)	8,876

EPS, profitability and efficiency (%)
EPS (euro) (1)	0.7907	0.9695	(0.1789)	(18.4)	1.2207
Diluted EPS (euro) (1)	0.7875	0.9654	(0.1780)	(18.4)	1.2133
ROE	14.01	18.11			17.07
ROA	0.86	1.03			0.96
RoRWA	1.74	1.94			1.86
Efficiency ratio (with amortisations)	41.3	44.3			44.6

BIS II ratios and NPL ratios (%)
Core capital	7.7	6.7			7.5
Tier I	9.2	8.3			9.1
BIS ratio	13.6	12.4			13.3
NPL ratio	3.03	1.71			2.04
NPL coverage	73.32	105.24			90.64

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,156	6,254	1,901	30.4	7,994
Share price (euros)	11.000	9.790	1.210	12.4	6.75
Market capitalisation (million euros)	89,712	65,670	24,042	36.6	53,960
Book value (euro) (1)	8.20	8.02	—	—	7.58
Price / Book value (X) (1)	1.34	1.22	—	—	0.89
P/E ratio (X)	10.43	7.57	—	—	5.53

Other data
Number of shareholders	3,079,125	2,251,033	828,092	36.8	3,034,816
Number of employees	170,156	165,676	4,480	2.7	170,961
Continental Europe	50,041	49,143	898	1.8	48,467
o/w: Spain	33,658	34,629	(971)	(2.8)	34,492
United Kingdom	23,046	17,947	5,099	28.4	24,379
Latin America	86,267	96,856	(10,589)	(10.9)	96,405
Sovereign	9,082	—	9,082	—	—
Corporate Activities	1,720	1,730	(10)	(0.6)	1,710
Number of branches	13,696	13,034	662	5.1	13,390
Continental Europe	5,888	6,000	(112)	(1.9)	5,998
o/w: Spain	4,877	5,027	(150)	(3.0)	5,022
United Kingdom	1,331	1,047	284	27.1	1,303
Latin America	5,754	5,987	(233)	(3.9)	6,089
Sovereign	723	—	723	—	—

(1).-	Data adjusted to the capital increase with preemptive rights at the end of 2008.

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October 26 2009, following a favourable report from the Audit and Compliance Committee on October 21 2009. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”

Income statement
Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Net interest income	19,478	15,674	3,804	24.3

Dividends	335	402	(67)	(16.8)
Income from equity-accounted method	(2)	96	(98)	—
Net fees	6,828	6,885	(57)	(0.8)
Gains (losses) on financial transactions	2,617	2,153	464	21.6
Other operating income/expenses	115	191	(76)	(39.9)

Gross income	29,371	25,401	3,970	15.6

Operating expenses	(12,139)	(11,242)	(897)	8.0
General administrative expenses	(10,948)	(10,209)	(738)	7.2
Personnel	(6,260)	(5,901)	(359)	6.1
Other general administrative expenses	(4,688)	(4,308)	(380)	8.8
Depreciation and amortisation	(1,192)	(1,033)	(159)	15.4

Net operating income	17,232	14,159	3,073	21.7

Net loan-loss provisions	(7,200)	(4,667)	(2,533)	54.3
Impairment losses on other assets	(307)	(41)	(266)	646.3
Other income	(929)	(314)	(615)	195.9

Profit before taxes (w/o capital gains)	8,796	9,137	(341)	(3.7)

Tax on profit	(1,801)	(1,974)	173	(8.8)

Profit from continuing operations (w/o capital gains)	6,995	7,163	(168)	(2.3)

Net profit from discontinued operations	53	174	(120)	(69.2)

Consolidated profit (w/o capital gains)	7,049	7,337	(288)	(3.9)

Minority interests	309	402	(93)	(23.2)

Attributable profit to the Group (w/o capital gains)	6,740	6,935	(195)	(2.8)

Net extraordinary capital gains and allowances*	—	—	—	—

Attributable profit to the Group	6,740	6,935	(195)	(2.8)

EPS (euros) (1)	0.7907	0.9695	(0.1789)	(18.4)

Diluted EPS (euros) (1)	0.7875	0.9654	(0.1780)	(18.4)

Pro memoria:
Average total assets	1,098,907	950,688	148,219	15.6
Average shareholders’ equity	64,169	51,051	13,117	25.7

(1).-	9M’08 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	In 9M’09 extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.

Quarterly
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09

Net interest income	4,935	5,257	5,482	5,271	6,039	6,617	6,822

Dividends	62	257	84	150	87	153	94
Income from equity-accounted method	101	51	(56)	21	(13)	10	1
Net fees	2,287	2,251	2,347	2,135	2,164	2,374	2,291
Gains (losses) on financial transactions	756	817	579	444	862	977	777
Other operating income/expenses	83	79	29	66	80	16	19

Gross income	8,225	8,713	8,464	8,088	9,221	10,147	10,004

Operating expenses	(3,707)	(3,729)	(3,806)	(3,707)	(3,967)	(4,087)	(4,086)
General administrative expenses	(3,363)	(3,386)	(3,460)	(3,371)	(3,587)	(3,681)	(3,679)
Personnel	(1,952)	(1,971)	(1,979)	(1,856)	(2,059)	(2,106)	(2,095)
Other general administrative expenses	(1,411)	(1,416)	(1,481)	(1,514)	(1,529)	(1,575)	(1,583)
Depreciation and amortisation	(343)	(343)	(347)	(337)	(379)	(405)	(407)

Net operating income	4,518	4,984	4,657	4,381	5,254	6,060	5,918

Net loan-loss provisions	(1,281)	(1,599)	(1,787)	(1,934)	(2,209)	(2,417)	(2,574)
Impairment losses on other assets	(13)	(16)	(13)	(50)	(25)	(241)	(42)
Other income	(241)	(110)	37	(112)	(278)	(232)	(418)

Profit before taxes (w/o capital gains)	2,984	3,259	2,895	2,284	2,742	3,171	2,883

Tax on profit	(699)	(658)	(617)	(417)	(614)	(629)	(559)

Profit from continuing operations (w/o capital gains)	2,284	2,601	2,278	1,867	2,128	2,542	2,325

Net profit from discontinued operations	58	61	56	145	67	(6)	(7)

Consolidated profit (w/o capital gains)	2,342	2,662	2,333	2,012	2,195	2,536	2,318

Minority interests	136	138	128	71	99	113	97

Attributable profit to the Group (w/o capital gains)	2,206	2,524	2,205	1,941	2,096	2,423	2,221

Net extraordinary capital gains and allowances*	—	—	—	—	—	—	—

Attributable profit to the Group	2,206	2,524	2,205	1,941	2,096	2,423	2,221

EPS (euros) (1)	0.3086	0.3533	0.3076	0.2512	0.2472	0.2846	0.2588

Diluted EPS (euros) (1)	0.3066	0.3522	0.3066	0.2479	0.2460	0.2831	0.2584

(1).-	2008 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	In Q4’08, Q2’09 and Q3’09 extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M ’09	9M ’08	30.09.09	31.12.08	30.09.08

US$	1.3638	1.5200	1.4643	1.3917	1.4303
Pound sterling	0.8856	0.7814	0.9093	0.9525	0.7903
Brazilian real	2.8262	2.5600	2.6050	3.2436	2.7525
New Mexican peso	18.6104	15.9826	19.7454	19.2333	15.7126
Chilean peso	779.1439	732.6705	801.7775	886.8608	785.5923
Argentine peso	5.0380	4.7380	5.6280	4.8041	4.4611

Net fees
Million euros

			Variation
	9M ’09	9M ’08	Amount	%

Commissions from services	3,957	3,589	369	10.3
Mutual & pension funds	888	1,266	(378)	(29.8)
Securities services	588	560	28	4.9
Insurance	1,395	1,470	(75)	(5.1)

Net fees	6,828	6,885	(57)	(0.8)

Operating expenses

Million euros

			Variation
	9M ’09	9M ’08	Amount	%

Personnel expenses	6,260	5,901	359	6.1
General expenses	4,688	4,308	380	8.8
Information technology	572	513	60	11.6
Communications	475	478	(3)	(0.5)
Advertising	431	467	(36)	(7.7)
Buildings and premises	1,048	846	202	23.9
Printed and office material	137	128	9	7.0
Taxes (other than profit tax)	232	185	48	25.9
Other expenses	1,792	1,691	100	5.9

Personnel and general expenses	10,948	10,209	738	7.2

Depreciation and amortisation	1,192	1,033	159	15.4

Total operating expenses	12,139	11,242	897	8.0

Net loan-loss provisions

Million euros

			Variation
	9M ’09	9M ’08	Amount	%

Non performing loans	8,005	5,118	2,887	56.4
Country-risk	(140)	118	(258)	—
Recovery of written-off assets	(665)	(569)	(96)	16.8

Total	7,200	4,667	2,533	54.3

Balance sheet

Million euros

			Variation
	30.09.09	30.09.08	Amount	%	31.12.08
Assets
Cash on hand and deposits at central banks	25,316	56,306	(30,990)	(55.0)	45,781
Trading portfolio	132,905	124,363	8,542	6.9	151,817
Debt securities	48,212	48,758	(546)	(1.1)	43,896
Customer loans	4,528	3,159	1,369	43.3	684
Equities	7,914	6,922	993	14.3	6,272
Trading derivatives	66,893	61,806	5,087	8.2	95,815
Deposits from credit institutions	5,358	3,719	1,639	44.1	5,150
Other financial assets at fair value	38,742	31,079	7,663	24.7	25,817
Customer loans	12,100	9,743	2,357	24.2	8,973
Other (deposits at credit institutions, debt securities and equities)	26,642	21,336	5,305	24.9	16,844
Available-for-sale financial assets	83,085	49,285	33,800	68.6	48,920
Debt securities	75,125	42,465	32,660	76.9	42,548
Equities	7,959	6,819	1,140	16.7	6,373
Loans	719,676	665,123	54,553	8.2	699,615
Deposits at credit institutions	49,114	72,046	(22,932)	(31.8)	64,731
Customer loans	653,431	591,571	61,860	10.5	617,231
Other	17,132	1,506	15,626	—	17,653
Investments	156	4,419	(4,263)	(96.5)	1,323
Intangible assets and property and equipment	11,147	12,638	(1,491)	(11.8)	10,289
Goodwill	23,474	21,306	2,168	10.2	18,836
Other	47,869	35,967	11,902	33.1	47,233

Total assets	1,082,370	1,000,486	81,884	8.2	1,049,632

Liabilities and shareholders’ equity
Trading portfolio	114,240	96,328	17,912	18.6	136,620
Customer deposits	4,793	10,098	(5,306)	(52.5)	4,896
Marketable debt securities	1,408	5,845	(4,437)	(75.9)	3,570
Trading derivatives	65,046	58,517	6,529	11.2	89,167
Other	42,993	21,868	21,126	96.6	38,987
Other financial liabilities at fair value	32,750	33,166	(417)	(1.3)	28,639
Customer deposits	7,841	10,316	(2,475)	(24.0)	9,318
Marketable debt securities	3,249	7,727	(4,479)	(58.0)	5,191
Deposits at credit institutions	21,661	15,123	6,537	43.2	14,130
Financial liabilities at amortized cost	802,056	758,841	43,215	5.7	770,008
Due to central banks and credit institutions	77,643	94,292	(16,648)	(17.7)	79,795
Customer deposits	458,630	383,495	75,135	19.6	406,015
Marketable debt securities	208,909	224,916	(16,006)	(7.1)	227,642
Subordinated debt	37,752	36,345	1,406	3.9	38,873
Other financial liabilities	19,122	19,793	(672)	(3.4)	17,681
Insurance liabilities	22,325	16,581	5,744	34.6	16,850
Provisions	18,137	18,691	(554)	(3.0)	17,736
Other liability accounts	23,278	20,443	2,835	13.9	19,777

Total liabilities	1,012,784	944,050	68,735	7.3	989,630

Shareholders’ equity	70,533	57,579	12,954	22.5	65,887
Capital stock	4,078	3,127	951	30.4	3,997
Reserves	60,818	48,362	12,455	25.8	55,707
Attributable profit to the Group	6,740	6,935	(195)	(2.8)	8,876
Less: dividends	(1,103)	(846)	(257)	30.4	(2,693)
Equity adjustments by valuation	(3,575)	(3,779)	205	(5.4)	(8,300)
Minority interests	2,628	2,637	(9)	(0.4)	2,415

Total equity	69,586	56,436	13,149	23.3	60,001

Total liabilities and equity	1,082,370	1,000,486	81,884	8.2	1,049,632

Balance sheet

Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Assets
Cash on hand and deposits at central banks	24,039	24,301	56,306	45,781	36,305	46,334	25,316
Trading portfolio	137,810	137,999	124,363	151,817	157,721	140,148	132,905
Debt securities	55,587	57,295	48,758	43,896	47,401	47,738	48,212
Customer loans	9,016	6,345	3,159	684	6,188	3,205	4,528
Equities	8,363	8,781	6,922	6,272	5,883	6,940	7,914
Trading derivatives	52,263	58,525	61,806	95,815	92,491	77,767	66,893
Deposits from credit institutions	12,580	7,054	3,719	5,150	5,758	4,498	5,358
Other financial assets at fair value	30,831	32,828	31,079	25,817	31,189	34,179	38,742
Customer loans	8,693	9,322	9,743	8,973	8,886	9,186	12,100
Other (deposits at credit institutions, debt securities and equities)	22,138	23,506	21,336	16,844	22,303	24,993	26,642
Available-for-sale financial assets	43,131	46,645	49,285	48,920	60,693	72,004	83,085
Debt securities	34,773	39,024	42,465	42,548	53,970	64,383	75,125
Equities	8,358	7,622	6,819	6,373	6,722	7,621	7,959
Loans	607,912	658,698	665,123	699,615	744,848	763,628	719,676
Deposits at credit institutions	47,278	73,892	72,046	64,731	58,267	64,429	49,114
Customer loans	559,077	583,254	591,571	617,231	670,423	681,677	653,431
Other	1,557	1,552	1,506	17,653	16,158	17,522	17,132
Investments	4,105	4,430	4,419	1,323	224	196	156
Intangible assets and property and equipment	11,966	11,976	12,638	10,289	11,055	11,060	11,147
Goodwill	20,890	21,655	21,306	18,836	20,719	23,192	23,474
Other	39,841	30,024	35,967	47,233	52,610	57,718	47,869

Total assets	920,524	968,557	1,000,486	1,049,632	1,115,365	1,148,460	1,082,370

Liabilities and shareholders’ equity
Trading portfolio	106,130	111,678	96,328	136,620	151,253	143,067	114,240
Customer deposits	17,257	13,213	10,098	4,896	9,144	5,742	4,793
Marketable debt securities	17,659	10,212	5,845	3,570	3,297	2,713	1,408
Trading derivatives	54,537	58,452	58,517	89,167	87,306	77,697	65,046
Other	16,678	29,801	21,868	38,987	51,507	56,916	42,993
Other financial liabilities at fair value	49,313	36,957	33,166	28,639	32,363	35,400	32,750
Customer deposits	10,158	10,266	10,316	9,318	11,251	8,771	7,841
Marketable debt securities	8,144	8,157	7,727	5,191	3,227	2,909	3,249
Deposits at credit institutions	31,011	18,533	15,123	14,130	17,885	23,720	21,661
Financial liabilities at amortized cost	657,745	710,147	758,841	770,008	811,086	831,921	802,056
Due to central banks and credit institutions	58,644	76,740	94,292	79,795	72,859	86,924	77,643
Customer deposits	330,753	351,103	383,495	406,015	456,619	469,261	458,630
Marketable debt securities	209,900	222,455	224,916	227,642	222,367	215,833	208,909
Subordinated debt	36,194	35,788	36,345	38,873	39,818	41,687	37,752
Other financial liabilities	22,254	24,062	19,793	17,681	19,422	18,216	19,122
Insurance liabilities	14,805	16,034	16,581	16,850	18,849	20,427	22,325
Provisions	18,655	18,420	18,691	17,736	17,793	18,224	18,137
Other liability accounts	19,763	19,413	20,443	19,777	22,157	32,576	23,278

Total liabilities	866,411	912,649	944,050	989,630	1,053,501	1,081,614	1,012,784

Shareholders’ equity	53,622	55,544	57,579	65,887	66,731	68,596	70,533
Capital stock	3,127	3,127	3,127	3,997	4,078	4,078	4,078
Reserves	52,359	48,532	48,362	55,707	65,369	61,102	60,818
Attributable profit to the Group	2,206	4,730	6,935	8,876	2,096	4,519	6,740
Less: dividends	(4,070)	(846)	(846)	(2,693)	(4,812)	(1,103)	(1,103)
Equity adjustments by valuation	(1,955)	(2,126)	(3,779)	(8,300)	(7,487)	(4,433)	(3,575)
Minority interests	2,446	2,490	2,637	2,415	2,620	2,683	2,628

Total equity	54,113	55,908	56,436	60,001	61,864	66,845	69,586

Total liabilities and equity	920,524	968,557	1,000,486	1,049,632	1,115,365	1,148,460	1,082,370

Customer loans

Million euros

			Variation
	30.09.09	30.09.08	Amount	%	31.12.08

Public sector	9,118	6,073	3,045	50.1	7,668
Other residents	224,904	229,545	(4,641)	(2.0)	230,783
Commercial bills	9,884	14,733	(4,849)	(32.9)	14,874
Secured loans	124,104	124,274	(170)	(0.1)	123,566
Other loans	90,917	90,538	378	0.4	92,343
Non-resident sector	452,200	380,469	71,731	18.9	400,903
Secured loans	274,599	209,833	64,766	30.9	229,761
Other loans	177,601	170,636	6,965	4.1	171,142

Gross customer loans	686,223	616,088	70,135	11.4	639,354

Loan-loss allowances	16,163	11,615	4,548	39.2	12,466

Net customer loans	670,059	604,473	65,587	10.9	626,888

Pro memoria: Doubtful loans	22,349	11,470	10,880	94.9	13,968
Public sector	40	1	40	—	1
Other residents	8,986	4,636	4,350	93.8	6,208
Non-resident sector	13,323	6,833	6,490	95.0	7,759

Customer loans

Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09

Public sector	5,460	6,574	6,073	7,668	7,514	9,665	9,118
Other residents	229,778	233,521	229,545	230,783	231,211	228,776	224,904
Commercial bills	16,430	15,954	14,733	14,874	11,390	10,622	9,884
Secured loans	124,441	125,889	124,274	123,566	124,421	123,471	124,104
Other loans	88,906	91,678	90,538	92,343	95,400	94,684	90,917
Non-resident sector	351,899	369,781	380,469	400,903	461,581	470,816	452,200
Secured loans	197,389	206,931	209,833	229,761	270,826	285,771	274,599
Other loans	154,510	162,849	170,636	171,142	190,754	185,045	177,601

Gross customer loans	587,136	609,876	616,088	639,354	700,306	709,257	686,223

Loan-loss allowances	10,351	10,955	11,615	12,466	14,809	15,189	16,163

Net customer loans	576,786	598,920	604,473	626,888	685,497	694,068	670,059

Pro memoria: Doubtful loans	7,936	9,525	11,470	13,968	18,683	21,504	22,349
Public sector	1	1	1	1	15	14	40
Other residents	2,461	3,439	4,636	6,208	7,748	8,407	8,986
Non-resident sector	5,474	6,085	6,833	7,759	10,921	13,083	13,323

Credit risk management *

Million euros

			Variation
	30.09.09	30.09.08	Amount		%	31.12.08

Non-performing loans	22,666	11,685	10,982		94.0	14,191
NPL ratio (%)	3.03	1.71	1.32p.			2.04
Loan-loss allowances	16,619	12,297	4,321		35.1	12,863
Specific	10,550	5,825	4,724		81.1	6,682
Generic	6,069	6,472	(403)		(6.2)	6,181
NPL coverage (%)	73.32	105.24	(31.92p.	)		90.64
Credit cost (%) **	1.56	0.97	0.59p.			1.16

Ordinary non-performing and doubtful loans ***	16,009	8,947	7,062		78.9	10,626
NPL ratio (%) ***	2.16	1.32	0.84p.			1.53
NPL coverage (%) ***	103.80	137.45	(33.65p.	)		121.05

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09

Non-performing loans	8,047	9,677	11,685	14,191	18,968	21,752	22,666
NPL ratio (%)	1.24	1.43	1.71	2.04	2.49	2.82	3.03
Loan-loss allowances	10,792	11,564	12,297	12,863	15,166	15,727	16,619
Specific	4,281	5,100	5,825	6,682	8,905	9,564	10,550
Generic	6,511	6,464	6,472	6,181	6,261	6,163	6,069
NPL coverage (%)	134.12	119.50	105.24	90.64	79.96	72.30	73.32
Credit cost (%) **	0.76	0.85	0.97	1.16	1.34	1.45	1.56

*	Excluding country-risk

**	Net specific allowance / computable assets
Non-performing loans by quarter

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09

Balance at beginning of period	6,179	8,047	9,677	11,685	14,191	18,968	21,752
Net additions	2,304	2,847	3,509	4,340	5,290	4,877	4,170
Increase in scope of consolidation	1,156	—	—	933	1,033	—	—
Exchange differences	(108)	94	(86)	(770)	211	370	(302)
Write-offs	(1,484)	(1,310)	(1,415)	(1,997)	(1,758)	(2,463)	(2,954)

Balance at period-end	8,047	9,677	11,685	14,191	18,968	21,752	22,666

Customer funds under management

Million euros

			Variation
	30.09.09	30.09.08	Amount	%	31.12.08

Public sector	14,917	15,016	(99)	(0.7)	13,720
Other residents	116,180	110,205	5,975	5.4	117,776
Demand deposits	57,689	51,016	6,673	13.1	51,300
Time deposits	43,842	43,404	438	1.0	46,783
REPOs	14,649	15,785	(1,136)	(7.2)	19,693
Non-resident sector	340,165	278,688	61,478	22.1	288,734
Demand deposits	181,906	135,827	46,079	33.9	151,774
Time deposits	137,136	115,549	21,587	18.7	115,620
REPOs	16,556	24,482	(7,927)	(32.4)	17,187
Public Sector	4,567	2,829	1,738	61.4	4,153

Customer deposits	471,263	403,909	67,354	16.7	420,229

Debt securities	213,566	238,488	(24,922)	(10.4)	236,403
Subordinated debt	37,752	36,345	1,406	3.9	38,873

On-balance-sheet customer funds	722,581	678,742	43,839	6.5	695,506

Mutual funds	100,265	109,880	(9,615)	(8.8)	90,306
Pension funds	11,081	11,172	(92)	(0.8)	11,128
Managed portfolios	17,426	18,260	(833)	(4.6)	17,289
Savings-insurance policies	15,526	11,260	4,266	37.9	12,338

Other customer funds under management	144,298	150,572	(6,274)	(4.2)	131,061

Customer funds under management	866,879	829,314	37,564	4.5	826,567

Mutual funds

Million euros

			Variation
	30.09.09	30.09.08	Amount	%

Spain	40,646	51,984	(11,338)	(21.8)
Portugal	3,825	3,943	(119)	(3.0)
United Kingdom	9,821	8,541	1,280	15.0
Latin America	45,973	45,412	562	1.2

Total	100,265	109,880	(9,615)	(8.8)

Pension funds

Million euros

			Variation
	30.09.09	30.09.08	Amount	%

Spain	9,753	9,819	(66)	(0.7)
Portugal	1,328	1,354	(26)	(1.9)

Total	11,081	11,172	(92)	(0.8)

Customer funds under management

Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09

Public sector	13,752	11,742	15,016	13,720	17,080	14,089	14,917
Other residents	104,601	109,456	110,205	117,776	119,755	118,401	116,180
Demand deposits	51,179	51,123	51,016	51,300	52,918	55,873	57,689
Time deposits	32,680	40,420	43,404	46,783	48,374	44,748	43,842
REPOs	20,742	17,913	15,785	19,693	18,463	17,781	14,649
Non-resident sector	239,814	253,383	278,688	288,734	340,180	351,284	340,165
Demand deposits	116,551	119,105	135,827	151,774	178,147	188,329	181,906
Time deposits	93,176	103,415	115,549	115,620	132,412	137,586	137,136
REPOs	27,991	27,517	24,482	17,187	23,338	17,201	16,556
Public Sector	2,096	3,345	2,829	4,153	6,282	8,167	4,567

Customer deposits	358,168	374,582	403,909	420,229	477,015	483,774	471,263

Debt securities	235,703	240,825	238,488	236,403	228,891	221,454	213,566
Subordinated debt	36,194	35,788	36,345	38,873	39,818	41,687	37,752

On-balance-sheet customer funds	630,065	651,194	678,742	695,506	745,724	746,916	722,581

Mutual funds	122,812	119,348	109,880	90,306	89,116	94,630	100,265
Pension funds	11,537	11,324	11,172	11,128	10,567	10,706	11,081
Managed portfolios	17,381	17,062	18,260	17,289	16,612	17,950	17,426
Savings-insurance policies	9,821	10,484	11,260	12,338	12,970	14,223	15,526

Other customer funds under management	161,550	158,218	150,572	131,061	129,265	137,509	144,298

Customer funds under management	791,615	809,412	829,314	826,567	874,989	884,425	866,879

Mutual funds

Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09

Spain	60,110	55,254	51,984	44,694	41,042	40,619	40,646
Portugal	5,175	4,623	3,943	3,031	2,748	3,271	3,825
United Kingdom	8,542	8,741	8,541	7,180	7,461	9,060	9,821
Latin America	48,985	50,730	45,412	35,400	37,865	41,681	45,973

Total	122,812	119,348	109,880	90,306	89,116	94,630	100,265

Pension funds

Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09

Spain	10,107	9,915	9,819	9,734	9,273	9,412	9,753
Portugal	1,430	1,409	1,354	1,394	1,294	1,294	1,328

Total	11,537	11,324	11,172	11,128	10,567	10,706	11,081

Shareholders’ equity and minority interests

Million euros

			Variation
	30.09.09	30.09.08	Amount	%	31.12.08

Capital stock	4,078	3,127	951	30.4	3,997
Additional paid-in surplus	29,309	20,370	8,939	43.9	28,104
Reserves	31,868	28,069	3,799	13.5	28,024
Treasury stock	(360)	(77)	(283)	369.0	(421)

Shareholders’ equity (before profit and dividends)	64,895	51,490	13,406	26.0	59,704

Attributable profit	6,740	6,935	(195)	(2.8)	8,876
Interim dividend distributed	(1,103)	(846)	(257)	30.4	(1,711)
Interim dividend not distributed	—	—	—	—	(3,102)

Shareholders’ equity (after retained profit)	70,533	57,579	12,954	22.5	63,768

Valuation adjustments	(3,575)	(3,779)	205	(5.4)	(8,300)
Minority interests	2,628	2,637	(9)	(0.4)	2,415

Total equity (after retained profit)	69,586	56,436	13,149	23.3	57,883

Preferred shares and securities in subordinated debt	7,668	7,649	19	0.2	8,673

Total equity and capital with the nature of financial liabilities	77,254	64,085	13,168	20.5	66,555

Computable capital and BIS II ratio

Million euros

	30.09.09	31.12.08

Core capital	42,387	38,968
Basic capital	50,568	46,894
Supplementary capital	26,041	25,225
Deductions	(1,872)	(3,816)

Computable capital	74,737	68,302

Risk-weighted assets	549,647	514,003

BIS II ratio	13.60	13.30

Tier I (before deductions)	9.20	9.10

Core capital	7.71	7.50

Shareholders’ equity surplus (BIS II ratio)	30,765	27,182

Recorded profit and loss statement

Million euros

	9M ’09	9M ’08

Net consolidated profit	7,081	7,320

Other recroded revenues/expenses	4,791	(4,565)

Available-for-sale financial assets	1,165	(2,733)
Cash flow hedges	185	(148)
Hedges of net investments in businesses abroad	(613)	257
Exchange rates differences	3,877	(1,826)
Other revenues/expenses	112	(50)
Recorded in minority interests	66	(63)

Total recorded revenues/expenses	11,872	2,755

Attributale to the Parent Bank	11,495	2,434
Attributale to the minority interests	377	321

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	9M ’09	9M ’08	Amount	%	9M ’09	9M ’08	Amount	%
Income statement (million euros)
Continental Europe	7,994	6,575	1,419	21.6	3,986	3,432	554	16.1

o/w: Santander Branch Network	2,496	2,434	62	2.6	1,541	1,397	144	10.3
Banesto	1,172	1,089	83	7.6	609	584	25	4.2
Santander Consumer Finance	2,272	1,727	545	31.6	483	561	(78)	(13.9)
Portugal	555	516	39	7.5	412	411	1	0.3

United Kingdom	2,447	1,521	926	60.9	1,314	943	371	39.3

Latin America	8,181	7,029	1,153	16.4	2,798	2,857	(59)	(2.1)

o/w: Brazil	5,333	4,269	1,064	24.9	1,589	1,439	151	10.5
Mexico	1,227	1,398	(171)	(12.2)	352	544	(192)	(35.4)
Chile	895	842	53	6.3	391	418	(27)	(6.5)

Sovereign	393		393		(29)		(29)

Operating areas	19,014	15,124	3,890	25.7	8,069	7,232	837	11.6

Corporate Activities	(1,782)	(965)	(817)	84.7	(1,329)	(297)	(1,032)	347.6

Total Group	17,232	14,159	3,073	21.7	6,740	6,935	(195)	(2.8)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	9M ’09	9M ’08	9M ’09	9M ’08	30.09.09	30.09.08	30.09.09	30.09.08
Ratios (%)
Continental Europe	35.4	38.3	19.79	20.04	3.41	1.89	71	109

o/w: Santander Branch Network *	38.7	39.2	26.92	22.32	3.86	1.92	52	102
Banesto	39.8	41.5	18.94	19.44	2.62	1.18	70	146
Santander Consumer Finance	27.3	28.0	9.35	19.57	5.46	3.87	92	87
Portugal	42.2	43.7	25.60	27.29	2.04	1.65	68	82

United Kingdom	40.7	46.2	29.97	29.91	1.65	0.76	48	57

Latin America	37.0	43.3	23.72	25.55	4.20	2.65	103	116

o/w: Brazil	36.8	45.6	27.00	24.05	5.09	3.35	95	109
Mexico	32.8	33.3	17.12	24.90	2.45	2.06	221	134
Chile	33.1	35.7	29.45	36.68	3.38	2.45	94	111

Sovereign	62.8		—		4.82		68

Operating areas	37.8	41.5	21.64	22.96	3.06	1.71	74	104

Total Group	41.3	44.3	14.01	18.11	3.03	1.71	73	105

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2009 stood at 2.82% (1.40% in September 2008) and NPL coverage was 63% (138% in September 2008)

	Employees		Branches
	30.09.09	30.09.08	30.09.09	30.09.08
Operating means
Continental Europe	50,041	49,143	5,888	6,000

o/w: Santander Branch Network	19,303	19,319	2,933	2,924
Banesto	9,904	10,651	1,784	1,927
Santander Consumer Finance	9,023	8,548	308	289
Portugal	6,333	6,608	773	768

United Kingdom	23,046	17,947	1,331	1,047

Latin America	86,267	96,856	5,754	5,987

o/w: Brazil	50,697	53,584	3,609	3,567
Mexico	12,869	13,769	1,087	1,096
Chile	11,920	12,463	502	502

Sovereign	9,082		723

Operating areas	168,436	163,946	13,696	13,034

Corporate Activities	1,720	1,730

Total Group	170,156	165,676	13,696	13,034

Operating areas

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	21,183	17,168	4,015	23.4

Net fees	6,828	6,859	(31)	(0.4)
Gains (losses) on financial transactions	2,215	1,439	776	53.9
Other operating income*	327	407	(79)	(19.5)

Gross income	30,554	25,873	4,681	18.1

Operating expenses	(11,540)	(10,748)	(791)	7.4
General administrative expenses	(10,447)	(9,849)	(598)	6.1
Personnel	(6,033)	(5,718)	(316)	5.5
Other general administrative expenses	(4,414)	(4,132)	(282)	6.8
Depreciation and amortisation	(1,092)	(899)	(193)	21.5

Net operating income	19,014	15,124	3,890	25.7

Net loan-loss provisions	(7,173)	(4,593)	(2,580)	56.2
Other income	(681)	(480)	(201)	41.8

Profit before taxes	11,161	10,052	1,109	11.0

Tax on profit	(2,839)	(2,590)	(249)	9.6

Profit from continuing operations	8,322	7,462	860	11.5

Net profit from discontinued operations	57	174	(117)	(67.4)

Consolidated profit	8,378	7,636	743	9.7

Minority interests	309	404	(95)	(23.4)

Attributable profit to the Group	8,069	7,232	837	11.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	668,426	598,359	70,066	11.7
Trading portfolio (w/o loans)	118,826	114,200	4,626	4.1
Available-for-sale financial assets	55,735	32,951	22,785	69.1
Due from credit institutions**	124,256	96,787	27,469	28.4
Intangible assets and property and equipment	9,818	11,750	(1,932)	(16.4)
Other assets	83,099	79,833	3,266	4.1

Total assets/liabilities & shareholders’ equity	1,060,160	933,881	126,280	13.5

Customer deposits**	470,182	401,645	68,537	17.1
Marketable debt securities**	127,534	127,554	(19)	(0.0)
Subordinated debt**	17,630	13,742	3,888	28.3
Insurance liabilities	22,325	16,581	5,744	34.6
Due to credit institutions**	193,586	147,667	45,919	31.1
Other liabilities	177,992	183,605	(5,613)	(3.1)
Shareholders’ equity	50,911	43,086	7,825	18.2

Other customer funds under management	144,298	150,572	(6,274)	(4.2)

Mutual funds	100,265	109,880	(9,615)	(8.8)
Pension funds	11,081	11,172	(92)	(0.8)
Managed portfolios	17,426	18,260	(833)	(4.6)
Savings-insurance policies	15,526	11,260	4,266	37.9

Customer funds under management	759,645	693,514	66,131	9.5

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	21.64	22.96	(1.32 p. )
Efficiency ratio (with amortisations)	37.77	41.54	(3.77 p. )
NPL ratio	3.06	1.71	1.35 p.
NPL coverage	73.64	104.17	(30.53 p. )
Number of employees (direct & indirect)	168,436	163,946	4,490	2.7
Number of branches	13,696	13,034	662	5.1

Operating areas

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	5,478	5,667	6,022	5,934	6,676	7,204	7,302

Net fees	2,290	2,240	2,329	2,102	2,151	2,375	2,302
Gains (losses) on financial transactions	609	465	366	545	749	683	783
Other operating income*	118	190	98	163	140	102	86

Gross income	8,495	8,562	8,816	8,745	9,717	10,364	10,474

Operating expenses	(3,529)	(3,539)	(3,680)	(3,568)	(3,746)	(3,876)	(3,917)
General administrative expenses	(3,252)	(3,239)	(3,359)	(3,275)	(3,402)	(3,507)	(3,538)
Personnel	(1,874)	(1,906)	(1,937)	(1,840)	(1,972)	(2,031)	(2,030)
Other general administrative expenses	(1,378)	(1,332)	(1,421)	(1,435)	(1,430)	(1,475)	(1,508)
Depreciation and amortisation	(277)	(301)	(321)	(293)	(344)	(369)	(379)

Net operating income	4,966	5,023	5,136	5,177	5,970	6,488	6,556

Net loan-loss provisions	(1,279)	(1,532)	(1,782)	(2,038)	(2,211)	(2,426)	(2,536)
Other income	(157)	(193)	(130)	(325)	(196)	(297)	(187)

Profit before taxes	3,531	3,298	3,223	2,813	3,563	3,764	3,834

Tax on profit	(963)	(860)	(766)	(598)	(959)	(897)	(982)

Profit from continuing operations	2,568	2,437	2,457	2,215	2,603	2,867	2,852

Net profit from discontinued operations	58	61	56	145	67	(6)	(4)

Consolidated profit	2,625	2,498	2,513	2,360	2,670	2,861	2,848

Minority interests	134	139	130	68	102	108	100

Attributable profit to the Group	2,491	2,358	2,383	2,291	2,568	2,753	2,748

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	575,618	595,943	598,359	624,054	685,236	693,092	668,426
Trading portfolio (w/o loans)	113,275	121,927	114,200	143,297	143,013	128,326	118,826
Available-for-sale financial assets	27,959	29,489	32,951	34,798	43,762	47,771	55,735
Due from credit institutions**	101,082	117,693	96,787	114,760	126,505	137,136	124,256
Intangible assets and property and equipment	11,136	11,293	11,750	9,094	9,638	9,821	9,818
Other assets	47,424	50,365	79,833	78,767	84,649	95,065	83,099

Total assets/liabilities & shareholders’ equity	876,496	926,711	933,881	1,004,770	1,092,804	1,111,210	1,060,160

Customer deposits**	357,342	371,756	401,645	417,219	474,267	482,553	470,182
Marketable debt securities**	135,640	132,600	127,554	128,746	130,084	128,189	127,534
Subordinated debt**	13,618	13,893	13,742	15,489	16,491	18,224	17,630
Insurance liabilities	14,805	16,034	16,581	16,850	18,849	20,427	22,325
Due to credit institutions**	127,968	148,652	147,667	174,632	188,952	204,891	193,586
Other liabilities	186,025	200,606	183,605	210,271	211,585	206,639	177,992
Shareholders’ equity	41,098	43,169	43,086	41,563	52,576	50,287	50,911

Other customer funds under management	161,550	158,219	150,572	131,061	129,265	137,509	144,298

Mutual funds	122,812	119,349	109,880	90,306	89,116	94,630	100,265
Pension funds	11,537	11,324	11,172	11,128	10,567	10,706	11,081
Managed portfolios	17,381	17,062	18,260	17,289	16,612	17,950	17,426
Savings-insurance policies	9,821	10,484	11,260	12,338	12,970	14,223	15,526

Customer funds under management	668,150	676,469	693,514	692,516	750,106	766,475	759,645

** Including all on-balance sheet balances for this item

Other information
NPL ratio	1.21	1.41	1.71	2.02	2.45	2.80	3.06
NPL coverage	133.61	116.99	104.17	90.84	81.03	73.81	73.64
Risk-weighted assets	455,191	417,497	436,535	477,122	514,325	524,302	506,436

Continental Europe

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	8,710	6,737	1,973	29.3

Net fees	2,917	3,133	(216)	(6.9)
Gains (losses) on financial transactions	499	453	46	10.1
Other operating income*	256	324	(68)	(21.1)

Gross income	12,382	10,648	1,734	16.3

Operating expenses	(4,388)	(4,073)	(315)	7.7
General administrative expenses	(3,970)	(3,698)	(272)	7.4
Personnel	(2,479)	(2,355)	(125)	5.3
Other general administrative expenses	(1,491)	(1,343)	(147)	11.0
Depreciation and amortisation	(418)	(375)	(43)	11.5

Net operating income	7,994	6,575	1,419	21.6

Net loan-loss provisions	(2,377)	(1,755)	(623)	35.5
Other income	(98)	(39)	(59)	152.6

Profit before taxes	5,518	4,781	737	15.4

Tax on profit	(1,435)	(1,269)	(166)	13.1

Profit from continuing operations	4,083	3,513	571	16.3

Net profit from discontinued operations	(33)	—	(33)	—

Consolidated profit	4,051	3,513	538	15.3

Minority interests	65	81	(16)	(19.3)

Attributable profit to the Group	3,986	3,432	554	16.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	324,563	321,400	3,163	1.0
Trading portfolio (w/o loans)	51,655	60,247	(8,592)	(14.3)
Available-for-sale financial assets	19,205	11,034	8,170	74.0
Due from credit institutions**	71,504	55,711	15,793	28.3
Intangible assets and property and equipment	4,588	4,507	81	1.8
Other assets	24,022	16,711	7,311	43.7

Total assets/liabilities & shareholders’ equity	495,537	469,611	25,926	5.5

Customer deposits**	174,208	156,133	18,074	11.6
Marketable debt securities**	53,398	58,390	(4,992)	(8.5)
Subordinated debt**	2,026	1,763	263	14.9
Insurance liabilities	16,646	13,350	3,295	24.7
Due to credit institutions**	108,960	79,476	29,484	37.1
Other liabilities	113,482	136,326	(22,844)	(16.8)
Shareholders’ equity	26,817	24,172	2,646	10.9

Other customer funds under management	75,607	84,119	(8,512)	(10.1)

Mutual funds	44,471	55,928	(11,457)	(20.5)
Pension funds	11,081	11,172	(92)	(0.8)
Managed portfolios	4,995	5,776	(781)	(13.5)
Savings-insurance policies	15,061	11,243	3,818	34.0

Customer funds under management	305,239	300,406	4,833	1.6

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	19.79	20.04	(0.25 p. )
Efficiency ratio (with amortisations)	35.44	38.25	(2.81 p. )
NPL ratio	3.41	1.89	1.52 p.
NPL coverage	71.12	108.62	(37.50 p. )
Number of employees (direct & indirect)	50,041	49,143	898	1.8
Number of branches	5,888	6,000	(112)	(1.9)

Continental Europe

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	2,152	2,234	2,351	2,522	2,902	2,932	2,875

Net fees	1,049	1,038	1,046	941	955	1,039	922
Gains (losses) on financial transactions	232	77	144	310	121	164	215
Other operating income*	79	156	89	138	92	105	58

Gross income	3,513	3,505	3,631	3,911	4,071	4,240	4,071

Operating expenses	(1,346)	(1,348)	(1,379)	(1,383)	(1,466)	(1,472)	(1,450)
General administrative expenses	(1,223)	(1,222)	(1,253)	(1,258)	(1,327)	(1,332)	(1,311)
Personnel	(775)	(785)	(794)	(769)	(835)	(828)	(816)
Other general administrative expenses	(448)	(437)	(458)	(489)	(492)	(504)	(495)
Depreciation and amortisation	(123)	(125)	(126)	(126)	(139)	(140)	(139)

Net operating income	2,166	2,157	2,252	2,528	2,605	2,769	2,620

Net loan-loss provisions	(484)	(580)	(691)	(719)	(773)	(821)	(783)
Other income	5	3	(46)	(107)	(26)	(75)	2

Profit before taxes	1,688	1,579	1,515	1,702	1,805	1,873	1,840

Tax on profit	(451)	(419)	(399)	(417)	(474)	(472)	(489)

Profit from continuing operations	1,237	1,160	1,116	1,286	1,332	1,401	1,351

Net profit from discontinued operations	—	—	—	(21)	(18)	(10)	(5)

Consolidated profit	1,237	1,160	1,116	1,265	1,314	1,391	1,346

Minority interests	26	27	27	29	25	23	17

Attributable profit to the Group	1,210	1,133	1,089	1,236	1,289	1,368	1,329

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	317,075	325,856	321,400	325,378	331,184	330,430	324,563
Trading portfolio (w/o loans)	53,698	59,972	60,247	72,303	68,294	60,724	51,655
Available-for-sale financial assets	9,224	8,463	11,034	12,806	15,997	18,303	19,205
Due from credit institutions**	56,093	66,672	55,711	63,296	70,702	77,420	71,504
Intangible assets and property and equipment	4,434	4,488	4,507	4,612	4,610	4,600	4,588
Other assets	12,497	13,438	16,711	17,644	19,067	21,750	24,022

Total assets/liabilities & shareholders’ equity	453,021	478,888	469,611	496,039	509,853	513,226	495,537

Customer deposits**	147,194	151,590	156,133	165,762	175,325	177,118	174,208
Marketable debt securities**	60,908	62,083	58,390	52,076	51,342	51,721	53,398
Subordinated debt**	2,407	2,338	1,763	1,752	1,715	2,066	2,026
Insurance liabilities	11,740	12,621	13,350	13,889	14,564	15,377	16,646
Due to credit institutions**	75,541	79,450	79,476	85,232	90,863	108,265	108,960
Other liabilities	132,751	146,966	136,326	153,674	147,655	131,719	113,482
Shareholders’ equity	22,479	23,841	24,172	23,653	28,391	26,960	26,817

Other customer funds under management	92,697	86,893	84,119	75,473	70,959	72,807	75,607

Mutual funds	65,285	59,877	55,928	47,725	43,790	43,890	44,471
Pension funds	11,537	11,324	11,172	11,128	10,567	10,706	11,081
Managed portfolios	6,124	5,284	5,776	4,479	3,925	4,326	4,995
Savings-insurance policies	9,751	10,408	11,243	12,141	12,677	13,886	15,061

Customer funds under management	303,206	302,904	300,406	295,064	299,340	303,712	305,239

** Including all on-balance sheet balances for this item

Other information
NPL ratio	1.13	1.43	1.89	2.31	2.73	3.10	3.41
NPL coverage	158.54	129.23	108.62	89.95	80.68	74.95	71.12
Risk-weighted assets	290,298	258,447	268,796	261,325	257,416	254,915	252,500

Santander Branch Network

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	3,066	2,571	496	19.3

Net fees	904	1,250	(347)	(27.7)
Gains (losses) on financial transactions	112	161	(48)	(30.0)
Other operating income*	(9)	19	(28)	—

Gross income	4,074	4,000	74	1.8

Operating expenses	(1,578)	(1,567)	(11)	0.7
General administrative expenses	(1,460)	(1,449)	(11)	0.8
Personnel	(949)	(958)	9	(1.0)
Other general administrative expenses	(511)	(491)	(21)	4.2
Depreciation and amortisation	(118)	(118)	(0)	0.0

Net operating income	2,496	2,434	62	2.6

Net loan-loss provisions	(364)	(513)	149	(29.0)
Other income	(20)	(6)	(14)	256.7

Profit before taxes	2,112	1,915	197	10.3

Tax on profit	(569)	(517)	(52)	10.0

Profit from continuing operations	1,543	1,397	145	10.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,543	1,397	145	10.4

Minority interests	2	1	1	234.9

Attributable profit to the Group	1,541	1,397	144	10.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	116,523	116,997	(474)	(0.4)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	30	4	26	708.7
Due from credit institutions**	122	243	(121)	(50.0)
Intangible assets and property and equipment	1,228	1,229	(1)	(0.1)
Other assets	606	327	278	85.0

Total assets/liabilities & shareholders’ equity	118,509	118,800	(291)	(0.2)

Customer deposits**	65,310	54,640	10,670	19.5
Marketable debt securities**	—	—	—	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	303	343	(40)	(11.6)
Other liabilities	45,531	55,564	(10,032)	(18.1)
Shareholders’ equity	7,364	8,253	(889)	(10.8)

Other customer funds under management	35,645	42,269	(6,625)	(15.7)

Mutual funds	21,572	29,726	(8,154)	(27.4)
Pension funds	6,295	6,333	(39)	(0.6)
Managed portfolios	—	—	—	—
Savings-insurance policies	7,778	6,210	1,568	25.2

Customer funds under management	100,955	96,910	4,045	4.2

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	26.92	22.32	4.60 p.
Efficiency ratio (with amortisations)	38.74	39.17	(0.43 p. )
NPL ratio	3.86	1.92	1.94 p.
NPL coverage	52.16	101.59	(49.43 p. )
Number of employees (direct & indirect)	19,303	19,319	(16)	(0.1)
Number of branches	2,933	2,924	9	0.3

Santander Branch Network

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	847	858	865	923	1,031	1,033	1,003

Net fees	435	405	410	338	308	313	283
Gains (losses) on financial transactions	50	68	43	56	44	44	25
Other operating income*	7	9	3	62	1	2	(12)

Gross income	1,340	1,339	1,321	1,380	1,385	1,391	1,298

Operating expenses	(525)	(524)	(517)	(514)	(526)	(527)	(524)
General administrative expenses	(486)	(485)	(478)	(474)	(487)	(488)	(485)
Personnel	(323)	(323)	(313)	(295)	(320)	(316)	(313)
Other general administrative expenses	(163)	(162)	(165)	(180)	(167)	(171)	(172)
Depreciation and amortisation	(39)	(39)	(39)	(39)	(39)	(39)	(39)

Net operating income	814	815	804	867	859	864	773

Net loan-loss provisions	(117)	(167)	(230)	(131)	(104)	(139)	(121)
Other income	(1)	1	(6)	(9)	(6)	(7)	(6)

Profit before taxes	697	649	569	727	748	718	646

Tax on profit	(188)	(176)	(154)	(198)	(202)	(193)	(174)

Profit from continuing operations	509	473	415	529	546	525	471

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	509	473	415	529	546	525	471

Minority interests	0	0	0	18	0	1	1

Attributable profit to the Group	509	473	415	510	546	524	471

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	118,020	119,835	116,997	121,658	121,672	120,039	116,523
Trading portfolio (w/o loans)	—	—	—	(2)	—	—	—
Available-for-sale financial assets	9	4	4	28	31	28	30
Due from credit institutions**	143	146	243	322	129	192	122
Intangible assets and property and equipment	1,229	1,229	1,229	1,228	1,228	1,228	1,228
Other assets	384	313	327	280	661	605	606

Total assets/liabilities & shareholders’ equity	119,784	121,527	118,800	123,514	123,721	122,092	118,509

Customer deposits**	50,263	53,665	54,640	58,309	59,614	60,772	65,310
Marketable debt securities**	—	—	—	—	—	—	—
Subordinated debt**	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	250	314	343	456	241	246	303
Other liabilities	60,932	59,099	55,564	56,769	56,190	53,543	45,531
Shareholders’ equity	8,340	8,449	8,253	7,980	7,676	7,532	7,364

Other customer funds under management	47,812	44,659	42,269	39,049	36,760	34,981	35,645

Mutual funds	36,201	32,530	29,726	25,747	23,429	21,704	21,572
Pension funds	6,518	6,424	6,333	6,322	6,021	6,108	6,295
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	5,093	5,706	6,210	6,980	7,309	7,169	7,778

Customer funds under management	98,074	98,324	96,910	97,358	96,373	95,753	100,955

** Including all on-balance sheet balances for this item

Other information
NPL ratio	0.87	1.33	1.92	2.58	3.14	3.50	3.86
NPL coverage	193.13	129.57	101.59	74.88	60.76	56.98	52.16
Risk-weighted assets	104,095	74,794	76,310	74,700	74,533	76,810	77,308

Spread	3.82	3.87	3.95	3.86	3.40	3.15	2.99

Spread loans	1.38	1.39	1.43	1.70	2.21	2.26	2.31
Spread deposits	2.44	2.48	2.52	2.16	1.19	0.89	0.68

Banesto

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	1,317	1,193	124	10.4

Net fees	453	466	(13)	(2.7)
Gains (losses) on financial transactions	129	125	4	3.3
Other operating income*	49	79	(30)	(37.8)

Gross income	1,948	1,862	86	4.6

Operating expenses	(776)	(773)	(3)	0.4
General administrative expenses	(683)	(684)	2	(0.3)
Personnel	(516)	(517)	1	(0.3)
Other general administrative expenses	(167)	(167)	0	(0.2)
Depreciation and amortisation	(94)	(89)	(5)	5.6

Net operating income	1,172	1,089	83	7.6

Net loan-loss provisions	(268)	(206)	(62)	30.3
Other income	(5)	7	(13)	—

Profit before taxes	899	891	8	0.9

Tax on profit	(238)	(238)	(0)	0.0

Profit from continuing operations	660	653	8	1.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	660	653	8	1.2

Minority interests	52	68	(17)	(24.6)

Attributable profit to the Group	609	584	25	4.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	73,427	73,854	(427)	(0.6)
Trading portfolio (w/o loans)	6,112	3,605	2,508	69.6
Available-for-sale financial assets	7,591	4,431	3,160	71.3
Due from credit institutions**	18,873	26,414	(7,541)	(28.6)
Intangible assets and property and equipment	1,409	1,358	52	3.8
Other assets	6,862	5,999	863	14.4

Total assets/liabilities & shareholders’ equity	114,274	115,660	(1,385)	(1.2)

Customer deposits**	54,114	53,550	564	1.1
Marketable debt securities**	29,466	30,297	(831)	(2.7)
Subordinated debt**	1,339	1,026	313	30.5
Insurance liabilities	—	—	—	—
Due to credit institutions**	12,941	17,965	(5,024)	(28.0)
Other liabilities	12,098	8,821	3,277	37.1
Shareholders’ equity	4,317	4,001	316	7.9

Other customer funds under management	10,689	10,340	349	3.4

Mutual funds	7,145	7,468	(323)	(4.3)
Pension funds	1,421	1,458	(37)	(2.5)
Managed portfolios	95	64	31	49.2
Savings-insurance policies	2,028	1,350	678	50.2

Customer funds under management	95,608	95,213	395	0.4

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	18.94	19.44	(0.50 p. )
Efficiency ratio (with amortisations)	39.84	41.51	(1.67 p. )
NPL ratio	2.62	1.18	1.44 p.
NPL coverage	70.03	145.77	(75.74 p. )
Number of employees (direct & indirect)	9,904	10,651	(747)	(7.0)
Number of branches	1,784	1,927	(143)	(7.4)

Banesto

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	393	386	414	401	422	445	450

Net fees	159	156	151	153	154	148	151
Gains (losses) on financial transactions	39	41	44	34	47	39	42
Other operating income*	17	44	18	26	12	26	11

Gross income	609	626	628	615	635	659	654

Operating expenses	(254)	(258)	(262)	(262)	(258)	(259)	(260)
General administrative expenses	(224)	(228)	(232)	(236)	(226)	(227)	(229)
Personnel	(169)	(173)	(175)	(178)	(170)	(172)	(173)
Other general administrative expenses	(55)	(56)	(57)	(58)	(56)	(55)	(56)
Depreciation and amortisation	(29)	(30)	(30)	(26)	(31)	(32)	(31)

Net operating income	355	369	366	353	378	401	394

Net loan-loss provisions	(62)	(70)	(74)	(94)	(81)	(93)	(95)
Other income	1	17	(11)	(78)	(7)	(47)	49

Profit before taxes	294	316	281	181	289	261	349

Tax on profit	(81)	(83)	(74)	(62)	(79)	(65)	(94)

Profit from continuing operations	213	233	207	119	210	196	255

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	213	233	207	119	210	196	255

Minority interests	22	23	22	9	20	18	13

Attributable profit to the Group	191	209	184	110	190	177	241

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	75,710	78,093	73,854	77,276	76,956	76,992	73,427
Trading portfolio (w/o loans)	4,031	4,296	3,605	5,232	6,737	5,702	6,112
Available-for-sale financial assets	4,543	3,824	4,431	5,689	8,283	8,941	7,591
Due from credit institutions**	22,706	25,875	26,414	20,556	17,775	16,985	18,873
Intangible assets and property and equipment	1,351	1,355	1,358	1,384	1,380	1,408	1,409
Other assets	3,639	4,270	5,999	7,232	7,108	7,114	6,862

Total assets/liabilities & shareholders’ equity	111,980	117,714	115,660	117,368	118,239	117,141	114,274

Customer deposits**	51,195	53,436	53,550	55,900	57,399	58,009	54,114
Marketable debt securities**	31,643	32,137	30,297	28,475	27,739	29,337	29,466
Subordinated debt**	1,513	1,511	1,026	1,028	1,019	1,383	1,339
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	15,033	17,118	17,965	16,634	15,844	12,688	12,941
Other liabilities	8,585	9,508	8,821	11,366	11,938	11,412	12,098
Shareholders’ equity	4,012	4,004	4,001	3,965	4,299	4,312	4,317

Other customer funds under management	12,193	11,003	10,340	9,806	9,936	10,270	10,689

Mutual funds	9,312	8,199	7,468	6,815	6,854	6,933	7,145
Pension funds	1,543	1,496	1,458	1,410	1,354	1,371	1,421
Managed portfolios	166	94	64	60	91	92	95
Savings-insurance policies	1,172	1,214	1,350	1,521	1,638	1,874	2,028

Customer funds under management	96,543	98,087	95,213	95,209	96,094	98,999	95,608

** Including all on-balance sheet balances for this item

Other information
NPL ratio	0.59	0.80	1.18	1.64	1.96	2.32	2.62
NPL coverage	269.05	201.94	145.77	106.50	84.90	72.68	70.03
Risk-weighted assets	72,161	61,381	63,420	61,425	63,668	62,042	59,142

Spread	3.27	3.43	3.35	3.17	2.69	2.51	2.27

Spread loans	1.37	1.42	1.45	1.53	1.90	1.94	1.96
Spread deposits	1.90	2.01	1.90	1.64	0.79	0.57	0.31

Santander Consumer Finance

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	2,467	1,759	708	40.2

Net fees	648	547	101	18.5
Gains (losses) on financial transactions	(7)	61	(67)	—
Other operating income*	16	33	(16)	(49.9)

Gross income	3,125	2,400	725	30.2

Operating expenses	(853)	(673)	(180)	26.8
General administrative expenses	(775)	(616)	(159)	25.8
Personnel	(379)	(299)	(80)	26.8
Other general administrative expenses	(396)	(317)	(79)	24.8
Depreciation and amortisation	(77)	(56)	(21)	37.4

Net operating income	2,272	1,727	545	31.6

Net loan-loss provisions	(1,511)	(919)	(592)	64.4
Other income	(29)	(1)	(27)	—

Profit before taxes	732	807	(74)	(9.2)

Tax on profit	(206)	(237)	30	(12.9)

Profit from continuing operations	526	570	(44)	(7.7)

Net profit from discontinued operations	(33)	—	(33)	—

Consolidated profit	493	570	(77)	(13.4)

Minority interests	10	9	2	18.6

Attributable profit to the Group	483	561	(78)	(13.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	56,136	52,918	3,219	6.1
Trading portfolio (w/o loans)	267	501	(234)	(46.8)
Available-for-sale financial assets	173	135	38	28.3
Due from credit institutions**	8,491	4,681	3,809	81.4
Intangible assets and property and equipment	869	923	(54)	(5.9)
Other assets	3,174	2,042	1,132	55.4

Total assets/liabilities & shareholders’ equity	69,110	61,201	7,910	12.9

Customer deposits**	20,809	15,533	5,275	34.0
Marketable debt securities**	11,102	16,125	(5,023)	(31.2)
Subordinated debt**	413	439	(26)	(6.0)
Insurance liabilities	—	—	—	—
Due to credit institutions**	26,452	21,904	4,548	20.8
Other liabilities	2,867	2,217	650	29.3
Shareholders’ equity	7,468	4,983	2,485	49.9

Other customer funds under management	335	361	(26)	(7.1)

Mutual funds	279	299	(21)	(6.9)
Pension funds	56	61	(5)	(8.1)
Managed portfolios	—	—	—	—

Savings-insurance policies	—	—	—	—
Customer funds under management	32,659	32,458	201	0.6

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	9.35	19.57	(10.22 p. )
Efficiency ratio (with amortisations)	27.28	28.03	(0.75 p. )
NPL ratio	5.46	3.87	1.59 p.
NPL coverage	92.05	86.69	5.36 p.
Number of employees (direct & indirect)	9,023	8,548	475	5.6
Number of branches	308	289	19	6.6

Santander Consumer Finance

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	552	589	618	721	792	839	836

Net fees	156	188	203	180	204	219	225
Gains (losses) on financial transactions	9	22	30	(3)	23	(21)	(9)
Other operating income*	12	10	11	11	15	1	0

Gross income	729	808	862	909	1,035	1,038	1,052

Operating expenses	(213)	(214)	(245)	(242)	(290)	(281)	(282)
General administrative expenses	(196)	(195)	(225)	(220)	(263)	(258)	(254)
Personnel	(92)	(94)	(112)	(103)	(132)	(124)	(123)
Other general administrative expenses	(104)	(100)	(113)	(117)	(130)	(134)	(132)
Depreciation and amortisation	(17)	(19)	(20)	(22)	(27)	(22)	(27)

Net operating income	516	594	617	668	745	757	770

Net loan-loss provisions	(268)	(287)	(364)	(472)	(501)	(505)	(506)
Other income	1	(5)	2	(20)	(2)	(20)	(7)

Profit before taxes	249	302	255	176	242	233	257

Tax on profit	(71)	(91)	(75)	(17)	(64)	(69)	(73)

Profit from continuing operations	178	211	181	159	178	164	183

Net profit from discontinued operations	—	—	—	(21)	(18)	(10)	(5)

Consolidated profit	178	211	181	138	160	155	178

Minority interests	4	3	2	3	5	3	2

Attributable profit to the Group	174	209	179	136	156	151	176

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	46,785	48,254	52,918	53,884	57,605	56,393	56,136
Trading portfolio (w/o loans)	24	6	501	565	644	147	267
Available-for-sale financial assets	182	112	135	124	157	175	173
Due from credit institutions**	3,085	5,013	4,681	7,066	8,085	8,405	8,491
Intangible assets and property and equipment	852	913	923	930	917	893	869
Other assets	1,574	1,399	2,042	2,030	2,477	2,785	3,174

Total assets/liabilities & shareholders’ equity	52,503	55,697	61,201	64,599	69,885	68,799	69,110

Customer deposits**	13,884	14,529	15,533	18,031	20,805	20,676	20,809
Marketable debt securities**	17,473	16,192	16,125	12,851	11,839	11,168	11,102
Subordinated debt**	547	506	439	445	427	419	413
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	15,971	17,805	21,904	25,970	27,171	26,559	26,452
Other liabilities	1,639	1,981	2,217	2,182	2,264	2,521	2,867
Shareholders’ equity	2,990	4,684	4,983	5,120	7,380	7,456	7,468

Other customer funds under management	394	377	361	344	329	325	335

Mutual funds	327	313	299	285	274	270	279
Pension funds	66	64	61	59	55	55	56
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	32,297	31,604	32,458	31,671	33,399	32,587	32,659

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	3.15	3.49	3.87	4.18	4.64	5.14	5.46
NPL coverage	92.16	90.32	86.69	85.51	89.02	90.44	92.05
Risk-weighted assets	36,578	40,353	42,811	45,814	48,043	47,684	48,373

Spread loans	3.78	3.76	3.85	4.03	4.32	4.61	4.69

Portugal

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	600	554	46	8.3

Net fees	259	272	(12)	(4.6)
Gains (losses) on financial transactions	64	52	12	22.4
Other operating income*	36	38	(2)	(5.3)

Gross income	960	916	43	4.7

Operating expenses	(405)	(400)	(5)	1.2
General administrative expenses	(351)	(346)	(5)	1.4
Personnel	(238)	(232)	(6)	2.6
Other general administrative expenses	(113)	(114)	1	(0.9)
Depreciation and amortisation	(54)	(54)	0	(0.2)

Net operating income	555	516	39	7.5

Net loan-loss provisions	(62)	(5)	(57)	—
Other income	2	(21)	23	—

Profit before taxes	494	490	4	0.8

Tax on profit	(81)	(78)	(3)	3.8

Profit from continuing operations	413	412	1	0.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	413	412	1	0.3

Minority interests	1	1	(0)	(12.0)

Attributable profit to the Group	412	411	1	0.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	32,875	32,395	480	1.5
Trading portfolio (w/o loans)	1,477	1,119	358	32.0
Available-for-sale financial assets	3,331	1,052	2,280	216.7
Due from credit institutions**	4,665	4,506	159	3.5
Intangible assets and property and equipment	478	489	(11)	(2.2)
Other assets	4,606	4,716	(110)	(2.3)

Total assets/liabilities & shareholders’ equity	47,432	44,276	3,156	7.1

Customer deposits**	14,727	14,369	357	2.5
Marketable debt securities**	10,983	9,842	1,141	11.6
Subordinated debt**	270	294	(25)	(8.4)
Insurance liabilities	4,706	4,133	573	13.9
Due to credit institutions**	13,153	11,884	1,269	10.7
Other liabilities	1,608	1,882	(275)	(14.6)
Shareholders’ equity	1,987	1,871	116	6.2

Other customer funds under management	10,034	9,176	858	9.4

Mutual funds	3,825	3,943	(119)	(3.0)
Pension funds	1,328	1,354	(26)	(1.9)
Managed portfolios	264	196	68	34.4
Savings-insurance policies	4,618	3,682	935	25.4

Customer funds under management	36,013	33,681	2,332	6.9

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	25.60	27.29	(1.69 p.	)
Efficiency ratio (with amortisations)	42.20	43.68	(1.48 p.	)
NPL ratio	2.04	1.65	0.39 p.
NPL coverage	68.44	82.21	(13.77 p.	)
Number of employees (direct & indirect)	6,333	6,608	(275)		(4.2)
Number of branches	773	768	5		0.7

Portugal

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	187	181	186	196	207	197	196

Net fees	94	90	88	82	91	80	88
Gains (losses) on financial transactions	14	18	20	4	14	26	24
Other operating income*	12	17	9	16	16	13	7

Gross income	307	307	303	298	328	315	316

Operating expenses	(132)	(134)	(134)	(136)	(131)	(133)	(141)
General administrative expenses	(114)	(114)	(118)	(118)	(113)	(115)	(123)
Personnel	(75)	(79)	(79)	(80)	(78)	(78)	(82)
Other general administrative expenses	(39)	(36)	(39)	(38)	(35)	(37)	(41)
Depreciation and amortisation	(17)	(19)	(17)	(18)	(18)	(18)	(18)

Net operating income	175	173	168	162	197	182	175

Net loan-loss provisions	1	(7)	1	(8)	(12)	(31)	(19)
Other income	(4)	(6)	(11)	(4)	(6)	12	(4)

Profit before taxes	172	159	159	150	179	163	153

Tax on profit	(32)	(21)	(25)	(30)	(34)	(21)	(25)

Profit from continuing operations	140	139	134	120	144	142	127

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	140	139	134	120	144	142	127

Minority interests	0	0	0	0	0	0	0

Attributable profit to the Group	139	138	133	120	144	141	127

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	30,679	31,707	32,395	32,594	32,414	32,420	32,875
Trading portfolio (w/o loans)	1,131	1,202	1,119	1,563	1,696	1,388	1,477
Available-for-sale financial assets	1,092	1,081	1,052	1,076	1,352	1,935	3,331
Due from credit institutions**	4,063	5,009	4,506	4,226	4,297	5,424	4,665
Intangible assets and property and equipment	483	483	489	490	483	470	478
Other assets	4,117	4,058	4,716	4,980	4,512	4,761	4,606

Total assets/liabilities & shareholders’ equity	41,566	43,540	44,276	44,929	44,755	46,398	47,432

Customer deposits**	12,568	13,689	14,369	15,497	15,332	15,708	14,727
Marketable debt securities**	9,558	11,576	9,842	8,691	9,571	9,253	10,983
Subordinated debt**	346	316	294	279	254	263	270
Insurance liabilities	3,960	4,033	4,133	4,056	4,175	4,397	4,706
Due to credit institutions**	10,935	9,908	11,884	12,892	11,557	13,437	13,153
Other liabilities	1,901	2,133	1,882	1,865	1,391	1,403	1,608
Shareholders’ equity	2,298	1,884	1,871	1,648	2,475	1,936	1,987

Other customer funds under management	10,187	9,755	9,176	8,228	7,909	9,022	10,034

Mutual funds	5,175	4,623	3,943	3,031	2,748	3,271	3,825
Pension funds	1,430	1,409	1,354	1,394	1,294	1,294	1,328
Managed portfolios	261	233	196	163	138	152	264
Savings-insurance policies	3,321	3,489	3,682	3,639	3,730	4,306	4,618

Customer funds under management	32,658	35,336	33,681	32,695	33,066	34,247	36,013

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	1.37	1.53	1.65	1.72	1.87	2.13	2.04
NPL coverage	106.56	92.82	82.21	77.16	71.15	65.29	68.44
Risk-weighted assets	24,388	25,105	25,581	26,270	25,198	23,338	23,007

Spread (Retail Banking)	3.43	3.33	3.27	3.05	2.35	2.15	2.12

Spread loans	1.47	1.39	1.37	1.48	1.61	1.70	1.72
Spread deposits	1.96	1.94	1.90	1.57	0.74	0.45	0.40

United Kingdom

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	2,932	1,776	1,156	65.1

Net fees	759	681	78	11.5
Gains (losses) on financial transactions	413	326	87	26.8
Other operating income*	22	44	(22)	(49.3)

Gross income	4,126	2,826	1,300	46.0

Operating expenses	(1,679)	(1,305)	(374)	28.6
General administrative expenses	(1,504)	(1,183)	(320)	27.1
Personnel	(874)	(723)	(151)	20.9
Other general administrative expenses	(630)	(460)	(169)	36.8
Depreciation and amortisation	(176)	(122)	(53)	43.6

Net operating income	2,447	1,521	926	60.9

Net loan-loss provisions	(655)	(264)	(391)	148.0
Other income	(3)	6	(9)	—

Profit before taxes	1,789	1,263	526	41.6

Tax on profit	(475)	(320)	(155)	48.4

Profit from continuing operations	1,314	943	371	39.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,314	943	371	39.3

Minority interests	0	—	0	—

Attributable profit to the Group	1,314	943	371	39.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	215,569	173,549	42,020	24.2
Trading portfolio (w/o loans)	44,785	31,616	13,170	41.7
Available-for-sale financial assets	874	1,303	(429)	(32.9)
Due from credit institutions**	27,027	19,121	7,905	41.3
Intangible assets and property and equipment	1,317	4,325	(3,008)	(69.5)
Other assets	24,854	32,538	(7,684)	(23.6)

Total assets/liabilities & shareholders’ equity	314,427	262,452	51,974	19.8

Customer deposits**	159,094	128,474	30,620	23.8
Marketable debt securities**	56,592	61,235	(4,643)	(7.6)
Subordinated debt**	8,569	7,843	727	9.3
Insurance liabilities	3	4	(1)	(27.7)
Due to credit institutions**	53,716	40,067	13,649	34.1
Other liabilities	30,820	20,640	10,181	49.3
Shareholders’ equity	5,632	4,191	1,441	34.4

Other customer funds under management	9,821	8,541	1,280	15.0

Mutual funds	9,821	8,541	1,280	15.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	234,077	206,092	27,985	13.6

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	29.97	29.91	0.06 p.
Efficiency ratio (with amortisations)	40.70	46.18	(5.48 p.	)
NPL ratio	1.65	0.76	0.89 p.
NPL coverage	47.76	57.12	(9.36 p.	)
Number of employees (direct & indirect)	23,046	17,947	5,099		28.4
Number of branches	1,331	1,047	284		27.1

United Kingdom

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	583	571	623	635	908	1,004	1,019

Net fees	237	218	226	245	235	244	280
Gains (losses) on financial transactions	103	121	103	174	156	158	100
Other operating income*	15	14	15	6	7	6	9

Gross income	938	923	966	1,061	1,306	1,412	1,408

Operating expenses	(443)	(428)	(434)	(455)	(550)	(565)	(564)
General administrative expenses	(417)	(381)	(385)	(420)	(498)	(503)	(502)
Personnel	(240)	(238)	(245)	(263)	(288)	(288)	(297)
Other general administrative expenses	(178)	(142)	(140)	(157)	(210)	(214)	(205)
Depreciation and amortisation	(26)	(47)	(50)	(35)	(52)	(62)	(62)

Net operating income	495	495	531	605	756	847	844

Net loan-loss provisions	(80)	(73)	(111)	(192)	(208)	(200)	(246)
Other income	2	(2)	6	(4)	1	(0)	(3)

Profit before taxes	417	420	426	410	548	647	594

Tax on profit	(106)	(105)	(110)	(106)	(139)	(171)	(165)

Profit from continuing operations	311	316	317	304	409	475	430

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	311	316	317	304	409	475	430

Minority interests	—	—	—	—	—	—	0

Attributable profit to the Group	311	316	317	304	409	475	430

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	164,844	170,941	173,549	202,622	212,624	227,793	215,569
Trading portfolio (w/o loans)	35,222	35,372	31,616	50,029	50,250	44,482	44,785
Available-for-sale financial assets	39	39	1,303	2,785	840	919	874
Due from credit institutions**	25,286	26,029	19,121	31,518	28,889	31,155	27,027
Intangible assets and property and equipment	4,291	4,274	4,325	1,210	1,227	1,387	1,317
Other assets	7,664	7,431	32,538	30,626	26,359	29,234	24,854

Total assets/liabilities & shareholders’ equity	237,346	244,086	262,452	318,790	320,190	334,970	314,427

Customer deposits**	106,288	105,546	128,474	143,200	148,338	162,882	159,094
Marketable debt securities**	68,195	63,085	61,235	67,996	57,854	57,104	56,592
Subordinated debt**	7,986	7,438	7,843	9,890	8,800	9,144	8,569
Insurance liabilities	5	5	4	3	2	3	3
Due to credit institutions**	28,691	40,779	40,067	60,063	62,952	65,090	53,716
Other liabilities	21,782	23,052	20,640	32,306	36,581	34,593	30,820
Shareholders’ equity	4,400	4,181	4,191	5,332	5,662	6,154	5,632

Other customer funds under management	8,542	8,741	8,541	7,180	7,461	9,060	9,821

Mutual funds	8,542	8,741	8,541	7,180	7,461	9,060	9,821
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	191,011	184,810	206,092	228,267	222,454	238,190	234,077

** Including all on-balance sheet balances for this item

Other information
NPL ratio	0.66	0.70	0.76	1.04	1.25	1.54	1.65
NPL coverage	59.26	54.86	57.12	68.53	56.33	45.41	47.76
Risk-weighted assets	87,282	63,804	67,350	86,168	82,668	86,654	81,501

Spread (Retail Banking)	2.00	1.95	2.01	2.02	2.04	2.22	2.25

Spread loans	0.66	0.70	0.77	0.88	1.13	1.44	1.67
Spread deposits	1.34	1.25	1.24	1.14	0.91	0.78	0.58

United Kingdom

Million pound sterling

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	2,596	1,388	1,209	87.1

Net fees	672	532	140	26.3
Gains (losses) on financial transactions	366	255	111	43.7
Other operating income*	20	34	(15)	(42.6)

Gross income	3,654	2,209	1,445	65.4

Operating expenses	(1,487)	(1,020)	(467)	45.8
General administrative expenses	(1,332)	(924)	(407)	44.0
Personnel	(774)	(565)	(209)	37.0
Other general administrative expenses	(558)	(360)	(198)	55.0
Depreciation and amortisation	(156)	(96)	(60)	62.8

Net operating income	2,167	1,189	978	82.3

Net loan-loss provisions	(580)	(206)	(374)	181.0
Other income	(2)	5	(7)	—

Profit before taxes	1,585	987	597	60.5

Tax on profit	(421)	(250)	(170)	68.2

Profit from continuing operations	1,164	737	427	57.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,164	737	427	57.9

Minority interests	0	—	0	—

Attributable profit to the Group	1,164	737	427	57.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	196,017	137,156	58,861	42.9
Trading portfolio (w/o loans)	40,723	24,986	15,738	63.0
Available-for-sale financial assets	795	1,030	(235)	(22.8)
Due from credit institutions**	24,575	15,111	9,464	62.6
Intangible assets and property and equipment	1,198	3,418	(2,220)	(65.0)
Other assets	22,600	25,715	(3,115)	(12.1)

Total assets/liabilities & shareholders’ equity	285,908	207,416	78,492	37.8

Customer deposits**	144,665	101,533	43,132	42.5
Marketable debt securities**	51,459	48,394	3,065	6.3
Subordinated debt**	7,792	6,198	1,594	25.7
Insurance liabilities	2	3	(0)	(16.8)
Due to credit institutions**	48,844	31,665	17,179	54.3
Other liabilities	28,025	16,311	11,713	71.8
Shareholders’ equity	5,121	3,312	1,809	54.6

Other customer funds under management	8,930	6,750	2,181	32.3

Mutual funds	8,930	6,750	2,181	32.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	212,846	162,875	49,972	30.7

**	Including all on-balance sheet balances for this item

United Kingdom

Million pound sterling

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	441	452	494	528	825	883	888

Net fees	180	173	180	203	213	214	244
Gains (losses) on financial transactions	78	95	82	143	141	139	86
Other operating income*	11	11	12	6	6	6	8

Gross income	710	732	767	879	1,186	1,242	1,226

Operating expenses	(335)	(339)	(345)	(379)	(500)	(496)	(491)
General administrative expenses	(316)	(302)	(306)	(349)	(453)	(442)	(437)
Personnel	(181)	(189)	(194)	(219)	(262)	(253)	(258)
Other general administrative expenses	(135)	(113)	(112)	(131)	(191)	(188)	(179)
Depreciation and amortisation	(19)	(37)	(39)	(29)	(47)	(55)	(54)

Net operating income	374	392	422	501	686	745	735

Net loan-loss provisions	(61)	(58)	(88)	(156)	(189)	(176)	(215)
Other income	2	(1)	4	(3)	1	(0)	(3)

Profit before taxes	316	333	339	342	498	570	517

Tax on profit	(80)	(83)	(87)	(88)	(126)	(151)	(143)

Profit from continuing operations	235	250	252	254	372	419	374

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	235	250	252	254	372	419	374

Minority interests	—	—	—	—	—	—	0

Attributable profit to the Group	235	250	252	254	372	419	374

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	131,183	135,428	137,156	192,997	197,911	194,103	196,017
Trading portfolio (w/o loans)	28,030	28,023	24,986	47,653	46,773	37,903	40,723
Available-for-sale financial assets	31	31	1,030	2,653	782	783	795
Due from credit institutions**	20,123	20,621	15,111	30,020	26,890	26,547	24,575
Intangible assets and property and equipment	3,415	3,386	3,418	1,153	1,142	1,182	1,198
Other assets	6,099	5,887	25,715	29,172	24,535	24,910	22,600

Total assets/liabilities & shareholders’ equity	188,880	193,377	207,416	303,647	298,033	285,428	285,908

Customer deposits**	84,584	83,618	101,533	136,398	138,073	138,792	144,665
Marketable debt securities**	54,269	49,979	48,394	64,766	53,851	48,658	51,459
Subordinated debt**	6,356	5,893	6,198	9,420	8,191	7,792	7,792
Insurance liabilities	4	4	3	3	2	2	2
Due to credit institutions**	22,832	32,307	31,665	57,210	58,596	55,463	48,844
Other liabilities	17,334	18,263	16,311	30,771	34,049	29,477	28,025
Shareholders’ equity	3,501	3,312	3,312	5,078	5,270	5,244	5,121

Other customer funds under management	6,797	6,925	6,750	6,839	6,945	7,720	8,930

Mutual funds	6,797	6,925	6,750	6,839	6,945	7,720	8,930
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	152,006	146,415	162,875	217,424	207,060	202,962	212,846

**	Including all on-balance sheet balances for this item

Latin America

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	8,734	8,655	79	0.9

Net fees	2,870	3,045	(175)	(5.7)
Gains (losses) on financial transactions	1,255	659	596	90.3
Other operating income*	132	39	93	238.4

Gross income	12,991	12,399	593	4.8

Operating expenses	(4,810)	(5,370)	560	(10.4)
General administrative expenses	(4,395)	(4,968)	573	(11.5)
Personnel	(2,331)	(2,640)	309	(11.7)
Other general administrative expenses	(2,063)	(2,328)	264	(11.4)
Depreciation and amortisation	(415)	(402)	(13)	3.3

Net operating income	8,181	7,029	1,153	16.4

Net loan-loss provisions	(3,715)	(2,574)	(1,141)	44.3
Other income	(561)	(447)	(113)	25.4

Profit before taxes	3,905	4,007	(102)	(2.5)

Tax on profit	(953)	(1,001)	48	(4.8)

Profit from continuing operations	2,953	3,006	(53)	(1.8)

Net profit from discontinued operations	89	174	(85)	(48.6)

Consolidated profit	3,042	3,180	(138)	(4.3)

Minority interests	244	323	(79)	(24.5)

Attributable profit to the Group	2,798	2,857	(59)	(2.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	93,885	103,410	(9,526)	(9.2)
Trading portfolio (w/o loans)	22,182	22,338	(156)	(0.7)
Available-for-sale financial assets	26,557	20,613	5,944	28.8
Due from credit institutions**	24,958	21,955	3,003	13.7
Intangible assets and property and equipment	3,514	2,918	596	20.4
Other assets	31,313	30,584	729	2.4

Total assets/liabilities & shareholders’ equity	202,409	201,818	591	0.3

Customer deposits**	105,246	117,038	(11,792)	(10.1)
Marketable debt securities**	7,804	7,929	(125)	(1.6)
Subordinated debt**	4,669	4,137	532	12.9
Insurance liabilities	5,676	3,227	2,450	75.9
Due to credit institutions**	30,393	28,117	2,276	8.1
Other liabilities	32,304	26,639	5,664	21.3
Shareholders’ equity	16,316	14,731	1,585	10.8

Other customer funds under management	58,423	57,912	511	0.9

Mutual funds	45,973	45,412	562	1.2
Pension funds	—	—	—	—
Managed portfolios	11,984	12,483	(499)	(4.0)
Savings-insurance policies	465	17	448	—

Customer funds under management	176,142	187,016	(10,874)	(5.8)

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	23.72	25.55	(1.83 p.	)
Efficiency ratio (with amortisations)	37.02	43.31	(6.29 p.	)
NPL ratio	4.20	2.65	1.55 p.
NPL coverage	103.47	115.57	(12.10 p.	)
Number of employees (direct & indirect)	86,267	96,856	(10,589)		(10.9)
Number of branches	5,754	5,987	(233)		(3.9)

Latin America

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	2,744	2,863	3,049	2,777	2,662	2,962	3,110

Net fees	1,004	984	1,057	917	891	983	997
Gains (losses) on financial transactions	274	267	119	61	483	322	451
Other operating income*	24	20	(5)	19	47	43	42

Gross income	4,045	4,134	4,219	3,773	4,083	4,309	4,599

Operating expenses	(1,740)	(1,764)	(1,866)	(1,730)	(1,539)	(1,595)	(1,676)
General administrative expenses	(1,612)	(1,636)	(1,721)	(1,597)	(1,407)	(1,459)	(1,528)
Personnel	(860)	(883)	(898)	(808)	(744)	(787)	(801)
Other general administrative expenses	(752)	(753)	(823)	(789)	(664)	(672)	(727)
Depreciation and amortisation	(128)	(128)	(145)	(133)	(132)	(135)	(148)

Net operating income	2,305	2,371	2,353	2,043	2,545	2,714	2,923

Net loan-loss provisions	(715)	(878)	(981)	(1,128)	(1,136)	(1,228)	(1,351)
Other income	(164)	(194)	(90)	(215)	(170)	(222)	(168)

Profit before taxes	1,427	1,298	1,282	701	1,238	1,264	1,403

Tax on profit	(407)	(337)	(257)	(76)	(357)	(266)	(330)

Profit from continuing operations	1,020	962	1,025	625	882	998	1,073

Net profit from discontinued operations	58	61	56	166	84	3	1

Consolidated profit	1,077	1,022	1,080	791	966	1,001	1,074

Minority interests	108	112	103	39	77	85	83

Attributable profit to the Group	969	910	977	752	890	917	992

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	93,699	99,146	103,410	96,054	99,963	97,305	93,885
Trading portfolio (w/o loans)	24,354	26,584	22,338	20,965	24,122	22,916	22,182
Available-for-sale financial assets	18,696	20,987	20,613	19,208	20,394	20,941	26,557
Due from credit institutions**	19,703	24,992	21,955	19,946	26,631	28,139	24,958
Intangible assets and property and equipment	2,412	2,531	2,918	3,272	3,212	3,323	3,514
Other assets	27,263	29,496	30,584	30,496	31,303	38,635	31,313

Total assets/liabilities & shareholders’ equity	186,128	203,737	201,818	189,941	205,625	211,258	202,409

Customer deposits**	103,860	114,621	117,038	108,257	112,495	107,619	105,246
Marketable debt securities**	6,537	7,433	7,929	8,674	8,738	9,073	7,804
Subordinated debt**	3,224	4,117	4,137	3,847	4,165	4,497	4,669
Insurance liabilities	3,059	3,408	3,227	2,958	4,283	5,047	5,676
Due to credit institutions**	23,735	28,422	28,117	29,331	33,274	30,134	30,393
Other liabilities	31,492	30,588	26,639	24,291	25,906	38,788	32,304
Shareholders’ equity	14,221	15,148	14,731	12,583	16,764	16,101	16,316

Other customer funds under management	60,312	62,585	57,912	48,408	50,255	55,104	58,423

Mutual funds	48,985	50,731	45,412	35,400	37,865	41,681	45,973
Pension funds	—	—	—	—	—	—	—
Managed portfolios	11,256	11,779	12,483	12,810	12,097	13,086	11,984
Savings-insurance policies	70	76	17	198	293	338	465

Customer funds under management	173,933	188,755	187,016	169,186	175,653	176,293	176,142

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	2.39	2.48	2.65	2.95	3.27	3.97	4.20
NPL coverage	129.53	123.05	115.57	108.31	106.89	96.51	103.47
Risk-weighted assets	77,612	95,246	100,389	129,629	139,260	143,817	131,701

Latin America

Million dollars

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	11,912	13,156	(1,244)	(9.5)

Net fees	3,915	4,628	(714)	(15.4)
Gains (losses) on financial transactions	1,712	1,002	709	70.7
Other operating income*	180	59	120	203.7

Gross income	17,718	18,846	(1,129)	(6.0)

Operating expenses	(6,560)	(8,163)	1,603	(19.6)
General administrative expenses	(5,994)	(7,552)	1,558	(20.6)
Personnel	(3,180)	(4,014)	834	(20.8)
Other general administrative expenses	(2,814)	(3,538)	724	(20.5)
Depreciation and amortisation	(566)	(611)	45	(7.3)

Net operating income	11,158	10,684	474	4.4

Net loan-loss provisions	(5,067)	(3,913)	(1,154)	29.5
Other income	(765)	(680)	(85)	12.5

Profit before taxes	5,326	6,091	(765)	(12.6)

Tax on profit	(1,300)	(1,522)	222	(14.6)

Profit from continuing operations	4,027	4,569	(543)	(11.9)

Net profit from discontinued operations	122	264	(143)	(53.9)

Consolidated profit	4,148	4,834	(685)	(14.2)

Minority interests	333	491	(158)	(32.2)

Attributable profit to the Group	3,816	4,343	(527)	(12.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	137,475	147,908	(10,432)	(7.1)
Trading portfolio (w/o loans)	32,482	31,950	532	1.7
Available-for-sale financial assets	38,887	29,482	9,405	31.9
Due from credit institutions**	36,546	31,402	5,144	16.4
Intangible assets and property and equipment	5,145	4,173	972	23.3
Other assets	45,851	43,744	2,107	4.8

Total assets/liabilities & shareholders’ equity	296,387	288,660	7,727	2.7

Customer deposits**	154,112	167,400	(13,287)	(7.9)
Marketable debt securities**	11,427	11,341	87	0.8
Subordinated debt**	6,837	5,917	920	15.5
Insurance liabilities	8,312	4,615	3,697	80.1
Due to credit institutions**	44,505	40,216	4,289	10.7
Other liabilities	47,302	38,102	9,200	24.1
Shareholders’ equity	23,892	21,070	2,822	13.4

Other customer funds under management	85,549	82,832	2,717	3.3

Mutual funds	67,319	64,952	2,366	3.6
Pension funds	—	—	—	—
Managed portfolios	17,549	17,855	(306)	(1.7)
Savings-insurance policies	681	25	657	—

Customer funds under management	257,925	267,489	(9,564)	(3.6)

**	Including all on-balance sheet balances for this item

Latin America

Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	4,107	4,466	4,583	3,579	3,467	4,022	4,423

Net fees	1,503	1,537	1,589	1,171	1,160	1,335	1,420
Gains (losses) on financial transactions	410	417	175	52	628	443	641
Other operating income*	36	32	(9)	25	62	58	60

Gross income	6,055	6,452	6,339	4,828	5,317	5,857	6,544

Operating expenses	(2,605)	(2,753)	(2,805)	(2,231)	(2,004)	(2,168)	(2,388)
General administrative expenses	(2,413)	(2,553)	(2,586)	(2,059)	(1,832)	(1,984)	(2,177)
Personnel	(1,287)	(1,378)	(1,349)	(1,035)	(968)	(1,070)	(1,142)
Other general administrative expenses	(1,126)	(1,175)	(1,237)	(1,024)	(864)	(914)	(1,035)
Depreciation and amortisation	(192)	(200)	(219)	(172)	(171)	(184)	(211)

Net operating income	3,451	3,699	3,534	2,597	3,313	3,689	4,156

Net loan-loss provisions	(1,070)	(1,366)	(1,477)	(1,506)	(1,479)	(1,669)	(1,919)
Other income	(245)	(302)	(133)	(289)	(222)	(301)	(242)

Profit before taxes	2,136	2,032	1,924	802	1,612	1,719	1,995

Tax on profit	(609)	(528)	(384)	(55)	(464)	(365)	(471)

Profit from continuing operations	1,526	1,503	1,540	747	1,148	1,354	1,524

Net profit from discontinued operations	86	95	84	233	110	7	5

Consolidated profit	1,613	1,598	1,623	980	1,258	1,361	1,529

Minority interests	161	175	155	39	100	115	118

Attributable profit to the Group	1,451	1,423	1,468	940	1,158	1,247	1,411

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	148,157	156,294	147,908	133,678	133,030	137,530	137,475
Trading portfolio (w/o loans)	38,509	41,906	31,950	29,178	32,102	32,390	32,482
Available-for-sale financial assets	29,563	33,084	29,482	26,731	27,141	29,597	38,887
Due from credit institutions**	31,155	39,398	31,402	27,759	35,441	39,772	36,546
Intangible assets and property and equipment	3,814	3,991	4,173	4,553	4,274	4,696	5,145
Other assets	43,109	46,498	43,744	42,442	41,658	54,607	45,851

Total assets/liabilities & shareholders’ equity	294,306	321,171	288,660	264,341	273,646	298,593	296,387

Customer deposits**	164,223	180,688	167,400	150,662	149,708	152,109	154,112
Marketable debt securities**	10,337	11,717	11,341	12,072	11,629	12,824	11,427
Subordinated debt**	5,098	6,490	5,917	5,354	5,542	6,356	6,837
Insurance liabilities	4,837	5,373	4,615	4,116	5,700	7,133	8,312
Due to credit institutions**	37,529	44,804	40,216	40,820	44,281	42,591	44,505
Other liabilities	49,795	48,220	38,102	33,806	34,475	54,823	47,302
Shareholders’ equity	22,486	23,880	21,070	17,512	22,310	22,757	23,892

Other customer funds under management	95,365	98,659	82,832	67,370	66,880	77,884	85,549

Mutual funds	77,456	79,972	64,952	49,266	50,390	58,911	67,319
Pension funds	—	—	—	—	—	—	—
Managed portfolios	17,798	18,568	17,855	17,828	16,099	18,496	17,549
Savings-insurance policies	111	119	25	275	391	477	681

Customer funds under management	275,023	297,554	267,489	235,457	233,759	249,173	257,925

**	Including all on-balance sheet balances for this item

Latin America. Results

Million euros

	Gross income		Net operating income		Attributable profit to the Group
	9M ’09	Var. (%)	9M ’09	Var. (%)	9M ’09	Var. (%)

Brazil	8,444	7.6	5,333	24.9	1,589	10.5
Mexico	1,827	(12.9)	1,227	(12.2)	352	(35.4)
Chile	1,338	2.1	895	6.3	391	(6.5)
Puerto Rico	248	(0.1)	121	4.2	26	—
Colombia	113	0.2	45	2.5	25	18.2
Argentina	545	26.4	328	49.2	162	2.2
Uruguay	101	185.8	46	275.4	36	279.8
Rest	161	155.9	56	—	106	(23.4)

Subtotal	12,776	5.2	8,051	17.1	2,685	(1.6)

Santander Private Banking	215	(16.2)	130	(16.0)	112	(13.0)

Total	12,991	4.8	8,181	16.4	2,798	(2.1)

Latin America. Results

Million dollars

	Gross income		Net operating income		Attributable profit to the Group
	9M ’09	Var. (%)	9M ’09	Var. (%)	9M ’09	Var. (%)

Brazil	11,516	(3.4)	7,273	12.1	2,167	(0.9)
Mexico	2,491	(21.8)	1,673	(21.3)	480	(42.0)
Chile	1,825	(8.4)	1,221	(4.7)	533	(16.1)
Puerto Rico	338	(10.4)	165	(6.5)	35	—
Colombia	154	(10.1)	62	(8.0)	34	6.1
Argentina	743	13.4	447	33.9	221	(8.3)
Uruguay	138	156.5	63	236.8	49	240.7
Rest	219	129.6	76	—	144	(31.3)

Subtotal	17,424	(5.6)	10,980	5.1	3,662	(11.7)

Santander Private Banking	294	(24.8)	178	(24.7)	153	(21.9)

Total	17,718	(6.0)	11,158	4.4	3,816	(12.1)

Brazil

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	5,921	5,553	368	6.6

Net fees	1,792	1,889	(98)	(5.2)
Gains (losses) on financial transactions	619	385	234	60.6
Other operating income*	112	17	95	559.2

Gross income	8,444	7,845	599	7.6

Operating expenses	(3,111)	(3,576)	465	(13.0)
General administrative expenses	(2,853)	(3,334)	481	(14.4)
Personnel	(1,459)	(1,700)	242	(14.2)
Other general administrative expenses	(1,394)	(1,633)	239	(14.6)
Depreciation and amortisation	(258)	(242)	(16)	6.4

Net operating income	5,333	4,269	1,064	24.9

Net loan-loss provisions	(2,536)	(1,536)	(1,000)	65.1
Other income	(539)	(469)	(70)	15.0

Profit before taxes	2,258	2,264	(6)	(0.2)

Tax on profit	(643)	(796)	152	(19.1)

Profit from continuing operations	1,615	1,468	147	10.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,615	1,468	147	10.0

Minority interests	26	30	(4)	(13.6)

Attributable profit to the Group	1,589	1,439	151	10.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	50,512	46,999	3,513	7.5
Trading portfolio (w/o loans)	7,800	6,578	1,223	18.6
Available-for-sale financial assets	17,186	11,432	5,755	50.3
Due from credit institutions**	14,535	11,943	2,592	21.7
Intangible assets and property and equipment	2,613	1,713	899	52.5
Other assets	20,045	20,156	(112)	(0.6)

Total assets/liabilities & shareholders’ equity	112,690	98,821	13,870	14.0

Customer deposits**	59,112	55,295	3,817	6.9
Marketable debt securities**	4,222	3,925	297	7.6
Subordinated debt**	3,660	3,149	511	16.2
Insurance liabilities	5,302	2,940	2,362	80.3
Due to credit institutions**	12,810	11,631	1,180	10.1
Other liabilities	18,521	14,512	4,009	27.6
Shareholders’ equity	9,064	7,369	1,695	23.0

Other customer funds under management	35,233	30,914	4,319	14.0

Mutual funds	31,947	30,014	1,933	6.4
Pension funds	—	—	—	—
Managed portfolios	2,902	891	2,011	225.8
Savings-insurance policies	384	9	375	—

Customer funds under management	102,227	93,283	8,944	9.6

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	27.00	24.05	2.95 p.
Efficiency ratio (with amortisations)	36.84	45.58	(8.74 p.	)
NPL ratio	5.09	3.35	1.74 p.
NPL coverage	95.08	108.74	(13.66 p.	)
Number of employees (direct & indirect)	50,697	53,584	(2,887)		(5.4)
Number of branches	3,609	3,567	42		1.2

Brazil

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	1,773	1,845	1,935	1,691	1,768	1,988	2,166

Net fees	629	593	667	539	535	614	642
Gains (losses) on financial transactions	172	137	76	29	197	105	316
Other operating income*	20	3	(6)	(1)	44	33	35

Gross income	2,594	2,578	2,673	2,259	2,544	2,740	3,160

Operating expenses	(1,155)	(1,173)	(1,248)	(1,087)	(970)	(1,032)	(1,108)
General administrative expenses	(1,079)	(1,095)	(1,160)	(1,011)	(890)	(948)	(1,015)
Personnel	(551)	(562)	(587)	(499)	(454)	(492)	(512)
Other general administrative expenses	(528)	(533)	(573)	(513)	(435)	(456)	(503)
Depreciation and amortisation	(76)	(77)	(89)	(76)	(81)	(85)	(93)

Net operating income	1,439	1,405	1,424	1,172	1,573	1,708	2,052

Net loan-loss provisions	(435)	(514)	(587)	(657)	(706)	(795)	(1,035)
Other income	(173)	(189)	(106)	(154)	(166)	(219)	(154)

Profit before taxes	832	701	731	361	701	694	863

Tax on profit	(319)	(232)	(245)	(26)	(260)	(160)	(224)

Profit from continuing operations	513	470	486	336	442	534	639

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	513	470	486	336	442	534	639

Minority interests	11	10	9	5	6	9	11

Attributable profit to the Group	502	460	477	330	436	525	628

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	41,028	46,661	46,999	43,941	46,791	50,425	50,512
Trading portfolio (w/o loans)	8,619	8,324	6,578	7,002	8,328	7,314	7,800
Available-for-sale financial assets	9,188	12,090	11,432	10,135	9,925	12,581	17,186
Due from credit institutions**	11,101	16,086	11,943	10,689	13,933	16,166	14,535
Intangible assets and property and equipment	1,259	1,414	1,713	2,056	2,157	2,372	2,613
Other assets	18,583	20,203	20,156	15,075	16,771	19,657	20,045

Total assets/liabilities & shareholders’ equity	89,779	104,780	98,821	88,897	97,905	108,514	112,690

Customer deposits**	46,456	56,203	55,295	48,189	50,775	56,732	59,112
Marketable debt securities**	2,335	3,504	3,925	3,734	3,741	3,983	4,222
Subordinated debt**	2,333	3,277	3,149	2,830	3,060	3,432	3,660
Insurance liabilities	2,856	3,194	2,940	2,704	4,013	4,729	5,302
Due to credit institutions**	10,502	13,345	11,631	12,725	16,976	15,014	12,810
Other liabilities	17,822	16,921	14,512	12,704	11,521	16,376	18,521
Shareholders’ equity	7,474	8,336	7,369	6,010	7,819	8,247	9,064

Other customer funds under management	34,402	36,277	30,914	24,803	26,577	30,372	35,233

Mutual funds	33,451	35,229	30,014	23,860	24,539	27,427	31,947
Pension funds	—	—	—	—	—	—	—
Managed portfolios	887	977	891	796	1,793	2,664	2,902
Savings-insurance policies	64	71	9	147	245	280	384

Customer funds under management	85,526	99,260	93,283	79,556	84,153	94,520	102,227

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	3.20	3.24	3.35	3.58	3.86	4.75	5.09
NPL coverage	122.89	115.77	108.74	102.44	106.81	92.29	95.08
Risk-weighted assets	23,701	35,780	36,833	70,033	73,736	79,226	78,694

Spread (Retail Banking)	16.76	16.44	16.29	16.87	17.01	17.43	16.68

Spread loans	15.51	15.20	15.00	15.59	15.94	16.39	15.81
Spread deposits	1.25	1.24	1.29	1.28	1.07	1.04	0.87

Brazil

Million dollars

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	8,075	8,441	(366)	(4.3)

Net fees	2,443	2,872	(428)	(14.9)
Gains (losses) on financial transactions	844	586	258	44.1
Other operating income*	153	26	127	491.5

Gross income	11,516	11,925	(409)	(3.4)

Operating expenses	(4,242)	(5,436)	1,193	(22.0)
General administrative expenses	(3,891)	(5,067)	1,177	(23.2)
Personnel	(1,989)	(2,584)	595	(23.0)
Other general administrative expenses	(1,901)	(2,483)	581	(23.4)
Depreciation and amortisation	(352)	(369)	17	(4.5)

Net operating income	7,273	6,489	784	12.1

Net loan-loss provisions	(3,459)	(2,336)	(1,123)	48.1
Other income	(735)	(712)	(22)	3.2

Profit before taxes	3,080	3,441	(361)	(10.5)

Tax on profit	(878)	(1,209)	332	(27.4)

Profit from continuing operations	2,202	2,232	(30)	(1.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,202	2,232	(30)	(1.3)

Minority interests	35	45	(10)	(22.5)

Attributable profit to the Group	2,167	2,187	(19)	(0.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	73,964	67,222	6,742	10.0
Trading portfolio (w/o loans)	11,422	9,408	2,014	21.4
Available-for-sale financial assets	25,166	16,351	8,816	53.9
Due from credit institutions**	21,283	17,082	4,201	24.6
Intangible assets and property and equipment	3,826	2,451	1,375	56.1
Other assets	29,351	28,830	522	1.8

Total assets/liabilities & shareholders’ equity	165,013	141,343	23,669	16.7

Customer deposits**	86,558	79,089	7,469	9.4
Marketable debt securities**	6,182	5,614	569	10.1
Subordinated debt**	5,359	4,504	855	19.0
Insurance liabilities	7,764	4,205	3,558	84.6
Due to credit institutions**	18,758	16,636	2,123	12.8
Other liabilities	27,120	20,757	6,363	30.7
Shareholders’ equity	13,272	10,539	2,732	25.9

Other customer funds under management	51,592	44,216	7,376	16.7

Mutual funds	46,780	42,929	3,851	9.0
Pension funds	—	—	—	—
Managed portfolios	4,249	1,274	2,975	233.5
Savings-insurance policies	563	13	550	—

Customer funds under management	149,691	133,423	16,268	12.2

**	Including all on-balance sheet balances for this item

Brazil

Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	2,654	2,879	2,909	2,164	2,302	2,698	3,075

Net fees	942	927	1,003	683	697	833	913
Gains (losses) on financial transactions	258	215	112	22	257	146	441
Other operating income*	30	5	(9)	(2)	57	45	51

Gross income	3,883	4,026	4,016	2,867	3,312	3,723	4,480

Operating expenses	(1,729)	(1,831)	(1,876)	(1,390)	(1,264)	(1,403)	(1,576)
General administrative expenses	(1,614)	(1,710)	(1,743)	(1,293)	(1,158)	(1,288)	(1,444)
Personnel	(825)	(878)	(882)	(634)	(592)	(668)	(729)
Other general administrative expenses	(790)	(832)	(861)	(659)	(567)	(620)	(715)
Depreciation and amortisation	(114)	(121)	(133)	(97)	(105)	(115)	(132)

Net operating income	2,155	2,195	2,139	1,476	2,048	2,320	2,905

Net loan-loss provisions	(651)	(800)	(884)	(875)	(920)	(1,079)	(1,460)
Other income	(259)	(295)	(158)	(199)	(216)	(296)	(223)

Profit before taxes	1,245	1,099	1,097	402	913	945	1,222

Tax on profit	(478)	(365)	(367)	7	(338)	(221)	(318)

Profit from continuing operations	767	735	730	409	575	724	903

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	767	735	730	409	575	724	903

Minority interests	16	15	14	6	7	12	16

Attributable profit to the Group	751	719	716	403	568	712	888

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	64,873	73,557	67,222	61,152	62,270	71,271	73,964
Trading portfolio (w/o loans)	13,629	13,123	9,408	9,744	11,082	10,338	11,422
Available-for-sale financial assets	14,528	19,059	16,351	14,105	13,209	17,783	25,166
Due from credit institutions**	17,553	25,358	17,082	14,876	18,543	22,849	21,283
Intangible assets and property and equipment	1,991	2,230	2,451	2,861	2,871	3,352	3,826
Other assets	29,384	31,848	28,830	20,979	22,318	27,783	29,351

Total assets/liabilities & shareholders’ equity	141,958	165,175	141,343	123,718	130,292	153,374	165,013

Customer deposits**	73,457	88,599	79,089	67,065	67,572	80,186	86,558
Marketable debt securities**	3,692	5,523	5,614	5,197	4,978	5,630	6,182
Subordinated debt**	3,688	5,166	4,504	3,939	4,073	4,851	5,359
Insurance liabilities	4,517	5,035	4,205	3,763	5,341	6,684	7,764
Due to credit institutions**	16,606	21,037	16,636	17,710	22,592	21,221	18,758
Other liabilities	28,180	26,674	20,757	17,680	15,332	23,146	27,120
Shareholders’ equity	11,818	13,141	10,539	8,364	10,405	11,656	13,272

Other customer funds under management	54,396	57,186	44,216	34,518	35,368	42,928	51,592

Mutual funds	52,892	55,535	42,929	33,205	32,657	38,766	46,780
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,403	1,540	1,274	1,108	2,386	3,766	4,249
Savings-insurance policies	101	111	13	204	326	396	563

Customer funds under management	135,233	156,474	133,423	110,718	111,991	133,594	149,691

**	Including all on-balance sheet balances for this item

Brazil

Million brazilian real

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	16,735	14,216	2,518	17.7

Net fees	5,063	4,837	227	4.7
Gains (losses) on financial transactions	1,749	987	763	77.3
Other operating income*	316	43	273	627.8

Gross income	23,864	20,083	3,781	18.8

Operating expenses	(8,792)	(9,155)	363	(4.0)
General administrative expenses	(8,062)	(8,534)	472	(5.5)
Personnel	(4,122)	(4,352)	230	(5.3)
Other general administrative expenses	(3,940)	(4,182)	241	(5.8)
Depreciation and amortisation	(729)	(621)	(109)	17.5

Net operating income	15,072	10,928	4,144	37.9

Net loan-loss provisions	(7,167)	(3,933)	(3,234)	82.2
Other income	(1,523)	(1,200)	(323)	26.9

Profit before taxes	6,382	5,795	587	10.1

Tax on profit	(1,819)	(2,037)	218	(10.7)

Profit from continuing operations	4,564	3,759	805	21.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,564	3,759	805	21.4

Minority interests	72	76	(4)	(4.6)

Attributable profit to the Group	4,491	3,683	809	22.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	131,583	129,364	2,219	1.7
Trading portfolio (w/o loans)	20,320	18,105	2,215	12.2
Available-for-sale financial assets	44,771	31,465	13,305	42.3
Due from credit institutions**	37,863	32,874	4,990	15.2
Intangible assets and property and equipment	6,806	4,716	2,090	44.3
Other assets	52,216	55,480	(3,264)	(5.9)

Total assets/liabilities & shareholders’ equity	293,559	272,004	21,554	7.9

Customer deposits**	153,987	152,201	1,787	1.2
Marketable debt securities**	10,998	10,803	195	1.8
Subordinated debt**	9,533	8,667	866	10.0
Insurance liabilities	13,812	8,093	5,719	70.7
Due to credit institutions**	33,371	32,014	1,357	4.2
Other liabilities	48,246	39,944	8,302	20.8
Shareholders’ equity	23,611	20,282	3,329	16.4

Other customer funds under management	91,782	85,091	6,691	7.9

Mutual funds	83,221	82,613	608	0.7
Pension funds	—	—	—	—
Managed portfolios	7,560	2,452	5,108	208.3
Savings-insurance policies	1,001	25	976	—

Customer funds under management	266,301	256,762	9,539	3.7

**	Including all on-balance sheet balances for this item

Brazil

Million brazilian real

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	4,613	4,773	4,830	5,033	5,334	5,618	5,783

Net fees	1,637	1,533	1,666	1,616	1,615	1,737	1,712
Gains (losses) on financial transactions	449	354	183	116	595	288	867
Other operating income*	51	7	(15)	(0)	131	92	93

Gross income	6,750	6,668	6,665	6,765	7,676	7,734	8,454

Operating expenses	(3,005)	(3,034)	(3,116)	(3,235)	(2,928)	(2,912)	(2,951)
General administrative expenses	(2,806)	(2,834)	(2,894)	(3,011)	(2,685)	(2,674)	(2,704)
Personnel	(1,433)	(1,455)	(1,465)	(1,490)	(1,371)	(1,389)	(1,362)
Other general administrative expenses	(1,373)	(1,379)	(1,430)	(1,521)	(1,313)	(1,285)	(1,342)
Depreciation and amortisation	(199)	(200)	(222)	(225)	(243)	(239)	(247)

Net operating income	3,745	3,634	3,549	3,530	4,747	4,821	5,503

Net loan-loss provisions	(1,131)	(1,331)	(1,471)	(1,895)	(2,131)	(2,247)	(2,789)
Other income	(450)	(490)	(260)	(455)	(500)	(621)	(401)

Profit before taxes	2,164	1,814	1,818	1,180	2,116	1,953	2,313

Tax on profit	(830)	(599)	(607)	(146)	(783)	(441)	(594)

Profit from continuing operations	1,334	1,214	1,211	1,034	1,333	1,512	1,719

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,334	1,214	1,211	1,034	1,333	1,512	1,719

Minority interests	28	25	23	17	17	25	30

Attributable profit to the Group	1,305	1,189	1,188	1,017	1,316	1,487	1,689

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	113,048	117,176	129,364	142,526	143,962	138,512	131,583
Trading portfolio (w/o loans)	23,749	20,904	18,105	22,711	25,622	20,091	20,320
Available-for-sale financial assets	25,317	30,362	31,465	32,874	30,537	34,560	44,771
Due from credit institutions**	30,587	40,395	32,874	34,671	42,869	44,405	37,863
Intangible assets and property and equipment	3,470	3,552	4,716	6,668	6,637	6,515	6,806
Other assets	51,205	50,733	55,480	48,896	51,598	53,995	52,216

Total assets/liabilities & shareholders’ equity	247,376	263,122	272,004	288,345	301,225	298,078	293,559

Customer deposits**	128,006	141,138	152,201	156,307	156,221	155,838	153,987
Marketable debt securities**	6,434	8,799	10,803	12,112	11,509	10,941	10,998
Subordinated debt**	6,427	8,229	8,667	9,181	9,416	9,428	9,533
Insurance liabilities	7,871	8,020	8,093	8,770	12,348	12,990	13,812
Due to credit institutions**	28,938	33,512	32,014	41,275	52,230	41,243	33,371
Other liabilities	49,106	42,491	39,944	41,206	35,446	44,984	48,246
Shareholders’ equity	20,594	20,934	20,282	19,494	24,056	22,653	23,611

Other customer funds under management	94,791	91,098	85,091	80,450	81,769	83,429	91,782

Mutual funds	92,170	88,467	82,613	77,391	75,500	75,341	83,221
Pension funds	—	—	—	—	—	—	—
Managed portfolios	2,445	2,453	2,452	2,584	5,516	7,319	7,560
Savings-insurance policies	177	177	25	475	753	769	1,001

Customer funds under management	235,658	249,263	256,762	258,049	258,915	259,636	266,301

**	Including all on-balance sheet balances for this item

Mexico

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	1,150	1,464	(313)	(21.4)

Net fees	389	465	(76)	(16.4)
Gains (losses) on financial transactions	302	185	117	63.4
Other operating income*	(15)	(17)	2	(13.4)

Gross income	1,827	2,096	(270)	(12.9)

Operating expenses	(600)	(699)	99	(14.1)
General administrative expenses	(535)	(628)	93	(14.8)
Personnel	(288)	(340)	52	(15.3)
Other general administrative expenses	(248)	(289)	41	(14.2)
Depreciation and amortisation	(65)	(70)	6	(8.2)

Net operating income	1,227	1,398	(171)	(12.2)

Net loan-loss provisions	(621)	(603)	(18)	2.9
Other income	(24)	12	(35)	—

Profit before taxes	582	806	(224)	(27.8)

Tax on profit	(113)	(84)	(30)	35.6

Profit from continuing operations	469	723	(254)	(35.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	469	723	(254)	(35.1)

Minority interests	117	178	(61)	(34.3)

Attributable profit to the Group	352	544	(192)	(35.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	11,431	16,537	(5,106)	(30.9)
Trading portfolio (w/o loans)	7,767	11,305	(3,538)	(31.3)
Available-for-sale financial assets	3,268	4,403	(1,135)	(25.8)
Due from credit institutions**	6,377	8,541	(2,163)	(25.3)
Intangible assets and property and equipment	355	485	(130)	(26.7)
Other assets	3,268	3,405	(137)	(4.0)

Total assets/liabilities & shareholders’ equity	32,467	44,675	(12,208)	(27.3)

Customer deposits**	15,002	21,914	(6,912)	(31.5)
Marketable debt securities**	699	1,365	(665)	(48.8)
Subordinated debt**	51	53	(1)	(2.5)
Insurance liabilities	189	165	24	14.6
Due to credit institutions**	8,538	12,738	(4,200)	(33.0)
Other liabilities	5,492	5,324	168	3.2
Shareholders’ equity	2,494	3,116	(622)	(20.0)

Other customer funds under management	7,978	10,235	(2,257)	(22.0)

Mutual funds	7,925	10,235	(2,310)	(22.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	53	—	53	—

Customer funds under management	23,731	33,566	(9,836)	(29.3)

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	17.12	24.90	(7.78 p.	)
Efficiency ratio (with amortisations)	32.84	33.32	(0.48 p.	)
NPL ratio	2.45	2.06	0.39 p.
NPL coverage	221.34	134.45	86.89 p.
Number of employees (direct & indirect)	12,869	13,769	(900)		(6.5)
Number of branches	1,087	1,096	(9)		(0.8)

Mexico

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	472	477	515	489	379	390	381

Net fees	151	159	155	134	125	134	131
Gains (losses) on financial transactions	61	111	13	(1)	109	125	68
Other operating income*	(6)	(3)	(8)	(8)	(9)	(3)	(2)

Gross income	677	744	675	615	603	646	577

Operating expenses	(227)	(220)	(252)	(258)	(201)	(199)	(200)
General administrative expenses	(205)	(197)	(226)	(234)	(181)	(176)	(178)
Personnel	(112)	(111)	(116)	(110)	(94)	(99)	(94)
Other general administrative expenses	(93)	(86)	(110)	(123)	(87)	(77)	(84)
Depreciation and amortisation	(23)	(23)	(25)	(24)	(19)	(23)	(22)

Net operating income	449	525	424	357	402	447	377

Net loan-loss provisions	(140)	(208)	(255)	(274)	(218)	(235)	(169)
Other income	(8)	(5)	24	(16)	(4)	(9)	(10)

Profit before taxes	302	312	193	66	180	204	198

Tax on profit	(49)	(68)	34	(4)	(32)	(42)	(40)

Profit from continuing operations	252	244	227	62	149	162	159

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	252	244	227	62	149	162	159

Minority interests	64	64	50	6	38	42	37

Attributable profit to the Group	188	179	177	56	111	119	121

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	14,468	15,647	16,537	12,756	12,295	12,800	11,431
Trading portfolio (w/o loans)	9,493	11,523	11,305	8,485	10,089	9,564	7,767
Available-for-sale financial assets	3,722	4,230	4,403	3,951	4,630	3,248	3,268
Due from credit institutions**	6,416	8,569	8,541	10,724	10,722	8,247	6,377
Intangible assets and property and equipment	435	457	485	487	379	380	355
Other assets	3,202	3,366	3,405	3,730	3,283	3,414	3,268

Total assets/liabilities & shareholders’ equity	37,736	43,792	44,675	40,132	41,398	37,652	32,467

Customer deposits**	19,786	22,123	21,914	19,744	18,675	16,178	15,002
Marketable debt securities**	1,200	1,443	1,365	2,539	2,223	2,156	699
Subordinated debt**	48	48	53	54	57	53	51
Insurance liabilities	98	113	165	142	131	163	189
Due to credit institutions**	8,636	11,736	12,738	10,624	10,465	9,340	8,538
Other liabilities	5,362	5,333	5,324	4,447	7,052	6,933	5,492
Shareholders’ equity	2,606	2,997	3,116	2,581	2,795	2,827	2,494

Other customer funds under management	9,379	10,087	10,235	6,810	7,404	8,070	7,978

Mutual funds	9,379	10,087	10,235	6,766	7,361	8,019	7,925
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	44	42	51	53

Customer funds under management	30,412	33,700	33,566	29,148	28,359	26,457	23,731

** Including all on-balance sheet balances for this item

Other information
NPL ratio	1.31	1.45	2.06	2.41	2.80	3.04	2.45
NPL coverage	174.92	157.91	134.45	132.10	127.95	122.07	221.34
Risk-weighted assets	16,088	21,608	21,880	18,242	18,541	18,308	17,000

Spread (Retail Banking)	14.71	14.90	14.70	14.27	14.19	13.35	12.49

Spread loans	11.19	11.44	10.99	10.69	10.83	10.77	10.40
Spread deposits	3.52	3.46	3.71	3.58	3.36	2.58	2.09

Mexico

Million dollars

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	1,569	2,225	(656)	(29.5)

Net fees	530	707	(176)	(25.0)
Gains (losses) on financial transactions	412	281	131	46.6
Other operating income*	(20)	(26)	6	(22.3)

Gross income	2,491	3,187	(696)	(21.8)

Operating expenses	(818)	(1,062)	244	(23.0)
General administrative expenses	(730)	(955)	225	(23.6)
Personnel	(392)	(516)	124	(24.0)
Other general administrative expenses	(338)	(439)	101	(23.0)
Depreciation and amortisation	(88)	(107)	19	(17.6)

Net operating income	1,673	2,125	(452)	(21.3)

Net loan-loss provisions	(847)	(917)	70	(7.7)
Other income	(32)	18	(50)	—

Profit before taxes	794	1,225	(431)	(35.2)

Tax on profit	(155)	(127)	(28)	21.6

Profit from continuing operations	640	1,098	(459)	(41.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	640	1,098	(459)	(41.8)

Minority interests	160	271	(111)	(41.0)

Attributable profit to the Group	480	827	(348)	(42.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	16,739	23,653	(6,915)	(29.2)
Trading portfolio (w/o loans)	11,373	16,169	(4,796)	(29.7)
Available-for-sale financial assets	4,786	6,297	(1,512)	(24.0)
Due from credit institutions**	9,338	12,215	(2,877)	(23.6)
Intangible assets and property and equipment	520	694	(173)	(25.0)
Other assets	4,785	4,870	(85)	(1.7)

Total assets/liabilities & shareholders’ equity	47,541	63,899	(16,358)	(25.6)

Customer deposits**	21,967	31,343	(9,376)	(29.9)
Marketable debt securities**	1,024	1,952	(928)	(47.5)
Subordinated debt**	75	75	(0)	(0.2)
Insurance liabilities	277	237	41	17.3
Due to credit institutions**	12,503	18,220	(5,717)	(31.4)
Other liabilities	8,042	7,615	428	5.6
Shareholders’ equity	3,652	4,457	(805)	(18.1)

Other customer funds under management	11,682	14,639	(2,957)	(20.2)

Mutual funds	11,605	14,639	(3,034)	(20.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	77	—	77	—

Customer funds under management	34,749	48,010	(13,261)	(27.6)

**	Including all on-balance sheet balances for this item

Mexico

Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	707	744	774	634	493	531	545

Net fees	225	248	233	171	162	181	187
Gains (losses) on financial transactions	91	172	18	(12)	142	170	100
Other operating income*	(10)	(5)	(12)	(10)	(12)	(4)	(4)

Gross income	1,013	1,160	1,013	782	785	878	828

Operating expenses	(340)	(343)	(378)	(339)	(261)	(271)	(286)
General administrative expenses	(307)	(308)	(341)	(307)	(236)	(239)	(255)
Personnel	(168)	(173)	(175)	(142)	(123)	(135)	(135)
Other general administrative expenses	(139)	(134)	(166)	(165)	(113)	(105)	(120)
Depreciation and amortisation	(34)	(35)	(38)	(32)	(25)	(32)	(31)

Net operating income	673	817	635	444	524	607	542

Net loan-loss provisions	(210)	(323)	(384)	(368)	(283)	(319)	(245)
Other income	(12)	(7)	37	(25)	(6)	(12)	(15)

Profit before taxes	451	486	288	51	235	277	283

Tax on profit	(74)	(106)	53	(2)	(41)	(57)	(56)

Profit from continuing operations	377	381	340	50	194	220	226

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	377	381	340	50	194	220	226

Minority interests	96	100	75	(1)	49	57	53

Attributable profit to the Group	282	280	266	51	145	162	173

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	22,876	24,666	23,653	17,753	16,362	18,092	16,739
Trading portfolio (w/o loans)	15,010	18,165	16,169	11,808	13,427	13,517	11,373
Available-for-sale financial assets	5,886	6,667	6,297	5,498	6,162	4,590	4,786
Due from credit institutions**	10,146	13,509	12,215	14,925	14,269	11,656	9,338
Intangible assets and property and equipment	688	720	694	677	504	537	520
Other assets	5,063	5,305	4,870	5,191	4,369	4,825	4,785

Total assets/liabilities & shareholders’ equity	59,669	69,034	63,899	55,852	55,092	53,217	47,541

Customer deposits**	31,286	34,875	31,343	27,478	24,853	22,866	21,967
Marketable debt securities**	1,897	2,274	1,952	3,534	2,959	3,047	1,024
Subordinated debt**	75	75	75	76	76	75	75
Insurance liabilities	156	177	237	198	174	231	277
Due to credit institutions**	13,656	18,501	18,220	14,785	13,927	13,202	12,503
Other liabilities	8,478	8,406	7,615	6,189	9,385	9,800	8,042
Shareholders’ equity	4,121	4,725	4,457	3,592	3,720	3,996	3,652

Other customer funds under management	14,829	15,901	14,639	9,477	9,853	11,407	11,682

Mutual funds	14,829	15,901	14,639	9,416	9,797	11,335	11,605
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	61	56	72	77

Customer funds under management	48,087	53,125	48,010	40,565	37,740	37,395	34,749

**	Including all on-balance sheet balances for this item

Mexico

Million new mexican peso

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	21,410	23,391	(1,981)	(8.5)

Net fees	7,239	7,432	(193)	(2.6)
Gains (losses) on financial transactions	5,618	2,953	2,665	90.2
Other operating income*	(273)	(271)	(2)	0.9

Gross income	33,994	33,506	488	1.5

Operating expenses	(11,163)	(11,165)	2	(0.0)
General administrative expenses	(9,961)	(10,042)	80	(0.8)
Personnel	(5,351)	(5,427)	76	(1.4)
Other general administrative expenses	(4,610)	(4,614)	5	(0.1)
Depreciation and amortisation	(1,202)	(1,124)	(78)	6.9

Net operating income	22,831	22,341	490	2.2

Net loan-loss provisions	(11,555)	(9,643)	(1,912)	19.8
Other income	(438)	187	(625)	—

Profit before taxes	10,838	12,885	(2,047)	(15.9)

Tax on profit	(2,111)	(1,337)	(774)	57.9

Profit from continuing operations	8,727	11,548	(2,821)	(24.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	8,727	11,548	(2,821)	(24.4)

Minority interests	2,180	2,849	(669)	(23.5)

Attributable profit to the Group	6,547	8,699	(2,152)	(24.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	225,716	259,846	(34,130)	(13.1)
Trading portfolio (w/o loans)	153,366	177,626	(24,260)	(13.7)
Available-for-sale financial assets	64,532	69,179	(4,646)	(6.7)
Due from credit institutions**	125,923	134,194	(8,271)	(6.2)
Intangible assets and property and equipment	7,013	7,619	(605)	(7.9)
Other assets	64,521	53,498	11,022	20.6

Total assets/liabilities & shareholders’ equity	641,071	701,961	(60,890)	(8.7)

Customer deposits**	296,217	344,324	(48,108)	(14.0)
Marketable debt securities**	13,811	21,447	(7,635)	(35.6)
Subordinated debt**	1,014	828	186	22.5
Insurance liabilities	3,742	2,599	1,143	44.0
Due to credit institutions**	168,596	200,151	(31,555)	(15.8)
Other liabilities	108,446	83,650	24,797	29.6
Shareholders’ equity	49,245	48,963	282	0.6

Other customer funds under management	157,533	160,818	(3,285)	(2.0)

Mutual funds	156,491	160,818	(4,327)	(2.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	1,042	—	1,042	—

Customer funds under management	468,575	527,417	(58,842)	(11.2)

**	Including all on-balance sheet balances for this item

Mexico

Million new mexican peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	7,642	7,764	7,985	8,361	7,102	7,079	7,230

Net fees	2,436	2,592	2,405	2,313	2,333	2,424	2,481
Gains (losses) on financial transactions	979	1,813	161	30	2,042	2,274	1,302
Other operating income*	(103)	(47)	(121)	(127)	(176)	(49)	(48)

Gross income	10,954	12,122	10,430	10,577	11,301	11,728	10,964

Operating expenses	(3,681)	(3,577)	(3,908)	(4,389)	(3,760)	(3,608)	(3,795)
General administrative expenses	(3,316)	(3,208)	(3,518)	(3,973)	(3,397)	(3,184)	(3,381)
Personnel	(1,813)	(1,809)	(1,805)	(1,885)	(1,770)	(1,797)	(1,784)
Other general administrative expenses	(1,503)	(1,399)	(1,713)	(2,087)	(1,626)	(1,387)	(1,597)
Depreciation and amortisation	(365)	(369)	(390)	(417)	(363)	(425)	(414)

Net operating income	7,273	8,545	6,523	6,188	7,541	8,120	7,170

Net loan-loss provisions	(2,267)	(3,391)	(3,985)	(4,628)	(4,079)	(4,259)	(3,217)
Other income	(127)	(77)	392	(262)	(80)	(161)	(197)

Profit before taxes	4,879	5,077	2,929	1,298	3,382	3,700	3,756

Tax on profit	(800)	(1,109)	572	(95)	(594)	(765)	(751)

Profit from continuing operations	4,078	3,968	3,502	1,203	2,788	2,935	3,004

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	4,078	3,968	3,502	1,203	2,788	2,935	3,004

Minority interests	1,034	1,047	768	145	706	768	706

Attributable profit to the Group	3,044	2,921	2,734	1,058	2,082	2,167	2,298

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	244,455	253,953	259,846	245,341	230,686	237,489	225,716
Trading portfolio (w/o loans)	160,394	187,020	177,626	163,192	189,294	177,439	153,366
Available-for-sale financial assets	62,896	68,644	69,179	75,984	86,876	60,255	64,532
Due from credit institutions**	108,416	139,080	134,194	206,258	201,168	153,006	125,923
Intangible assets and property and equipment	7,355	7,418	7,619	9,358	7,103	7,053	7,013
Other assets	54,101	54,622	53,498	71,739	61,592	63,335	64,521

Total assets/liabilities & shareholders’ equity	637,618	710,736	701,961	771,873	776,720	698,576	641,071

Customer deposits**	334,317	359,054	344,324	379,748	350,387	300,159	296,217
Marketable debt securities**	20,271	23,413	21,447	48,841	41,714	39,999	13,811
Subordinated debt**	805	777	828	1,044	1,066	991	1,014
Insurance liabilities	1,662	1,826	2,599	2,735	2,457	3,032	3,742
Due to credit institutions**	145,926	190,477	200,151	204,327	196,344	173,297	168,596
Other liabilities	90,598	86,548	83,650	85,533	132,309	128,642	108,446
Shareholders’ equity	44,038	48,642	48,963	49,646	52,443	52,457	49,245

Other customer funds under management	158,468	163,708	160,818	130,971	138,913	149,734	157,533

Mutual funds	158,468	163,708	160,818	130,134	138,119	148,790	156,491
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	837	794	944	1,042

Customer funds under management	513,861	546,952	527,417	560,603	532,080	490,883	468,575

**	Including all on-balance sheet balances for this item

Chile

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	869	996	(127)	(12.8)

Net fees	262	268	(6)	(2.1)
Gains (losses) on financial transactions	181	20	161	793.8
Other operating income*	25	25	0	0.3

Gross income	1,338	1,310	28	2.1

Operating expenses	(443)	(468)	25	(5.3)
General administrative expenses	(393)	(423)	29	(6.9)
Personnel	(239)	(261)	22	(8.3)
Other general administrative expenses	(154)	(162)	8	(4.7)
Depreciation and amortisation	(50)	(45)	(5)	10.2

Net operating income	895	842	53	6.3

Net loan-loss provisions	(342)	(256)	(86)	33.6
Other income	16	9	6	71.5

Profit before taxes	569	596	(27)	(4.5)

Tax on profit	(87)	(72)	(15)	20.1

Profit from continuing operations	483	524	(41)	(7.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	483	524	(41)	(7.8)

Minority interests	92	106	(14)	(13.2)

Attributable profit to the Group	391	418	(27)	(6.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	17,552	18,200	(648)	(3.6)
Trading portfolio (w/o loans)	3,241	2,449	791	32.3
Available-for-sale financial assets	2,601	1,719	881	51.2
Due from credit institutions**	1,895	1,573	322	20.5
Intangible assets and property and equipment	316	327	(10)	(3.2)
Other assets	1,394	2,026	(631)	(31.2)

Total assets/liabilities & shareholders’ equity	27,000	26,295	705	2.7

Customer deposits**	12,880	14,502	(1,622)	(11.2)
Marketable debt securities**	2,614	2,402	212	8.8
Subordinated debt**	776	759	17	2.2
Insurance liabilities	167	102	65	63.7
Due to credit institutions**	5,032	4,000	1,032	25.8
Other liabilities	3,922	3,119	803	25.7
Shareholders’ equity	1,609	1,410	199	14.1

Other customer funds under management	4,492	3,426	1,065	31.1

Mutual funds	4,463	3,418	1,045	30.6
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	28	8	20	254.5

Customer funds under management	20,761	21,090	(328)	(1.6)

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	29.45	36.68	(7.23 p. )
Efficiency ratio (with amortisations)	33.09	35.69	(2.60 p. )
NPL ratio	3.38	2.45	0.93 p.
NPL coverage	94.45	110.83	(16.38 p. )
Number of employees (direct & indirect)	11,920	12,463	(543)	(4.4)
Number of branches	502	502	—	—

Chile

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	299	329	368	331	245	327	298

Net fees	89	91	89	82	83	89	90
Gains (losses) on financial transactions	3	(0)	17	9	108	34	39
Other operating income*	9	15	1	15	10	11	4

Gross income	400	435	475	438	446	461	431

Operating expenses	(155)	(161)	(151)	(137)	(142)	(152)	(149)
General administrative expenses	(139)	(146)	(137)	(122)	(127)	(134)	(132)
Personnel	(85)	(92)	(83)	(74)	(77)	(82)	(80)
Other general administrative expenses	(54)	(55)	(54)	(49)	(50)	(52)	(52)
Depreciation and amortisation	(16)	(15)	(14)	(15)	(15)	(17)	(17)

Net operating income	244	274	324	301	303	310	282

Net loan-loss provisions	(71)	(96)	(89)	(98)	(135)	(114)	(93)
Other income	11	2	(4)	(29)	7	5	4

Profit before taxes	184	180	232	174	176	200	193

Tax on profit	(20)	(21)	(31)	(24)	(29)	(29)	(29)

Profit from continuing operations	164	159	200	151	146	171	165

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	164	159	200	151	146	171	165

Minority interests	31	34	41	24	29	31	31

Attributable profit to the Group	133	126	159	127	117	140	133

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	18,733	16,653	18,200	17,033	18,836	18,541	17,552
Trading portfolio (w/o loans)	2,522	2,258	2,449	2,903	2,764	3,024	3,241
Available-for-sale financial assets	2,257	1,625	1,719	1,496	2,173	2,045	2,601
Due from credit institutions**	2,005	1,808	1,573	1,985	2,615	2,286	1,895
Intangible assets and property and equipment	355	306	327	301	338	343	316
Other assets	1,806	1,793	2,026	1,463	1,519	1,480	1,394

Total assets/liabilities & shareholders’ equity	27,678	24,442	26,295	25,180	28,244	27,719	27,000

Customer deposits**	15,851	13,836	14,502	13,980	15,281	14,640	12,880
Marketable debt securities**	2,425	2,254	2,402	2,184	2,549	2,669	2,614
Subordinated debt**	682	632	759	779	850	824	776
Insurance liabilities	88	83	102	94	121	137	167
Due to credit institutions**	3,843	4,121	4,000	4,182	4,337	4,138	5,032
Other liabilities	2,990	2,192	3,119	2,739	3,010	3,527	3,922
Shareholders’ equity	1,800	1,325	1,410	1,222	2,097	1,783	1,609

Other customer funds under management	4,223	3,846	3,426	3,062	4,159	4,581	4,492

Mutual funds	4,217	3,841	3,418	3,055	4,153	4,575	4,463
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	6	5	8	8	6	7	28

Customer funds under management	23,181	20,568	21,090	20,006	22,840	22,715	20,761

** Including all on-balance sheet balances for this item

Other information
NPL ratio	2.23	2.28	2.45	2.64	3.05	3.30	3.38
NPL coverage	109.38	111.18	110.83	102.42	94.77	93.84	94.45
Risk-weighted assets	18,297	16,325	17,252	16,631	18,348	18,267	17,427

Spread (Retail Banking)	8.40	8.61	8.69	8.51	7.92	7.81	7.48

Spread loans	5.33	5.45	5.24	5.35	5.90	5.89	5.61
Spread deposits	3.07	3.16	3.45	3.16	2.02	1.92	1.87

Chile

Million dollars

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	1,186	1,515	(329)	(21.7)

Net fees	358	407	(50)	(12.2)
Gains (losses) on financial transactions	247	31	216	701.9
Other operating income*	35	38	(4)	(10.0)

Gross income	1,825	1,991	(166)	(8.4)

Operating expenses	(604)	(711)	107	(15.0)
General administrative expenses	(536)	(642)	106	(16.5)
Personnel	(326)	(396)	70	(17.7)
Other general administrative expenses	(210)	(246)	36	(14.5)
Depreciation and amortisation	(68)	(68)	1	(1.1)

Net operating income	1,221	1,281	(60)	(4.7)

Net loan-loss provisions	(466)	(389)	(77)	19.8
Other income	21	14	7	53.9

Profit before taxes	776	906	(129)	(14.3)

Tax on profit	(118)	(110)	(9)	7.8

Profit from continuing operations	658	796	(138)	(17.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	658	796	(138)	(17.3)

Minority interests	125	161	(36)	(22.1)

Attributable profit to the Group	533	635	(102)	(16.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	25,702	26,032	(330)	(1.3)
Trading portfolio (w/o loans)	4,746	3,503	1,242	35.5
Available-for-sale financial assets	3,808	2,459	1,349	54.8
Due from credit institutions**	2,775	2,250	525	23.3
Intangible assets and property and equipment	463	467	(4)	(0.9)
Other assets	2,042	2,897	(856)	(29.5)

Total assets/liabilities & shareholders’ equity	39,535	37,609	1,926	5.1

Customer deposits**	18,860	20,743	(1,882)	(9.1)
Marketable debt securities**	3,827	3,435	392	11.4
Subordinated debt**	1,136	1,086	50	4.6
Insurance liabilities	244	146	99	67.6
Due to credit institutions**	7,368	5,721	1,647	28.8
Other liabilities	5,744	4,462	1,282	28.7
Shareholders’ equity	2,356	2,017	339	16.8

Other customer funds under management	6,577	4,901	1,677	34.2

Mutual funds	6,536	4,889	1,647	33.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	41	11	30	262.9

Customer funds under management	30,401	30,164	237	0.8

**	Including all on-balance sheet balances for this item

Chile

Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	447	513	554	429	319	442	425

Net fees	133	141	134	105	108	121	128
Gains (losses) on financial transactions	4	0	27	13	140	49	58
Other operating income*	14	24	1	21	13	15	7

Gross income	598	678	715	568	580	627	617

Operating expenses	(232)	(251)	(227)	(174)	(185)	(206)	(212)
General administrative expenses	(208)	(228)	(206)	(156)	(166)	(183)	(188)
Personnel	(128)	(143)	(125)	(94)	(100)	(112)	(114)
Other general administrative expenses	(80)	(85)	(81)	(62)	(65)	(71)	(74)
Depreciation and amortisation	(24)	(23)	(21)	(19)	(20)	(23)	(25)

Net operating income	366	427	488	394	395	421	405

Net loan-loss provisions	(107)	(149)	(133)	(129)	(176)	(156)	(134)
Other income	16	4	(6)	(43)	9	6	6

Profit before taxes	275	282	349	222	229	272	276

Tax on profit	(30)	(32)	(47)	(30)	(38)	(39)	(41)

Profit from continuing operations	246	249	301	191	191	232	235

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	246	249	301	191	191	232	235

Minority interests	47	53	62	29	38	42	45

Attributable profit to the Group	199	196	240	162	152	190	190

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	29,621	26,251	26,032	23,704	25,066	26,206	25,702
Trading portfolio (w/o loans)	3,988	3,560	3,503	4,040	3,678	4,274	4,746
Available-for-sale financial assets	3,569	2,562	2,459	2,082	2,892	2,891	3,808
Due from credit institutions**	3,170	2,850	2,250	2,763	3,480	3,232	2,775
Intangible assets and property and equipment	561	482	467	418	449	484	463
Other assets	2,856	2,826	2,897	2,036	2,021	2,092	2,042

Total assets/liabilities & shareholders’ equity	43,764	38,531	37,609	35,043	37,587	39,178	39,535

Customer deposits**	25,064	21,810	20,743	19,457	20,336	20,693	18,860
Marketable debt securities**	3,834	3,553	3,435	3,040	3,392	3,773	3,827
Subordinated debt**	1,079	997	1,086	1,084	1,131	1,165	1,136
Insurance liabilities	139	132	146	131	161	194	244
Due to credit institutions**	6,076	6,496	5,721	5,820	5,771	5,848	7,368
Other liabilities	4,727	3,455	4,462	3,812	4,005	4,985	5,744
Shareholders’ equity	2,846	2,088	2,017	1,701	2,790	2,520	2,356

Other customer funds under management	6,677	6,063	4,901	4,262	5,535	6,475	6,577

Mutual funds	6,668	6,056	4,889	4,251	5,527	6,466	6,536
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	10	8	11	11	8	9	41

Customer funds under management	36,654	32,423	30,164	27,842	30,395	32,105	30,401

** Including all on-balance sheet balances for this item

Chile

Million chilean peso

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	677,402	730,084	(52,682)	(7.2)

Net fees	204,383	196,404	7,979	4.1
Gains (losses) on financial transactions	141,060	14,841	126,219	850.5
Other operating income*	19,721	18,485	1,236	6.7

Gross income	1,042,565	959,813	82,753	8.6

Operating expenses	(345,002)	(342,550)	(2,452)	0.7
General administrative expenses	(306,334)	(309,558)	3,224	(1.0)
Personnel	(186,156)	(190,939)	4,783	(2.5)
Other general administrative expenses	(120,178)	(118,619)	(1,558)	1.3
Depreciation and amortisation	(38,668)	(32,992)	(5,677)	17.2

Net operating income	697,563	617,263	80,300	13.0

Net loan-loss provisions	(266,147)	(187,372)	(78,775)	42.0
Other income	12,093	6,631	5,462	82.4

Profit before taxes	443,510	436,523	6,987	1.6

Tax on profit	(67,475)	(52,822)	(14,653)	27.7

Profit from continuing operations	376,034	383,700	(7,666)	(2.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	376,034	383,700	(7,666)	(2.0)

Minority interests	71,624	77,558	(5,934)	(7.7)

Attributable profit to the Group	304,411	306,143	(1,732)	(0.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	14,073,134	14,297,909	(224,775)	(1.6)
Trading portfolio (w/o loans)	2,598,537	1,924,286	674,250	35.0
Available-for-sale financial assets	2,085,028	1,350,779	734,249	54.4
Due from credit institutions**	1,519,456	1,235,770	283,686	23.0
Intangible assets and property and equipment	253,627	256,703	(3,076)	(1.2)
Other assets	1,117,858	1,591,385	(473,527)	(29.8)

Total assets/liabilities & shareholders’ equity	21,647,640	20,656,832	990,807	4.8

Customer deposits**	10,327,008	11,392,878	(1,065,870)	(9.4)
Marketable debt securities**	2,095,610	1,886,693	208,917	11.1
Subordinated debt**	622,146	596,509	25,637	4.3
Insurance liabilities	133,754	80,042	53,712	67.1
Due to credit institutions**	4,034,388	3,142,321	892,068	28.4
Other liabilities	3,144,869	2,450,571	694,298	28.3
Shareholders’ equity	1,289,866	1,107,819	182,046	16.4

Other customer funds under management	3,601,321	2,691,671	909,651	33.8

Mutual funds	3,578,676	2,685,411	893,265	33.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	22,645	6,260	16,386	261.8

Customer funds under management	16,646,084	16,567,750	78,335	0.5

**	Including all on-balance sheet balances for this item

Chile

Million chilean peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	207,070	240,343	282,670	275,595	192,686	252,445	232,271

Net fees	61,375	66,167	68,862	68,728	65,590	68,777	70,016
Gains (losses) on financial transactions	1,930	33	12,878	7,595	84,842	25,826	30,392
Other operating income*	6,448	11,120	916	12,288	7,849	8,424	3,448

Gross income	276,823	317,663	365,327	364,205	350,966	355,472	336,127

Operating expenses	(107,558)	(117,799)	(117,193)	(115,227)	(112,051)	(116,937)	(116,014)
General administrative expenses	(96,317)	(106,920)	(106,321)	(103,131)	(100,147)	(103,588)	(102,598)
Personnel	(59,189)	(66,961)	(64,789)	(62,393)	(60,712)	(63,358)	(62,085)
Other general administrative expenses	(37,128)	(39,959)	(41,532)	(40,739)	(39,435)	(40,230)	(40,513)
Depreciation and amortisation	(11,241)	(10,879)	(10,872)	(12,096)	(11,904)	(13,349)	(13,416)

Net operating income	169,264	199,864	248,134	248,979	238,916	238,535	220,113

Net loan-loss provisions	(49,365)	(69,687)	(68,320)	(80,657)	(106,137)	(87,686)	(72,324)
Other income	7,528	1,741	(2,638)	(21,730)	5,573	3,531	2,990

Profit before taxes	127,428	131,918	177,177	146,591	138,351	154,379	150,779

Tax on profit	(13,744)	(15,200)	(23,878)	(19,582)	(23,014)	(22,185)	(22,276)

Profit from continuing operations	113,684	116,718	153,299	127,010	115,337	132,194	128,503

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	113,684	116,718	153,299	127,010	115,337	132,194	128,503

Minority interests	21,575	24,685	31,298	20,735	23,147	23,938	24,539

Attributable profit to the Group	92,109	92,034	122,001	106,274	92,190	108,257	103,964

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	13,076,086	13,678,185	14,297,909	15,105,480	14,552,351	13,889,053	14,073,134
Trading portfolio (w/o loans)	1,760,436	1,854,979	1,924,286	2,574,611	2,135,485	2,265,010	2,598,537
Available-for-sale financial assets	1,575,377	1,334,827	1,350,779	1,326,474	1,678,929	1,532,075	2,085,028
Due from credit institutions**	1,399,238	1,484,836	1,235,770	1,760,592	2,020,461	1,712,758	1,519,456
Intangible assets and property and equipment	247,731	251,167	256,703	266,657	260,761	256,655	253,627
Other assets	1,260,825	1,472,372	1,591,385	1,297,632	1,173,288	1,108,846	1,117,858

Total assets/liabilities & shareholders’ equity	19,319,693	20,076,366	20,656,832	22,331,446	21,821,275	20,764,397	21,647,640

Customer deposits**	11,064,344	11,364,353	11,392,878	12,398,745	11,806,277	10,967,042	10,327,008
Marketable debt securities**	1,692,466	1,851,037	1,886,693	1,937,166	1,969,513	1,999,484	2,095,610
Subordinated debt**	476,187	519,259	596,509	690,578	656,441	617,396	622,146
Insurance liabilities	61,256	68,576	80,042	83,355	93,554	102,888	133,754
Due to credit institutions**	2,682,307	3,384,791	3,142,321	3,708,803	3,350,489	3,099,571	4,034,388
Other liabilities	2,086,914	1,800,230	2,450,571	2,429,055	2,325,195	2,642,210	3,144,869
Shareholders’ equity	1,256,219	1,088,119	1,107,819	1,083,743	1,619,806	1,335,806	1,289,866

Other customer funds under management	2,947,700	3,159,299	2,691,671	2,715,735	3,213,503	3,431,922	3,601,321

Mutual funds	2,943,497	3,155,229	2,685,411	2,708,937	3,208,585	3,426,996	3,578,676
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	4,203	4,070	6,260	6,799	4,918	4,925	22,645

Customer funds under management	16,180,697	16,893,948	16,567,750	17,742,225	17,645,734	17,015,844	16,646,084

**	Including all on-balance sheet balances for this item

Corporate Activities

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	(1,705)	(1,494)	(211)	14.1

Net fees	0	26	(26)	(99.8)
Gains (losses) on financial transactions	402	714	(312)	(43.7)
Dividends	102	180	(78)	(43.5)
Income from equity-accounted method	(11)	80	(91)	—
Other operating income/expenses	29	23	7	30.3

Gross income	(1,183)	(471)	(711)	150.8

Operating expenses	(600)	(494)	(106)	21.5
General administrative expenses	(500)	(360)	(141)	39.1
Personnel	(227)	(184)	(43)	23.4
Other general administrative expenses	(274)	(176)	(98)	55.5
Depreciation and amortisation	(99)	(134)	35	(25.9)

Net operating income	(1,782)	(965)	(817)	84.7

Net loan-loss provisions	(27)	(74)	47	(63.9)
Other income	(555)	125	(680)	—

Profit before taxes (w/o capital gains)	(2,364)	(914)	(1,450)	158.6

Tax on profit	1,038	616	422	68.6

Profit from continuing operations (w/o capital gains)	(1,326)	(299)	(1,028)	344.0

Net profit from discontinued operations	(3)	—	(3)	—

Consolidated profit (w/o capital gains)	(1,330)	(299)	(1,031)	345.1

Minority interests	(0)	(2)	1	(73.1)

Attributable profit to the Group (w/o capital gains)	(1,329)	(297)	(1,032)	347.6

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(1,329)	(297)	(1,032)	347.6

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Trading portfolio (w/o loans)	4,194	3,288	906	27.5
Available-for-sale financial assets	27,349	16,334	11,015	67.4
Investments	31	4,310	(4,279)	(99.3)
Goodwill	23,474	21,306	2,169	10.2
Liquidity lent to the Group	56,506	75,779	(19,273)	(25.4)
Capital assigned to Group areas	50,911	43,086	7,825	18.2
Other assets	68,225	84,229	(16,004)	(19.0)

Total assets/liabilities & shareholders’ equity	230,691	248,332	(17,641)	(7.1)

Customer deposits*	1,081	2,264	(1,183)	(52.2)
Marketable debt securities*	86,032	110,934	(24,902)	(22.4)
Subordinated debt	20,121	22,603	(2,482)	(11.0)
Other liabilities	58,562	61,042	(2,480)	(4.1)
Group capital and reserves	64,895	51,490	13,406	26.0

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	107,234	135,800	(28,566)	(21.0)

*	Including all on-balance sheet balances for this item

Resources
Number of employees (direct & indirect)	1,720	1,730	(10)	(0.6)

Corporate Activities

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	(543)	(410)	(541)	(663)	(637)	(588)	(480)

Net fees	(3)	12	17	32	13	(1)	(12)
Gains (losses) on financial transactions	148	353	213	(101)	113	294	(6)
Dividends	22	141	17	49	23	51	28
Income from equity-accounted method	95	46	(61)	17	(16)	7	(1)
Other operating income/expenses	11	10	1	9	9	20	0

Gross income	(271)	151	(352)	(657)	(496)	(217)	(470)

Operating expenses	(177)	(190)	(127)	(139)	(220)	(211)	(168)
General administrative expenses	(111)	(148)	(101)	(96)	(185)	(175)	(141)
Personnel	(77)	(64)	(42)	(16)	(87)	(75)	(65)
Other general administrative expenses	(34)	(83)	(59)	(80)	(98)	(100)	(75)
Depreciation and amortisation	(66)	(42)	(25)	(43)	(35)	(36)	(28)

Net operating income	(448)	(39)	(478)	(796)	(716)	(428)	(638)

Net loan-loss provisions	(2)	(67)	(5)	104	2	9	(38)
Other income	(97)	67	155	163	(106)	(175)	(274)

Profit before taxes (w/o capital gains)	(547)	(39)	(328)	(529)	(820)	(594)	(950)

Tax on profit	264	203	149	181	346	269	423

Profit from continuing operations (w/o capital gains)	(283)	164	(180)	(348)	(475)	(325)	(527)

Net profit from discontinued operations	—	—	—	0	—	—	(3)

Consolidated profit (w/o capital gains)	(283)	164	(180)	(347)	(475)	(325)	(530)

Minority interests	2	(2)	(2)	3	(2)	5	(3)

Attributable profit to the Group (w/o capital gains)	(285)	166	(178)	(350)	(473)	(330)	(527)

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	(285)	166	(178)	(350)	(473)	(330)	(527)

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Trading portfolio (w/o loans)	2,939	2,674	3,288	2,689	2,763	4,120	4,194
Available-for-sale financial assets	15,171	17,156	16,334	14,122	16,930	24,233	27,349
Investments	3,979	4,343	4,310	1,216	106	48	31
Goodwill	20,886	21,651	21,306	18,836	20,719	23,192	23,474
Liquidity lent to the Group	85,657	90,898	75,779	77,011	77,647	68,585	56,506
Capital assigned to Group areas	41,098	43,169	43,086	41,563	52,576	50,287	50,911
Other assets	62,191	61,505	84,229	92,187	88,852	89,701	68,225

Total assets/liabilities & shareholders’ equity	231,921	241,396	248,332	247,624	259,593	260,166	230,691

Customer deposits*	826	2,826	2,264	3,010	2,748	1,221	1,081
Marketable debt securities*	100,063	108,224	110,934	107,657	98,807	93,266	86,032
Subordinated debt	22,576	21,894	22,603	23,384	23,327	23,463	20,121
Other liabilities	52,971	56,792	61,042	53,870	65,264	77,037	58,562
Group capital and reserves	55,486	51,660	51,490	59,704	69,447	65,180	64,895

Other customer funds under management	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	123,465	132,945	135,800	134,051	124,882	117,950	107,234

*	Including all on-balance sheet balances for this item

Other information
Risk-weighted assets	58,489	48,362	36,360	36,891	31,763	35,119	43,211

Spain

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	5,648	4,664	984	21.1

Net fees	1,955	2,386	(431)	(18.1)
Gains (losses) on financial transactions	462	364	97	26.8
Other operating income*	200	259	(60)	(23.0)

Gross income	8,265	7,674	591	7.7

Operating expenses	(3,023)	(3,033)	11	(0.3)
General administrative expenses	(2,747)	(2,774)	26	(1.0)
Personnel	(1,813)	(1,841)	28	(1.5)
Other general administrative expenses	(934)	(933)	(1)	0.1
Depreciation and amortisation	(275)	(259)	(16)	6.1

Net operating income	5,242	4,641	601	13.0

Net loan-loss provisions	(961)	(966)	6	(0.6)
Other income	(75)	(5)	(70)	—

Profit before taxes	4,207	3,669	537	14.6

Tax on profit	(1,123)	(987)	(136)	13.8

Profit from continuing operations	3,084	2,683	401	15.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,084	2,683	401	15.0

Minority interests	53	74	(20)	(27.9)

Attributable profit to the Group	3,031	2,609	422	16.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Balance sheet
Customer loans**	240,896	242,690	(1,794)	(0.7)
Trading portfolio (w/o loans)	49,650	58,627	(8,978)	(15.3)
Available-for-sale financial assets	15,212	9,652	5,561	57.6
Due from credit institutions**	42,006	51,021	(9,015)	(17.7)
Intangible assets and property and equipment	3,583	3,544	39	1.1
Other assets	16,283	10,243	6,040	59.0

Total assets/liabilities & shareholders’ equity	367,630	375,776	(8,146)	(2.2)

Customer deposits**	141,195	130,004	11,191	8.6
Marketable debt securities**	37,615	41,490	(3,874)	(9.3)
Subordinated debt**	1,751	1,450	301	20.7
Insurance liabilities	11,881	9,181	2,700	29.4
Due to credit institutions**	47,654	42,850	4,804	11.2
Other liabilities	108,825	132,521	(23,696)	(17.9)
Shareholders’ equity	18,709	18,281	428	2.3

Other customer funds under management	65,573	74,944	(9,370)	(12.5)

Mutual funds	40,646	51,984	(11,338)	(21.8)
Pension funds	9,753	9,819	(66)	(0.7)
Managed portfolios	4,731	5,580	(849)	(15.2)
Savings-insurance policies	10,443	7,561	2,882	38.1

Customer funds under management	246,134	247,887	(1,753)	(0.7)

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	21.33	19.69	1.64 p.
Efficiency ratio (with amortisations)	36.57	39.53	(2.96 p.	)
NPL ratio	2.98	1.50	1.48 p.
NPL coverage	66.94	128.79	(61.85 p.	)
Number of employees (direct & indirect)	33,658	34,629	(971)		(2.8)
Number of branches	4,877	5,027	(150)		(3.0)

Spain

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	1,493	1,569	1,601	1,709	1,918	1,891	1,839

Net fees	831	792	763	683	642	722	591
Gains (losses) on financial transactions	217	49	98	305	88	163	211
Other operating income*	58	133	68	116	61	91	48

Gross income	2,600	2,544	2,531	2,814	2,709	2,867	2,689

Operating expenses	(1,011)	(1,012)	(1,010)	(1,005)	(1,011)	(1,010)	(1,002)
General administrative expenses	(926)	(926)	(922)	(922)	(920)	(917)	(910)
Personnel	(614)	(618)	(609)	(587)	(610)	(604)	(599)
Other general administrative expenses	(312)	(308)	(313)	(335)	(310)	(313)	(312)
Depreciation and amortisation	(86)	(86)	(87)	(84)	(91)	(93)	(92)

Net operating income	1,588	1,532	1,521	1,808	1,699	1,857	1,687

Net loan-loss provisions	(238)	(330)	(398)	(350)	(305)	(350)	(306)
Other income	10	12	(27)	(96)	(26)	(66)	16

Profit before taxes	1,361	1,213	1,096	1,362	1,368	1,441	1,398

Tax on profit	(360)	(329)	(298)	(339)	(370)	(373)	(379)

Profit from continuing operations	1,001	884	798	1,023	998	1,068	1,018

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,001	884	798	1,023	998	1,068	1,018

Minority interests	24	25	25	26	20	19	14

Attributable profit to the Group	977	860	773	997	978	1,049	1,004

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	243,615	249,951	242,690	248,360	248,849	248,608	240,896
Trading portfolio (w/o loans)	52,422	58,339	58,627	70,175	65,891	58,928	49,650
Available-for-sale financial assets	7,675	6,929	9,652	11,368	14,337	15,748	15,212
Due from credit institutions**	43,282	54,909	51,021	48,381	49,166	46,916	42,006
Intangible assets and property and equipment	3,541	3,547	3,544	3,640	3,588	3,590	3,583
Other assets	7,179	8,128	10,243	10,788	12,182	14,290	16,283

Total assets/liabilities & shareholders’ equity	357,713	381,803	375,776	392,712	394,013	388,080	367,630

Customer deposits**	124,361	126,151	130,004	135,768	143,291	141,877	141,195
Marketable debt securities**	43,726	43,558	41,490	36,704	35,727	36,989	37,615
Subordinated debt**	2,014	2,002	1,450	1,454	1,442	1,791	1,751
Insurance liabilities	7,763	8,573	9,181	9,808	10,366	10,950	11,881
Due to credit institutions**	32,917	39,493	42,850	38,648	36,932	50,413	47,654
Other liabilities	129,564	142,856	132,521	152,505	146,350	127,280	108,825
Shareholders’ equity	17,367	19,170	18,281	17,825	19,905	18,780	18,709

Other customer funds under management	82,510	77,139	74,944	67,245	63,049	63,785	65,573

Mutual funds	60,110	55,254	51,984	44,694	41,042	40,619	40,646
Pension funds	10,107	9,915	9,819	9,734	9,273	9,412	9,753
Managed portfolios	5,864	5,050	5,580	4,316	3,788	4,175	4,731
Savings-insurance policies	6,430	6,919	7,561	8,502	8,947	9,580	10,443

Customer funds under management	252,612	248,849	247,887	241,172	243,509	244,443	246,134

** Including all on-balance sheet balances for this item

Other information
NPL ratio	0.84	1.08	1.50	1.95	2.40	2.72	2.98
NPL coverage	202.28	164.94	128.79	98.48	80.84	71.20	66.94

Sovereign

Million euros

9M ’09
Income statement
Net interest income	807

Net fees	282
Gains (losses) on financial transactions	47
Other operating income*	(82)

Gross income	1,055

Operating expenses	(663)
General administrative expenses	(579)
Personnel	(349)
Other general administrative expenses	(230)
Depreciation and amortisation	(84)

Net operating income	393

Net loan-loss provisions	(426)
Other income	(19)

Profit before taxes	(52)

Tax on profit	24

Profit from continuing operations	(29)

Net profit from discontinued operations	—

Consolidated profit	(29)

Minority interests	—

Attributable profit to the Group	(29)

*	Including dividends, income from equity-accounted method and other operating income/expenses

30.09.09
Balance sheet
Customer loans**	34,409
Trading portfolio (w/o loans)	203
Available-for-sale financial assets	9,100
Due from credit institutions**	767
Intangible assets and property and equipment	399
Other assets	2,910

Total assets/liabilities & shareholders’ equity	47,788

Customer deposits**	31,634
Marketable debt securities**	9,740
Subordinated debt**	2,366
Insurance liabilities	—
Due to credit institutions**	516
Other liabilities	1,386
Shareholders’ equity	2,146

Other customer funds under management	447

Mutual funds	—
Pension funds	—
Managed portfolios	447
Savings-insurance policies	—

Customer funds under management	44,187

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	—
Efficiency ratio (with amortisations)	62.79
NPL ratio	4.82
NPL coverage	68.36
Number of employees (direct & indirect)	9,082
Number of branches	723

Sovereign

Million euros

	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	203	307	298

Net fees	70	109	104
Gains (losses) on financial transactions	(10)	40	18
Other operating income*	(6)	(52)	(23)

Gross income	257	403	395

Operating expenses	(191)	(245)	(226)
General administrative expenses	(169)	(213)	(197)
Personnel	(105)	(128)	(116)
Other general administrative expenses	(64)	(85)	(81)
Depreciation and amortisation	(22)	(32)	(30)

Net operating income	65	158	169

Net loan-loss provisions	(94)	(176)	(155)
Other income	(1)	(0)	(18)

Profit before taxes	(29)	(19)	(4)

Tax on profit	10	12	2

Profit from continuing operations	(20)	(7)	(2)

Net profit from discontinued operations	—	—	—

Consolidated profit	(20)	(7)	(2)

Minority interests	—	—	—

Attributable profit to the Group	(20)	(7)	(2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	41,466	37,564	34,409
Trading portfolio (w/o loans)	346	204	203
Available-for-sale financial assets	6,531	7,609	9,100
Due from credit institutions**	284	422	767
Intangible assets and property and equipment	590	511	399
Other assets	7,920	5,446	2,910

Total assets/liabilities & shareholders’ equity	57,137	51,756	47,788

Customer deposits**	38,108	34,934	31,634
Marketable debt securities**	12,150	10,291	9,740
Subordinated debt**	1,811	2,517	2,366
Insurance liabilities	—	—	—
Due to credit institutions**	1,864	1,402	516
Other liabilities	1,444	1,539	1,386
Shareholders’ equity	1,760	1,072	2,146

Other customer funds under management	589	538	447

Mutual funds	—	—	—
Pension funds	—	—	—
Managed portfolios	589	538	447
Savings-insurance policies	—	—	—

Customer funds under management	52,659	48,280	44,187

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	3.98	4.34	4.82
NPL coverage	65.85	67.30	68.36

Sovereign

Million dollars

9M ’09
Income statement
Net interest income	1,101

Net fees	385
Gains (losses) on financial transactions	65
Other operating income*	(112)

Gross income	1,439

Operating expenses	(904)
General administrative expenses	(789)
Personnel	(476)
Other general administrative expenses	(313)
Depreciation and amortisation	(114)

Net operating income	535

Net loan-loss provisions	(580)
Other income	(26)

Profit before taxes	(71)

Tax on profit	32

Profit from continuing operations	(39)

Net profit from discontinued operations	—

Consolidated profit	(39)

Minority interests	—

Attributable profit to the Group	(39)

*	Including dividends, income from equity-accounted method and other operating income/expenses

30.09.09
Balance sheet
Customer loans**	50,385
Trading portfolio (w/o loans)	298
Available-for-sale financial assets	13,325
Due from credit institutions**	1,124
Intangible assets and property and equipment	584
Other assets	4,261

Total assets/liabilities & shareholders’ equity	69,976

Customer deposits**	46,321
Marketable debt securities**	14,263
Subordinated debt**	3,465
Insurance liabilities	—
Due to credit institutions**	756
Other liabilities	2,030
Shareholders’ equity	3,142

Other customer funds under management	654

Mutual funds	—
Pension funds	—
Managed portfolios	654
Savings-insurance policies	—

Customer funds under management	64,702

**	Including all on-balance sheet balances for this item

Sovereign

Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	264	414	422

Net fees	91	147	147
Gains (losses) on financial transactions	(13)	52	25
Other operating income*	(8)	(70)	(34)

Gross income	334	544	561

Operating expenses	(249)	(332)	(323)
General administrative expenses	(220)	(289)	(280)
Personnel	(136)	(174)	(166)
Other general administrative expenses	(84)	(115)	(115)
Depreciation and amortisation	(29)	(43)	(42)

Net operating income	85	212	238

Net loan-loss provisions	(122)	(238)	(221)
Other income	(1)	(0)	(24)

Profit before taxes	(38)	(26)	(7)

Tax on profit	12	16	3

Profit from continuing operations	(25)	(10)	(4)

Net profit from discontinued operations	—	—	—

Consolidated profit	(25)	(10)	(4)

Minority interests	—	—	—

Attributable profit to the Group	(25)	(10)	(4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09
Balance sheet
Customer loans**	55,183	53,093	50,385
Trading portfolio (w/o loans)	461	288	298
Available-for-sale financial assets	8,691	10,755	13,325
Due from credit institutions**	378	596	1,124
Intangible assets and property and equipment	785	723	584
Other assets	10,540	7,697	4,261

Total assets/liabilities & shareholders’ equity	76,037	73,151	69,976

Customer deposits**	50,715	49,376	46,321
Marketable debt securities**	16,169	14,545	14,263
Subordinated debt**	2,411	3,558	3,465
Insurance liabilities	—	—	—
Due to credit institutions**	2,481	1,982	756
Other liabilities	1,921	2,175	2,030
Shareholders’ equity	2,342	1,515	3,142

Other customer funds under management	784	760	654

Mutual funds	—	—	—
Pension funds	—	—	—
Managed portfolios	784	760	654
Savings-insurance policies	—	—	—

Customer funds under management	70,078	68,239	64,702

**	Including all on-balance sheet balances for this item

Retail Banking

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	19,190	15,556	3,634	23.4

Net fees	5,627	5,745	(117)	(2.0)
Gains (losses) on financial transactions	1,047	756	290	38.4
Other operating income*	(43)	85	(128)	—

Gross income	25,821	22,142	3,679	16.6

Operating expenses	(10,454)	(9,513)	(940)	9.9
General administrative expenses	(9,445)	(8,708)	(737)	8.5
Personnel	(5,418)	(5,015)	(403)	8.0
Other general administrative expenses	(4,028)	(3,693)	(334)	9.1
Depreciation and amortisation	(1,008)	(805)	(203)	25.2

Net operating income	15,367	12,629	2,738	21.7

Net loan-loss provisions	(7,183)	(4,495)	(2,687)	59.8
Other income	(622)	(436)	(187)	42.8

Profit before taxes	7,562	7,698	(136)	(1.8)

Tax on profit	(1,766)	(1,817)	50	(2.8)

Profit from continuing operations	5,796	5,881	(85)	(1.5)

Net profit from discontinued operations	57	174	(117)	(67.4)

Consolidated profit	5,853	6,055	(203)	(3.3)

Minority interests	286	387	(101)	(26.0)

Attributable profit to the Group	5,566	5,668	(102)	(1.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Business volumes
Total assets	778,714	693,831	84,883	12.2
Customer loans	599,146	527,276	71,871	13.6
Customer deposits	426,592	344,321	82,271	23.9

Retail Banking
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	5,061	5,136	5,359	5,298	6,034	6,507	6,649

Net fees	1,896	1,869	1,980	1,713	1,776	1,907	1,945
Gains (losses) on financial transactions	284	298	174	127	362	293	392
Other operating income*	30	47	8	85	30	(42)	(32)

Gross income	7,271	7,351	7,520	7,222	8,201	8,665	8,954

Operating expenses	(3,118)	(3,127)	(3,269)	(3,166)	(3,379)	(3,523)	(3,552)
General administrative expenses	(2,871)	(2,856)	(2,981)	(2,908)	(3,065)	(3,178)	(3,203)
Personnel	(1,641)	(1,672)	(1,702)	(1,625)	(1,767)	(1,834)	(1,816)
Other general administrative expenses	(1,230)	(1,184)	(1,279)	(1,283)	(1,297)	(1,344)	(1,387)
Depreciation and amortisation	(246)	(270)	(288)	(259)	(315)	(345)	(349)

Net operating income	4,153	4,224	4,251	4,056	4,822	5,142	5,403

Net loan-loss provisions	(1,244)	(1,516)	(1,735)	(1,850)	(2,169)	(2,481)	(2,533)
Other income	(147)	(177)	(111)	(329)	(186)	(284)	(152)

Profit before taxes	2,762	2,531	2,405	1,878	2,467	2,378	2,717

Tax on profit	(708)	(615)	(493)	(315)	(612)	(518)	(636)

Profit from continuing operations	2,054	1,916	1,911	1,562	1,855	1,860	2,081

Net profit from discontinued operations	58	61	56	145	67	(6)	(4)

Consolidated profit	2,111	1,977	1,967	1,707	1,922	1,854	2,077

Minority interests	130	133	124	65	94	102	91

Attributable profit to the Group	1,981	1,844	1,843	1,643	1,828	1,752	1,986

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Business volumes
Total assets	633,552	656,552	693,831	740,119	807,693	820,673	778,714
Customer loans	500,276	519,532	527,276	557,907	608,118	620,126	599,146
Customer deposits	289,828	306,731	344,321	368,069	415,454	429,979	426,592

Retail Banking Continental Europe
Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	7,848	6,136	1,712	27.9

Net fees	2,342	2,618	(276)	(10.5)
Gains (losses) on financial transactions	266	374	(108)	(28.9)
Other operating income*	44	119	(75)	(62.9)

Gross income	10,500	9,246	1,253	13.6

Operating expenses	(3,879)	(3,549)	(330)	9.3
General administrative expenses	(3,513)	(3,218)	(294)	9.2
Personnel	(2,191)	(2,061)	(129)	6.3
Other general administrative expenses	(1,322)	(1,157)	(165)	14.3
Depreciation and amortisation	(366)	(331)	(35)	10.7

Net operating income	6,621	5,697	924	16.2

Net loan-loss provisions	(2,386)	(1,694)	(693)	40.9
Other income	(64)	(26)	(38)	143.1

Profit before taxes	4,170	3,977	193	4.9

Tax on profit	(1,069)	(1,045)	(24)	2.3

Profit from continuing operations	3,101	2,932	169	5.8

Net profit from discontinued operations	(33)	—	(33)	—

Consolidated profit	3,068	2,932	136	4.6

Minority interests	62	75	(13)	(17.7)

Attributable profit to the Group	3,006	2,857	150	5.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	2,000	2,032	2,103	2,277	2,580	2,654	2,614

Net fees	864	860	894	773	779	785	777
Gains (losses) on financial transactions	110	133	131	38	110	81	75
Other operating income*	33	56	30	101	25	26	(7)

Gross income	3,007	3,080	3,159	3,190	3,495	3,547	3,458

Operating expenses	(1,174)	(1,174)	(1,202)	(1,205)	(1,294)	(1,303)	(1,282)
General administrative expenses	(1,065)	(1,062)	(1,091)	(1,096)	(1,172)	(1,181)	(1,160)
Personnel	(678)	(688)	(696)	(676)	(739)	(732)	(720)
Other general administrative expenses	(387)	(374)	(396)	(420)	(433)	(449)	(440)
Depreciation and amortisation	(109)	(112)	(111)	(109)	(122)	(122)	(122)

Net operating income	1,833	1,907	1,957	1,985	2,201	2,244	2,176

Net loan-loss provisions	(461)	(551)	(682)	(643)	(771)	(822)	(793)
Other income	(4)	3	(26)	(113)	(11)	(68)	15

Profit before taxes	1,369	1,359	1,249	1,229	1,418	1,353	1,399

Tax on profit	(362)	(360)	(323)	(292)	(367)	(333)	(369)

Profit from continuing operations	1,006	999	926	937	1,051	1,020	1,030

Net profit from discontinued operations	—	—	—	(21)	(18)	(10)	(5)

Consolidated profit	1,006	999	926	916	1,033	1,011	1,024

Minority interests	25	26	24	29	24	22	16

Attributable profit to the Group	981	974	902	887	1,010	989	1,008

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	4,898	4,134	764	18.5

Net fees	1,470	1,934	(464)	(24.0)
Gains (losses) on financial transactions	261	319	(59)	(18.4)
Other operating income*	14	80	(66)	(82.9)

Gross income	6,642	6,467	175	2.7

Operating expenses	(2,599)	(2,598)	(1)	0.1
General administrative expenses	(2,364)	(2,377)	13	(0.5)
Personnel	(1,573)	(1,591)	18	(1.2)
Other general administrative expenses	(791)	(786)	(6)	0.7
Depreciation and amortisation	(235)	(221)	(14)	6.3

Net operating income	4,043	3,869	174	4.5

Net loan-loss provisions	(966)	(931)	(35)	3.8
Other income	(59)	1	(60)	—

Profit before taxes	3,018	2,939	78	2.7

Tax on profit	(797)	(785)	(13)	1.6

Profit from continuing operations	2,221	2,155	66	3.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,221	2,155	66	3.1

Minority interests	50	68	(18)	(26.9)

Attributable profit to the Group	2,171	2,087	84	4.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	1,362	1,391	1,381	1,493	1,631	1,650	1,617

Net fees	666	637	631	548	501	498	472
Gains (losses) on financial transactions	101	121	98	34	91	93	77
Other operating income*	19	47	14	82	2	20	(9)

Gross income	2,148	2,195	2,124	2,157	2,225	2,261	2,156

Operating expenses	(866)	(869)	(863)	(868)	(870)	(868)	(862)
General administrative expenses	(793)	(795)	(789)	(798)	(792)	(789)	(783)
Personnel	(530)	(535)	(526)	(513)	(530)	(524)	(519)
Other general administrative expenses	(263)	(259)	(263)	(285)	(262)	(265)	(265)
Depreciation and amortisation	(73)	(74)	(74)	(70)	(78)	(79)	(78)

Net operating income	1,282	1,327	1,260	1,289	1,355	1,393	1,295

Net loan-loss provisions	(229)	(307)	(395)	(284)	(301)	(346)	(319)
Other income	2	15	(16)	(99)	(21)	(66)	27

Profit before taxes	1,055	1,035	849	906	1,033	981	1,004

Tax on profit	(276)	(279)	(230)	(218)	(277)	(249)	(271)

Profit from continuing operations	779	756	619	688	756	732	732

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	779	756	619	688	756	732	732

Minority interests	23	23	22	26	19	18	13

Attributable profit to the Group	756	733	597	662	737	714	720

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	562	531	31	5.9

Net fees	213	229	(17)	(7.3)
Gains (losses) on financial transactions	27	19	9	45.3
Other operating income*	10	12	(2)	(19.5)

Gross income	812	791	21	2.6

Operating expenses	(380)	(371)	(9)	2.4
General administrative expenses	(329)	(320)	(9)	2.8
Personnel	(224)	(216)	(8)	3.6
Other general administrative expenses	(105)	(104)	(1)	1.1
Depreciation and amortisation	(51)	(51)	0	(0.3)

Net operating income	433	421	12	2.9

Net loan-loss provisions	(59)	(5)	(54)	—
Other income	1	(22)	23	—

Profit before taxes	375	394	(18)	(4.7)

Tax on profit	(50)	(53)	4	(6.9)

Profit from continuing operations	325	340	(15)	(4.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	325	340	(15)	(4.3)

Minority interests	1	1	(0)	(11.0)

Attributable profit to the Group	325	339	(15)	(4.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	180	173	177	181	195	186	181

Net fees	79	76	75	68	72	65	77
Gains (losses) on financial transactions	9	2	8	1	0	14	14
Other operating income*	5	4	4	7	8	3	(1)

Gross income	273	255	263	257	275	268	270

Operating expenses	(122)	(124)	(125)	(126)	(121)	(125)	(133)
General administrative expenses	(106)	(106)	(109)	(108)	(105)	(108)	(116)
Personnel	(69)	(73)	(73)	(74)	(72)	(74)	(77)
Other general administrative expenses	(36)	(32)	(36)	(34)	(32)	(35)	(38)
Depreciation and amortisation	(16)	(18)	(16)	(17)	(16)	(17)	(17)

Net operating income	151	131	139	131	154	142	137

Net loan-loss provisions	1	(7)	1	(8)	(12)	(27)	(19)
Other income	(4)	(10)	(8)	(4)	(6)	11	(4)

Profit before taxes	148	114	131	119	135	126	114

Tax on profit	(26)	(11)	(16)	(22)	(23)	(12)	(15)

Profit from continuing operations	122	103	116	97	112	115	99

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	122	103	116	97	112	115	99

Minority interests	0	0	0	0	0	0	0

Attributable profit to the Group	122	102	115	97	112	114	98

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information

Spread	3.43	3.33	3.27	3.05	2.35	2.15	2.12

Spread loans	1.47	1.39	1.37	1.48	1.61	1.70	1.72
Spread deposits	1.96	1.94	1.90	1.57	0.74	0.45	0.40

Retail Banking United Kingdom
Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	2,838	1,718	1,121	65.2

Net fees	711	614	97	15.8
Gains (losses) on financial transactions	25	52	(27)	(51.6)
Other operating income*	18	44	(26)	(58.7)

Gross income	3,593	2,428	1,165	48.0

Operating expenses	(1,565)	(1,157)	(408)	35.2
General administrative expenses	(1,394)	(1,041)	(353)	33.9
Personnel	(824)	(663)	(161)	24.2
Other general administrative expenses	(570)	(378)	(192)	50.9
Depreciation and amortisation	(171)	(116)	(55)	47.0

Net operating income	2,028	1,271	757	59.6

Net loan-loss provisions	(684)	(255)	(430)	168.7
Other income	1	5	(4)	(80.4)

Profit before taxes	1,345	1,021	323	31.6

Tax on profit	(360)	(258)	(102)	39.3

Profit from continuing operations	985	763	222	29.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	985	763	222	29.1

Minority interests	0	—	0	—

Attributable profit to the Group	985	763	222	29.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	568	554	596	620	871	972	996

Net fees	201	200	213	208	221	231	259
Gains (losses) on financial transactions	22	15	15	27	42	(2)	(14)
Other operating income*	15	14	15	6	7	6	5

Gross income	807	783	838	861	1,141	1,207	1,245

Operating expenses	(387)	(377)	(392)	(412)	(512)	(530)	(522)
General administrative expenses	(364)	(333)	(345)	(379)	(461)	(469)	(464)
Personnel	(218)	(219)	(226)	(245)	(276)	(275)	(273)
Other general administrative expenses	(145)	(114)	(119)	(134)	(186)	(194)	(190)
Depreciation and amortisation	(24)	(45)	(48)	(33)	(51)	(61)	(59)

Net operating income	419	406	446	449	628	677	723

Net loan-loss provisions	(72)	(81)	(101)	(131)	(210)	(244)	(231)
Other income	13	(5)	(2)	(3)	1	0	0

Profit before taxes	360	319	343	316	419	433	492

Tax on profit	(91)	(78)	(89)	(82)	(107)	(111)	(142)

Profit from continuing operations	268	241	254	234	313	322	350

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	268	241	254	234	313	322	350

Minority interests	—	—	—	—	—	—	0

Attributable profit to the Group	268	241	254	234	313	322	350

* Including dividends, income from equity-accounted method and other operating income/expensess

Other information

Spread	2.00	1.95	2.01	2.02	2.04	2.22	2.25

Spread loans	0.66	0.70	0.77	0.88	1.13	1.44	1.67
Spread deposits	1.34	1.25	1.24	1.14	0.91	0.78	0.58

Retail Banking United Kingdom
Million pound sterling

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	2,514	1,342	1,172	87.3

Net fees	629	480	150	31.3
Gains (losses) on financial transactions	22	41	(18)	(45.1)
Other operating income*	16	35	(18)	(53.2)

Gross income	3,182	1,897	1,285	67.7

Operating expenses	(1,386)	(904)	(482)	53.3
General administrative expenses	(1,235)	(813)	(421)	51.8
Personnel	(730)	(518)	(211)	40.8
Other general administrative expenses	(505)	(295)	(210)	71.0
Depreciation and amortisation	(151)	(91)	(60)	66.6

Net operating income	1,796	993	803	80.9

Net loan-loss provisions	(606)	(199)	(407)	204.5
Other income	1	4	(3)	(77.8)

Profit before taxes	1,191	798	393	49.2

Tax on profit	(319)	(202)	(117)	57.9

Profit from continuing operations	872	596	276	46.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	872	596	276	46.3

Minority interests	0	—	0	—

Attributable profit to the Group	872	596	276	46.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million pound sterling

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	430	439	473	515	791	855	868

Net fees	152	158	169	173	200	203	226
Gains (losses) on financial transactions	17	12	12	22	38	(3)	(13)
Other operating income*	11	11	12	6	6	6	4

Gross income	611	621	666	716	1,036	1,061	1,085

Operating expenses	(293)	(299)	(312)	(343)	(465)	(466)	(454)
General administrative expenses	(275)	(264)	(274)	(315)	(419)	(412)	(403)
Personnel	(165)	(173)	(180)	(204)	(250)	(241)	(238)
Other general administrative expenses	(110)	(91)	(94)	(111)	(169)	(171)	(165)
Depreciation and amortisation	(18)	(35)	(38)	(28)	(46)	(54)	(51)

Net operating income	317	322	354	373	571	595	630

Net loan-loss provisions	(55)	(64)	(80)	(107)	(190)	(215)	(201)
Other income	10	(4)	(2)	(2)	1	0	0

Profit before taxes	272	254	272	264	381	381	429

Tax on profit	(69)	(62)	(70)	(69)	(97)	(97)	(125)

Profit from continuing operations	203	191	202	196	284	283	305

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	203	191	202	196	284	283	305

Minority interests	—	—	—	—	—	—	0

Attributable profit to the Group	203	191	202	196	284	283	305

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	7,696	7,703	(7)	(0.1)

Net fees	2,293	2,514	(221)	(8.8)
Gains (losses) on financial transactions	708	330	378	114.4
Other operating income*	(24)	(79)	55	(70.0)

Gross income	10,673	10,468	205	2.0

Operating expenses	(4,348)	(4,807)	460	(9.6)
General administrative expenses	(3,960)	(4,449)	489	(11.0)
Personnel	(2,054)	(2,290)	236	(10.3)
Other general administrative expenses	(1,906)	(2,159)	253	(11.7)
Depreciation and amortisation	(388)	(358)	(30)	8.3

Net operating income	6,326	5,661	665	11.7

Net loan-loss provisions	(3,686)	(2,547)	(1,140)	44.7
Other income	(540)	(414)	(125)	30.3

Profit before taxes	2,100	2,700	(600)	(22.2)

Tax on profit	(361)	(513)	152	(29.7)

Profit from continuing operations	1,739	2,186	(448)	(20.5)

Net profit from discontinued operations	89	174	(85)	(48.6)

Consolidated profit	1,828	2,360	(532)	(22.5)

Minority interests	225	312	(87)	(28.0)

Attributable profit to the Group	1,604	2,048	(445)	(21.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	2,493	2,550	2,660	2,401	2,379	2,574	2,743

Net fees	831	810	873	731	707	781	805
Gains (losses) on financial transactions	151	150	28	62	219	175	314
Other operating income*	(17)	(23)	(38)	(23)	5	(22)	(7)

Gross income	3,458	3,488	3,523	3,171	3,309	3,509	3,855

Operating expenses	(1,557)	(1,576)	(1,675)	(1,549)	(1,381)	(1,445)	(1,521)
General administrative expenses	(1,443)	(1,462)	(1,545)	(1,433)	(1,262)	(1,315)	(1,383)
Personnel	(745)	(765)	(780)	(704)	(648)	(699)	(707)
Other general administrative expenses	(698)	(696)	(765)	(729)	(614)	(616)	(676)
Depreciation and amortisation	(114)	(114)	(130)	(117)	(119)	(131)	(138)

Net operating income	1,901	1,912	1,848	1,622	1,928	2,064	2,334

Net loan-loss provisions	(711)	(884)	(952)	(1,077)	(1,094)	(1,238)	(1,354)
Other income	(156)	(175)	(83)	(213)	(175)	(215)	(149)

Profit before taxes	1,034	853	813	333	659	611	830

Tax on profit	(255)	(177)	(82)	59	(147)	(86)	(127)

Profit from continuing operations	779	676	732	392	511	525	703

Net profit from discontinued operations	58	61	56	166	84	3	1

Consolidated profit	837	736	787	558	596	528	705

Minority interests	105	107	100	36	70	80	75

Attributable profit to the Group	732	629	687	522	525	448	630

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	10,496	11,709	(1,213)	(10.4)

Net fees	3,127	3,821	(694)	(18.2)
Gains (losses) on financial transactions	966	502	464	92.4
Other operating income*	(32)	(119)	87	(73.1)

Gross income	14,556	15,912	(1,356)	(8.5)

Operating expenses	(5,929)	(7,307)	1,378	(18.9)
General administrative expenses	(5,400)	(6,763)	1,363	(20.1)
Personnel	(2,801)	(3,481)	680	(19.5)
Other general administrative expenses	(2,599)	(3,282)	682	(20.8)
Depreciation and amortisation	(529)	(544)	15	(2.8)

Net operating income	8,627	8,604	22	0.3

Net loan-loss provisions	(5,027)	(3,871)	(1,156)	29.9
Other income	(736)	(630)	(106)	16.9

Profit before taxes	2,863	4,104	(1,240)	(30.2)

Tax on profit	(492)	(780)	288	(36.9)

Profit from continuing operations	2,372	3,323	(952)	(28.6)

Net profit from discontinued operations	122	264	(143)	(53.9)

Consolidated profit	2,493	3,588	(1,094)	(30.5)

Minority interests	306	474	(168)	(35.4)

Attributable profit to the Group	2,187	3,113	(927)	(29.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	3,731	3,980	3,997	3,083	3,098	3,498	3,900

Net fees	1,244	1,265	1,312	929	920	1,061	1,146
Gains (losses) on financial transactions	227	235	40	72	285	239	441
Other operating income*	(26)	(36)	(58)	(29)	6	(29)	(10)

Gross income	5,175	5,444	5,292	4,055	4,309	4,769	5,478

Operating expenses	(2,330)	(2,460)	(2,518)	(1,998)	(1,799)	(1,965)	(2,166)
General administrative expenses	(2,159)	(2,282)	(2,322)	(1,848)	(1,644)	(1,787)	(1,969)
Personnel	(1,115)	(1,195)	(1,172)	(901)	(844)	(950)	(1,007)
Other general administrative expenses	(1,044)	(1,087)	(1,150)	(946)	(799)	(838)	(962)
Depreciation and amortisation	(171)	(178)	(196)	(151)	(155)	(178)	(196)

Net operating income	2,845	2,985	2,774	2,057	2,510	2,804	3,312

Net loan-loss provisions	(1,064)	(1,375)	(1,433)	(1,433)	(1,424)	(1,680)	(1,923)
Other income	(234)	(273)	(123)	(288)	(228)	(291)	(216)

Profit before taxes	1,547	1,337	1,219	336	858	833	1,173

Tax on profit	(381)	(279)	(120)	115	(192)	(119)	(181)

Profit from continuing operations	1,166	1,058	1,099	451	666	713	993

Net profit from discontinued operations	86	95	84	233	110	7	5

Consolidated profit	1,253	1,153	1,182	684	776	720	997

Minority interests	157	167	150	35	91	108	107

Attributable profit to the Group	1,096	986	1,032	649	684	612	891

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	5,278	5,052	226	4.5

Net fees	1,417	1,532	(115)	(7.5)
Gains (losses) on financial transactions	394	56	338	605.7
Other operating income*	8	(28)	36	—

Gross income	7,096	6,611	485	7.3

Operating expenses	(2,881)	(3,248)	367	(11.3)
General administrative expenses	(2,636)	(3,027)	391	(12.9)
Personnel	(1,313)	(1,484)	171	(11.5)
Other general administrative expenses	(1,323)	(1,543)	219	(14.2)
Depreciation and amortisation	(245)	(221)	(24)	10.9

Net operating income	4,215	3,363	852	25.3

Net loan-loss provisions	(2,534)	(1,525)	(1,009)	66.2
Other income	(516)	(440)	(76)	17.4

Profit before taxes	1,165	1,399	(234)	(16.7)

Tax on profit	(232)	(417)	185	(44.4)

Profit from continuing operations	933	982	(49)	(5.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	933	982	(49)	(5.0)

Minority interests	16	32	(17)	(51.6)

Attributable profit to the Group	918	950	(32)	(3.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	1,654	1,682	1,716	1,498	1,577	1,754	1,946

Net fees	511	476	545	416	419	482	516
Gains (losses) on financial transactions	44	24	(12)	2	103	38	253
Other operating income*	0	(13)	(15)	(16)	21	(12)	(0)

Gross income	2,209	2,168	2,234	1,900	2,119	2,262	2,716

Operating expenses	(1,049)	(1,063)	(1,137)	(988)	(889)	(963)	(1,028)
General administrative expenses	(979)	(992)	(1,056)	(922)	(815)	(880)	(941)
Personnel	(480)	(490)	(514)	(439)	(403)	(449)	(461)
Other general administrative expenses	(499)	(502)	(542)	(482)	(412)	(431)	(480)
Depreciation and amortisation	(70)	(71)	(81)	(67)	(74)	(83)	(88)

Net operating income	1,160	1,106	1,097	911	1,230	1,298	1,687

Net loan-loss provisions	(431)	(521)	(573)	(618)	(675)	(823)	(1,035)
Other income	(163)	(176)	(101)	(149)	(166)	(209)	(141)

Profit before taxes	567	409	423	144	388	266	510

Tax on profit	(202)	(107)	(109)	70	(118)	(38)	(75)

Profit from continuing operations	365	303	314	214	270	228	435

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	365	303	314	214	270	228	435

Minority interests	12	11	10	5	3	7	6

Attributable profit to the Group	353	292	304	209	267	221	430

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information

Spread	16.76	16.44	16.29	16.87	17.01	17.43	16.68

Spread loans	15.51	15.20	15.00	15.59	15.94	16.39	15.81
Spread deposits	1.25	1.24	1.29	1.28	1.07	1.04	0.87

Retail Banking Brazil
Million dollars

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	7,198	7,679	(482)	(6.3)

Net fees	1,932	2,328	(396)	(17.0)
Gains (losses) on financial transactions	538	85	453	533.2
Other operating income*	11	(43)	53	—

Gross income	9,678	10,050	(372)	(3.7)

Operating expenses	(3,930)	(4,937)	1,008	(20.4)
General administrative expenses	(3,595)	(4,601)	1,006	(21.9)
Personnel	(1,790)	(2,256)	466	(20.6)
Other general administrative expenses	(1,804)	(2,345)	540	(23.0)
Depreciation and amortisation	(335)	(336)	2	(0.5)

Net operating income	5,749	5,113	636	12.4

Net loan-loss provisions	(3,456)	(2,318)	(1,138)	49.1
Other income	(704)	(669)	(36)	5.3

Profit before taxes	1,589	2,127	(538)	(25.3)

Tax on profit	(316)	(634)	318	(50.1)

Profit from continuing operations	1,273	1,492	(220)	(14.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,273	1,492	(220)	(14.7)

Minority interests	21	49	(28)	(56.6)

Attributable profit to the Group	1,251	1,444	(192)	(13.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	2,475	2,626	2,579	1,909	2,053	2,382	2,762

Net fees	765	744	819	523	545	654	733
Gains (losses) on financial transactions	66	38	(19)	(0)	134	54	350
Other operating income*	0	(21)	(23)	(22)	27	(16)	(0)

Gross income	3,306	3,387	3,356	2,410	2,759	3,074	3,845

Operating expenses	(1,569)	(1,659)	(1,709)	(1,265)	(1,158)	(1,309)	(1,463)
General administrative expenses	(1,465)	(1,549)	(1,587)	(1,179)	(1,061)	(1,196)	(1,338)
Personnel	(718)	(765)	(773)	(560)	(525)	(610)	(656)
Other general administrative expenses	(746)	(784)	(814)	(620)	(536)	(586)	(682)
Depreciation and amortisation	(105)	(110)	(121)	(85)	(97)	(113)	(124)

Net operating income	1,737	1,728	1,648	1,145	1,601	1,765	2,383

Net loan-loss provisions	(645)	(810)	(863)	(819)	(879)	(1,116)	(1,461)
Other income	(244)	(274)	(151)	(193)	(216)	(283)	(205)

Profit before taxes	848	644	634	133	506	366	717

Tax on profit	(302)	(169)	(163)	126	(154)	(55)	(107)

Profit from continuing operations	546	475	471	259	351	311	610

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	546	475	471	259	351	311	610

Minority interests	17	16	15	5	3	10	8

Attributable profit to the Group	529	458	456	253	348	301	602

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	14,916	12,933	1,983	15.3

Net fees	4,004	3,921	83	2.1
Gains (losses) on financial transactions	1,114	143	971	679.1
Other operating income*	22	(72)	94	—

Gross income	20,056	16,925	3,131	18.5

Operating expenses	(8,143)	(8,315)	172	(2.1)
General administrative expenses	(7,450)	(7,749)	299	(3.9)
Personnel	(3,710)	(3,800)	89	(2.4)
Other general administrative expenses	(3,739)	(3,949)	209	(5.3)
Depreciation and amortisation	(693)	(566)	(127)	22.5

Net operating income	11,913	8,610	3,302	38.4

Net loan-loss provisions	(7,162)	(3,903)	(3,259)	83.5
Other income	(1,459)	(1,126)	(333)	29.6

Profit before taxes	3,292	3,581	(289)	(8.1)

Tax on profit	(655)	(1,068)	413	(38.7)

Profit from continuing operations	2,637	2,514	124	4.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,637	2,514	124	4.9

Minority interests	44	82	(38)	(46.6)

Attributable profit to the Group	2,593	2,431	162	6.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

Million brazilian real

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	4,302	4,352	4,280	4,471	4,758	4,957	5,201

Net fees	1,329	1,230	1,361	1,253	1,264	1,362	1,377
Gains (losses) on financial transactions	115	62	(34)	11	310	100	704
Other operating income*	1	(35)	(38)	(46)	62	(38)	(2)

Gross income	5,747	5,609	5,569	5,690	6,394	6,382	7,280

Operating expenses	(2,728)	(2,749)	(2,838)	(2,942)	(2,684)	(2,720)	(2,740)
General administrative expenses	(2,546)	(2,567)	(2,636)	(2,743)	(2,459)	(2,484)	(2,506)
Personnel	(1,249)	(1,268)	(1,284)	(1,312)	(1,216)	(1,268)	(1,226)
Other general administrative expenses	(1,297)	(1,299)	(1,352)	(1,432)	(1,243)	(1,216)	(1,281)
Depreciation and amortisation	(182)	(182)	(202)	(198)	(225)	(235)	(233)

Net operating income	3,019	2,860	2,732	2,748	3,711	3,662	4,540

Net loan-loss provisions	(1,121)	(1,347)	(1,435)	(1,790)	(2,038)	(2,333)	(2,791)
Other income	(424)	(455)	(248)	(438)	(501)	(592)	(366)

Profit before taxes	1,475	1,058	1,049	520	1,172	737	1,383

Tax on profit	(525)	(275)	(268)	145	(357)	(100)	(198)

Profit from continuing operations	950	783	781	665	814	637	1,186

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	950	783	781	665	814	637	1,186

Minority interests	30	27	25	16	8	21	15

Attributable profit to the Group	919	756	756	649	807	616	1,170

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	1,005	1,237	(232)	(18.7)

Net fees	316	400	(84)	(21.0)
Gains (losses) on financial transactions	141	225	(84)	(37.4)
Other operating income*	(28)	(37)	9	(25.3)

Gross income	1,434	1,824	(390)	(21.4)

Operating expenses	(533)	(626)	93	(14.9)
General administrative expenses	(474)	(563)	89	(15.8)
Personnel	(252)	(299)	46	(15.5)
Other general administrative expenses	(221)	(264)	42	(16.1)
Depreciation and amortisation	(59)	(64)	4	(7.1)

Net operating income	902	1,198	(297)	(24.8)

Net loan-loss provisions	(616)	(593)	(24)	4.0
Other income	(24)	12	(35)	—

Profit before taxes	261	617	(356)	(57.6)

Tax on profit	(25)	(33)	8	(24.4)

Profit from continuing operations	236	584	(348)	(59.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	236	584	(348)	(59.5)

Minority interests	111	170	(59)	(34.5)

Attributable profit to the Group	125	414	(289)	(69.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	392	404	440	423	354	326	325

Net fees	128	138	134	116	100	111	105
Gains (losses) on financial transactions	78	116	31	19	38	75	28
Other operating income*	(12)	(11)	(14)	(19)	(13)	(8)	(7)

Gross income	586	648	590	539	479	505	450

Operating expenses	(204)	(196)	(226)	(235)	(180)	(176)	(177)
General administrative expenses	(183)	(176)	(204)	(212)	(162)	(154)	(157)
Personnel	(98)	(98)	(102)	(97)	(83)	(87)	(82)
Other general administrative expenses	(85)	(78)	(101)	(115)	(79)	(68)	(75)
Depreciation and amortisation	(20)	(20)	(23)	(23)	(18)	(21)	(20)

Net operating income	382	452	364	304	300	329	273

Net loan-loss provisions	(140)	(209)	(244)	(274)	(215)	(229)	(172)
Other income	(8)	(5)	24	(16)	(4)	(9)	(11)

Profit before taxes	235	237	145	14	80	92	90

Tax on profit	(31)	(51)	49	9	(4)	(11)	(10)

Profit from continuing operations	204	186	193	23	77	80	79

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	204	186	193	23	77	80	79

Minority interests	61	61	48	4	35	40	35

Attributable profit to the Group	143	126	145	19	41	40	44

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information

Spread	14.71	14.90	14.70	14.27	14.19	13.35	12.49

Spread loans	11.19	11.44	10.99	10.69	10.83	10.77	10.40
Spread deposits	3.52	3.46	3.71	3.58	3.36	2.58	2.09

Retail Banking Mexico

Million dollars

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	1,371	1,880	(509)	(27.1)

Net fees	431	607	(177)	(29.1)
Gains (losses) on financial transactions	193	343	(150)	(43.8)
Other operating income*	(38)	(57)	19	(32.9)

Gross income	1,956	2,773	(817)	(29.5)

Operating expenses	(727)	(952)	225	(23.7)
General administrative expenses	(646)	(855)	209	(24.5)
Personnel	(344)	(454)	110	(24.2)
Other general administrative expenses	(302)	(401)	99	(24.7)
Depreciation and amortisation	(80)	(97)	16	(16.6)

Net operating income	1,229	1,821	(592)	(32.5)

Net loan-loss provisions	(841)	(901)	60	(6.7)
Other income	(32)	18	(50)	—

Profit before taxes	356	938	(582)	(62.0)

Tax on profit	(34)	(51)	16	(32.2)

Profit from continuing operations	322	887	(565)	(63.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	322	887	(565)	(63.7)

Minority interests	151	258	(106)	(41.3)

Attributable profit to the Group	171	629	(459)	(72.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	587	631	662	550	461	445	465

Net fees	191	215	201	147	130	151	150
Gains (losses) on financial transactions	117	180	45	15	49	101	42
Other operating income*	(18)	(17)	(22)	(26)	(17)	(11)	(10)

Gross income	877	1,009	886	687	624	686	646

Operating expenses	(305)	(306)	(340)	(309)	(234)	(239)	(253)
General administrative expenses	(274)	(275)	(306)	(279)	(211)	(210)	(225)
Personnel	(147)	(153)	(154)	(126)	(108)	(118)	(118)
Other general administrative expenses	(127)	(122)	(152)	(153)	(102)	(92)	(107)
Depreciation and amortisation	(31)	(32)	(34)	(30)	(23)	(29)	(28)

Net operating income	572	703	546	378	390	447	392

Net loan-loss provisions	(209)	(325)	(367)	(367)	(280)	(311)	(250)
Other income	(12)	(7)	37	(24)	(6)	(12)	(15)

Profit before taxes	352	371	216	(14)	104	124	128

Tax on profit	(46)	(79)	74	15	(5)	(15)	(15)

Profit from continuing operations	305	292	290	1	100	109	113

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	305	292	290	1	100	109	113

Minority interests	92	95	72	(3)	46	55	51

Attributable profit to the Group	214	197	218	4	53	55	63

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million new mexican peso

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	18,703	19,763	(1,060)	(5.4)

Net fees	5,878	6,386	(508)	(8.0)
Gains (losses) on financial transactions	2,628	3,602	(974)	(27.1)
Other operating income*	(517)	(594)	77	(13.0)

Gross income	26,692	29,157	(2,465)	(8.5)

Operating expenses	(9,914)	(10,007)	93	(0.9)
General administrative expenses	(8,816)	(8,992)	176	(2.0)
Personnel	(4,695)	(4,774)	79	(1.7)
Other general administrative expenses	(4,121)	(4,218)	97	(2.3)
Depreciation and amortisation	(1,098)	(1,015)	(83)	8.2

Net operating income	16,778	19,150	(2,373)	(12.4)

Net loan-loss provisions	(11,472)	(9,476)	(1,996)	21.1
Other income	(442)	187	(629)	—

Profit before taxes	4,864	9,862	(4,998)	(50.7)

Tax on profit	(470)	(534)	64	(12.0)

Profit from continuing operations	4,394	9,328	(4,934)	(52.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,394	9,328	(4,934)	(52.9)

Minority interests	2,066	2,710	(644)	(23.8)

Attributable profit to the Group	2,328	6,618	(4,290)	(64.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million new mexican peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	6,346	6,585	6,832	7,224	6,636	5,907	6,161

Net fees	2,064	2,250	2,072	1,993	1,875	2,017	1,985
Gains (losses) on financial transactions	1,266	1,893	444	372	712	1,374	541
Other operating income*	(192)	(178)	(224)	(320)	(240)	(141)	(137)

Gross income	9,484	10,549	9,125	9,270	8,984	9,157	8,550

Operating expenses	(3,295)	(3,196)	(3,516)	(3,993)	(3,368)	(3,181)	(3,364)
General administrative expenses	(2,965)	(2,863)	(3,164)	(3,602)	(3,032)	(2,798)	(2,986)
Personnel	(1,592)	(1,594)	(1,587)	(1,664)	(1,558)	(1,577)	(1,560)
Other general administrative expenses	(1,373)	(1,268)	(1,577)	(1,938)	(1,474)	(1,221)	(1,426)
Depreciation and amortisation	(330)	(333)	(352)	(391)	(337)	(383)	(378)

Net operating income	6,188	7,353	5,609	5,277	5,616	5,976	5,186

Net loan-loss provisions	(2,260)	(3,407)	(3,808)	(4,613)	(4,034)	(4,150)	(3,288)
Other income	(127)	(77)	392	(261)	(79)	(162)	(200)

Profit before taxes	3,801	3,869	2,192	402	1,502	1,664	1,698

Tax on profit	(499)	(831)	796	136	(68)	(206)	(196)

Profit from continuing operations	3,302	3,038	2,988	538	1,435	1,457	1,502

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	3,302	3,038	2,988	538	1,435	1,457	1,502

Minority interests	991	986	733	119	665	730	670

Attributable profit to the Group	2,312	2,052	2,255	419	769	727	832

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	787	872	(85)	(9.7)

Net fees	222	225	(4)	(1.6)
Gains (losses) on financial transactions	90	14	76	538.9
Other operating income*	(1)	(16)	15	(93.5)

Gross income	1,098	1,096	2	0.2

Operating expenses	(392)	(409)	16	(4.0)
General administrative expenses	(347)	(370)	23	(6.2)
Personnel	(210)	(228)	18	(7.7)
Other general administrative expenses	(136)	(142)	5	(3.8)
Depreciation and amortisation	(46)	(39)	(7)	17.5

Net operating income	706	687	18	2.7

Net loan-loss provisions	(340)	(256)	(84)	33.0
Other income	12	10	2	23.3

Profit before taxes	378	441	(64)	(14.4)

Tax on profit	(56)	(50)	(6)	11.9

Profit from continuing operations	322	391	(70)	(17.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	322	391	(70)	(17.8)

Minority interests	89	103	(13)	(12.7)

Attributable profit to the Group	232	289	(56)	(19.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	274	287	311	271	233	285	269

Net fees	78	75	72	68	73	74	75
Gains (losses) on financial transactions	13	(1)	3	33	45	26	19
Other operating income*	(5)	0	(12)	5	(1)	1	(1)

Gross income	360	362	374	377	350	386	362

Operating expenses	(135)	(141)	(132)	(119)	(127)	(134)	(132)
General administrative expenses	(121)	(129)	(120)	(106)	(112)	(118)	(116)
Personnel	(74)	(81)	(73)	(64)	(68)	(72)	(70)
Other general administrative expenses	(47)	(48)	(47)	(41)	(44)	(47)	(46)
Depreciation and amortisation	(14)	(13)	(12)	(13)	(14)	(16)	(16)

Net operating income	225	221	242	259	224	252	230

Net loan-loss provisions	(75)	(95)	(85)	(100)	(128)	(118)	(94)
Other income	11	2	(3)	(27)	7	3	2

Profit before taxes	160	128	153	131	103	136	139

Tax on profit	(17)	(13)	(20)	(18)	(17)	(19)	(20)

Profit from continuing operations	143	114	134	113	85	118	119

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	143	114	134	113	85	118	119

Minority interests	30	32	40	23	28	30	31

Attributable profit to the Group	113	82	94	90	57	87	88

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information

Spread	8.40	8.61	8.69	8.51	7.92	7.81	7.48

Spread loans	5.33	5.45	5.24	5.35	5.90	5.89	5.61
Spread deposits	3.07	3.16	3.45	3.16	2.02	1.92	1.87

Retail Banking Chile

Million dollars

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	1,074	1,325	(251)	(19.0)

Net fees	302	343	(40)	(11.8)
Gains (losses) on financial transactions	123	21	101	473.2
Other operating income*	(1)	(24)	23	(94.1)

Gross income	1,497	1,665	(168)	(10.1)

Operating expenses	(535)	(621)	86	(13.8)
General administrative expenses	(473)	(562)	89	(15.9)
Personnel	(287)	(346)	60	(17.2)
Other general administrative expenses	(186)	(216)	30	(13.7)
Depreciation and amortisation	(62)	(59)	(3)	5.4

Net operating income	962	1,044	(82)	(7.9)

Net loan-loss provisions	(464)	(389)	(75)	19.3
Other income	17	15	2	10.6

Profit before taxes	515	671	(156)	(23.2)

Tax on profit	(76)	(76)	(0)	0.4

Profit from continuing operations	439	595	(156)	(26.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	439	595	(156)	(26.2)

Minority interests	122	156	(34)	(21.7)

Attributable profit to the Group	317	439	(122)	(27.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	409	448	468	348	303	387	384

Net fees	117	118	108	87	95	101	107
Gains (losses) on financial transactions	19	(1)	4	48	59	36	28
Other operating income*	(7)	1	(18)	8	(1)	1	(2)

Gross income	538	565	562	491	456	524	517

Operating expenses	(202)	(220)	(199)	(151)	(165)	(182)	(188)
General administrative expenses	(181)	(200)	(180)	(134)	(146)	(161)	(165)
Personnel	(111)	(126)	(109)	(82)	(89)	(98)	(100)
Other general administrative expenses	(70)	(74)	(71)	(53)	(58)	(63)	(65)
Depreciation and amortisation	(21)	(20)	(18)	(17)	(19)	(21)	(23)

Net operating income	336	345	363	340	291	342	329

Net loan-loss provisions	(113)	(148)	(128)	(132)	(167)	(161)	(136)
Other income	16	4	(5)	(40)	9	4	3

Profit before taxes	240	200	231	167	134	185	197

Tax on profit	(25)	(21)	(30)	(24)	(23)	(25)	(28)

Profit from continuing operations	215	180	201	144	111	159	169

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	215	180	201	144	111	159	169

Minority interests	45	51	60	27	37	41	44

Attributable profit to the Group	169	129	141	116	74	118	125

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	613,469	638,795	(25,326)	(4.0)

Net fees	172,798	165,214	7,584	4.6
Gains (losses) on financial transactions	69,995	10,302	59,693	579.4
Other operating income*	(804)	(11,552)	10,748	(93.0)

Gross income	855,458	802,759	52,699	6.6

Operating expenses	(305,729)	(299,364)	(6,365)	2.1
General administrative expenses	(270,085)	(270,841)	756	(0.3)
Personnel	(163,766)	(166,914)	3,147	(1.9)
Other general administrative expenses	(106,318)	(103,927)	(2,392)	2.3
Depreciation and amortisation	(35,644)	(28,523)	(7,121)	25.0

Net operating income	549,729	503,395	46,334	9.2

Net loan-loss provisions	(265,030)	(187,381)	(77,650)	41.4
Other income	9,466	7,220	2,246	31.1

Profit before taxes	294,165	323,235	(29,069)	(9.0)

Tax on profit	(43,482)	(36,550)	(6,931)	19.0

Profit from continuing operations	250,683	286,684	(36,001)	(12.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	250,683	286,684	(36,001)	(12.6)

Minority interests	69,701	75,115	(5,414)	(7.2)

Attributable profit to the Group	180,982	211,569	(30,587)	(14.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	189,511	209,774	239,510	226,849	183,416	220,111	209,943

Net fees	54,123	55,151	55,940	57,063	57,170	56,975	58,653
Gains (losses) on financial transactions	8,767	(550)	2,084	25,715	35,780	19,685	14,531
Other operating income*	(3,207)	244	(8,589)	3,079	(475)	636	(966)

Gross income	249,194	264,620	288,945	312,705	275,891	297,407	282,161

Operating expenses	(93,497)	(103,203)	(102,663)	(99,896)	(99,677)	(103,344)	(102,708)
General administrative expenses	(83,834)	(93,864)	(93,143)	(89,227)	(88,451)	(91,309)	(90,325)
Personnel	(51,328)	(59,050)	(56,536)	(54,388)	(53,636)	(55,435)	(54,695)
Other general administrative expenses	(32,506)	(34,814)	(36,607)	(34,839)	(34,815)	(35,873)	(35,630)
Depreciation and amortisation	(9,664)	(9,339)	(9,520)	(10,669)	(11,226)	(12,035)	(12,383)

Net operating income	155,696	161,417	186,282	212,810	176,214	194,063	179,452

Net loan-loss provisions	(52,156)	(69,217)	(66,007)	(82,127)	(101,112)	(90,704)	(73,214)
Other income	7,448	1,769	(1,997)	(20,368)	5,713	1,947	1,806

Profit before taxes	110,988	93,969	118,277	110,314	80,815	105,307	108,044

Tax on profit	(11,703)	(9,747)	(15,100)	(15,076)	(13,642)	(14,428)	(15,412)

Profit from continuing operations	99,285	84,222	103,178	95,238	67,173	90,879	92,632

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	99,285	84,222	103,178	95,238	67,173	90,879	92,632

Minority interests	21,048	23,732	30,335	19,640	22,411	23,254	24,036

Attributable profit to the Group	78,237	60,490	72,843	75,598	44,762	67,625	68,595

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking
Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	1,842	1,466	375	26

Net fees	872	708	164	23
Gains (losses) on financial transactions	1,146	651	494	76
Other operating income*	110	102	8	8

Gross income	3,970	2,928	1,042	36

Operating expenses	(860)	(980)	120	(12)
General administrative expenses	(796)	(900)	103	(11)
Personnel	(509)	(582)	74	(13)
Other general administrative expenses	(288)	(317)	30	(9)
Depreciation and amortisation	(64)	(81)	17	(21)

Net operating income	3,110	1,948	1,162	60

Net loan-loss provisions	10	(98)	107	—
Other income	(24)	(35)	11	(31)

Profit before taxes	3,095	1,815	1,281	71

Tax on profit	(901)	(608)	(294)	48

Profit from continuing operations	2,194	1,207	987	82

Net profit from discontinued operations	—	0	(0)	(100)

Consolidated profit	2,194	1,207	987	82

Minority interests	9	(1)	10	—

Attributable profit to the Group	2,185	1,208	977	81

*    Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Business volumes
Total assets	253,294	218,918	34,376	15.7
Customer loans	68,675	70,920	(2,246)	(3.2)
Customer deposits	43,115	57,094	(13,980)	(24.5)

Global Wholesale Banking
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	372	479	616	575	596	642	603

Net fees	255	233	219	262	264	354	254
Gains (losses) on financial transactions	313	155	184	424	382	383	380
Other operating income*	14	67	22	5	21	51	38

Gross income	954	933	1,041	1,266	1,264	1,430	1,275

Operating expenses	(325)	(328)	(327)	(315)	(290)	(278)	(292)
General administrative expenses	(299)	(301)	(299)	(287)	(266)	(262)	(268)
Personnel	(192)	(195)	(196)	(183)	(170)	(161)	(178)
Other general administrative expenses	(107)	(106)	(104)	(104)	(97)	(101)	(90)
Depreciation and amortisation	(26)	(27)	(27)	(28)	(24)	(16)	(24)

Net operating income	628	605	715	951	975	1,152	983

Net loan-loss provisions	(34)	(16)	(47)	(190)	(42)	54	(3)
Other income	(3)	(20)	(12)	12	(6)	(7)	(12)

Profit before taxes	591	569	655	773	927	1,200	969

Tax on profit	(198)	(191)	(219)	(241)	(290)	(320)	(292)

Profit from continuing operations	393	378	436	532	637	880	677

Net profit from discontinued operations	0	—	—	—	—	—	—

Consolidated profit	393	378	436	532	637	880	677

Minority interests	(2)	(0)	1	(1)	3	1	5

Attributable profit to the Group	394	379	435	533	634	879	672

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Business volumes
Total assets	223,165	249,414	218,918	241,735	259,965	264,346	253,294
Customer loans	75,240	76,303	70,920	65,926	76,414	72,289	68,675
Customer deposits	67,286	64,771	57,094	48,757	58,397	52,135	43,115

Asset Management and Insurance
Million euros

			Variation
	9M ’09	9M ’08	Amount	%
Income statement
Net interest income	152	146	6	4

Net fees	329	406	(77)	(19)
Gains (losses) on financial transactions	23	31	(8)	(27)
Other operating income*	260	219	41	19

Gross income	763	802	(39)	(5)

Operating expenses	(226)	(255)	29	(11)
General administrative expenses	(206)	(242)	36	(15)
Personnel	(107)	(120)	13	(11)
Other general administrative expenses	(99)	(121)	23	(19)
Depreciation and amortisation	(20)	(13)	(7)	55

Net operating income	537	548	(10)	(2)

Net loan-loss provisions	(0)	0	(0)	—
Other income	(34)	(9)	(25)	279

Profit before taxes	503	539	(36)	(7)

Tax on profit	(171)	(165)	(6)	4

Profit from continuing operations	332	374	(42)	(11)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	332	374	(42)	(11)

Minority interests	14	18	(4)	(20)

Attributable profit to the Group	318	356	(38)	(11)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.09	30.09.08	Amount	%
Business volumes
Total assets	28,152	21,132	7,020	33.2
Customer loans	605	163	442	270.1
Customer deposits	475	230	245	106.5

Asset Management and Insurance
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Income statement
Net interest income	45	53	48	62	47	55	50

Net fees	139	137	130	127	111	115	103
Gains (losses) on financial transactions	12	11	8	(6)	5	7	11
Other operating income*	75	76	69	73	88	92	80

Gross income	271	277	254	256	251	268	244

Operating expenses	(86)	(84)	(84)	(87)	(77)	(75)	(73)
General administrative expenses	(82)	(81)	(79)	(81)	(71)	(68)	(67)
Personnel	(41)	(39)	(40)	(32)	(35)	(37)	(35)
Other general administrative expenses	(41)	(42)	(39)	(48)	(36)	(31)	(31)
Depreciation and amortisation	(4)	(3)	(6)	(6)	(6)	(8)	(7)

Net operating income	185	193	170	170	173	193	171

Net loan-loss provisions	(0)	(0)	0	2	(0)	0	0
Other income	(7)	5	(7)	(9)	(4)	(7)	(23)

Profit before taxes	178	197	163	162	169	187	148

Tax on profit	(57)	(55)	(54)	(43)	(58)	(59)	(54)

Profit from continuing operations	121	143	110	120	111	127	94

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	121	143	110	120	111	127	94

Minority interests	5	7	5	4	5	5	4

Attributable profit to the Group	115	136	105	115	106	123	89

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Business volumes
Total assets	19,779	20,745	21,132	22,916	25,146	26,191	28,152
Customer loans	102	108	163	221	705	677	605
Customer deposits	228	254	230	393	415	438	475

NPL ratio

%

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Continental Europe	1.13	1.43	1.89	2.31	2.73	3.10	3.41

Santander Branch Network	0.87	1.33	1.92	2.58	3.14	3.50	3.86
Banesto	0.59	0.80	1.18	1.64	1.96	2.32	2.62
Santander Consumer Finance	3.15	3.49	3.87	4.18	4.64	5.14	5.46
Portugal	1.37	1.53	1.65	1.72	1.87	2.13	2.04

United Kingdom	0.66	0.70	0.76	1.04	1.25	1.54	1.65

Latin America	2.39	2.48	2.65	2.95	3.27	3.97	4.20

Brazil	3.20	3.24	3.35	3.58	3.86	4.75	5.09
Mexico	1.31	1.45	2.06	2.41	2.80	3.04	2.45
Chile	2.23	2.28	2.45	2.64	3.05	3.30	3.38

Sovereign					3.98	4.34	4.82

Operating Areas	1.21	1.41	1.71	2.02	2.45	2.80	3.06

Spain	0.84	1.08	1.50	1.95	2.40	2.72	2.98

NPL coverage

%

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Continental Europe	159	129	109	90	81	75	71

Santander Branch Network	193	130	102	75	61	57	52
Banesto	269	202	146	106	85	73	70
Santander Consumer Finance	92	90	87	86	89	90	92
Portugal	107	93	82	77	71	65	68

United Kingdom	59	55	57	69	56	45	48

Latin America	130	123	116	108	107	97	103

Brazil	123	116	109	102	107	92	95
Mexico	175	158	134	132	128	122	221
Chile	109	111	111	102	95	94	94

Sovereign					66	67	68

Operating Areas	134	117	104	91	81	74	74

Spain	202	165	129	98	81	71	67

Spreads loans and deposits

%

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Santander Branch Network
Spread loans	1.38	1.39	1.43	1.70	2.21	2.26	2.31
Spread deposits	2.44	2.48	2.52	2.16	1.19	0.89	0.68

SUM	3.82	3.87	3.95	3.86	3.40	3.15	2.99

Retail Banking Banesto
Spread loans	1.37	1.42	1.45	1.53	1.90	1.94	1.96
Spread deposits	1.90	2.01	1.90	1.64	0.79	0.57	0.31

SUM	3.27	3.43	3.35	3.17	2.69	2.51	2.27

Santander Consumer Finance
Spread loans	3.78	3.76	3.85	4.03	4.32	4.61	4.69
Retail Banking Portugal
Spread loans	1.47	1.39	1.37	1.48	1.61	1.70	1.72
Spread deposits	1.96	1.94	1.90	1.57	0.74	0.45	0.40

SUM	3.43	3.33	3.27	3.05	2.35	2.15	2.12

Retail Banking United Kingdom
Spread loans	0.66	0.70	0.77	0.88	1.13	1.44	1.67
Spread deposits	1.34	1.25	1.24	1.14	0.91	0.78	0.58

SUM	2.00	1.95	2.01	2.02	2.04	2.22	2.25

Retail Banking Brazil
Spread loans	15.51	15.20	15.00	15.59	15.94	16.39	15.81
Spread deposits	1.25	1.24	1.29	1.28	1.07	1.04	0.87

SUM	16.76	16.44	16.29	16.87	17.01	17.43	16.68

Retail Banking Mexico
Spread loans	11.19	11.44	10.99	10.69	10.83	10.77	10.40
Spread deposits	3.52	3.46	3.71	3.58	3.36	2.58	2.09

SUM	14.71	14.90	14.70	14.27	14.19	13.35	12.49

Retail Banking Chile
Spread loans	5.33	5.45	5.24	5.35	5.90	5.89	5.61
Spread deposits	3.07	3.16	3.45	3.16	2.02	1.92	1.87

SUM	8.40	8.61	8.69	8.51	7.92	7.81	7.48

Risk-weighted assets
Million euros

	31.03.08*	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09
Continental Europe	290,298	258,447	268,796	261,325	257,416	254,915	252,500

Santander Branch Network	104,095	74,794	76,310	74,700	74,533	76,810	77,308
Banesto	72,161	61,381	63,420	61,425	63,668	62,042	59,142
Santander Consumer	36,578	40,353	42,811	45,814	48,043	47,684	48,373
Portugal	24,388	25,105	25,581	26,270	25,198	23,338	23,007

United Kingdom**	87,282	63,804	67,350	86,168	82,668	86,654	81,501

Latin America***	77,612	95,246	100,389	129,629	139,260	143,817	131,701

Brazil	23,701	35,780	36,833	70,033	73,736	79,226	78,694
Mexico	16,088	21,608	21,880	18,242	18,541	18,308	17,000
Chile	18,297	16,325	17,252	16,631	18,348	18,267	17,427

Sovereign	—	—	—	—	34,981	38,916	40,734

Operating Areas	455,191	417,497	436,535	477,122	514,325	524,302	506,436

Corporate Activities	58,489	48,362	36,360	36,891	31,763	35,119	43,211

Total	513,681	465,859	472,895	514,013	546,088	559,421	549,647

*	Data under BIS I rules

**	Incorporation of Alliance & Leicester in December 2008

**	Venezuela disposal in September 2009

NOTE: Data at March, June and September 2008 don’t include Banco Rea

Item 4
ACTIVITY AND RESULTS January-September 2009 28 October 2009

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward- looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda 3 Grupo Santander Management Drivers Group Results 9M’09 Business Areas Results 9M’09 Conclusions Appendix

Summary

4

Against a complicated market backdrop, Santander was able to ...

1 ... generate high recurring profit ...

- Management of the basic drivers
- Support from operating areas
- Countries / businesses diversification

Ordinary attributable profit*
- Q3'09: € 2,221 mill.
- 9M'09: € 6,740 mill.

(*) Excluding capital gains and extraordinary allowances

2 ... strengthen balance sheet and capital ...

- Issues exchange
- Securitisations purchase
- Positive impact from IPO Brazil

Sep. 09 proforma:**

- Generic provisions: € 7.5 Bill.
- Core capital: 8.4%

3 ... and maintain the dividend policy

Santander

Summary 4 Against a complicated market backdrop, Santander was able to ... 1 2 .... generate high ... strengthen balance recurring profit ... sheet and capital ... Management of the basic drivers _____ Issues exchange Support from operating areas _____ Securitisations purchase Countries / businesses diversification _____ Positive impact from IPO Brazil Sep. 09 proforma**: Ordinary attributable Q3’09: € 2,221 mill. Generic provisions: € 7.5 Bill. profit* 9M’09: € 6,740 mill. Core capital: 8.4% (*) Excluding capital gains and extraordinary allowances (**) After allocation of projected capital gains in Q3’09 and Q4’09 3 .... and maintain the dividend policy

1 High generation of recurring profits, with improved 5 quarterly performance ... Group’s ordinary* attributable profit _____ Group’s ordinary* attributable profit EUR million _____ EUR million -2.8% 6,935 6,740 +0.7% 2,524 2,423 2,206 2,205 2,096 2,221 1,941 -4.0% -5.0% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 9M’08 9M’09 .... placing us on track to reach the targets announced for the whole year (*) Excluding impact from the latest issues exchange operations, securitisations repurchase and Brazil’s IPO

6

Continental Europe: Commercial Units

€ Mill.
+11%
1,013
1,029
911
875
1,036
995
1,014
Q1'08
Q2
Q3
Q4
Q1'09*
Q2*
Q3*

Continental Europe: GBM and other

€ Mill.
+77%
197
104
178
361
253
373
314
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Attributable profit* 9M'09

EUR Mill. and %
Europe Commercial Units
SAN Network+ Banesto
27%
SCF+Portugal
10%
UK
16%
Brazil
20%
15%
12%
Global Europe
Other Latam

United Kingdom

Brazil

constant US$ Mill.
+42%
630
574
573
491
635
717
815
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Other Latam

constant US$ Mill.
Venezuela's disposal
-20%
591
588
643
582
606
531
512
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Santander

1 ... backed by the operating areas diversification and high 6 resilience to the cycle United Kingdom £ Mill. +49% 419 374 Continental Europe: 372 235 250 252 254 Commercial Units € Mill. +11% Attributable profit* 9M’09 1,013 1,029 1,036 995 1,014 Q1’08 Q2 Q3 Q4 Q1’09* Q2* Q3* 911 875 EUR Mill. and % (*) Perimeter Q1: +60 mill.; Q2: +84 mill.; Q3: +75 mill. Europe Brazil Commercial Units _____ UK _____ constant US$ Mill. +42% SAN Q1’08 Q2 Q3 Q4 Q1’09* Q2* Q3* 815 Network+ 630 635 717 16% 574 573 (*) Perimeter Q1: -1 mill.; Q2: +10 mill. Q3: +38 mill. Banesto 491 27% Continental Europe: GBM and other _____ Brazil SCF+Portugal 10% 20% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 € Mill. +77% 15% Other Latam 373 12% 361 314 constant US$ Mill. Venezuela’s 197 253 178 disposal 104 -20% Other Global 591 588 643 606 Latam 582 Europe 531 512 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 (*) Over 9M’09 operating areas attributable profit excluding the negative EUR 29 million from Sovereign.

7

2 Strengthening the balance sheet. Capital gains and their projected allocation

Capital gains obtained in Q309 and Q409

EUR million (Estimate)

Exchange of convertible issues	724
Securitisations purchase	99
IPO Brazil	1,424
Contribution to net profit	**2,247**

Projected allocation at the end of the year

EUR million (Estimate)

Generic loan-loss provisions (Fund: EUR 1,400 mill.)	-987
Properties purchased (Fund: EUR 600 mill.; 15% book value)	-420
Other funds (restruct., early retirement, etc) (Fund: EUR 1,200 mill.)	-840
Impact on net profit	**-2,247**

Santander

2 Strengthening the balance sheet. Capital gains and 7 their projected allocation No impact from capital gains on profits. They will be fully allocated to strengthening the balance sheet Capital gains _____ Projected allocation at the obtained in Q309 and Q409 end of the year EUR million (Estimate) EUR million (Estimate) Exchange of convertible issues 724 Generic loan-loss provisions -987 (Fund: EUR 1,400 mill.) Properties purchased -420 Securitisations purchase 99 (Fund: EUR 600 mill.; 15% book value) Other funds (restruct., early retirement, etc) IPO Brazil 1,424 (Fund: EUR 1,200 mill.) -840 Contribution to net profit 2,247 Impact on net profit -2,247

8

2 Strengthening the balance sheet. Loan-loss provisions

Loan-loss provisions

EUR million

Total funds
Specific
Generic
8,627
9,302
12,863
15,166
15,727
16,619
18,019
2,960
3,275
6,682
8,905
9,564
10,550
10,550
5,667
6,027
6,181
6,261
6,163
6,069
7,469
Dec 06
Dec 07
Dec 08
Mar 09
Jun 09
Sep 09
Proforma*

Proforma*

Spain: 3,851
Other Europe: 1,239
America: 2,379

Spain: Generic funds
3,837
3,431
3,000
2,451
3,851
Dec'08
Mar'09
Jun'09
Sep'09
Proforma*

Santander

2 Strengthening the balance sheet. Loan-loss provisions 8 High loan-loss provisions, after allocation of capital gains, boosted by EUR 7.5 billion of generic ones Loan-loss provisions EUR million Spain: Generic funds 18,019 3,837 3,851 16,619 3,431 3,000 15,727 2,451 15,166 12,863 10,550 10,550 9,564 Dec’08 Mar’09 Jun’09 Sep’09 Proforma* Total 9,302 8,905 funds 8,627 6,682 Proforma* Specific 2,960 3,275 Spain: 3,851 7,469 Other Generic 5,667 6,027 6,181 6,261 6,163 6,069 Europe: 1,239 America: 2,379 Dec 06 Dec 07 Dec 08 Mar 09 Jun 09 Sep 09 Proforma* (*) Including allocation of capital gains from exchange operations and securitisations purchase in Q309 and from IPO in Brazil in October

2 Strengthening the balance sheet. Capital ratios 9 Strong generation of organic capital (10/15 bp quarterly), boosted by the latest operations bringing core capital to 8.4%* Core Capital IPO Brazil: +60 bp Scrip dividend (e): approx.10 bp 8.4% 7.7% 7.5% 7.5% 7.3% 6.3% 6.1% 5.9% 2005 2006 2007 Dec’08 Mar’09 Jun’09 Sep’09 Sep’09 Proforma Note: 2008 and 2009 according to BIS II, previous data according to BIS I (*) Including capital increase in Brazil (before green shoe) and the capital increase for the payment of Santander Dividendo Elección, to be done in Q4’09.

10

3 Generation of recurring profit and capital strength enable Santander to…

… maintain pay-out policy with quarterly payment of dividends …

Dividend paid (EUR million)

846
865
1,003
2,099
1,103
1,000
1º
2º
3º
4º
1º
2*
2008
2009

(*) Santander Dividendo Elección

… increase book value* per share …

EUR per share

5.35
5.98
7.23
7.58
8.20
Dec 05
Dec 06
Dec 07
Dec 08
Sep 09

(*) Calculated as (capital + reserves + profit – own shares – dividends) / (shares + Valores Santander)

Difference with DJ Stoxx Banks

+7.6
+16.5
+22.0
+29.7
15 years
5 years
3 years
1 year

Difference with our peers

Ranking
2º
2º
3º
1º
+4.0
+14.8
+17.0
+37.5
15 years
5 years
3 years
1 year

Santander

3 Generation of recurring profit and capital strength 10 enable Santander to... .... maintain pay-out policy with ... increase book value* quarterly payment of dividends ... per share ... Dividend paid (EUR million) EUR per share 2,099 7.58 8.20 7.23 1,003 1,103 1,000 5.98 846 865 5.35 1º 2º 3º 4º 1º 2* Dec 05 Dec 06 Dec 07 Dec 08 Sep 09 2008 2009 (*) Calculated as (capital + reserves + profit – own shares –(*) Santander Dividendo Elección _____ dividends) / (shares + Valores Santander) .... and offer a total shareholder return (TSR) well above that of the market and of our peers in the long-, medium- and short-term Difference with DJ Stoxx Banks _____ Difference with our peers Ranking .. 2º ......... 2º ......... 3º ......... 1º +29.7 +22.0 +37.5 +16.5 +7.6 +14.8 +17.0 +4.0 15 years 5 years 3 years 1 year 15 years 5 years 3 years 1 year CAGR difference in p.p. Based on data obtained from Bloomberg Note: “Peers Group” are 19 large banks that because of their size, charateristics and/or degree of direct competition are the reference group to surpass: Banco Itaú, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Credit Agricole, HSBC, Intesa Sanpaolo, JP Morgan, Lloyds, Mitsubishi, Nordea, Royal Bank of Canada, RBS, Societe Generale, UBS, Unicredito, Wells Fargo.

Agenda 11 Grupo Santander Management Drivers Group Results 9M’09 Business Areas Results 9M’09 Conclusions Appendix

The P&L highlights the resilience of the underlying 12 business and the management focus for the year ... Var. 9M’09/9M’08 Group ordinary* results _____ % excl. forex EUR Mill. 9M’09 9M’08 % and perimeter Net interest income 19,478 15,674 +24.3 +17.6 Soundness of A most basic Fees 6,828 6,885 -0.8 -5.7 revenues Trading gains; other** 3,065 2,842 +7.8 +16.2 Gross income 29,371 25,401 +15.6 +11.1 Operating expenses -12,139 -11,242 +8.0 +0.0 B _____ Expenses management Net operating income 17,232 14,159 +21.7 +19.9 C More LLPs but Loan-loss provisions -7,200 -4,667 +54.3 +44.6 decelerating Net op. income after loan-loss provisions 10,032 9,492 +5.7 +7.8 Ordinary* attrib. profit 6,740 6,935 -2.8 -1.6 Basic EPS (in euro) 0.7907 0.9695 -18.4 n.s. (*) With no impact from extraordinary capital gains, allocated to strengthening balance sheet (**) Including dividends, equity method and other results. Trading gains change o/9M’08: +21.6%

13

A better "recurring picture" than in previous quarters

A Sound basic revenues (Net int. inc. + Fees + Insurance)

% var. o/ same period previous year

B Management of expenses

% var. o/ same period previous year

+1.8
+0.3
+0.0
Q1'09
H1'09
9M '09

C Loan-loss provisions decelerating

% var. o/ same period previous year

Net operating income after loan-loss provisions

% var. o/ same period previous year

-1.7
+4.3
+7.8
Q1'09
H1'09
9M '09

Santander

A better “recurring picture” than in previous quarters 13 A _____ Sound basic revenues (Net int. inc. + Fees + Insurance) % var. o/ same period previous year +10.6 +11.3 +10.7 Q1’09 H1’09 9M ‘09 B _____ Management of expenses _____ Net operating income after loan-loss provisions % var. o/ same period previous year _____ % var. o/ same period previous year +7.8 +1.8 +4.3 +0.3 +0.0 -1.7 Q1’09 H1’09 9M ‘09 Q1’09 H1’09 9M ‘09 C _____ Loan-loss provisions decelerating % var. o/ same period previous year +67.8 +51.2 +44.6 Q1’09 H1’09 9M ‘09 Note: In all cases performance excluding forex and perimeter impact

14

Net interest income + fees and insurance activity

EUR billion
Fees and insurance activity
Net interest income
Perimeter
7.3
7.6
7.9
7.5
8.3
9.1
9.2
2.4
2.3
2.4
2.2
2.1
2.2
2.1
4.9
5.3
5.5
5.3
5.4
5.9
6.1
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Continental Europe

€ Billion
3.2
3.3
3.4
3.5
3.9
4.0
3.8
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

United Kingdom

£ Million
621
625
674
731
1,038
1,097
1,133
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Latam

Constant US$ Billion
4.7
4.9
5.1
5.2
5.1
5.4
5.5
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Santander

A _____ The most commercial revenues remained solid in the 14 quarter, mainly backed by net interest income Net interest income + fees and insurance activity EUR billion 9.1 9.2 7.9 8.3 7.3 7.6 7.5 Perimeter 2.2 2.1 Fees and insurance 2.3 2.4 2.2 2.1 2.4 activity 6.1 5.9 Net interest income 5.3 5.5 5.3 5.4 4.9 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Continental Europe _____ United Kingdom Latam € Billion £ Million Constant US$ Billion 5.5 4.0 5.4 3.9 3.8 5.2 5.1 5.1 3.5 4.9 3.3 3.4 4.7 3.2 1,097 1,133 1,038 621 625 674 731 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3

15

... expenses virtually flat in all units while declining in Brazil ...

(excl. perimeter and forex)

	Var. (%) o/ 9M'08
Santander Network	+0.7%
Banesto	+0.4%
SCF	+0.0%
Portugal	+1.2%
United Kingdom (in £)	+0.9%
Brazil (in reales)	-4.0%
Mexico (in pesos)	+0.0%
Chile (in pesos)	+0.7%
Group	+0.0%

... and improved efficiency* ratios

		Variation o/ 9M'08
Continental Europe	35.4%	-2.9 p.p.
UK	40.7%	-5.5 p.p.
Latin America	37.0%	-6.3 p.p.
Sovereign	62.8%	[74.5% in Q1'09]
Group	41.3%	-3.0 p.p.

(*) Efficiency ratio with amortisations

Santander

B _____ Strict management of expenses and good evolution of 15 the envisaged synergies resulted in ... .... expenses virtually flat in all units ... and improved while declining in Brazil ... efficiency* ratios (excl. perimeter and forex) Var. (%) o/ 9M’08 Variation o/ 9M’08 Santander Network +0.7% Continental 35.4% -2.9 p.p. Banesto +0.4% Europe SCF +0.0% UK 40.7% -5.5 p.p. Portugal +1.2% United Kingdom (in £) +0.9% Latin America 37.0% -6.3 p.p. Brazil (in reales) -4.0% Mexico (in pesos) +0.0% Sovereign 62.8% [74.5% in Q1’09] Chile (in pesos) +0.7% Group +0.0% Group 41.3% -3.0 p.p. (*) Efficiency ratio with amortisations

16

C Provisions continued increasing over 2008, partly impacted by perimeter

Group provisions*

EUR million
+44%
1,281
1,599
1,787
1,934
2,209
1,967
2,417
2,111
2,574
2,256
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Perimeter impact

(*) Including country-risk

Specific provisions

EUR million
1,346
1,631
2,000
2,682
2,694
2,637
2,833
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Generic provisions

EUR million
-175
-96
-158
-730**
-408
-193
-222
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

(**) Including release of EUR 380 mill. because of substandard

Santander

C _____ Provisions continued increasing over 2008, partly 16 impacted by perimeter Specific provisions Group provisions* EUR million EUR million 2,682 2,694 2,637 2,833 +44% 2,000 1,631 2,574 1,346 2,417 2,209 1,934 1,787 2,256 1,599 2,111 1,967 1,281 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Generic provisions EUR million Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 -175 -96 -158 -193 -222 Perimeter impact -408 -730 ** (*) Including country-risk Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 (**) Including release of EUR 380 mill. because of substandard

17

Loan-loss provisions*

Year-on-year change

EUR million	Specific** 9M'09	Specific** 9M'08	Specific** Change		Generic 9M'09	Generic 9M'08	Generic Change	
Europe	3,420	1,748	+1,672	SAN +Banesto: +860 SCF: +536	-1,035	9	-1,044	SAN + Banesto: -947 SCF: +56 GBM: -124
UK	687	306	+381	→ A & L: +168	-37	-49	+12	
LatAm	3,687	2,870	+817	Brazil: +649 Mexico: +44 Chile: +78	148	-470	+618	Brazil: +646
Other	369	53	+316	Sovereign: +348	101	81	+20	Sovereign: +77
Total	**8,163**	**4,977**	**+3,186**		**-823**	**-429**	**-394**	

Santander

C _____ The release of generic provisions, particularly in Spain, 17 continues as projected Loan-loss provisions* Year-on-year change Specific** Generic EUR million 9M’09 9M’08 Change 9M’09 9M’08 Change SAN + Banesto: -947 SAN +Banesto: +860 Europe 3,420 1,748 +1,672 -1,035 9 -1,044 SCF: +56 SCF: +536 GBM: -124 UK 687 306 +381 A & L: +168 -37 -49 +12 Brazil: +649 LatAm 3,687 2,870 +817 Mexico: +44 148 -470 +618 Brazil: +646 Chile: +78 Other 369 53 +316 Sovereign: +348 101 81 +20 Sovereign: +77 Total 8,163 4,977 +3,186 -823 -429 -394 (*) Excluding country-risk. Positive data: provision; negative data: release. (**) Specific loan-loss provisions are reduced by written-off assets recoveries

18

Credit quality

NPLs and coverage. Grupo SAN

NPLs

Sep.'09
2.98%
1,65%
4.20%
Spain
UK
Latam

Coverage ratios

Sep.'09
67%
48%
103%
Spain
UK
Latam

Santander

C _____ Credit quality 18 Against an adverse economic backdrop, Santander maintained good credit quality levels in all areas ... NPLs and coverage. Grupo SAN _____ NPLs Moro _____ Sep.’09 Percentages 3.03 4.20% 2.82 2.49 2.04 2.98% 1.71 1.24 1.43 1,65% Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Jun-09 Sep-09 Spain _____ UK Latam Coverage ratios 134 Sep.’09 103% 120 105 91 80 72 73 67% 48% Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Jun-09 Sep-09 Spain _____ UK Latam .... which will be strengthened with an additional EUR 1.4 billion of generic provisions in the Group and in Spain

19

Credit quality

Group ratios (Jun.'09)

NPLs
Coverage
2.82%
4.40%
72%
58%
SAN
European peers*
SAN
European peers*

Spain

NPLs in %
Banks + Savings banks
0.83
1.11
1.61
2.56
3.32
4.20
4.54
4.90
(August)
0.64
0.88
1.08
1.50
1.95
2.40
2.72
2.98
Grupo SAN
Dec'07 Mar'08 Jun'08 Sep'08 Dec'08 Mar'09 Jun'09 Sep'09

Sector Source: Banco de España

United Kingdom**

NPLs in %
Sector
1.10
1.21
1.33
1.44
1.88
2.39
2.43
0.69
0.72
0.72
0.77
0.93
1.13
1.34
1.34
Grupo SAN
Dec'07 Mar'08 Jun'08 Sep'08 Dec'08 Mar'09 Jun'09 Sep'09

Sector Source: Council of Mortgage Lenders

Latin America**

NPLs in %
Sector
4.3%
4.5%
4.5%
4.6%
5.0%
5.4%
5.9%
3.7%
4.0%
3.9%
4.1%
4.5%
5.0%
5.2%
Grupo SAN
Dec'07 Mar'08 Jun'08 Sep'08 Dec'08 Mar'09 Jun'09

Sector Source: Central Banks

(*) Average European banks included in our peer group

Santander

C _____ Credit quality 19 Our ratios still compare very well with peers at Group level and in the main markets where we operate Group ratios (Jun.’09) Spain 4.54 4.90 NPLs _____ Coverage _____ NPLs in % 4.20 (August) Banks + Savings banks 3.32 4.40% 2.56 72% 2.82% 58% 1.61 0.83 1.11 2.98 2.40 2.72 1.95 1.50 Grupo SAN 0.88 1.08 0.64 Dec’07 Mar’08 Jun’08 Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 SAN _____ European peers* SAN _____ European peers* Sector Source: Banco de España United Kingdom** Latin America** NPLs in % Sector _____ NPLs in % Sector 2.39 2.43 5.9% 1.88 5.4% 1.44 5.0% 1.10 1.21 1.33 4.6% 4.3% 4.5% 4.5% 5.0% 5.2% 1.13 1.34 1.34 4.5% 0.69 0.72 0.72 0.77 0.93 4.0% 4.1% Grupo SAN Grupo SAN 3.7% 3.9% Dec’07 Mar’08 Jun’08 Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 Dec’07 Mar’08 Jun’08 Sep’08 Dec’08 Mar’09 Jun’09 Sector Source: Council of Mortgage Lenders _____ Sector Source: Central Banks (*) Average European banks included in our peer group (**) Data in local criteria, on a like-for-like basis with the sector sources. Latam series restructured because of Venezuela’s disposal and estimate of regulatory changes in Chile

Agenda 20 Grupo Santander Management Drivers Group Results 9M’09 Business Areas Results 9M’09 Conclusions Appendix

21

Continental Europe 9M'09

Attrib. profit: EUR 3,986 mill.

Var. 9M'09 / 9M'08 (%)

Excluding perimeter
Gross income
+16.3%
+10%
Expenses
+7.7%
0%
Net operating income
+21.6%
+16%
Net oper. inc. net of LLPs
+16.5%
+15%
Attributable profit
+16.1%
+15%

Net operating income

EUR million

Total
Global businesses
Retail banking
2,166
2,157
2,252
2,528
2,605
2,769
2,620
1,833
1,907
1,957
1,985
2,201
2,244
2,176
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Attributable profit

EUR million

Santander

Continental Europe 9M’09 21 Higher profit due to: resilience of retail revenues and very good year of GBM, costs under control and active risk management Attrib. profit: EUR 3,986 mill. Net operating income EUR million Var. 9M’09 / 9M’08 (%) 2,769 Excluding 2,528 2,605 2,620 Total 2,252 perimeter 2,166 2,157 Global businesses 2,244 2,176 Gross 2,201 +16.3% +10% income 1,985 1,957 Retail 1,907 1,833 banking Expenses +7.7% 0% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Net _____ Attributable profit operating +21.6% +16% EUR million income 1,289 1,368 1,329 1,210 1,236 Net oper. 1,133 1,089 1,290 1,358 1,291 inc. net of +16.5% +15% LLPs Attributable +16.1% +15% profit Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Perimeter impact

22

Continental Europe main units 9M'09

EUR Mill. and % o/ 9M'08

Gross income: 12,382 mill.; +16.3%
Net operating income: 7,994 mill.; +21.6%
Attributable profit: 3,986 mill.; +16.1%
SAN branch network
4,074 +1.8%
2,496 +2.6%
1,541 +10.3%
Banesto
1,948 +4.6%
1,172 +7.6%
609 +4.2%
Santander Consumer Finance
3,125 +30.2%
2,272 +31.6%
483 -13.9%
Portugal
960 +4.7%
555 +7.5%
412 +0.3%
+10%
+13%
+3%
Other
1,490 2,275 +54.8%
1,125 1,499 +85.3%
820 941 +96.4%
GBM
GBM
GBM

Santander

Continental Europe main units 9M’09 22 EUR Mill. and % o/ 9M’08 The three large retail units and GBM increased their recurring profit. Consumer harder hit by environment and perimeter Gross income: Net operating income: Attributable profit: 12,382 mill.; +16.3% 7,994 mill.; +21.6% 3,986 mill.; +16.1% SAN branch 4,074 +1.8% 2,496 +2.6% 1,541 +10.3% network Banesto 1,948 +4.6% 1,172 +7.6% 609 +4.2% +10% +13% +3% Santander Consumer 3,125 +30.2% 2,272 +31.6% 483 -13.9% Finance Portugal 960 +4.7% 555 +7.5% 412 +0.3% Other 1,490 2,275 +54.8% 1,125 1,499 +85.3% 820 941 +96.4% GBM _____ GBM _____ GBM

23

Santander Branch Network 9M'09

Management drivers

- **Revenues:** spreads vs. moderate growth

Volumes

Var. Sep'09 / Sep'08

+20%
-0.4%
Loans
Deposits

Net interest inc. / ATAs

2.86%
3.35%
9M'08
9M'09

Net entries

Base 100: Q1'08

100
208
212
324
248
159
134
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

% recoveries / entries

69
59
66
62
75
78
74
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Results

Gross income

Base 100: Q1'08

100
100
99
103
103
104
97
+1.8
+0.7
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Revenues
Expenses

Efficiency ratio

% var. 9M'09/9M'08

39.2%
38.7%
9M'08
9M'09

Net operating income / Provisions

EUR million

Var.Q309/Q308

Net op. income
Provisions
Net op. income net of LLPs
814
815
804
867
859
864
773
-3.8%
698
648
574
736
754
725
652
+13.5%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Santander

Santander Branch Network 9M’09 23 Management drivers _____ Results Revenues: spreads vs. moderate growth _____ Gross income Efficiency ratio Volumes _____ Net interest inc. / ATAs _____ Base 100: Q1’08 % var. 9M’09/9M’08 Var. Sep’09 / Sep’08 +20% 3.35% 2.86% 103 103 104 100 39.2% 100 99 97 +1.8 -0.4% +0.7 38.7% 9M’08 9M’09 Loans _____ Deposits Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Revenues Expenses 9M’08 9M’09 Expenses: flat for 7 straight quarters Risks: significant improvement in recoveries _____ Net operating income / Provisions Net entries % recoveries / entries EUR million Var.Q309/Q308 Base 100: Q1’08 Net op. 867 864 324 income 814 815 804 859 773 -3.8% 248 75 78 74 Provisions 208 212 69 159 134 59 66 62 100 Net op. 736 754 725 698 648 652 +13.5% income net 574 of LLPs Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3

Banesto 9M'09

24

Management drivers

- **Revenues:** spreads vs. lower growth

Volumes

Var. Sep'09 / Sep'08
+1%
-1%
Loans
Deposits

Net interest inc. / ATAs*

2.58%
3.01%
9M'08
9M'09

*Retail Banking

- **Expenses:** flat for seven straight quarters

- **Risks:** improved trend of net entries
  - credit quality ratios: of the best among its peers

Results

Gross income | **Efficiency ratio**

Base 100: Q1'08
100
103
103
101
104
108
107
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
% var. 9M'09/9M'08
+4.6
+0.4
Revenues
Expenses
41.5%
39.8%
9M'08
9M'09

Net operating income / Provisions

EUR million
Var.Q309/Q308
Net op. income
Provisions
Net op. income net of LLPs
355
369
366
353
378
401
394
+7.7%
293
299
292
259
297
308
299
+2.5%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Santander

Banesto 9M’09 24 Management drivers _____ Results Revenues: spreads vs. lower growth _____ Gross income Efficiency ratio Base 100: Q1’08 % var. 9M’09/9M’08 Volumes _____ Net interest inc. / ATAs* 108 107 41.5% 104 Var. Sep’09 / Sep’08 103 103 +4.6 3.01% 100 101 +1% 2.58% 39.8% +0.4 -1% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Revenues Expenses 9M’08 9M’09 9M’08 9M’09 Loans _____ Deposits *Retail Banking _____ Net operating income / Provisions EUR million Var.Q309/Q308 Expenses: flat for seven straight quarters _____ Net op. 401 +7.7% 369 366 378 394 income 355 353 Provisions Risks: improved trend of net entries Net op. +2.5% income net 293 299 292 297 308 299 – credit quality ratios: of the best among its 259 of LLPs peers Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3

25

Santander Consumer Finance 9M'09

Management drivers

- **Revenues:** spreads and volume growth

Loans spreads

Volumes

Var. Sep'09 / Sep'08

+6%
+34%
Loans *
Deposits*

(*) Excl. perimeter: -8%; +21%

Coverage
NPLs
87%
86%
89%
90%
92%
3.87%
4.18%
4.64%
5.14%
5.46%
Sep'08
Dec'08
Mar'09
Jun'09
Sep'09

- Lower entries and absorption of net operating income stable

Net entries

Base 100: 4Q'08

100
96
89
83
Q4'08
Q1'09
Q2
Q3

Provisions / Net op. inc.

Results

Gross income

Base 100: Q1'08

100
111
118
125
142
142
144
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Efficiency ratio

% var. 9M'09/9M'08

+30.2 *
+26.8*
Revenues
Expenses
28.0%
27.3%
9M'08
9M'09

(*) Excl. perimeter: +14%; +0%

Net operating income / Provisions

EUR million

Var.Q309/Q308

Net op. income
Provisions
Net op. income net of LLPs
516
594
617
668
745
757
770
+24.8%*
248
307
253
196
244
253
264
+4.3%**
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

(*) Excl. perimeter: +12%

(**) Excl. perimeter: -9%

Santander Consumer Finance 9M’09 25 Management drivers _____ Results Revenues: spreads and volume growth _____ Gross income Efficiency ratio Loans spreads _____ Volumes _____ Base 100: Q1’08 % var. 9M’09/9M’08 4.69 Var. Sep’09 / Sep’08 4.61 4.32 142 142 144 3.78 3.76 3.85 4.03 +34% 28.0% 125 +30.2 * +26.8* +6% 111 118 100 27.3% Q1’08Q2 Q3 Q4 Q1’09 Q2 Q3 Loans * Deposits* (*) Excl. perimeter: -8%; +21% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Revenues Expenses 9M’08 9M’09 Expenses: flat on a like-for-like basis (*) Excl. perimeter: +14%; +0% Risks: large provisions and NPLs as projected _____ Net operating income / Provisions 87% 86% 89% 90% 92% Coverage _____ EUR million Var.Q309/Q308 NPLs 5.14% 5.46% 745 757 770 +24.8%* 4.18% 4.64% 668 3.87% 617 Net op. 594 Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 income 516 – Lower entries and absorption of net operating _____ Provisions income stable Net entries _____ Provisions / Net op. inc. Net op. 264 +4.3%** income net 307 253 253 Base 100: 4Q’08 248 196 244 of LLPs 100 96 89 71% 67% 67% 66% 83 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 (*) Excl. perimeter: +12% (**) Excl. perimeter: -9% Q4’08 Q1’09 Q2 Q3 Q4’08 Q1’09 Q2 Q3

Portugal 9M'09

26

Management drivers

- **Revenues:** assets spreads, focus on deposits and SMEs growth

Volumes

Var. Sep'09 / Sep'08

+2%
+3%
Loans
Deposits

Net interest inc. / ATAs

1.72%
1.74%
9M'08
9M'09

Loans: +2%

Var. Sep'09 / Sep'08

+1%
+7%
+1%
Individuals
SMEs / Businesses
Companies

Savings: +5%

+3%
-3%
+25%
Deposits
Mutual + Pen. funds
Insurance Savings-Inv.

Results

Gross income

Base 100: Q1'08

100
100
99
97
107
103
103
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Efficiency ratio

% var. 9M'09/9M'08

+4.7
+1.2
Revenues
Expenses
43.7%
42.2%
9M'08
9M'09

Net operating income / Provisions

EUR million

Var.Q309/Q308
Net op. income
Provisions
Net op. income net of LLPs
175
173
168
162
197
182
175
+4.0%
176
166
169
154
185
151
156
-7.7%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Portugal 9M’09 26 Management drivers _____ Results Revenues: assets spreads, focus on deposits Gross income Efficiency ratio and SMEs growth Base 100: Q1’08 % var. 9M’09/9M’08 Volumes _____ Net interest inc. / ATAs Var. Sep’09 / Sep’08 43.7% 1.72% 1.74% 107 103 103 +4.7 +3% 100 100 +2% 99 97 42.2% +1.2 Loans _____ Deposits 9M’08 9M’09 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Revenues Expenses 9M’08 9M’09 Loans: +2% Savings: +5% Var. Sep’09 / Sep’08 Net operating income / Provisions +25% +7% EUR million +1% +1% +3% Var.Q309/Q308 Net op. 197 -3% income 175 173 182 168 162 175 +4.0% Individuals SMEs / Companies Deposits Mutual + Insurance _____ Provisions Businesses _____ Pen. funds Savings-Inv. Net op. 176 169 185 166 154 151 156 -7.7% income net Expenses: remained virtually flat _____ of LLPs Risks: reduced provisions with NPL ratio under control (2%) Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3

27

United Kingdom 9M'09

Attributable profit: £ 1,164 mill. (EUR 1,314 mill.)

Var. 9M'09 / 9M'08 en £ (%)
Excluding perimeter
Gross income
+65.4%
+24%
Expenses
+45.8%
+1%
Net operating income
+82.3%
+45%
Net oper. inc. net of LLPs
+61.6%
+31%
Attributable profit
+57.9%
+28%

Net operating income

Sterling million
Total
Global businesses
Retail
374
392
422
501
686
745
735
317
322
354
373
571
595
630
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Attributable profit

Sterling million
Perimeter impact
235
250
252
254
372
419
374
312
335
299
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Santander

United Kingdom 9M’09 27 Excellent performance fuelled by Abbey and GBM; moreover, positive contribution from the new units. Of note in the quarter: retail banking Attributable profit: £ 1,164 mill. Net operating income (EUR 1,314 mill.) Sterling million Var. 9M’09 / 9M’08 en £ (%) 745 735 Excluding 686 perimeter 501 Total 392 422 Gross 374 630 +65.4% +24% Global 595 income businesses 571 354 373 Retail 322 317 Expenses +45.8% +1% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Net _____ Attributable profit operating +82.3% +45% Sterling million income Perimeter impact 419 Net oper. 372 374 inc. net of +61.6% +31% 252 254 235 250 335 LLPs 312 299 Attributable +57.9% +28% profit Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3

United Kingdom 9M'09

28

Larger lending spreads ...

Percentage

Including A&L since Q1'09

... and improved efficiency ...

"Jaws"

% var. 9M'09/9M'08

+65.4
+45.8
Revenues
Expenses

Efficiency ratio

46.2%
40.7%
9M'08
9M'09

... produced strong gains in net operating income

Sterling million

Net operating income

+74.3%
+55.5%
374
392
422
501
686
745
735
314
334
334
345
497
570
520
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Net operating income net of provisions
Provisions

Net operating income more than triple provisions

Santander

United Kingdom 9M’09 28 Sustained results due to spreads management, costs control and moderate provisions Larger lending spreads ... ... produced strong gains in net operating income Percentage Sterling million 1.67 1.44 Net operating income 1.13 0.88 0.70 0.77 745 0.66 735 +74.3% 686 Q108 Q2 Q3 Q4 Q1’09 Q2 Q3 501 Including A&L since Q1’09 422 374 392 .... and improved efficiency ... +55.5% 570 520 497 “Jaws” Efficiency ratio 314 334 334 345 % var. 9M’09/9M’08 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 +65.4 46.2% Net operating income net of provisions +45.8 Provisions 40.7% Net operating income more than Revenues _____ Expenses _____ triple provisions 9M’08 9M’09

29

United Kingdom 9M'09

Business strategy underscoring the bank's priorities

Mortgages stock

Balances in Bill. £

Deposits stock*

Balances in Bill. £

+14%
123.0
140.2
Sep'08
Sep'09

Corporate loans stock**

Balances in Bill. £

+1%
23.9
24.1
Sep'08
Sep'09

Other

UPLs

Balances in Bill. £

-24%
6.1
4.6
Sep'08
Sep'09

Securities portfolio

Balances in Bill. £

15.0
-27%
11.0
Dec'08
Sep'09

(*) Including commercial, corporate and investments deposits

(**) Performace impacted by Porterbrook disposal (balances: £ 2.1 bn)

Santander

United Kingdom 9M’09 29 Business strategy underscoring the bank’s priorities Mortgages stock _____ Deposits stock* Balances in Bill. £ Balances in Bill. £ +2% +14% 140.2 154.6 158.1 18% market 123.0 share in gross new mortgage loans Sep’08 Sep’09 Sep’08 Sep’09 Corporate loans stock** Other Balances in Bill. £ UPLs Securities portfolio +1% Balances in Bill. £ Balances in Bill. £ 23.9 24.1 15.0 -24% -27% 6.1 11.0 4.6 Sep’08 Sep’09 Sep’08 Sep’09 Dec’08 Sep’09 Note: Data in local criteria. 2008 data including A&L (*) Including commercial, corporate and investments deposits (**) Performace impacted by Porterbrook disposal (balances: £ 2.1 bn)

Total Latin America

30

Attributable profit: US$ 3,816 mill. (EUR 2,798 mill.)

Var. 9M'09 / 9M'08 in US$ (%)
Excluding forex
Gross income
-6.0%
+15%
Expenses
-19.6%
-2%
Net operating income
+4.4%
+28%
Net oper. inc. net of LLPs
-10.0%
+10%
Attributable profit
-12.1%
+6%

Net operating income

Constant US$ million
Total
Global businesses
Retail
2,876
2,966
2,871
2,862
3,604
3,680
3,874
2,372
2,398
2,256
2,273
2,736
2,796
3,095
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Attributable profit

Constant US$ million
1,221
1,162
1,217
1,073
1,240
1,249
1,326
1,142
1,074
1,141
851
1,136
1,243
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Venezuela impact

Note: 2008 proforma with Banco Real

Santander

Total Latin America 30 Performance in dollars very impacted by exchange rates. Excluding it, net operating income increased 28%, comfortably absorbing the larger provisions Attributable profit: US$ 3,816 mill. Net operating income (EUR 2,798 mill.) Constant US$ million 3,874 Var. 9M’09 / 9M’08 in US$ (%) 3,604 3,680 Excluding forex _____ Total 2,876 2,966 2,871 2,862 Gross Global -6.0% +15% businesses income 3,095 2,736 2,796 Retail 2,372 2,398 2,256 2,273 Expenses -19.6% -2% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Net _____ Attributable profit operating +4.4% +28% income _____ Constant US$ million Net oper. 1,249 1,326 1,221 1,217 1,240 1,162 inc. net of -10.0% +10% 1,073 1,142 1,141 1,243 LLPs 1,136 1,074 851 Attributable -12.1% +6% profit Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Venezuela impact Note: 2008 proforma with Banco Real

Latin America units 9M’09 31 Constant US$ Mill. and % o/ 9M’08 High growth rates in revenues and spreads in all countries except Mexico, as it was harder hit by recession Gross income: Net operating income: Attributable profit: 17,718 mill.; +15% 11,158 mill.; +28% 3,816 mill.; +6% Brazil 11,516 +19% 7,273 +38% 2,167 +22% Mexico 2,491 +1% 1,673 +2% 480 -25% Chile 1,825 +9% 1,221 +13% 533 -1% Other 1,886 +17% 991 +35% 527 +30% Venezuela (discontinued 108 -55% operations)

Brazil 9M'09

32

Attributable profit: US$ 2,167 mill. (EUR 1,589 mill.)

Gross income
+18.8%
Expenses
-4.0%
Net operating income
+37.9%
Net oper. inc. net of LLPs
+13.0%
Attributable profit
+22.0%

Net operating income

Constant US$ million

Total
Global businesses
Retail
1,807
1,754
1,713
1,703
2,291
2,327
2,656
1,457
1,380
1,318
1,326
1,791
1,767
2,191
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3*

Attributable profit

Constant US$ million

630
574
573
491
635
717
815
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Note: 2008 proforma with Banco Real

Santander

Brazil 9M’09 32 Higher profit for third straight quarter. Sound revenues and cost cuts offset the larger provisions Attributable profit: US$ 2,167 mill. Net operating income (EUR 1,589 mill.) Constant US$ million 2,656 Var. 9M’09 / 9M’08 in constant US$ (%) 2,291 2,327 Total1,807 1,754 1,713 1,703 Gross +18.8% Global income businesses 2,191 1,791 1,767 1,380 1,318 1,326 Retail 1,457 Expenses -4.0% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3* Net _____ Attributable profit operating +37.9% income _____ Constant US$ million 815 717 Net oper. 630 635 inc. net of +13.0% 574 573 LLPs 491 Attributable +22.0% profit Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Note: 2008 proforma with Banco Real (*) Including capital gains from Visanet green shoe (US$131 mill.) offset with generic provisions

Brazil 9M'09

33

Management drivers

Volumes

Var. Sep'09 /Sep'08 in local currency

+2%
+2%
Loans
Deposits excl. Repos

Net interest inc. / ATAs

7.70
7.48
7.22
7.19
7.24
7.50
7.82
Q1'08 Q2 Q3 Q4 Q1'09 Q2 Q3

- **Expenses:** sharp fall backed by synergies

Expenses

Var. o/ same period previous year

+3.0%
-2.5%
-4.0%
-5.3%
2008
Q109
Q2
Q3

Net entries

Base 100: Q4'08

100
70
109
85
Q4'08
Q1'09
Q2
Q3

Provisions / Net op. inc.

54%
45%
47%
51%
Q4'08
Q1'09
Q2
Q3

Results

Gross income

Base 100: Q1'08

100
99
99
100
114
115
125
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3*

Efficiency ratio

% var. 9M'09/9M'08

+18.8
-4.0
Revenues*
Expenses
45.6%
36.8%
9M'08
9M'09

Net operating income / Provisions

Var.Q309/Q308
Net op. income
Provisions
Net op. income net of LLPs
1,807
1,754
1,713
1,703
2,291
2,327
2,656
+55.1%
1,261
1,112
1,003
789
1,263
1,242
1,310
+30.6%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3*

Note: Data in constant US$

Note: 2008 proforma with Banco Real

Santander

Brazil 9M’09 33 Management drivers _____ Results Revenues: spreads management in a lower growth _____ Gross income Efficiency ratio scenario of the country’s private-sector banks _____ % var. 9M’09/9M’08 Base 100: Q1’08 Volumes _____ Net interest inc. / ATAs 45.6% Var. Sep’09 /Sep’08 in local currency 125 7.82 7.70 7.48 7.50 +18.8 +2% +2% 7.22 7.19 7.24 114 115 100 100 99 99 36.8% Loans _____ Deposits excl. Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Repos _____ Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3* 9M’08 9M’09 -4.0 Expenses: sharp fall backed by synergies Revenues* Expenses Expenses Var. o/ same period previous year _____ Net operating income / Provisions +3.0% Var.Q309/Q308 -2.5% -4.0% -5.3% 2,656 +55.1% 2,291 2,327 2008 Q1’09 Q2 Q3 Net op. Risks: larger provisions, with stable share o/net _____ income 1,807 1,754 1,713 1,703 operating income _____ Provisions Net entries _____ Provisions / Net op. inc. Net op. +30.6% 1,263 1,310 Base 100: Q4’08 income net 1,261 1,112 1.003 1,242 of LLPs 789 100 109 54% 51% 85 45% 47% 70 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3* Q4’08 Q1’09 Q2 Q3 Q4’08 Q1’09 Q2 Q3 Note: Data in constant US$ Note: 2008 proforma with Banco Real (*) Including capital gains from Visanet green shoe (US$ 131 mill.) offset with generic provisions

34

Mexico 9M'09

Management drivers

Volumes

Var. Sep'09/Sep'08 in local currency

-13%
+6%
Loans
Deposits excl. Repos

Net interest inc. / ATAs

4.80
4.61
4.52
4.54
3.67
3.84
4.32
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

- **Expenses:** Rigorous management of investments and expenses

Expenses

Var. o/ same period last year

+10.1%
+2.1%
+0.9%
-2.9%
2008
Q109
Q2
Q3

- **Risks:** adjustment card business + focus on recoveries

Net entries

Base 100: Q4'08

100
97
99
80
Q4'08
Q1'09
Q2
Q3

Provisions / Net op. inc.

75%
54%
52%
45%
Q4'08
Q1'09
Q2
Q3

Results

Gross income | **Efficiency ratio**

100
111
95
97
103
107
100
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
+1.5
+0.0
Revenues
Expenses
33.3%
32.8%
9M'08
9M'09

Net operating income / Provisions

Var.Q309/Q308
Net op. income
Provisions
Net op. income net of LLPs
533
626
478
453
553
595
525
+9.9%
367
378
186
114
254
283
290
+55.8%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Note: Data in constant US$

Santander

Mexico 9M’09 34 Management drivers _____ Results Revenues: Evolution conditioned by environment _____ Gross income Efficiency ratio and decline in cards and consumer Base 100: Q1’08 % var. 9M’09/9M’08 Volumes _____ Net interest inc. / ATAs Var. Sep’09/Sep’08 in local currency +6% 4.80 4.61 4.52 4.54 111 4.32 107 33.3% -13% 3.67 3.84 100 32.8% 97 103 100 95 +1.5 Loans _____ Deposits excl. Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 +0.0 Repos Expenses: Rigorous management of investments _____ Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Revenues Expenses 9M’08 9M’09 and expenses Expenses Var. o/ same period last year _____ Net operating income / Provisions +10.1% +2.1% +0.9% Var.Q309/Q308 626 595 -2.9% Net op. 533 553 income 525 +9.9% 2008 Q1’09 Q2 Q3 478 453 Risks: adjustment card business + focus on recoveries Provisions Net entries _____ Provisions / Net op. inc. Net op. Base 100: Q4’08 income net 367 378 254 283 290 +55.8% 100 97 99 75% of LLPs 186 80 54% 52% 114 45% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4’08 Q1’09 Q2 Q3 Q4’08 Q1’09 Q2 Q3 Note: Data in constant US$

Chile 9M'09

35

Management drivers

Volumes

Var. Sep'09/Sep'08 in local currency

-2%
-6%
Loans
Deposits excl. Repos

Net interest inc. / ATAs

4.41
4.88
5.55
5.13
3.49
4.74
4.38
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

- **Expenses:** already at "zero growth"

Expenses

Var. o/ same period last year

+8.0%
+4.2%
-0.7%
-1.0%
2008
Q109
Q2
Q3

- **Risks:** Impact from new recoveries unit

Net entries

Base 100: Q4'08

100
110
81
65
Q4'08
Q1'09
Q2
Q3

Provisions / Net op. inc.

32%
44%
37%
33%
Q4'08
Q1'09
Q2
Q3

Results

Gross income

Base 100: Q1'08

100
115
132
132
127
128
121
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Efficiency ratio

% var. 9M'09/9M'08

+8.6
+0.7
Revenues
Expenses
35.7%
33.1%
9M'08
9M'09

Net operating income / Provisions

Var.Q309/Q308
Net op. income
Provisions
Net op. income net of LLPs
296
350
434
436
418
418
385
-11.3%
210
228
315
295
232
264
259
-17.8%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Note: Data in constant US$

Santander

Chile 9M’09 35 Management drivers _____ Results Revenues: good performance with customers _____ Gross income Efficiency ratio but sharp negative impact from UF deflation Base 100: Q1’08 % var. 9M’09/9M’08 Volumes _____ Net interest inc. / ATAs Var. Sep’09/Sep’08 in local currency 132 5.55 132 127 5.13 4.74 128 121 35.7% 4.41 4.88 4.38 115 -2% 3.49 +8.6 100 -6% 33.1% Loans _____ Deposits excl. +0.7 Repos _____ Q1’08Q2 Q3 Q4 Q1’09 Q2 Q3 Revenues Expenses 9M’08 9M’09 Expenses: already at “zero growth” Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Expenses Var. o/ same period last year _____ Net operating income / Provisions +8.0% +4.2% Var.Q309/Q308 434 436 418 -0.7% -1.0% 418 350 385 -11.3% Net op. 2008 Q1’09 Q2 Q3 296 income Risks: Impact from new recoveries unit _____ Provisions Net entries _____ Provisions / Net op. inc. 315 295 Net op. 228 232 264 259 -17.8% income net 210 Base 100: Q4’08 of LLPs 100 110 81 44% 37% 33% 65 32% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4’08 Q1’09 Q2 Q3 Q4’08 Q1’09 Q2 Q3 Note: Data in constant US$

Corporate Activities 36 Performance o/9M’08: lower earnings (equity method, gains on financial transactions and dividends), rentals and Metrovacesa provision Attributable profit Corporate Activities (9M’09 vs. 9M’08 difference ) Main impacts: EUR mill. Dividends and equity -169 Metrovacesa charge -195 Lower gains on financial transactions -312 Expenses (higher rentals) -106 Other items and taxes -250 Total impact on profit: -1,032

37 SECONDARY SEGMENTS

38

Retail Banking

Retail Banking

Var. 9M'09 / 9M'08 (%) in EUR

Excl. fx and perimeter
Gross income
+16.6%
+10%
Expenses
+9.9%
+0%
Net operating income
+21.7%
+18%
Net oper. inc. net of LLPs
+0.6%
+0%
Attributable profit
-1.8%
-3%

Net operating income

EUR million

Attributable profit

EUR million

Santander

Retail Banking 38 Strong resilience of retail banking to the environment, maintaining results sustainability Retail Banking _____ Net operating income Var. 9M’09 / 9M’08 (%) in EUR _____ EUR million +27% 5,403 Excl. fx and 4,822 5,142 perimeter 4,153 4,224 4,251 4,056 Gross +16.6% +10% income Expenses +9.9% +0% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Net _____ Attributable profit operating +21.7% +18% income _____ EUR million +8% Net oper. 1,981 1,986 1,844 1,843 1,828 1,752 1,643 inc. net of +0.6% +0% LLPs +13% Attributable -1.8% -3% profit Q1’08 Q2 Q3 Q4 Q1’09 Q2* Q3 • Venezuela impact registered under discontinued operations. In Q1’09; € 81 mill. , Q2’09: € 1 mill.; Q3’09: 0 mill.

Global Wholesale Banking (GBM)

39

Attributable profit: EUR 2,185 mill.

Var. 9M'09 / 9M'08
Gross income
+35.6%
Expenses
-12.3%
Net operating income
+59.7%
Net oper. inc. net of LLPs
+68.6%
Attributable profit
+80.9%

Net operating income

Attributable profit

Santander

Global Wholesale Banking (GBM) 39 Excellent business performance over 2008 backed by market share gains and spreads ... Net operating income Attributable profit: EUR 2,185 mill. EUR million 1,152 Var. 9M’09 / 9M’08 975 983 951 Gross 715 +35.6% 628 605 income Expenses -12.3% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Net operating +59.7% Attributable profit income EUR million Net oper. 879 inc. net of +68.6% 634 672 LLPs 533 394435 379 Attributable +80.9% profit Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3

40

Global Wholesale Banking (GBM)

… and the area's management capacities

Solid revenues generation …

- **By customer revenues**

Gross income (EUR mill.)
Total
Trading
Customers
954
149
805
933
134
799
1,041
61
980
1,266
169
1,097
1,264
116
1,148
1,430
168
1,262
1,275
147
1,128
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

… in our core markets …

…based on a diversified product portfolio …

Customer revenues (EUR mill.)
+37%
3,538
TOTAL
2,584
Equities
631
Investment banking
150
Hedges of interest / exchange rates
757
Corporate Banking*
1,046
714
87
1,069
1,668
+13%
-42%
+41%
+59%
9M'08
9M'09

(*) Including Global Transaction Banking and Credit

Santander

Global Wholesale Banking (GBM) 40 .... and the area’s management capacities Solid revenues generation ... ...based on a diversified product portfolio ... By customer revenues Customer revenues (EUR mill.) Gross income (EUR mill.) 1,430 3,538 1,266 1,264 168 1,275 +37% 169 116 147 Total 1,041 714 954 933 61 Trading 149 TOTAL 2,584 134 87 +13% 1,262 1,097 1,148 1,128 631 -42% 980 Equities 1,069 Customers 805 799 Investment banking 150 +41% Hedges of interest / 757 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 exchange rates +59% 1,668 Corporate .... in our core markets ... Banking* 1,046 Spain, Brazil and the UK generate around 9M’08 9M’09 80% of customer revenues (*) Including Global Transaction Banking and Credit

Global Wholesale Banking (GBM)

41

… and the area's management capacities

Strict in costs

Operating expenses (EUR mill.)

Strict commitment in risks and in capital consumption

- High quality of credit portfolio
- Revenue growth without increasing risk …
- … and without further liquidity needs

Loans to GBM customers

EUR billion

69
69
Sep'08
Sep'09

GBM Risk-weighted assets

Sep'08 = 100

100
86
Sep'08
Sep'09

Excluding forex impact

Santander

Global Wholesale Banking (GBM) 41 ....and the area’s management capacities Strict in costs _____ Strict commitment in risks and in capital consumption Effort made in reducing structures in 2008 and 2009 High quality of credit portfolio Further efficiency improvement, differentiating us from our competitors _____ Revenue growth without increasing risk ... Operating expenses (EUR mill.) .... and without further liquidity needs -11% Loans to GBM customers _____ GBM Risk-weighted assets 325 328 327 EUR billion _____ Sep’08 = 100 315 290 292 278 100 69 69 86 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Sep’08 Sep’09 Sep’08 Sep’09 Excluding forex impact

42

Asset Management and Insurance

High contribution to the Group via revenues and profit

1 Generates revenues for retail networks (cross-selling) …

- In 9M'09: EUR 2,709 mill. of gross income from mutual funds and insurance

= 9% of Group's revenues

2 … maintaining sustained results

- After costs and fees paid to the networks

Attributable profit (EUR mill.)

115
136
105
115
106
123
89
Asset Mgmt.
Insurance
41
74
43
93
36
67
39
76
21
85
19
104
8
81
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3

Asset Management

- Starting volumes recovery, still without impact on revenues

Managed assets (EUR billion)

131
101
100
105
111
D'07
D'08
M'09
J'09
S'09

Expenses (EUR million)

139
-17%
115
9M'08
9M'09

Insurance (PBT + fees)

EUR million

△ 9M'08 (const. EUR)

Brazil
440
+35%
Spain
334
-39%
Germany
292
+28%
UK
171
+42%
Other Latam
217
+11%
Other Europe
210
+1%
Sovereign
26
n.s.

Potential from global management + incorporations

Santander

Asset Management and Insurance 42 High contribution to the Group via revenues and profit 1 Generates revenues for retail _____ Asset Management networks (cross-selling) ... Starting volumes recovery, still without impact In 9M’09: EUR 2,709 mill. on revenues = 9% of of gross income from _____ Managed assets (EUR billion) Expenses (EUR million) Group’s mutual funds and 131 revenues 139 -17% insurance 115 111 101 105 2 100 .... maintaining sustained results After costs and fees paid to the networks _____ D’07 D’08 M’09 J’09 S’09 9M’08 9M’09 Attributable profit (EUR mill.) Insurance (PBT + fees) 136 EUR million U 9M’08 (const. EUR ) 123 115 115 105 106 43 19 Brazil 440 +35% Asset 89 Mgmt. 41 39 21 Spain 334 -39% 36 8 Potential from Germany 292 +28% global 93 104 UK 171 +42% management + 74 76 85 81 Insurance 67 incorporations Other Latam 217 +11% Other Europe 210 +1% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 n.s. Sovereign 26

43 SOVEREIGN

Sovereign: contribution to Grupo Santander results

44

Net operating income quarterly increase …

US$ million

Gross income
501
+9%
544
+3%
561
Expenses
374
-11%
332
-3%
323
Net operating income
127
+66%
212
+12%
238
Q1'09*
Q2'09
Q3'09

… already higher than provisions in the third quarter

Loan-loss provisions

US$ million

183
238
221
Q1'09*
Q2'09
Q3'09

Provisions / gross loans (%)

2.63
2.94
3.57
Mar'09
Jun'09
Sep'09

Attributable profit

US$ million

Note: data under Group criteria

(*) February-March data at a quarterly rate

Santander

Sovereign: contribution to Grupo Santander results 44 Higher revenues, lower costs and provisions under control: moving toward the break-even point Net operating income quarterly increase ... US$ million 544 +3% 561 Gross income 501 +9% 332 -3% 323 Expenses 374 -11% Attributable profit US$ million Net operating 212 +12% 238 income 127 +66% Q1’09* Q2’09 Q3’09 .... already higher than provisions in the -4 -10 third quarter -25 Loan-loss provisions _____ Provisions / gross loans (%) Q1’09 Q2’09 Q3’09 US$ million 3.57 238 221 183 2.94 2.63 Q1’09* Q2’09 Q3’09 Mar’09 Jun’09 Sep’09 Note: data under Group criteria (*) February-March data at a quarterly rate

Sovereign: main business highlights

45

Gross loans

US$ billion
-9%
55.9
54.9
52.9
50.8
Dec'08
Mar'09
Jun
Sep

Exiting non-basic segments:
- Auto: -29% o/Dec.08
- C&I and other (*): -15% o/Dec.08

Deposits

US$ billion
Retail demand deposits
Retail time and others**
+7%
25.8
27.2
28.3
27.7
-18%
22.6
23.3
21.0
18.5
Dec'08
Mar'09
Jun
Sep
Dec'08
Mar'09
Jun
Sep

Focus on core deposits
Exiting expensive deposits

Santander

Sovereign: main business highlights 45 In loans: reducing of non-basic loans In deposits: focus on reducing the financing cost Gross loans _____ Deposits US$ billion _____ US$ billion -9% Retail demand deposits _____ Retail time and others** 55.9 54.9 52.9 +7% 50.8 28.3 27.7 -18% 27.2 25.8 22.6 23.3 21.0 18.5 Dec’08 Mar’09 Jun _____ Sep _____ Dec’08 Mar’09 Jun _____ Sep Dec’08 Mar’09 Jun _____ Sep Exiting non-basic segments: Focus on core deposits • Auto: -29% o/Dec.08 Exiting expensive deposits • C&I and other (*): -15% o/Dec.08 Note: data under US GAAP (*) Commercial and Industrial (**) Wholesale (demand and time deposits), government and repos

Agenda 46 Grupo Santander Management Drivers Group Results 9M’09 Business Areas Results 9M’09 Conclusions Appendix

47

Amid a difficult banking scenario, Santander was able to ....

Maintain high profits

- Quarterly recurring profit around EUR 2.2 billion
- Obtain value from diversification
- Obtain value from integrations and synergies

Strengthen balance sheet and capital

- Capacity to allocate provisions: Net operating income 2.4x provisions
- Generation of free capital
- Reinforced due to application of extraordinary results

- Generic provisions proforma: EUR 7.5 Bill.
- Core capital Sep.09 proforma: 8.4%

Generate value for shareholders

- Sustained increase of book value per share
- Maintain pay-out policy: high quarterly dividends
- Surpassing peers and the market in profitability in the long-, medium- and short term

Santander

Amid a difficult banking scenario, Santander was able to .... 47 Strengthen balance Generate value for Maintain high profits sheet and capital shareholders Quarterly recurring _____ Capacity to allocate _____ Sustained increase of profit around EUR 2.2 provisions: Net operating _____ book value per share billion _____ income 2.4x provisions Generation of free capital Obtain value from Reinforced due to Maintain pay-out policy: diversification application of high quarterly dividends extraordinary results Obtain value from integrations and _____ Surpassing peers and synergies _____ the market in Generic provisions _____ profitability in the long-, proforma: EUR 7.5 Bill. medium- and short term Core capital Sep.09 proforma: 8.4% All of it while remaining on track to reach the targets announced for the whole year

48

Outlook for the coming quarters

Macroeconomic scenario

- **Europe and the US**: starting moderate recovery
- **Latin America:** area of largest growth, starring Brazil …
- Stable **interest rates** environment, with an upward trend in zones of faster recovery

SAN management drivers

- **Revenues management differentiated by countries:** spreads, balances, product mix and fees
- **Strict management of expenses / synergies**
- **Management of integrations**
- **Management of risks / recoveries**
- **Efficient use of capital and liquidity**

Santander

Outlook for the coming quarters 48 Macroeconomic scenario _____ SAN management drivers Europe and the US: starting Revenues management moderate recovery differentiated by countries: spreads, balances, product mix and fees Latin America: area of largest growth, starring Brazil ... Strict management of expenses / synergies Stable interest rates environment, with an upward trend in zones of _____ Management of integrations faster recovery Management of risks / recoveries Efficient use of capital and liquidity

Agenda 49 Grupo Santander Management Drivers Group Results 9M’09 Business Areas Results 9M’09 Conclusions Appendix

50

Continental Europe. Main units spreads
(%)

SAN Branch Network

3.82
3.87
3.95
3.86
3.40
3.15
2.99
2.44
2.48
2.52
2.16
2.21
2.26
2.31
1.38
1.39
1.43
1.70
1.19
0.89
0.68
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Loans
Deposits
Total

Banesto Retail Banking

3.27
3.43
3.35
3.17
2.69
2.51
2.27
1.90
2.01
1.90
1.64
1.90
1.94
1.96
1.37
1.42
1.45
1.53
0.79
0.57
0.31
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Loans
Deposits
Total

Santander Consumer Lending

Portugal Retail Banking

Santander

50 Continental Europe. Main units spreads (%) SAN Branch Network _____ Banesto Retail Banking 3.82 3.87 3.95 3.86 3.40 3.43 3.35 3.15 3.27 3.17 2.99 2.69 2.44 2.48 2.52 2.51 2.27 2.16 1.90 2.01 1.90 1.64 2.21 2.262.31 1.90 1.96 1.94 1.43 1.70 1.37 1.42 1.45 1.53 1.38 1.39 1.19 0.89 0.79 0.57 0.68 0.31 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Loans Deposits Total Loans Deposits Total Santander Consumer Lending _____ Portugal Retail Banking 3.43 3.33 3.27 3.05 2.35 2.15 2.12 4.61 4.69 1.96 1.94 1.90 4.03 4.32 1.57 3.78 3.76 3.85 1.61 1.70 1.72 1.47 1.39 1.37 1.48 0.74 0.45 0.40 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Loans _____ Deposits Total

51

Continental Europe. NPLs and coverage

Banco Santander*

137%
96%
78%
69%
63%
1.36%
1.93%
2.35%
2.59%
2.82%
Sep'08
Dec'08
Mar'09
Jun'09
Sep'09
NPLs
Coverage

Banesto

Santander Consumer

Portugal

Santander

Continental Europe. NPLs and coverage 51 Banco Santander* Banesto 137% 96% 78% 146% 106% 85% 69% 63% 73% 70% 1.36% 1.93% 2.35% 2.59% 2.82% 1.18% 1.64% 1.96% 2.32% 2.62% Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 NPLs _____ Coverage _____ NPLs Coverage Santander Consumer _____ Portugal 87% 86% 89% 90% 92% 82% 77% 71% 65% 68% 5.14% 5.46% 4.18% 4.64% 3.87% 1.87% 2.13% 2.04% 1.65% 1.72% Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 NPLs _____ Coverage NPLs Coverage (*) Santander Branch Network NPL ratio was 3.86% and coverage 52%

52

United Kingdom. Spreads and NPL ratios
(%)

Spreads Retail Banking

2.00
1.95
2.01
2.02
2.04
2.22
2.25
1.34
1.25
1.24
1.14
1.13
1.44
1.67
0.66
0.70
0.77
0.88
0.91
0.78
0.58
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Loans
Deposits
Total

Note: Including A&L since Q1'09

NPLs and coverage ratios

Note: Including A&L since Dec'08

(*) UPLs coverage >100%

Santander

52 United Kingdom. Spreads and NPL ratios (%) Spreads Retail Banking _____ NPLs and coverage ratios 2.22 2.25 2.00 1.95 2.01 2.02 2.04 69% 1.67 57% 56% 45% 48%(*) 1.34 1.25 1.24 1.44 1.14 1.13 0.91 0.76% 1.04% 1.25% 1.54% 1.65% 0.77 0.88 0.78 0.660.70 0.58 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 Loans _____ Deposits _____ Total _____ NPLs Coverage Note: Including A&L since Q1’09 Note: Including A&L since Dec’08 (*) UPLs coverage 100%

Exchange rates. Latin America 9M’09 53 Strong depreciation of Latin American currencies against the dollar and euro AVERAGE RATES EUR / LOCAL CCY. 9M’09 9M’08 Var. US DOLLAR 1.364 1.520 11% BRAZILIAN REAL 2.826 2.560 -9% NEW MEXICAN PESO 18.610 15.983 -14% CHILEAN PESO 779.144 732.671 -6% AVERAGE RATES US$ / LOCAL CCY. 9M’09 9M’08 Var. BRAZILIAN REAL 2.072 1.684 -19% NEW MEXICAN PESO 13.646 10.515 -23% CHILEAN PESO 571.305 482.006 -16% (*) Positive sign: currency appreciation; negative sign: currency depreciation

Spreads main countries Latin America 54 (%) Brazil Retail Banking _____ Mexico Retail Banking 16.76 16.44 16.29 16.87 17.01 17.43 16.68 14.71 14.90 14.70 14.27 14.19 13.35 12.49 15.51 15.20 15.00 15.59 15.94 16.39 15.81 11.19 11.44 10.99 10.69 10.83 10.77 10.40 1.25 1.24 1.29 1.28 1.07 1.04 0.87 3.52 3.46 3.71 3.58 3.36 2.58 2.09 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Loans Deposits _____ Total _____ Loans _____ Deposits Total Chile Retail Banking 8.40 8.61 8.69 8.51 7.92 7.81 7.48 5.33 5.45 5.24 5.35 5.90 5.89 5.61 3.07 3.16 3.45 3.16 2.02 1.92 1.87 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Loans Deposits _____ Total

55

Latin America. NPL and coverage ratios

Brazil
109%
102%
107%
92%
95%
3.35%
3.58%
3.86%
4.75%
5.09%
Sep'08
Dec'08
Mar'09
Jun'09
Sep'09
NPLs
Coverage

Mexico
134%
132%
128%
122%
221%
2.06%
2.41%
2.80%
3.04%
2.45%
Sep'08
Dec'08
Mar'09
Jun'09
Sep'09
NPLs
Coverage

Santander

Latin America. NPL and coverage ratios 55 Brazil _____ Mexico 109% 102% 107% 92% 95% 221% 134% 132% 128% 122% 2.80% 3.04% 4.75% 5.09% 2.06% 2.41% 2.45% 3.35% 3.58% 3.86% Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 NPLs _____ Coverage _____ NPLs _____ Coverage Chile 111% 102% 95% 94% 94% 3.05% 3.30% 3.38% 2.45% 2.64% Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 NPLs Coverage

56

Sovereign. Spreads and NPL and coverage ratios
(%)

Spreads

2.32
2.60
2.65
1.88
1.91
1.86
0.44
0.69
0.79
Q1'09
Q2
Q3
Loans
Deposits
Total

NPLs and Coverage

66%
67%
68%
3.98%
4.34%
4.82%
Mar'09
Jun'09
Sep'09
NPLs
Coverage

Santander

56 Sovereign. Spreads and NPL and coverage ratios (%) Spreads _____ NPLs and Coverage 2.60 2.65 2.32 66% 67% 68% 1.88 1.91 1.86 3.98% 4.34% 4.82% 0.69 0.79 0.44 Q1’09 Q2 Q3 Mar’09 Jun’09 Sep’09 Loans _____ Deposits _____ Total _____ NPLs Coverage

Santander

Dow Jones Sustainability Indexes
Member 2008/09

Santander

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 28, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President